As Filed with the Securities and Exchange Commission on September 20, 2016

Registration No. 333-213367

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 2

To

FORM S-1

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

CAPSTAR FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Tennessee	6022	81-1527911
State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

201 4th Avenue North, Suite 950

Nashville, Tennessee 37219

(615) 732-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Claire W. Tucker

President and Chief Executive Officer

CapStar Financial Holdings, Inc.

201 4th Avenue North, Suite 950

Nashville, Tennessee 37219

(615) 732-6400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Chase Cole Wes Scott Waller Lansden Dortch & Davis, LLP Nashville City Center 511 Union Street, Suite 2700 Nashville, TN 37219 (615) 244-6380	Frank M. Conner III Michael P. Reed Covington & Burling LLP One City Center 850 Tenth Street, NW Washington, DC 20001 (202) 662-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common Stock, par value $1.00 per share	$49,050,375	$4,950(3)

(1)	Includes shares of common stock to be sold by the selling shareholders and shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares in the offering.
(2)	Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant and the selling shareholders specified herein.
(3)	$4,650.00 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 2016

PRELIMINARY PROSPECTUS

2,585,000 Shares

Common Stock

This prospectus relates to the initial public offering of CapStar Financial Holdings, Inc. We are offering 1,294,787 shares of our common stock. The selling shareholders identified in this prospectus are offering an additional 1,290,213 shares of our common stock. We will not receive any proceeds from sales by the selling shareholders.

Prior to this offering, there has been no established public market for our common stock. We currently estimate the public offering price per share of our common stock will be between $14.50 and $16.50. We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “CSTR.”

We are an “emerging growth company” under the federal securities laws and may take advantage of reduced public company reporting and relief from certain other requirements otherwise generally applicable to public companies. See “Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 18.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)
Proceeds, before expenses, to us
Proceeds, before expenses, to selling shareholders
(1)	The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting” for details.

We have granted the underwriters an option to purchase up to an additional 387,750 shares of our common stock at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York, on or about                 , 2016.

The shares of our common stock that you purchase in this offering are not deposits, savings accounts or other obligations of our bank subsidiary and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Keefe, Bruyette & Woods A Stifel Company	Sandler O’Neill + Partners, L.P.
Raymond James	Stephens Inc.

The date of this prospectus is                     , 2016

i

ABOUT THIS PROSPECTUS

In this prospectus, unless we state otherwise or the context otherwise requires, (i) references to “we,” “our,” “us,” “the Company” and “CapStar” refer to CapStar Financial Holdings, Inc. and its wholly owned subsidiary, CapStar Bank, which we sometimes refer to as “CapStar Bank,” “the bank” or “our bank,” (ii) references to “American Security” refer to American Security Bank & Trust Company, (iii) references to “Farmington” refer to Farmington Financial Group, LLC and (iv) references to the “Nashville MSA” refer to the Nashville-Davidson-Murfreesboro-Franklin, Tennessee Metropolitan Statistical Area which includes Davidson County (Nashville) and 13 additional counties.

On July 31, 2012, our bank completed its acquisition of American Security. The selected historical consolidated financial data as of and for the year ended December 31, 2012 includes information regarding the financial position, results of operations and cash flows attributable to American Security for the portion of the year beginning on July 31, 2012, and the selected historical consolidated financial data for all subsequent periods includes information regarding the financial position, results of operations and cash flows attributable to American Security for such periods. Consequently, our financial data for the periods following the year ended December 31, 2011 are not fully comparable to the financial data as of and for the year ended December 31, 2011.

On February 3, 2014, our bank completed its acquisition of Farmington. The consolidated financial statements as of and for the year ended December 31, 2014 include the financial position, results of operations and cash flows attributable to Farmington for the portion of the year beginning on February 3, 2014, and the consolidated financial statements for all subsequent periods include the financial position, results of operations and cash flows attributable to Farmington for such periods. Consequently, our results for the periods following the year ended December 31, 2013 are not fully comparable to the financial statements as of and for the years ended December 31, 2013, 2012 and 2011.

On February 5, 2016, we entered into a share exchange with the shareholders of the bank pursuant to which (i) we acquired all of the bank’s issued and outstanding shares of common stock and preferred stock, (ii) assumed shares of restricted stock, options and warrants that were previously issued by the bank and (iii) the bank became our wholly owned subsidiary.

This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For additional information, please see the section entitled “Where You Can Find More Information.”

The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our assets, business, cash flows, condition (financial or otherwise), liquidity, prospects or results of operations may have changed since that date.

You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

We, the selling shareholders and the underwriters have not authorized anyone to provide any information to you other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling shareholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions. We, the selling shareholders and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted.

“CapStar Bank” and its logos and other trademarks referred to and included in this prospectus belong to us. Solely for convenience, we refer to our trademarks in this prospectus without the ® or the ™ or symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus, if any, are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

INDUSTRY AND MARKET DATA

Market data used in this prospectus has been obtained from government and independent industry sources and publications available to the public, sometimes with a subscription fee, as well as from research reports prepared for other purposes. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We did not commission the preparation of any of the sources or publications referred to in this prospectus. We have not independently verified the data obtained from these sources, and, although we believe such data to be reliable as of the dates presented, it could prove to be inaccurate. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we are permitted to present only two years of audited financial statements and only two years of related discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	we are exempt from the requirement to obtain an attestation from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to hold non-binding shareholder advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of some or all of these provisions for up to five years unless we earlier cease to be an emerging growth company, which will occur if we have more than $1.0 billion in annual gross revenue, if we issue more than $1.0 billion of non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. However, we have elected not to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to purchase our common stock in this offering. You should read the entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with our consolidated financial statements and the related notes thereto, before making an investment decision.

Our Company

We are CapStar Financial Holdings, Inc., a bank holding company headquartered in Nashville, Tennessee, and we operate primarily through our wholly owned subsidiary, CapStar Bank, a Tennessee-chartered state bank. We are a commercial bank that seeks to establish and maintain comprehensive relationships with our clients by delivering customized and creative banking solutions and superior client service. Our products and services include (i) commercial and industrial loans to small and medium sized businesses, with a particular focus on businesses operating in the healthcare industry, (ii) commercial real estate loans, (iii) private banking and wealth management services for the owners and operators of our business clients and other high net worth individuals and (iv) correspondent banking services to meet the needs of Tennessee’s smaller community banks. Our operations are presently concentrated in demographically attractive and fast-growing counties in the Nashville MSA. As of June 30, 2016, on a consolidated basis, we had total assets of $1.3 billion, total deposits of $1.1 billion, total net loans of $877.0 million, and shareholders’ equity of $114.3 million.

Our Core Operating Principles

Our goal is to become a high-performing financial institution. In striving to achieve this goal, we operate the Company in conformity with our core principles which are, in order of priority:

•	Soundness. We strive to engage in safe and sound banking practices that preserve the asset quality of our balance sheet and protect our deposit base.

•	Profitability. We continuously seek to improve our core profitability by growing our revenue faster than our expenses in order to increase net income.

•	Strategic Growth. We seek to grow our total loans and deposits by leveraging our operating platform to facilitate organic and acquisitive growth.

We have achieved our historical growth through our sustained adherence to these core operating principles, and we believe we have an experienced management team that will continue to emphasize the importance of these principles in order to realize our future growth objectives and enhance long-term shareholder value.

Our Growth

Historical Growth. We have experienced operating success, profitability and significant growth primarily due to:

•	our management team which has extensive industry knowledge, banking experience, established and long-term relationships with small to medium sized business leaders through middle Tennessee, and product expertise;

•	our experienced bankers who have expertise in our lines of business, including commercial and industrial, healthcare and commercial real estate, and who focus on providing superior client service;

•	our core commitment to maintaining strong asset quality rather than simply growing the balance sheet;

•	our funding approach which emphasizes attracting core deposits rather than utilizing a wholesale funding strategy;

•	our acquisition of American Security Bank & Trust Company, or American Security, which expanded our geographic reach within the Nashville MSA, enhanced our deposit gathering ability and provided scale to leverage our infrastructure; and

•	our acquisition of Farmington Financial Group, LLC, or Farmington, which expanded our product offerings and increased our fee income by allowing us to offer residential mortgage origination services to our clients.

From December 31, 2011 to June 30, 2016, we grew our total assets at a compound annual growth rate, or CAGR, of 14.5%, our total deposits at a CAGR of 14.5% and our total loans at a CAGR of 19.1%. In addition, from December 31, 2011 to December 31, 2015, we grew our net income at a CAGR of 38.2%.

Future Growth. We believe that we have an operating platform and infrastructure that is capable of supporting a larger financial institution. We believe we can leverage our platform to continue to deliver customized and creative solutions and superior client service to our clients and sustainable, long-term returns to our shareholders. We intend to achieve future growth through the following:

•	Organic Growth. Our primary focus is to grow our client base, capture market share and leverage our platform within the Nashville MSA, an economically vibrant and demographically attractive market. Within the Nashville MSA, we believe we have competitive advantages over smaller community banks, which lack our product expertise and breadth of service, and larger regional institutions, which lack our knowledge of the Nashville MSA and responsive, local decision-making. Because of consolidation that has occurred in the banking industry within the Nashville MSA, we also believe that there is a base of potential clients that desire to partner with a bank that is locally headquartered and there are seasoned bankers that we believe we can hire who prefer the local, independent, banking franchise to that of the more diversified, regional financial institution. To capitalize on these opportunities, we intend to (i) leverage the relationships and contacts of our bankers to identify and target these businesses and individuals and (ii) develop comprehensive banking relationships with these businesses and individuals by delivering customized and creative banking solutions comparable to that of a larger regional institution while providing the superior client service expected of a smaller community bank.

•	Strategic Acquisitions. Although our primary focus is on organic growth, we continually review potential acquisitions that would enable us to leverage our platform. We seek acquisition targets that are strategic, that are financially attractive and that support our organic growth strategy without compromising our risk profile. We believe that there are numerous banking institutions that lack our scale and management expertise and that may encounter capital constraints or liquidity challenges. We expect any future acquisition targets will be financial institutions that are complementary to our operations and that are located in the Nashville MSA or other economically vibrant and demographically attractive markets. We believe that having publicly traded equity as a result of this offering will enhance our ability to capitalize on such acquisition opportunities in the future. Currently we are not engaged in the acquisition of any target company, and we do not currently have any agreements, arrangements or understandings for any such acquisition.

•	Expansion of Fee Income and Deposit Sources. We intend to continue to diversify our revenue sources by growing our wealth management and mortgage banking lines of business, which generate fee income. We expect that our increased participation in correspondent banking and private banking will provide additional deposits to our bank, thus diversifying our deposit portfolio, while also creating sources of fee income. In addition, we will seek to grow core deposits by cross-selling our products and services to our existing clients and by obtaining new clients.

Our Leadership

We are led by a team of banking professionals, each of whom has extensive experience with large regional banking institutions, as well as maintaining well-established relationships with the small to medium sized business leaders in the Nashville MSA.

•	Our executive management team is led by President and Chief Executive Officer Claire W. Tucker, a banker with a career that spans over 41 years, leading large geographical areas and business segments for regional and national banks. Ms. Tucker has been with CapStar Bank since August 2007. She previously served as Senior Executive Vice President in charge of commercial banking for AmSouth Bancorporation, or AmSouth. In 2011, Ms. Tucker was appointed by the Federal Reserve Bank for the Sixth District to a three-year term (and has since been reappointed to a second three-year term) for the Community Depository Institutions Advisory Council. Ms. Tucker began her banking career in 1975 at First American National Bank and rose to serve as President of Corporate Banking. First American National Bank was a financial institution with approximately $20.0 billion in assets that was based in Nashville and served the States of Tennessee, Mississippi and Louisiana. First American National Bank was the largest bank in the Nashville MSA and ranked first by deposit market share when acquired in 1999.

•	Robert B. Anderson is Chief Financial Officer and Chief Administrative Officer of CapStar and CapStar Bank. Mr. Anderson has more than two decades of leadership experience in the financial sector and has been with CapStar Bank since December 2012. Mr. Anderson has held multiple finance roles with Bank of America, including serving as Chief Financial Officer of the business banking segment. He also served as Chief Financial Officer for Capital One’s commercial bank. Mr. Anderson is a certified public accountant (inactive).

•	Dandridge W. Hogan is Chief Executive Officer of CapStar Bank. Mr. Hogan is a 30-year banking veteran and has been with CapStar Bank since December 2012. Mr. Hogan was previously the Regional President for Fifth Third Bank and had responsibility for banking operations in the States of Kentucky and Tennessee and led its expansion into the State of Georgia. He is a past member of the board of directors of the Nashville Branch of the Federal Reserve Bank of Atlanta. Mr. Hogan began his career at National Bank of Commerce, which was a $25.0 billion financial institution based in Memphis, Tennessee with various locations throughout the Southeast region of the United States.

•	Christopher G. Tietz is Chief Credit Officer of CapStar Bank. Mr. Tietz has over 31 years of banking experience and has been with CapStar Bank since March 2016. He started as a trainee of First American National Bank in Nashville in 1985 and rose to the position of Executive Vice President and Regional Senior Credit Officer for First American’s West Tennessee Region, including oversight of credit functions for private banking, business banking, middle-market, and corporate banking functions. Subsequent to his positions at First American, Mr. Tietz held various Chief Credit Officer roles at banks in the Midwest region of the United States and then most recently at FSG Bank in Chattanooga, Tennessee.

In addition to our experienced executive management team, our board of directors is comprised of well-regarded career bankers, professionals, entrepreneurs and business and community leaders with collective depth and experience in commercial banking, finance, real estate and manufacturing. Of our eleven directors, eight have served previously on the boards of directors of banking institutions, and six have held positions at commercial or investment banking institutions. Collectively, this group of directors has in excess of 150 years of collective financial services. Dennis C. Bottorff is the Chairman of the board of directors of the Company and CapStar Bank. Mr. Bottorff’s banking experience spans nearly five decades, and he has held senior leadership roles at numerous banks, including as Chairman and Chief Executive Officer of First American National Corporation and First American National Bank and Chairman of AmSouth and AmSouth Bank. During his career, Mr. Bottorff also served in leadership positions with the Tennessee and American Banking Associations and the Financial Services Roundtable.

We have also attracted, developed and retained bankers with significant in-market experience and relationships in order to support our organic growth strategy. These efforts have gained us significant expertise in client relations, while providing viable internal candidates for eventual management succession at various levels throughout our Company.

Our Market

According to the U.S. Census Bureau, the Nashville MSA is currently the 36th largest MSA in the United States. The Nashville region is expected to surpass the current size of the Austin, Charlotte and Portland regions by 2035, reaching a population of approximately 2.6 million. The following table illustrates the growth profile of the Nashville MSA as compared to the State of Tennessee, the Southeast region of the United States and the entire United States.

SUMMARY DEMOGRAPHIC AND OTHER MARKET DATA

Geographic Area	Total Population 2016 (Actual)	Population Change 2010 - 2016	Projected Population Change 2016 - 2021	Median Household Income 2016	Projected Household Income Change 2016 - 2021	Unemployment Rate*
Nashville MSA**	1,840,320	10.14%	6.87%	$55,922	9.41%	4.0%
State of Tennessee	6,623,654	4.37%	3.82%	46,781	7.13%	4.1%
Southeast Region of the United States	82,419,986	5.43%	4.43%	52,942	6.13%	4.7%
United States	322,431,073	4.43%	3.69%	55,551	7.77%	5.1%

*	Unemployment data as of June 2016
**	The Nashville MSA includes Davidson County (Nashville) and 13 additional counties.

Source: SNL Financial, Bureau of Labor Statistics

A recent Forbes report ranked the Nashville MSA at fourth on its list of “The Best Big Cities for Jobs 2016,” compiled based on short-, mid- and long-term job growth trends, ahead of such regions as Dallas, Austin, Denver and Charlotte. In April 2016, Nashville reported the second lowest unemployment rate among metropolitan areas with a population of at least one million, according to the U.S. Bureau of Labor Statistics. Since June 2011, Nashville has had the third strongest recovery in jobs among the 50 largest markets in the country, with a 19.3% increase in jobs since their lowest point in September 2009, according to a study published by the Pew Charitable Trusts. According to data compiled by the Nashville Area Chamber of Commerce, since July 2015, more than 100 companies have announced plans to relocate to, or expand within, Nashville and the surrounding area, generating an estimated 11,000 new jobs. We believe that the Nashville MSA is a desirable market for a wide range of industries, and the following table shows the diversity of employment within the Nashville MSA.

NASHVILLE MSA EMPLOYMENT BY SECTOR

Source: U.S. Bureau of Labor Statistics. Data as of May 2, 2016.

We believe that the economic vibrancy and attractive demographics of the Nashville MSA provide a favorable operating environment in which we can execute our growth strategy.

Our Competitive Strengths

Profitable and Scalable Operating Platform and Organizational Infrastructure. Over the past five years, we have delivered core profitability, which we view as return on average assets and pre-tax, pre-provision return on average assets. We continuously strive to improve our core profitability by growing our revenue faster than our noninterest expenses, a process we internally refer to as enhancing “operating leverage.” The following graphs depict our return on average assets and pre-tax, pre-provision return on average assets over the last five years.

RETURN ON AVERAGE ASSETS	PRE-TAX, PRE-PROVISION RETURN ON AVERAGE ASSETS

We believe that we have an efficient and scalable operating platform and organizational infrastructure that will allow us to continue to improve our operating leverage. Key attributes of our banking model include:

•	an executive management team that is poised to lead a public company;

•	an appropriate number of bankers and other personnel that we believe are capable of supporting our growth strategy;

•	an ability to grow our noninterest income faster than our net interest income, in part by scaling our wealth management, mortgage, treasury management, and other fee related services;

•	an ability to lower our deposit cost, which we measure through demand deposit accounts (our fastest growing type of deposit account), as we become the primary bank for more of our clients;

•	highly-sophisticated operating systems that allow us to manage our assets in the same manner as much larger institutions;

•	qualified external data processing and technology providers that allow us to remain current with innovation and market practices in key areas; and

•	online and mobile banking technologies and amenities that allow us to grow deposits without expanding our physical footprint.

We believe that our platform will enable us to (i) operate efficiently and profitably, (ii) scale our business as we continue to grow and expand and (iii) add experienced bankers in the future with minimal additional expenses other than salaries and benefits.

Sophisticated Lending Focus. The primary components of our loan portfolio are commercial and industrial loans to small and medium sized businesses, with a particular focus on businesses operating in the healthcare industry, and commercial real estate loans. We believe that our success is in part dependent on our extensive knowledge of these markets, which we believe are positively affecting much of the economic growth in the Nashville MSA. We have banking teams dedicated to the healthcare industry and each of the commercial and industrial and commercial real estate lending areas. We believe our industry-specific knowledge, product expertise and client engagement increase our profile within these lending verticals, enabling us to successfully identify, select and compete for credit-worthy borrowers and attractive financing projects. The following chart details the composition of our loan portfolio as of June 30, 2016.

LOAN PORTFOLIO COMPOSITION

(1)	Loans made to businesses operating in the healthcare line of business comprised 42% of all commercial and industrial loans.
(2)	Loans made to community banks operating in the correspondent banking line of business comprised 8% of commercial and industrial loans.

Strong Asset Quality. We maintain a firm commitment to preserving the asset quality of our balance sheet. Reflective of our credit culture is a question we routinely ask ourselves in the underwriting process: “Is this loan merely doable or is it actually prudent and desirable?” We believe our strong asset quality is also due to our experience in the Nashville MSA, our long-standing relationships with our clients and our disciplined underwriting processes. Our thorough underwriting processes collaboratively engage our seasoned business bankers, credit underwriters and portfolio managers in the analysis of each loan request. We manage our credit risks by analyzing metrics related to our lines of business in order to maintain a conservative and well-diversified loan portfolio reflective of our assessment of various industry subsets. Based upon our aggregate exposure to any given borrower relationship, we employ scaled review of loan originations that may involve senior credit officers, our Chief Credit Officer, our bank’s Credit Committee or, ultimately, our full board of directors. The following table compares our asset quality metrics to certain Tennessee regional and community banks.

ASSET QUALITY—NON-PERFORMING ASSETS

	Non-Performing Assets as a Percentage of Assets	Non-Performing Assets as a Percentage of Loans Plus Other Real Estate Owned
Median	1.30%	2.00%
1st Quartile	0.62	0.94
CapStar	0.44	0.66
Percentile Rank	82.2	83.6

Source: SNL Financial (includes 147 banks and thrifts headquartered in Tennessee with total assets less than $5.0 billion as of June 30, 2016; excludes merger targets).

Solid and Growing Core Deposit Base. A significant component of our business is the growth and stability of our core deposits, which we use to fund our loans and securities. Our private banking and correspondent banking lines of business are significant sources of core deposits, and we believe that the growth of our core deposit base, specifically our Demand and NOW accounts, is a result of our focus on developing comprehensive banking relationships with our clients. As an example, we have increased our Demand and NOW accounts from approximately 13% of total deposits as of December 31, 2011 to approximately 44% of total deposits as of June 30, 2016. This growth has resulted in a lower overall cost of funding and has enhanced our profitability. Our plan is to continue to grow our core deposits by cross-selling deposit relationships and obtaining new clients. The following charts show the improvement in our deposit composition as of June 30, 2016 and December 31, 2011, respectively.

DEPOSIT COMPOSITION AS OF JUNE 30, 2016	DEPOSIT COMPOSITION AS OF DECEMBER 31, 2011

Technology and Innovation. We have continually adapted to the changing technological needs and wants of our clients by investing in our electronic banking platform. We use a combination of online and mobile banking channels to attract and retain clients and expand the convenience of banking with us. In most cases, our clients can initiate banking transactions from the convenience of their personal computer or smart phone, reducing the number of in-branch visits necessary to conduct routine banking transactions. The remote transactions available to our clients include remote image deposit, bill payment, external and internal transfers, ACH origination and wire transfer. We believe that our investments in technology and innovation are consistent with our clients’ needs and will support future migration of our clients’ transactions to these and other developing electronic banking channels.

Our Challenges

Our ability to become a high-performing financial institution, to realize our future growth objectives and to enhance long-term shareholder value is subject to numerous risks and uncertainties that are discussed in the section titled “Risk Factors.” These risks and uncertainties include the following:

•	the adverse effects of weak economic conditions on our business and operations;

•	the concentration of our business in the Nashville MSA and the effect of changes in the economic, political and environmental conditions on this market;

•	the competition that we experience from financial institutions and other financial service providers;

•	our dependence upon our management team and board of directors and changes in our management and board composition;

•	our ability to execute our growth plans and our ability to manage any future growth effectively;

•	our ability to maintain a positive reputation and build a strong brand in the Nashville MSA;

•	our targeting of small and medium-sized businesses, the credit risks related to the size of these borrowers and our ability to adequately assess and limit such risk;

•	our concentration of large loans to a limited number of borrowers; and

•	the lack of seasoning in our loan portfolio.

Our Recent Accolades

•	CapStar honored by the Nashville Business Journal with a “Best in Business” award, 2016

•	CapStar recognized as 8th in “25 Fastest Growing Private Companies” (Nashville Business Journal, 2015)

•	Claire Tucker named “EY Entrepreneur of the Year in Financial Services for the Southeast Region” (Ernst and Young, 2014)

•	CapStar has made the list of “Fastest Growing Privately Held Companies” (Inc., 5000, 2014)

Our History and Corporate Information

CapStar Bank was incorporated in the State of Tennessee in 2007.

The bank successfully completed its initial and only capital issuance in 2008, raising approximately $88.0 million in shareholders’ equity, which represented and continues to be the largest initial capitalization in Tennessee history for a de novo state-chartered bank. During the economic recession and bank liquidity crisis that soon followed, the bank did not accept government funds from the Troubled Asset Relief Program or the Small Business Lending Fund, nor did it need to supplement its capital base to maintain well-capitalized status by issuing any form of additional capital.

The bank acquired a state charter in 2008 which was accomplished through a de novo application with the Tennessee Department of Financial Institutions, or the TDFI, and the Federal Reserve Bank of Atlanta. Upon approval of its charter, CapStar Bank opened for business to the public on July 14, 2008. Since then, the bank has opened two additional branches in the Nashville MSA. In July 2012, the bank completed the acquisition of American Security which, at the date of acquisition, operated two branch locations and approximately $160 million in assets. In February 2014, the bank completed the acquisition of Farmington.

We were incorporated on December 1, 2015, and, on February 5, 2016, we completed the share exchange with CapStar Bank’s shareholders that resulted in CapStar Bank becoming a wholly owned subsidiary of the Company. As a result of the share exchange, all of our operations are currently conducted through CapStar Bank.

We currently have seven locations, five of which are retail bank branches and two of which are mortgage origination offices.

Our principal executive offices are located at 201 4th Avenue North, Suite 950, Nashville, Tennessee 37219, and our telephone number is (615) 732-6400. We also maintain an Internet site at www.capstarbank.com. Our website and the information contained therein or limited thereto is not incorporated into this prospectus or the registration statement of which it forms a part. We have 166 highly engaged employees as of June 30, 2016, who continue to drive consistent growth across all lines of business.

THE OFFERING

Common stock offered by us	1,294,787 shares

Common stock offered by selling shareholders	1,290,213 shares

Underwriter purchase option	387,750 shares of common stock from us

Shares of common stock outstanding after completion of the offering	10,795,870 shares of common stock, assuming the underwriters do not exercise their purchase option.(1)

Use of proceeds	Assuming an initial public offering price of $15.50 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $17.1 million, (or $22.7 million if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting the estimated underwriting discount and offering expenses. We intend to use the net proceeds to us from this offering, along with available cash, for general corporate purposes, which may include the support of our balance sheet growth, the acquisition of other banks or financial institutions or other complementary businesses to the extent such opportunities arise, and the maintenance of our capital and liquidity ratios, and the ratios of our bank, at acceptable levels. We will not receive any proceeds from the sale of our common stock by the selling shareholders. For additional information, see “Use of Proceeds.”

Dividends	Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have not paid any cash dividends on our capital stock since inception, and we do not intend to pay dividends for the foreseeable future. Our ability to pay dividends to our shareholders in the future will depend on regulatory restrictions, liquidity and capital requirements, our earnings and financial condition, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. For additional information, see “Dividend Policy.”

NASDAQ Global Select Market listing	We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “CSTR.”

Directed share program	The underwriters have reserved for sale at the initial public offering price up to 5% of the shares of our common stock being offered by this prospectus for sale to certain of our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing our common stock in this offering. We do not know if these persons will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting.”

Registration rights	Certain of our shareholders have demand and piggyback registration rights. For a detailed description, see “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors” for a discussion of certain factors that you should carefully consider before making an investment decision.

(1)	References in this section to the number of shares of our common stock outstanding after this offering are based on 8,684,699 shares of our common stock issued and outstanding as of September 13, 2016. Unless otherwise noted, these references exclude the following as of September 13, 2016:

•	878,049 shares of common stock issuable upon the conversion of Series A Preferred Stock that is not included in this offering, but include 731,707 shares of common stock that will be issued upon the conversion of Series A Preferred Stock by one of our selling shareholders and offered for sale as part of this offering;

•	1,029,125 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $10.52 per share;

•	547,319 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $10.16 per share, but include 84,677 shares of common stock that will be issued upon the exercise of outstanding warrants at an exercise price of $15.50 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, by one of our selling shareholders and offered for sale as part of this offering; and

•	183,636 shares of common stock reserved for issuance pursuant to awards granted under the CapStar Financial Holdings, Inc. Stock Incentive Plan, or the Stock Incentive Plan.

Except as otherwise indicated, all information in this prospectus:

•	assumes an initial public offering of $15.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	assumes no exercise by the underwriters of their option to purchase 387,750 additional shares of our common stock from us.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the following selected historical consolidated financial data in conjunction with our consolidated financial statements and related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization” included elsewhere in this prospectus. The following tables set forth selected historical consolidated financial data (i) as of and for the six months ended June 30, 2016 and 2015 and (ii) as of and for the years ended December 31, 2015, 2014, 2013, 2012, and 2011. Selected financial data as of and for the years ended December 31, 2015 and 2014 and for the year ended December 31, 2013 have been derived from our audited financial statements included elsewhere in this prospectus. We have derived the selected financial data as of the year ended December 31, 2013, and as of and for the year ended December 31, 2012 from our audited financial statements not included in this prospectus. We have derived the selected financial data as of and for the year ended December 31, 2011 from our audited financial statements and other financial information (which reflects all adjustments necessary to present fairly in all material respects our financial condition and results of operations for such period in accordance with generally accepted accounting principles, or GAAP) not included in this prospectus. Selected financial data as of and for the six months ended June 30, 2016 and for the six months ended June 30, 2015 have been derived from our unaudited financial statements included elsewhere in this prospectus and have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly in all material respects our financial position and results of operations for such periods in accordance with GAAP. Selected financial data as of June 30, 2015 have been derived from financial information that has not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly in all material respects our financial condition as of such period in accordance with GAAP. Our historical results are not necessarily indicative of any future period. The performance ratios, asset quality and capital ratios, mortgage metrics and real estate concentrations are unaudited and derived from our audited and unaudited financial statements and other financial information as of and for the periods presented. Average balances have been calculated using daily averages.

	Six Months Ended June 30,		Twelve Months Ended December 31,
(Dollars in thousands, except per share information)	2016	2015	2015	2014	2013	2012	2011
Statement Of Income Data:
Interest income	$21,513	$19,430	$40,504	$38,287	$41,157	$33,966	$23,454
Interest expense	3,355	2,911	5,731	5,871	6,576	6,682	7,146
Net interest income	18,158	16,519	34,773	32,416	34,581	27,284	16,308
Provision for loan and lease losses	1,120	721	1,651	3,869	938	3,968	1,897
Noninterest income	4,939	4,331	8,884	7,419	1,946	1,935	874
Noninterest expense	15,961	15,050	30,977	28,562	25,432	19,021	13,211
Income before income taxes	6,016	5,079	11,029	7,404	10,157	6,230	2,073
Income tax expense	1,956	1,649	3,470	2,412	3,749	(3,168)	—
Net income	4,060	3,430	7,559	4,992	6,408	9,398	2,073
Pre-tax pre-provision net income (1)	7,136	5,800	12,680	11,273	11,095	10,197	3,970

Balance Sheet Data (At Period End):
Cash and due from banks	$97,546	$45,328	$100,185	$73,934	$44,793	$113,282	$44,043
Investment securities	220,186	285,168	221,891	285,514	305,291	280,115	236,837
Loans held for sale	57,014	50,919	35,729	15,386	—	—	—
Gross loans and leases (net of unearned income)	887,437	725,341	808,396	713,077	626,382	624,328	430,329
Total intangibles	6,317	6,371	6,344	6,398	284	317	—
Total assets	1,310,418	1,148,615	1,206,800	1,128,395	1,009,485	1,031,755	711,183
Deposits	1,143,301	967,735	1,038,460	981,057	879,165	919,782	621,212
Borrowings and repurchase agreements	40,000	66,263	48,755	34,837	29,494	7,452	12,622
Total liabilities	1,196,100	1,042,765	1,098,214	1,025,744	913,294	931,277	636,613
Common equity	97,818	89,350	92,086	86,151	79,691	83,977	58,070
Preferred equity	16,500	16,500	16,500	16,500	16,500	16,500	16,500
Total shareholders’ equity	114,318	105,850	108,586	102,651	96,191	100,478	74,570
Tangible equity (1)	108,001	99,479	102,242	96,253	95,907	100,160	74,570

	Six Months Ended June 30,		Twelve Months Ended December 31,
(Dollars in thousands, except per share information)	2016	2015	2015	2014	2013	2012	2011
Selected Performance Ratios:
Return on average assets (ROAA)	0.67%	0.60%	0.66%	0.47%	0.62%	1.11%	0.34%
Pre-tax pre-provision return on average assets (PTPP ROAA) (1)	1.18%	1.02%	1.11%	1.06%	1.08%	1.20%	0.65%
Return on average equity (ROAE)	7.31%	6.59%	7.08%	4.94%	6.46%	10.56%	2.94%
Return on average tangible equity (ROATE) (1)	7.75%	7.02%	7.53%	5.30%	6.48%	10.70%	2.94%
Net interest margin	3.13%	3.04%	3.19%	3.20%	3.45%	3.30%	2.73%
Efficiency ratio (2)	69.1%	72.2%	71.0%	71.7%	69.6%	65.1%	76.9%
Noninterest income / average assets	0.82%	0.76%	0.78%	0.70%	0.19%	0.23%	0.14%
Noninterest expense / average assets	2.64%	2.65%	2.72%	2.68%	2.47%	2.25%	2.16%
Loan and lease yield	4.31%	4.43%	4.53%	4.74%	5.48%	5.50%	5.02%
Deposit cost	0.60%	0.57%	0.56%	0.62%	0.71%	0.89%	1.34%

Per Share Outstanding Data:
Basic net earnings per share	$0.47	$0.40	$0.89	$0.59	$0.75	$1.20	$0.29
Diluted net earnings per share	0.38	0.33	0.73	0.49	0.62	1.00	0.24
Shares of common stock outstanding at end of period	8,683,902	8,533,418	8,577,051	8,471,516	8,353,087	8,705,283	7,142,783
Adjusted shares outstanding at end of period (1)	10,293,658	10,143,174	10,186,807	10,081,272	9,962,843	10,315,039	8,752,539
Book value per share, reported	11.26	10.47	10.74	10.17	9.54	9.65	8.13
Tangible book value per share, reported (1)	10.54	9.72	10.00	9.41	9.51	9.61	8.13
Book value per share, adjusted (1)	11.11	10.44	10.66	10.18	9.65	9.74	8.52
Tangible book value per share, adjusted (1)	10.49	9.81	10.04	9.55	9.63	9.71	8.52

Non-Performing Assets:
Non-performing loans	$5,829	$3,390	$2,689	$7,738	$6,552	$8,784	$141
Troubled debt restructurings	—	91	125	2,618	—	—	141
Other real estate and repossessed assets	—	335	216	575	1,451	1,822	—
Non-performing assets	5,829	3,726	2,905	8,313	8,003	10,606	141

Asset Quality Ratios:
Non-performing assets / assets	0.44%	0.32%	0.24%	0.74%	0.79%	1.03%	0.02%
Non-performing loans / loans	0.66%	0.47%	0.33%	1.09%	1.05%	1.41%	0.03%
Non-performing assets / loans + OREO	0.66%	0.51%	0.36%	1.16%	1.27%	1.69%	0.03%
Net charge-offs to average loans (periods annualized)	0.19%	0.86%	0.38%	0.15%	0.11%	0.40%	0.14%
Allowance for loan and lease losses to total loans and leases	1.18%	1.23%	1.25%	1.58%	1.35%	1.32%	1.45%
Allowance for loan and lease losses to non-performing loans	179.32%	263.67%	376.8%	145.8%	129.1%	93.5%	4,415.6%

Capital Ratios (At Period End):
Tier 1 leverage ratio	8.90%	8.84%	9.33%	8.56%	8.96%	9.22%	10.31%
Common equity tier 1 capital (CET1)	8.34%	8.72%	8.89%	—	—	—	—
Tier 1 risk-based capital	9.73%	10.28%	10.41%	10.32%	11.14%	11.77%	13.47%
Total risk-based capital ratio	10.67%	11.21%	11.42%	11.54%	12.19%	12.86%	14.68%
Total shareholders’ equity to total asset ratio	8.72%	9.22%	9.00%	9.10%	9.54%	9.74%	10.49%
Tangible equity to tangible assets (1)	8.28%	8.71%	8.52%	8.58%	9.51%	9.71%	10.49%

Real Estate—Commercial And Construction Concentrations:
Construction and development loans	$63,744	$41,094	$52,522	$46,193	$30,217	$35,674	$24,676
Commercial real estate and construction loans	239,866	167,737	198,285	172,803	146,258	150,253	109,988
Construction and development to total risk-based capital	52.7%	37.3%	45.3%	42.8%	30.1%	36.7%	32.3%
Commercial real estate and construction to total risk-based capital	198.4%	152.3%	170.9%	160.0%	145.8%	154.6%	144.0%

	Six Months Ended June 30,		Twelve Months Ended December 31,
(Dollars in thousands, except per share information)	2016	2015	2015	2014	2013	2012	2011
Composition Of Loans Held For Investment:
Commercial real estate—owner occupied	$104,345	$89,916	$108,132	$93,096	$71,968	$70,754	$56,189
Commercial real estate—non-owner occupied	171,426	126,719	143,065	126,697	110,053	106,393	76,417
Consumer real estate	91,091	86,875	93,785	77,688	61,545	74,073	54,505
Construction and land development	63,744	41,094	52,522	46,193	30,217	35,674	24,676
Commercial and industrial	389,088	342,533	353,442	333,613	319,899	297,281	184,747
Consumer	7,486	8,473	8,668	7,911	7,939	10,749	12,687
Other	61,669	31,157	50,197	29,393	26,007	30,333	22,120

Deposit Composition:
Demand	$193,542	$170,820	$190,580	$157,355	$135,448	$102,786	$66,641
NOW	314,325	116,922	189,983	115,915	84,028	60,663	12,655
Money market and savings	440,900	464,253	437,214	484,600	427,312	544,762	404,775
Time deposits less than $100,000	44,859	47,473	45,902	51,813	46,819	52,844	21,563
Time deposits greater than or equal to $100,000	149,675	168,267	174,781	171,373	185,482	158,778	115,578

Mortgage Metrics: (3)
Total origination volume	$236,915	$224,641	$422,323	$253,099	—	—	—
Total mortgage loans sold	215,809	192,058	407,941	245,891	—	—	—
Purchase volume as a % of originations	69%	66%	72%	76%	—	—	—
Gain on sale of loans	3,002	2,950	5,962	4,067	—	—	—
Gain on sale as a % of loans sold	1.39%	1.54%	1.46%	1.65%	—	—	—
Gain on sale as a % of total revenue	13.0%	14.2%	13.7%	10.2%	—	—	—

(1)	This measure is not recognized under GAAP and is therefore considered to be a non-GAAP measure. See “—GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of this measure to its most comparable GAAP measure.
(2)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.
(3)	Data shown for the years ended December 31, 2015 and 2014 and the six months ended June 30, 2016 and 2015 represents activity since closing the acquisition of Farmington in February 2014.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial measures included in our selected historical consolidated financial and other data are not measures of financial performance recognized by GAAP. Our management uses the non-GAAP financial measures set forth below in its analysis of our performance.

•	“Pre-tax pre-provision net income” is pre-tax income plus the provision for loan and lease losses.

•	“Tangible equity” is total shareholders’ equity less intangible assets.

•	“Pre-tax pre-provision return on average assets” is “pre-tax pre-provision net income divided by average assets.

•	“Average tangible equity” is total average shareholders’ equity less average intangible assets.

•	“Return on average tangible equity,” or ROATE, is defined as net income available to shareholders divided by average tangible equity.

•	“Adjusted shares outstanding at end of period” is total shares of common stock outstanding at end of period plus total shares of preferred stock outstanding at end of period.

•	“Book value per share, adjusted” is total shareholders’ equity divided by total shares of common and preferred stock outstanding.

•	“Tangible assets” is total assets less intangible assets.

•	“Tangible common equity” is common equity less total intangibles.

•	“Tangible book value per share, reported” is tangible common equity divided by total shares of common stock outstanding.

•	“Tangible book value per share, adjusted” is tangible equity divided by total shares of common and preferred stock outstanding.

•	“Tangible equity to tangible assets” is tangible equity divided by tangible assets.

We believe that these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures:

	Six Months Ended June 30,		Twelve Months Ended December 31,
(Dollars in thousands, except per share information)	2016	2015	2015	2014	2013	2012	2011
Pre-Tax Pre-Provision Net Income:
Pre-tax income	$6,016	$5,079	$11,029	$7,404	$10,157	$6,230	$2,073
Add: provision for loan and lease losses	1,120	721	1,651	3,869	938	3,968	1,897
Pre-tax pre-provision net income	7,136	5,800	12,680	11,273	11,095	10,198	3,970

Tangible Equity:
Total shareholders’ equity	$114,318	$105,850	$108,586	$102,651	$96,191	$100,477	$74,570
Less: intangible assets	6,317	6,371	6,344	6,398	284	317	—
Tangible equity	108,001	99,479	102,242	96,253	95,907	100,160	74,570

Pre-Tax Pre-Provision Return on Average Assets:
Total average assets	$1,214,252	$1,144,416	$1,140,760	$1,064,705	$1,028,709	$846,901	$612,775
Pre-tax pre-provision net income	7,136	5,800	12,680	11,273	11,095	10,197	3,970
Pre-tax pre-provision return on average assets	1.18%	1.02%	1.11%	1.06%	1.08%	1.20%	0.65%

Return on Average Tangible Equity (ROATE):
Total average shareholders’ equity	$111,695	$104,968	$106,727	$101,030	$99,153	$88,990	$70,625
Less: average intangible assets	6,331	6,385	6,371	6,855	301	1,151	—
Average tangible equity	105,364	98,583	100,356	94,175	98,852	87,839	70,625
Net income to shareholders	4,060	3,430	7,559	4,992	6,408	9,397	2,073
Return on average tangible equity (ROATE)	7.75%	7.02%	7.53%	5.30%	6.48%	10.70%	2.94%

	Six Months Ended June 30,		Twelve Months Ended December 31,
(Dollars in thousands, except per share information)	2016	2015	2015	2014	2013	2012	2011
Adjusted Shares Outstanding at End of Period:
Shares of common stock outstanding	8,683,902	8,533,418	8,577,051	8,471,516	8,353,087	8,705,283	7,142,783
Shares of preferred stock outstanding	1,609,756	1,609,756	1,609,756	1,609,756	1,609,756	1,609,756	1,609,756
Adjusted shares outstanding at end of period	10,293,658	10,143,174	10,186,807	10,081,272	9,962,843	10,315,039	8,752,539

Book Value per Share, Adjusted:
Total shareholders’ equity	$114,318	$105,850	$108,586	$102,651	$96,191	$100,478	$74,570
Adjusted shares outstanding at end of period	10,293,658	10,143,174	10,186,807	10,081,272	9,962,843	10,315,039	8,752,539
Book value per share, adjusted	$11.11	$10.44	$10.66	$10.18	$9.65	$9.74	$8.52

Tangible Common Equity:
Common equity	97,818	89,350	92,086	86,151	79,691	83,977	58,070
Less: intangible assets	6,317	6,371	6,344	6,398	284	317	—
Tangible common equity	91,501	82,979	85,742	79,753	79,407	83,660	58,070

Tangible Book Value per Share, Reported
Tangible common equity	$91,501	$82,979	85,742	$79,753	$79,407	$83,660	$58,070
Shares of common stock outstanding	8,683,902	8,533,418	8,577,051	8,577,051	8,353,087	8,705,283	7,142,783
Tangible book value per share reported	$10.54	$9.72	$10.00	$9.41	$9.51	$9.61	$8.13

Tangible Book Value per Share, Adjusted:
Tangible equity	$108,001	$99,479	$102,242	$96,253	$95,907	$100,160	$74,570
Adjusted shares outstanding at end of period	10,293,658	10,143,174	10,186,807	10,081,272	9,962,843	10,315,039	8,752,539
Tangible book value per share, adjusted	$10.49	$9.81	$10.04	$9.55	$9.63	$9.71	$8.52

Tangible Equity to Tangible Assets:
Tangible equity	$108,001	$99,479	$102,242	$96,253	$95,907	$100,160	$74,570
Total assets	1,310,418	1,148,615	1,206,800	1,128,395	1,008,709	1,031,755	711,183
Less: intangible assets	6,317	6,371	6,344	6,398	284	317	—
Tangible assets	1,304,101	1,142,244	1,200,456	1,121,997	1,008,425	1,031,437	711,183
Tangible equity to tangible assets	8.28%	8.71%	8.52%	8.58%	9.51%	9.71%	10.49%

RISK FACTORS

Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to invest in our common stock. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could materially and adversely affect our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations. As a result, the trading price of our common stock could decline and you could lose all or part of your investment. Further, to the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below also are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 42.

Risks Related To Our Business

As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.

Our business and operations, which primarily consist of lending money to clients in the form of loans, borrowing money from clients in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium- and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States.

Weak economic conditions are characterized by numerous factors, including deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is also characterized by interest rates at near historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our loan and investment portfolios. All of these factors can individually or in the aggregate be detrimental to our business, and the interplay between these factors can be complex and unpredictable. Adverse economic conditions could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

The global financial markets continue to experience significant volatility as a result of, among other things, economic and political instability in the wake of the referendum in the United Kingdom in June 2016, in which the majority of voters voted in favor of an exit from the European Union, or Brexit. Following the vote on Brexit, stock markets worldwide experienced significant declines and certain currency exchange rates fluctuated substantially, and the outlook for the global economy in 2016 and beyond remains uncertain as negotiations commence to determine the future terms of the United Kingdom’s relationship with the European Union. Such global market instability may hinder future U.S. economic growth, which could adversely affect our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Our business and operations are concentrated in state of Tennessee generally and the Nashville MSA more specifically, and we are more sensitive than our more geographically diversified competitors to adverse changes in the local economy.

Unlike with many of our larger competitors that maintain significant operations located outside our market area, substantially all of our clients are individuals and businesses located and doing business in the Nashville MSA. As of June 30, 2016, approximately 86% of the loans in our loan portfolio (measured by dollar amount) were made to borrowers who live or conduct business in the Nashville MSA. Therefore, our success will depend upon the general economic conditions in this area, which we cannot predict with certainty. As a result, our operations and profitability may be more adversely affected by a local economic downturn in the Nashville MSA than those of larger, more geographically diverse competitors. For example, the Nashville economy is particularly sensitive to changes in the healthcare service, music and entertainment and hospitality and tourism industries, among others. A downturn in these industries or in the local economy generally could make it more difficult for our borrowers to repay their loans and may lead to loan losses that are not offset by operations in other markets; it may also reduce the ability of depositors to make or maintain deposits with us. For these reasons, any regional or local economic downturn that affects the state of Tennessee generally and the Nashville MSA specifically, or existing or prospective borrowers or depositors in the Nashville MSA could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

From time to time, our bank may provide financing to clients who or that have companies or properties located outside the Nashville MSA or the state of Tennessee. In such cases, we would face similar local market risk in those communities for these clients.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other community banks and super-regional and national financial institutions that operate offices in our service area. These competitors often have far greater resources than we do and are able to conduct more intensive and broader-based promotional efforts to reach both commercial and individual clients.

We compete with these other financial institutions both in attracting deposits and in making loans. In addition, we must attract our client base from other existing financial institutions and from new residents. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete with an array of financial institutions in our service area.

Our ability to compete successfully will depend on a number of factors, including, among other things:

•	our ability to recruit and retain experienced and talented bankers at competitive compensation levels;

•	our ability to build and maintain long-term client relationships while ensuring high ethical standards and safe and sound banking practices;

•	the scope, relevance and pricing of products and services that we offer;

•	client satisfaction with our products and services;

•	industry and general economic trends; and

•	our ability to keep pace with technological advances and to invest in new technology.

Increased competition could require us to increase the rates that we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability. We derive a substantial majority of our business from the Nashville MSA. Our failure to compete effectively in our market could restrain our growth or cause us to lose market share, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

We are dependent on the services of our management team and board of directors, and the unexpected loss of key personnel or directors may adversely affect our business and operations.

We are led by an experienced core management team with substantial experience in the markets that we serve, and our operating strategy focuses on providing products and services through long-term relationship managers and ensuring that our largest clients have relationships with our senior management team. Accordingly, our success depends in large part on the performance of these key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. If any of our executive officers, other key personnel, or directors leaves us or our bank, our operations may be adversely affected. While we have employment agreements containing non-competition provisions with many of our key personnel, if any of such personnel leaves his or her position for any reason, our financial condition and results of operations may suffer because of his or her skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified personnel to replace him or her. Additionally, our directors’ community involvement and diverse and extensive local business relationships are important to our success.

Our business strategy includes the continuation of our growth plans, and we could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing our growth strategy for our business through organic growth of our loan and deposit portfolio as well as through strategic acquisitions. Our prospects must be considered in light of the risks, expenses and difficulties that can be encountered by financial service companies in rapid growth stages, which include the risks associated with the following:

•	maintaining loan quality;

•	maintaining adequate management personnel and information systems to oversee such growth;

•	maintaining adequate control and compliance functions;

•	obtaining regulatory approvals with respect to acquisitions;

•	entry into new markets, industries, and product areas; and

•	securing capital and liquidity needed to support anticipated growth.

We may not be able to expand our presence in our existing market or new markets. Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. Failure to manage our growth effectively could adversely affect our ability to successfully implement our business strategy, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

As a bank that focuses on building comprehensive banking relationships with clients, our reputation is critical to our business, and damage to it could have a material adverse effect on us.

A key differentiating factor for our business is the strong brand we are building in the Nashville MSA market. Through our branding, we communicate to the market about our company and our service offerings. Maintaining a positive reputation is critical to our attracting and retaining clients and employees. Adverse perceptions of us could make it more difficult for us to execute on our strategy. Harm to our reputation can arise from many sources, including actual or perceived employee misconduct, misconduct by our outsourced service providers or other counterparties, litigation or regulatory actions, our failure to meet our standards of service and quality and compliance failures. Negative publicity regarding us or our bank, whether or not accurate, may damage our reputation, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

We target small and medium sized businesses as loan clients, who may have greater credit risk than larger borrowers.

We target small and medium sized businesses as loan clients. As of June 30, 2016, $790.3 million, or 90%, of our $877.0 million of total net loans were made to small and medium sized businesses. Because of their size, these borrowers may be less able to withstand competitive, economic or financial pressures than larger borrowers in periods of economic weakness. If loan losses occur at a level where the allowance for loan and lease losses is not sufficient to cover actual loan losses, our earnings will decrease.

Our concentration of large loans to a limited number of borrowers may increase our credit risk.

Our growth over the last several years has been partially attributable to our ability to originate and retain large loans. In addition to regulatory limits to which our bank is subject, we have established an internal policy limiting loans to one borrower, principal or guarantor based on “total exposure,” which represents the aggregate exposure of economically related borrowers for approval purposes; loans in excess of our internal limit require acknowledgment by our bank’s full board of directors. Many of these loans have been made to a small number of borrowers, resulting in a concentration of large loans to certain borrowers. As of June 30, 2016, our 10 largest borrowing relationships accounted for approximately 13% of our total loan portfolio. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this high concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay its loan obligations as a result of economic or market conditions, or personal circumstances, such as divorce or death, our non-accrual loans and our allowance for loan and lease losses could increase significantly, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Lack of seasoning of our loan portfolio could increase risk of credit defaults in the future.

As a result of our growth over the past several years, as of June 30, 2016, approximately $526 million of the loans in our loan portfolio, or 59% of our loan portfolio, had been originated since June 30, 2014, including new originations and renewals. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because a large portion of our portfolio is relatively new, the current level of delinquencies and defaults may not represent the level of delinquencies and defaults that could occur as the portfolio becomes more seasoned and may not serve as a reliable basis for predicting the health and nature of our loan portfolio. Our limited experience with these loans does not provide us with a significant payment history pattern with which to judge future collectability. As a result, it may be difficult to predict the future performance of our loan portfolio. If delinquencies and defaults increase, we may be required to increase our allowance for loan and lease losses, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

We may not be able to adequately assess and limit our credit risk, which could adversely affect our profitability.

A primary component of our business involves making loans to clients. The business of lending is inherently risky because the principal of or interest on the loan may not be repaid timely or at all or the value of any collateral supporting the loan may be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Our risk management practices, such as monitoring our loan applicants and the concentration of our loans within specific lines of business and our credit approval practices, may not adequately assess credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting clients and the quality of the loan portfolio. A failure to effectively assess and limit the credit risk associated with our loan portfolio could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Our allowance for loan and lease losses may prove to be insufficient to absorb losses inherent in our loan portfolio.

We maintain an allowance for loan and lease losses that represents management’s best estimate of the loan and lease losses and risks inherent in our loan portfolio. The level of the allowance reflects management’s continuing evaluation of concentrations within our lines of business, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan and lease losses is highly subjective and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, continuing deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan and lease losses. In addition, our regulators, as an integral part of their examination process, periodically review our loan portfolio and the adequacy of our allowance for loan and lease losses and may require adjustments based upon judgments that are different than those of management. Further, if actual charge-offs in future periods exceed the amounts allocated to the allowance for loan and lease losses, we may need to increase our provision for loan and lease losses to restore the adequacy of our allowance for such losses. If we are required to materially increase our level of allowance for loan and lease losses for any reason, our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations could be materially and adversely affected.

The healthcare service industry is an integral component of the local economy, and adverse trends in the healthcare service industry could have a material adverse effect on us.

The healthcare service industry is an integral segment of the local economy, having a local impact of approximately $38.8 billion and more than 250,000 jobs in the Nashville MSA according to data from the Nashville Healthcare Council as of June 2015. As of June 30, 2016, approximately 18% of our loan portfolio was composed of loans to borrowers in the healthcare service industry. Adverse trends in the healthcare service industry may have a negative impact on a significant portion of the Company’s borrowers and clients. The healthcare service industry may be affected by the following:

•	trends in the method of delivery of healthcare services;

•	competition among healthcare providers;

•	consolidation of large health insurers;

•	lower reimbursement rates from government and commercial payors, high uncompensated care expense, investment losses and limited admissions growth pressuring operating profit margins for healthcare providers;

•	availability of capital;

•	credit downgrades;

•	liability insurance expense;

•	regulatory and government reimbursement uncertainty resulting from changes to laws governing the delivery of healthcare services and reimbursement of providers of healthcare services;

•	congressional efforts to repeal and federal court cases challenging the legality of certain aspects of the Patient Protection and Affordable Care Act and the Healthcare and Education Reconciliation Act of 2010;

•	health reform initiatives to address healthcare costs through expanded value-based purchasing programs, bundled provider payments, health insurance exchanges, increased patient cost-sharing, geographic payment variations, comparative effectiveness research, lower payments for hospital readmissions, and shared risk-and-reward payment models such as accountable care organizations;

•	federal and state government plans to reduce budget deficits and address debt ceiling limits by lowering healthcare provider Medicare and Medicaid payment rates, while requiring increased patient access to care;

•	equalizing Medicare payment rates across different facility-type settings;

•	heightened health information technology security standards and the meaningful use of electronic health records by healthcare providers; and

•	potential tax law changes affecting healthcare providers.

These changes, among others, could adversely affect the economic performance of some or all of our borrowers and clients in the healthcare services industry and, in turn, have a materially negative impact on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Our commercial real estate loan portfolio exposes us to credit risks that may be greater than the risks related to other types of loans.

Our loan portfolio includes non-owner-occupied commercial real estate loans, or CRE loans, to individuals and businesses for various purposes, which are secured by commercial properties, as well as construction and land development loans. CRE loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. The availability of such income for repayment may be adversely affected by changes in the economy or local market conditions. These loans expose us to greater credit risk than loans secured by other types of collateral because the collateral securing these loans is typically more difficult to liquidate. Additionally, non-owner-occupied CRE loans generally involve relatively large balances to single borrowers or related groups of borrowers. Unexpected deterioration in the credit quality of our non-owner-occupied CRE loan portfolio could require us to increase our allowance for loan and lease losses, which would reduce our profitability and could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

A prolonged downturn in the real estate market could result in losses and adversely affect our profitability.

As of June 30, 2016, approximately 31% of our loan portfolio was composed of commercial real estate loans, 10% consumer real estate loans, and 7% construction and land development loans. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A decline in real estate values could further impair the value of our collateral and our ability to sell the collateral upon any foreclosure, which would likely require us to increase our allowance for loan and lease losses. In the event of a default with respect to any of these loans, the amounts we receive upon sale of the collateral may be insufficient to recover the outstanding principal and interest on the loan. If we are required to re-value the collateral securing a loan to satisfy the debt during a period of reduced real estate values or to increase our allowance for loan and lease losses, our profitability could be adversely affected, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

The federal bank regulatory agencies have indicated their view that banks with high concentrations of loans secured by commercial real estate are subject to increased risk and should implement robust risk management policies and maintain higher capital than regulatory minimums to maintain an appropriate cushion against loss that is commensurate with the perceived risk. Federal bank regulatory guidelines identify institutions potentially exposed to CRE concentration risk as those that have (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development and other land loans representing 100% or more of the institution’s capital, or (iv) total CRE loans representing 300% or more of the institution’s capital if the outstanding balance of the institution’s CRE loan portfolio has increased 50% or more during the prior 36 months. Because a significant portion of our loan portfolio is dependent on commercial real estate, a change in the regulatory capital requirements applicable to us or a decline in our regulatory capital could limit our ability to leverage our capital as a result of these policies, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of the real property.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. As of June 30, 2016, we did not have any other real estate owned. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to:

•	general or local economic conditions;

•	environmental cleanup liability;

•	neighborhood assessments;

•	interest rates;

•	real estate tax rates;

•	operating expenses of the mortgaged properties;

•	supply of and demand for rental units or properties;

•	ability to obtain and maintain adequate occupancy of the properties;

•	zoning laws;

•	governmental and regulatory rules;

•	fiscal policies; and

•	natural disasters.

Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of other real estate owned, could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

We have several large depositor relationships, the loss of which could force us to fund our business through more expensive and less stable sources.

As of June 30, 2016, our 10 largest non-brokered depositors accounted for $274.8 million in deposits, or approximately 24% of our total deposits. Further, our non-brokered deposit account balance was $967.6 million, or approximately 85% of our total deposits, as of June 30, 2016.

Withdrawals of deposits by any one of our largest depositors could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Correspondent banking introduces unique risks, which could affect our liquidity.

Our correspondent banking line of business comprised over $202.4 million of deposits as of June 30, 2016. Although correspondent banking provides diversification of our funding base, it introduces a unique set of risks. Increases in the federal funds rate could create liquidity issues within the bank as it competes with the interest on reserves rate paid by the Federal Reserve Bank. Additionally, strong industry-wide loan demand could also create liquidity issues as excess balances held at CapStar Bank by our correspondent banks would presumably be redeployed by those banks into new loans. Further, capital inadequacy or asset quality issues at other institutions could result in increased risk to us due to the potential for large deposit withdrawals. If any of the foregoing were to occur, our liquidity could be materially and adversely affected.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due, and our funding sources may be insufficient to fund our future growth.

Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding. An inability to raise funds, at competitive rates or at all, through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. In particular, approximately 83% of our bank’s deposits as of June 30, 2016 were checking accounts and other liquid deposits, which are payable on demand or upon several days’ notice, while by comparison, 68% of the assets of our bank were loans at June 30, 2016, which cannot be called or sold in the same time frame. Our access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general.

Factors that could negatively impact our access to liquidity sources include a decrease of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences. For example, we rely on deposits, federal funds purchased and advances from the Federal Home Loan Bank of Cincinnati, or FHLB, to fund our operations. As of June 30, 2016, we had $40 million of advances from the FHLB outstanding. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if, among other things, our financial condition, the financial condition of the FHLB or market conditions were to change. In such a circumstance, we may seek additional borrowings to achieve our long-term business objectives; however, they may not be available to us on favorable terms or at all.

Additionally, whole loan sale agreements may require us to repurchase or substitute mortgage loans, or indemnify buyers against losses, in the event we breach representations or warranties to purchasers, guarantors and insurers, including government-sponsored entities, about the mortgage loans and the manner in which they were originated. In addition, we may be required to repurchase mortgage loans as a result of early payment default of the borrower on a mortgage loan. If repurchase and indemnity demands increase and such demands are valid claims and are in excess of our provision for potential losses, our liquidity, results of operations and financial condition may be adversely affected.

Any substantial, unexpected or prolonged change in the level or cost of liquidity could have a material adverse effect on our ability to meet deposit withdrawals and other client needs, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

We are subject to interest rate risk, which could adversely affect our profitability, and we do not have a history of operating in a rising interest rate environment.

Our profitability, like that of most financial institutions, depends to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings. We have positioned our asset portfolio to benefit in a higher interest rate environment, but this may not remain true in the future. We have managed the growth of our bank since inception in an economic environment characterized by historically low interest rates. Our ability to continue that performance in a rising rate environment is not a certainty. Our interest sensitivity profile was asset sensitive as of June 30, 2016, meaning that our net interest income would increase more from rising interest rates than from falling interest rates. However, because we do not have a history of operating in a rising interest rate environment, we have no historical data on which to model the actual effect of rising interest rates on our assets and liabilities. As a result, these models may not be an accurate indicator of how our interest income will be affected by changes in interest rates.

Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings but could also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

In addition, an increase in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also necessitate further increases to the allowance for loan and lease losses which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Changes in monetary policy and government responses to adverse economic conditions such as inflation and deflation may have an adverse effect on our business, financial condition and results of operations.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Board of Governors of the Federal Reserve System. Actions by monetary and fiscal authorities, including the Federal Reserve, could lead to inflation, deflation, or other economic phenomena that could adversely affect our financial performance. The primary impact of inflation on our operations most likely will be reflected in increased operating costs. Conversely, deflation generally will tend to erode collateral values and diminish loan quality.

Our recent results may not be indicative of our future results and may not provide sufficient guidance to assess the risk of an investment in our common stock.

Our business has grown rapidly. Although rapid business growth can reflect favorable business conditions, financial institutions that grow rapidly can experience significant difficulties as a result of rapid growth. Failure to build infrastructure sufficient to support rapid growth and suffering loan losses in excess of reserves for such losses, as well as other risks associated with rapidly growing financial institutions, could materially impact our operations.

We may not be able to sustain our historical rate of growth and may not be able to expand our business at all. In addition, our recent growth may distort some of our historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. As a small commercial bank, we have different lending risks than larger banks. We provide services to our local communities; thus, our ability to diversify our economic risks is limited by our own local market and economy. We lend primarily to small and medium sized businesses, which may expose us to greater lending risks than those faced by banks lending to larger, better-capitalized businesses with longer operating histories. We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through our loan approval and review procedures. Our use of historical and objective information in determining and managing credit exposure may not be accurate in assessing our risk. Our failure to sustain our historical rate of growth or adequately manage the factors that have contributed to our growth could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Our bank’s size presents multiple challenges that may restrict our growth and prevent us from effectively implementing our business strategy, such as our regulatory and internal lending limits and our ability to effectively leverage our infrastructure to implement our business strategy.

We are limited in the amount our bank can loan in the aggregate to a single borrower or related borrowers by the amount of the bank’s capital. CapStar Bank is a Tennessee-chartered bank and therefore is subject to the legal lending limits of the state of Tennessee and federal law. Tennessee and federal legal lending limits are safety and soundness measures intended to prevent one person or a relatively small and economically related group of persons from borrowing an unduly large amount of a bank’s funds. They are also intended to safeguard a bank’s depositors by diversifying the risk of loan losses among a relatively large number of credit-worthy borrowers engaged in various types of businesses. Under Tennessee law, total loans and extensions of credit to a borrower generally may not exceed 15% of our bank’s capital, surplus and undivided profits. However, such loans may be in excess of that percentage, but not above 25%, if each loan in excess of 15% is first submitted to and approved in advance in writing by the board of directors and a record is kept of such written approval and reported to the board of directors quarterly. Under federal law applicable to Federal Reserve member banks, total loans and extensions of credit to a borrower may not exceed 15% of our bank’s unimpaired capital and surplus. However, such loans may be in excess of that percentage, but not above 25%, if each loan in excess of 15% is fully collateralized by readily marketable collateral. We have also established an internal limit on loans to one borrower between 7% and 15% of our capital, surplus and undivided profits, depending upon the underlying risk rating. Loans in excess of our internal limit are noted as a policy exception and require acknowledgment by our bank’s full board of directors. Based upon our bank’s current capital levels, the amount it may lend is significantly less than that of many of our larger competitors and may discourage potential borrowers who have credit needs in excess of the bank’s lending limit from doing business with us. Our bank accommodates larger loans by selling participations in those loans to other financial institutions, but this strategy may not always be available. If we are unable to compete effectively for loans from our target clients, we may not be able to effectively implement our business strategy, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Our growth strategy may involve strategic acquisitions, and we may not be able to overcome risks associated with such transactions.

We plan to continue to explore opportunities to acquire other financial institutions and businesses in or around our existing Nashville market or in comparable markets or that would involve lines of business that are additive to our existing products and services. Our acquisition activities could be material to our business and involve a number of risks, including the following:

•	the need to raise new capital;

•	the time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our management’s attention being diverted from the operation of our existing business;

•	the lack of history among our management team in working together on acquisitions and related integration activities;

•	the time, expense and difficulty of integrating the operations and personnel of the combined businesses;

•	an inability to realize expected synergies or returns on investment;

•	failure to discover the existence of liabilities during the due diligence process;

•	exposure to unknown or contingent liabilities for which we may not be indemnified;

•	potential disruption of our ongoing banking business; and

•	a loss of key employees or key clients following an acquisition.

We may not be successful in overcoming these risks or any other problems encountered in connection with potential acquisitions. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy and enhance shareholder value, which, in turn, could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Our continued pace of growth may require us to raise additional capital in the future to fund such growth, and the unavailability of additional capital on terms acceptable to us could adversely affect us or our growth.

After giving effect to this offering, we believe that we will have sufficient capital to meet our capital needs for our immediate growth plans. However, we will continue to need capital to support our longer-term growth plans. If capital is not available on favorable terms when we need it, we will have to either issue common stock or other securities on less than desirable terms or reduce our rate of growth until market conditions become more favorable. Either of such events could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

The fair value of our investment securities could fluctuate because of factors outside of our control, which could have a material adverse effect on us.

As of June 30, 2016, the fair value of our investment securities portfolio was approximately $219.5 million. Factors beyond our control could significantly affect the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments, or OTTI, and realized and/or unrealized losses in future periods and declines in earnings and/or other comprehensive income (loss), which could materially and adversely affect our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations. The process for determining whether impairment of a security is OTTI usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer, any collateral underlying the security as well as the Company’s intent and ability to hold the security for a sufficient period of time to allow for any anticipated recovery in fair value in order to assess the probability of receiving all contractual principal and interest payments on the security. Our failure to assess any impairments or losses with respect to our securities could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Deterioration in the fiscal position of the U.S. federal government and downgrades in the U.S. Department of the Treasury and federal agency securities could adversely affect us and our banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain, as illustrated by the 2011 downgrade by certain rating agencies of the credit rating of the U.S. government and federal agencies.

However, in addition to causing economic and financial market disruptions, any future downgrade, failure to raise the U.S. statutory debt limit, or deterioration in the fiscal outlook of the U.S. federal government, could, among other things, materially adversely affect the market value of the U.S. and other government and governmental agency securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms. In particular, such events could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. Also, the adverse consequences of any downgrade could extend to those to whom we extend credit and could adversely affect their ability to repay their loans. Any of these developments could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

We are subject to losses resulting from fraudulent and negligent acts on the part of loan applicants, our borrowers, other third parties, and our employees.

When we originate loans, we rely heavily upon information supplied by third parties, including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the fair value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the borrower, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. The persons and entities involved in such a misrepresentation are often difficult to locate, and we are often unable to collect any monetary losses that we have suffered from them.

We may bear costs associated with the proliferation of computer theft and cyber-crime.

We necessarily collect, use and hold sensitive data concerning individuals and businesses with whom we have a banking relationship. Threats to data security, including unauthorized access and cyber-attacks, rapidly emerge and change, exposing us to additional costs for protection or remediation and competing time constraints to secure our data in accordance with client expectations and statutory and regulatory requirements. It is not feasible to defend against every risk being posed by changing technologies as well as criminals intent on committing cyber-crime, particularly given their increasing sophistication. Patching and other measures to protect existing systems and servers could be inadequate, especially on systems that are being retired. Controls employed by our information technology department and third-party vendors could prove inadequate. We could also experience a breach by intentional or negligent conduct on the part of our employees or other internal sources, software bugs or other technical malfunctions, or other causes. As a result of any of these threats, our client accounts may become vulnerable to account takeover schemes or cyber-fraud. Our systems and those of our third-party vendors may also become vulnerable to damage or disruption due to circumstances beyond our or their control, such as from network failures, viruses and malware, power anomalies or outages, natural disasters and catastrophic events.

A breach of our security or the security of our third-party vendors that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations as well as to data loss, litigation, damages, fines and penalties, client notification requirements, significant increases in compliance costs, and reputational damage, any of which could individually or in the aggregate have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

Our risk management framework is comprised of various processes, systems and strategies and is designed to manage the types of risk to which we are subject, including, among others, credit, liquidity, capital, financial performance, asset/liability, operational, compliance and regulatory, Community Reinvestment Act, or CRA, strategic and reputational, information technology and legal. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances, including if our management fails to follow our credit policies and procedures, and thus, it may not adequately mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

We depend on our information technology and telecommunications systems, and any systems failures or interruptions could adversely affect our operations and financial condition.

We rely heavily on communications and information systems to conduct our business. Any failure or interruption in the operation of these systems could impair or prevent the effective operation of our client relationship management, general ledger, deposit, lending or other functions. While we have policies and procedures designed to prevent or limit the effect of a failure or interruption in the operation of our information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions impacting our information systems could damage our reputation, result in a loss of clients, and expose us to additional regulatory scrutiny, civil litigation, and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We are dependent upon outside third parties for the processing and handling of our records and data.

We rely on software developed by third-party vendors to process various transactions. In some cases, we have contracted with third parties to run their proprietary software on our behalf. These systems include, but are not limited to, general ledger, payroll, employee benefits, loan and deposit processing, and securities portfolio accounting. For example, one vendor provides our core banking system through a service bureau arrangement. While we perform a review of controls instituted by the applicable vendors over these programs in accordance with industry standards and perform our own testing of user controls, we rely on the continued maintenance of controls by these third-party vendors, including safeguards over the security of client data. We may incur a temporary disruption in our ability to conduct business or process transactions, or incur damage to our reputation, if the third-party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Such a disruption or breach of security may have a material adverse effect on our business. In addition, we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all.

We encounter technological change continually and have fewer resources than certain of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to serving clients better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our success will depend in part on our ability to address our clients’ needs by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Certain of our competitors have substantially greater resources to invest in technological improvements than us, and in the future, we may not be able to implement new technology-driven products and services timely, effectively or at all or be successful in marketing these products and services to our clients. As these technologies are improved in the future, we may, in order to remain competitive, be required to make significant capital expenditures, which may increase our overall expenses and have a material adverse effect on our net income.

We may be adversely affected by the lack of soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. Defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems in the past and could lead to losses or defaults by us or by other institutions in the future. These losses or defaults could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

We are subject to environmental liability risk associated with our lending activities.

In the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

By engaging in derivative transactions, we are exposed to additional credit and market risk.

We use interest rate swaps to help manage our interest rate risk from recorded financial assets and liabilities when they can be demonstrated to effectively hedge a designated asset or liability and the asset or liability exposes us to interest rate risk or risks inherent in client related derivatives. As of June 30, 2016, we had $35 million notional value of interest rate swaps. Hedging interest rate risk is a complex process, requiring sophisticated models and routine monitoring, and is not a perfect science. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. We also have derivatives that result from a service we provide to certain qualifying clients approved through our credit process, and therefore, are not used to manage interest rate risk in our assets or liabilities. By engaging in derivative transactions, we are exposed to credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what we expected when we entered into the derivative transaction. The existence of credit and market risk associated with our derivative instruments could adversely affect our net interest income and, therefore, could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

We are or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of our business involve substantial risk of legal liability. From time to time, we are, or may become, the subject of lawsuits and related legal proceedings, governmental and self-regulatory agency information-gathering requests, reviews, investigations and proceedings and other forms of regulatory inquiry, including by bank regulatory agencies, the Securities and Exchange Commission, or SEC, and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way in which we conduct our business, or reputational harm.

Although we establish accruals for legal proceedings when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated, we may not have accruals for all legal proceedings where we face a risk of loss. In addition, due to the inherent subjectivity of the assessments and unpredictability of the outcome of legal proceedings, amounts accrued may not represent the ultimate loss to us from the legal proceedings or government or other inquiries. Thus, our ultimate losses may be higher, and possibly materially so, than the amounts accrued for legal loss contingencies, which could adversely affect our financial condition and results of operations.

The Nashville MSA is susceptible to floods, tornados and other natural disasters, adverse weather events and acts of God, which may adversely affect our business and operations.

Substantially all of our business and operations are located in the Nashville MSA, which is an area that has recently been damaged by floods and tornadoes and that is susceptible to other natural disasters, adverse weather events and acts of God. Natural disasters, adverse weather events and acts of God can disrupt our operations, cause widespread property damage, and severely depress the local economies in which we operate. Any economic decline as a result of natural disasters, adverse weather events or acts of God can reduce the demand for loans and our other client solutions as well as client ability to repay such loans. In addition, the rates of delinquencies, foreclosures, bankruptcies and losses on loan portfolios may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Moreover, the value of real estate or other collateral that secures the loans could be materially and adversely affected by natural disasters, adverse weather events or acts of God. Therefore, natural disasters, adverse weather events or acts of God could result in decreased revenue and loan losses that have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Our internal controls over financial reporting may not be effective, and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are not currently required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are, therefore, not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. We will be required to comply with these rules upon ceasing to be an emerging growth company, as defined in the JOBS Act.

When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented, or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing, and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigations by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and hiring additional personnel. Any such action could negatively affect our results of operations and cash flows.

Risks Related to Our Industry

We are subject to extensive regulation that could limit or restrict our business activities and impose financial requirements, such as minimum capital requirements, and could have a material adverse effect on our profitability.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies including the Federal Reserve, the Federal Deposit Insurance Corporation, or FDIC, and the TDFI. Regulatory compliance is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, transactions with affiliates, treatment of our clients, and interest rates paid on deposits. We are also subject to financial requirements prescribed by our regulators such as minimum capitalization guidelines, which require us to maintain adequate capital to support our growth. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions and other activities. Recently, banks generally have faced increased regulatory sanctions and scrutiny particularly with respect to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, or USA Patriot Act, and other statutes relating to anti-money laundering compliance and client privacy. Recent legislation has substantially changed, and increased, federal regulation of financial institutions, and there may be significant future legislation (and regulations under existing legislation) that could have a further material effect on bank holding companies like us and banks like CapStar Bank.

In July 2013, the U.S. federal banking agencies approved the implementation of the Basel III regulatory capital reforms, or Basel III, and issued rules effecting certain changes to capital adequacy regulations required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. Basel III is applicable to all U.S. banks that are subject to minimum capital requirements as well as to bank and saving and loan holding companies. The U.S. Basel III rule not only increased most of the required minimum regulatory capital ratios, it introduced a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. The U.S. Basel III rule also narrowed the current definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 capital (that is, Tier 1 capital in addition to common equity) and Tier 2 capital. A number of instruments that previously qualified as Tier 1 capital no longer qualify, subject to a grandfather provision that allows certain depository institution holding companies with less than $15 billion in assets to include non-qualifying capital instruments issued prior to May 19, 2010, and phase-out periods for other non-qualifying instruments. In addition, the U.S. Basel III rule permitted banking organizations with less than $15 billion in assets to retain, through a one-time election, the previous treatment of accumulated other comprehensive income (loss) attributable to unrealized gains and losses for available for sale, or AFS, debt securities. We made this election, and as a result, the effect of accumulated other comprehensive income (loss) is “filtered” out of our regulatory capital. The U.S. Basel III rule maintained the general structure of the banking agencies’ prompt corrective action thresholds while incorporating the increased capital requirements, including the common equity Tier 1 capital ratio. In order to be a “well-capitalized” depository institution under the revised prompt corrective action regime, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total risk-based capital ratio of 10% or more; and a leverage ratio of 5% or more. Under the U.S. Basel III rule, banking organizations must also maintain a capital conservation buffer consisting of common equity Tier 1 capital, which will be phased in through 2019. Generally, banking organizations of our size became subject to the U.S. Basel III rule on January 1, 2015, with a phase-in period through 2019 for certain changes.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

Federal and state regulators periodically examine our business and may require us to remediate adverse examination findings or may take enforcement action against us.

The Federal Reserve and the TDFI periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, the Federal Reserve or the TDFI were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to require us to remediate any such adverse examination findings.

In addition, these agencies have the power to take enforcement action against us to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation of law or regulation or unsafe or unsound practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to direct the sale of subsidiaries or other assets, to limit dividends and distributions, to restrict our growth, to assess civil monetary penalties against us or our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory enforcement action against us could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

We are subject to numerous fair lending laws designed to protect consumers and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, federal banking agencies, and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new lines of business. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial service providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service, or IRS. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control, or OFAC. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the requirement to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these circumstances could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Financial reform legislation has, among other things, tightened capital standards, created the Consumer Financial Protection Bureau and resulted in new regulations that are likely to increase our costs of operations.

As final rules and regulations implementing the Dodd-Frank Act have been adopted, this law has significantly changed the current bank regulatory framework and affected the lending, deposit, investment, trading and operating activities of banks and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act depends on the rules and regulations that implement it.

Among many other changes, the Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits effective one year after the date of its enactment, thus allowing businesses to have interest-bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor. The Dodd-Frank Act also directs the federal banking regulators to issue rules prohibiting incentive compensation that encourages inappropriate risks.

The Dodd-Frank Act created the Consumer Financial Protection Bureau, or the CFPB, with broad powers to supervise and enforce consumer financial protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit “unfair, deceptive or abusive” acts and practices.

As noted above, many aspects of the Dodd-Frank Act are subject to rulemaking and take effect over several years, making it difficult to anticipate the overall financial impact on us. However, compliance with the Dodd-Frank Act and its implementing regulations will result in additional operating and compliance costs that could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

We are required to act as a source of financial and managerial strength for our bank in times of stress.

Under federal law and long-standing Federal Reserve policy, we are expected to act as a source of financial and managerial strength to our bank, and to commit resources to support our bank if necessary. We may be required to commit additional resources to our bank at times when we may not be in a financial position to provide such resources or when it may not be in our, or our shareholders’ or creditors,’ best interests to do so. A requirement to provide such support is more likely during times of financial stress for us and our bank, which may make any capital we are required to raise to provide such support more expensive than it might otherwise be. In addition, any capital loans we make to our bank are subordinate in right of repayment to deposit liabilities of our bank. In the event of our bankruptcy, any commitment by us to a federal banking regulator to maintain the capital of our bank will be assumed by the bankruptcy trustee and entitled to priority of payment over general unsecured creditor claims.

Our FDIC deposit insurance premiums and assessments may increase.

The deposits of our bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments as determined according to the calculation described in “Supervision and Regulation—Bank Regulation and Supervision—FDIC Insurance and Other Assessments.” High levels of bank failures since the financial crisis and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund following the financial crisis, the

FDIC increased deposit insurance assessment rates and charged special assessments to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

The federal banking agencies have finalized new liquidity standards that could result in our having to lengthen the term of our funding, restructure our lines of business by forcing us to seek new sources of liquidity for them, and/or increase our holdings of liquid assets.

In September 2014, the U.S. federal banking agencies finalized a new liquidity standard, the liquidity coverage ratio, which requires a large banking organization to hold sufficient “high quality liquid assets” to meet liquidity needs for a 30 calendar day liquidity stress scenario. Although the liquidity coverage ratio does not apply directly to us, the substance of the rule may in the future inform the regulators’ assessment of our liquidity. We could be required to reduce our holdings of illiquid assets, which may adversely affect our results and financial condition. A net stable funding ratio, which imposes a similar requirement over a one-year period, is under consideration for large banking organizations.

Risks Related to Our Common Stock and the Offering

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation, the risks discussed elsewhere in this “Risk Factors” section and:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deem comparable to us;

•	future issuances of our common stock or other securities;

•	perceptions in the marketplace regarding our competitors and/or us; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.

The stock market and, in particular, the market for financial institution stocks, have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

An active, liquid market for our common stock may not develop or be sustained following the offering, which may impair your ability to sell your shares.

Before this offering, there has been no established public market for our common stock. Although we have applied to list our common stock on the NASDAQ Global Select Market, our application may not be approved. Even if approved, an active, liquid trading market for our common stock may not develop or be sustained following the offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock.

Securities analysts may not initiate or continue coverage of our common stock, which could adversely affect the market for our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

We expect to use the net proceeds of this offering, along with available cash, for general corporate purposes, which may include, among other things, the support of balance sheet growth, the acquisition of other banks or financial institutions or other complementary businesses to the extent such opportunities arise, and the maintenance of our capital and liquidity ratios, and the ratios of our bank, at appropriate levels. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins that we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate and substantial dilution in tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $4.74 per share, based on an assumed initial public offering price of $15.50 per share (the midpoint of the range on the cover page of this prospectus), and our tangible book value of $10.54 per share as of June 30, 2016. Accordingly, if we were liquidated at our tangible book value, you would not receive the full amount of your investment.

A future issuance of stock could dilute the value of our common stock.

Our charter permits us to issue up to an aggregate of 25 million shares of common stock. As of September 13, 2016, 8,684,699 shares of our common stock were issued and outstanding, including 210,074 shares of restricted common stock that have yet to vest. Those shares outstanding do not include the potential issuance, as of September 13, 2016, of 1,609,756 shares of our common stock that are issuable upon conversion of shares of our Series A Preferred Stock, including any such shares to be converted in connection with this offering, 1,029,125 shares of our common stock subject to issuance upon exercise of outstanding stock options under the Stock Incentive Plan, 797,319 shares of our common stock that are issuable pursuant to exercise of outstanding warrants, including any such shares to be issued pursuant to the exercise of warrants in connection with this offering, and 183,636 additional shares of our common stock that were reserved for issuance under the Stock Incentive Plan. A future issuance of any new shares of our common stock would, and equity-related securities could, cause further dilution in the value of our outstanding shares of common stock.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing shareholders might sell shares of common stock could also depress our market price and hinder our ability to raise equity capital in the future. Upon completion of this offering, we will have 10,795,870 shares of common stock outstanding, or 11,183,620 shares if the underwriters exercise their option to purchase additional shares in full, in each case assuming no exercise of outstanding options or of warrants other than those being exercised by a selling shareholder in connection with this offering.

All of the 2,585,000 shares of common stock sold in this offering (or 2,972,750 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction or registration under the Securities Act, except that our directors, executive officers, and certain additional other holders of our common stock will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 requirements described in “Shares Eligible for Future Sale.” After expiration of the lock-up periods and pursuant to compliance with Rule 144, 2,783,742 additional shares, or 26% of our outstanding shares of common stock (assuming the underwriters do not exercise their option to purchase additional shares and assuming no exercise of outstanding options or of warrants other than those being exercised by a selling shareholder in connection with this offering), will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when these resale restrictions lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities and could result in a decline in the value of the shares of our common stock purchased in this offering.

In addition, we plan to file a registration statement on Form S-8 under the Securities Act to register an aggregate of 1,422,835 shares of common stock for issuance under our Stock Incentive Plan, of which 1,239,199 shares are subject to outstanding options to purchase such shares and 183,636 are reserved for future issuance. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described in “Shares Eligible for Future Sale.”

Following this offering, our directors, executive officers and principal shareholders will continue to have the ability to exert influence over our business and corporate affairs.

Our executive officers, directors and principal shareholders, as a group, beneficially owned approximately 50.7% of our outstanding shares as of September 13, 2016. Upon consummation of this offering, that same group, in the aggregate, will beneficially own approximately 35% of our outstanding shares, assuming no exercise by the underwriters of their over-allotment option and no exercise of outstanding options or of outstanding warrants other than those being exercised by a selling shareholder in connection with this offering and after giving effect to the issuance of shares in this offering (including any shares purchased by our existing shareholders). As a result of their ownership, our executive officers, directors and principal shareholders will continue to have the ability, by voting their shares in concert, to influence the outcome of all matters submitted to our shareholders for approval, as well as our management and affairs. This concentration of voting power could delay or prevent an acquisition of our Company on terms that other shareholders may desire, which in turn could depress our share price and may prevent attempts by our shareholders to replace or remove the board of directors or management.

In addition, pursuant to the terms of the Second Amended and Restated Shareholders’ Agreement, or SARSA, among us, our bank, Corsair III Financial Services Capital Partners, L.P., Corsair III Financial Services Offshore 892 Partners, L.P., or together, the Corsair funds, and certain other investors, the Corsair funds may recommend one nominee to the Nominating and Corporate Governance Committee of the boards of directors of the Company and our bank for election to such boards, subject to any required regulatory and shareholder approvals. All shareholders party to the SARSA have agreed to vote their shares to elect such nominee upon recommendation by the Nominating and Corporate Governance Committee of the Company and our bank and approval by the boards of directors and all applicable regulatory authorities (if necessary). This right of the Corsair funds is not expected to terminate in connection with this offering. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Second Amended and Restated Shareholders’ Agreement” for additional information.

There are substantial regulatory limitations on changes of control of bank holding companies.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring 10% or more (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. These provisions effectively inhibit certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

We have the ability to incur debt and pledge our assets, including our stock in our bank, to secure that debt.

We have the ability to incur debt and pledge our assets to secure that debt. Absent special and unusual circumstances, a holder of indebtedness for borrowed money has rights that are superior to those of holders of our common stock. For example, interest must be paid to a lender before dividends can be paid to our shareholders, and, in the case of liquidation, our borrowings must be repaid before we can distribute any assets to our shareholders. Furthermore, we would have to make principal and interest payments on our indebtedness, which could reduce our profitability or result in net losses on a consolidated basis even if our bank were profitable.

The rights of our common shareholders are subordinate to the rights of the holders of our Series A Preferred Stock and any debt securities that we may issue and may be subordinate to the holders of any other class of preferred stock that we may issue in the future.

As of September 13, 2016, we have issued 1,609,756 shares of our Series A Preferred Stock, and we expect 878,049 shares of our Series A Preferred Stock to be outstanding following this offering. These shares have certain rights that are senior to our common stock. Holders of our Series A Preferred Stock are entitled to receive, when, as and if declared by our board of directors, cash dividends to the same extent and on the same basis as cash dividends as declared by our board of directors with respect to common stock. Such dividends on shares of Series A Preferred Stock are payable on the same dates as dividends on shares of common stock but prior to the payment of any dividends on shares of common stock. In the event of our bankruptcy, dissolution or liquidation, the holders of our Series A Preferred Stock are entitled to receive a liquidation preference of $10.25 per share of Series A Preferred Stock, plus any amount equal to all dividends declared and unpaid thereon, before any distributions can be made to the holders of our common stock.

Our charter authorizes our board of directors to issue an aggregate of up to five million shares of preferred stock without any further action on the part of our shareholders. Our board of directors also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. Accordingly, you should assume that any shares of preferred stock that we may issue in the future will also be senior to our common stock. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected.

We and our bank are subject to capital and other legal and regulatory requirements which restrict our ability to pay dividends, and we do not intend to pay dividends in the foreseeable future.

We are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. In addition, because our bank is our only material asset, our ability to pay dividends to our shareholders depends on our receipt of dividends from the bank, which is also subject to restrictions on dividends as a result of banking laws, regulations and policies. Finally, our board of directors intends to retain all of our earnings to promote growth and build capital. Accordingly, we do not expect to pay dividends in the foreseeable future. Accordingly, if the receipt of dividends over the near term is important to you, you should not invest in our common stock. For additional information, see “Dividend Policy.”

Tennessee and federal law limits the ability of others to acquire us or the bank, which may restrict your ability to fully realize the value of your common stock.

In many cases, shareholders receive a premium for their shares when one company purchases another. Tennessee and federal law makes it difficult for anyone to purchase us or our bank without approval of our board of directors and the approval of state and federal regulators. Thus, your ability to realize the potential benefits of any sale by us may be limited, even if such sale would represent a greater value for shareholders than our continued independent operation.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, the Deposit Insurance Fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and is subject to the same market forces that affect the price of common stock in any company. As a result, an investor may lose some or all of such investor’s investment in our common stock.

Our corporate governance documents, and certain corporate and banking laws applicable to us, may adversely affect our common shareholders and could make a takeover of us more difficult.

Certain provisions of our charter and bylaws and corporate and federal banking laws could make it more difficult for a third party to acquire control of our organization, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:

•	provide that special meetings of shareholders, unless otherwise prescribed by the TBCA, may be called only by our board of directors, by the Chairman of our board of directors, by the President and Chief Executive Officer or by the Secretary acting under the instructions of any of the foregoing;

•	enable our board of directors by a majority vote to increase the number of persons serving as directors up to the maximum of 25 and to fill the vacancies created as a result of the increase by a majority vote of the directors then in office;

•	require no more than 120 days’ and no less than 75 days’ advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders;

•	enable our board of directors to amend our bylaws without shareholder approval;

•	require either (i) the affirmative vote of two-thirds of our directors then in office and the affirmative vote of a majority of our outstanding shares entitled to vote or (ii) the affirmative vote of a majority of our directors then in office and the affirmative vote of two-thirds of our outstanding shares entitled to vote, if the TBCA or other applicable law requires shareholder approval of a merger, share exchange or sale, lease, exchange or other disposition of all or substantially all of our assets and either (i) the affirmative vote of two-thirds of our directors then in office or (ii) the affirmative vote of two-thirds of our outstanding shares entitled to vote to amend or rescind the immediately preceding provision;

•	do not provide for cumulative voting rights (therefore prohibiting shareholders from giving more than one vote per share to any single director nominee); and

•	require prior regulatory application and approval of any transaction involving control of our organization.

These provisions may adversely affect our common shareholders and could discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our shareholders might otherwise receive a premium over the market price of our shares.

We are an “emerging growth company,” and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as described in the JOBS Act. For as long as we continue to be an emerging growth company we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, a potential exemption from new auditing standards adopted by the Public Company Accounting Oversight Board and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

We may take advantage of these provisions for up to five years, unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenue exceeds $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Investors may find our common stock less attractive if we rely on these reduced regulatory and reporting requirements, which may result in a less active trading market and increased volatility in our stock price.

Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time consuming, and it may strain our resources and negatively impact our operations.

Following this offering, we will become subject to the reporting requirements of the Securities and Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. These laws and regulations increase the scope, complexity and cost of corporate governance, reporting and disclosure practices over those of non-public or non-reporting companies. Despite our conducting business in a highly regulated environment, these laws and regulations have different requirements for compliance than we experienced prior to becoming a reporting company. Our expenses related to services rendered by our accountants, legal counsel and consultants have increased in order to ensure compliance with these laws and regulations that we became subject to as a reporting company and may increase further as we become a public company and grow in size. These provisions, as well as any other aspects of current or proposed regulatory or legislative changes to laws applicable to us may impact the profitability of our business activities and may change certain of our business practices, including our ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including within the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that constitute forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “projection,” “forecast,” “goal,” “target,” “would,” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. The inclusion of these forward-looking statements should not be regarded as a representation by us, the selling shareholders, the underwriters or any other person that such expectations, estimates and projections will be achieved. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but are not limited to, the following:

•	economic conditions (including interest rate environment, government economic and monetary policies, the strength of global financial markets and inflation and deflation) that impact the financial services industry as a whole and/or our business;

•	the concentration of our business in the Nashville MSA and the effect of changes in the economic, political and environmental conditions on this market;

•	increased competition in the financial services industry, locally, regionally or nationally, which may adversely affect pricing and the other terms offered to our clients;

•	our dependence on our management team and board of directors and changes in our management and board composition;

•	our reputation in the community;

•	our ability to execute our strategy and to achieve loan and deposit growth through organic growth and strategic acquisitions;

•	credit risks related to the size of our borrowers and our ability to adequately assess and limit our credit risk;

•	our concentration of large loans to a small number of borrowers;

•	the significant portion of our loan portfolio that originated during the past two years and therefore may less reliably predict future collectability than older loans;

•	the adequacy of reserves (including our allowance for loan and lease losses) and the appropriateness of our methodology for calculating such reserves;

•	adverse trends in the healthcare service industry, which is an integral component of our market’s economy;

•	our management of risks inherent in our commercial real estate loan portfolio, and the risk of a prolonged downturn in the real estate market, which could impair the value of our collateral and our ability to sell collateral upon any foreclosure;

•	governmental legislation and regulation, including changes in the nature and timing of the adoption and effectiveness of new requirements under the Dodd-Frank Act, Basel guidelines, capital requirements, accounting regulation or standards and other applicable laws and regulations;

•	the loss of large depositor relationships, which could force us to fund our business through more expensive and less stable sources;

•	operational and liquidity risks associated with our business, including liquidity risks inherent in correspondent banking;

•	volatility in interest rates and our overall management of interest rate risk, including managing the sensitivity of our interest-earning assets and interest-bearing liabilities to interest rates, and the impact to our earnings from a change in interest rates;

•	the potential for our bank’s regulatory lending limits and other factors related to our size to restrict our growth and prevent us from effectively implementing our business strategy;

•	strategic acquisitions we may undertake to achieve our goals;

•	the sufficiency of our capital, including sources of capital and the extent to which we may be required to raise additional capital to meet our goals;

•	fluctuations to the fair value of our investment securities that are beyond our control;

•	deterioration in the fiscal position of the U.S. government and downgrades in Treasury and federal agency securities;

•	potential exposure to fraud, negligence, computer theft and cyber-crime;

•	the adequacy of our risk management framework;

•	our dependence on our information technology and telecommunications systems and the potential for any systems failures or interruptions;

•	our dependence upon outside third parties for the processing and handling of our records and data;

•	our ability to adapt to technological change;

•	the financial soundness of other financial institutions;

•	our exposure to environmental liability risk associated with our lending activities;

•	our engagement in derivative transactions;

•	our involvement from time to time in legal proceedings and examinations and remedial actions by regulators;

•	the susceptibility of our market to natural disasters and acts of God; and

•	the effectiveness of our internal controls over financial reporting and our ability to remediate any future material weakness in our internal controls over financial reporting.

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this prospectus, including those discussed in the section entitled “Risk Factors.” If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this prospectus, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for us to predict their occurrence or how they will affect us.

USE OF PROCEEDS

Assuming an initial public offering price of $15.50 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $17.1 million, (or $22.7 million if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting the estimated underwriting discount and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $1.2 million, or $1.6 million (if the underwriters elect to exercise in full their purchase option), assuming the number of shares we sell, as set forth on the cover of this prospectus, remains the same, after deducting the estimated underwriting discount and offering expenses.

We intend to use the net proceeds to us from this offering, along with available cash, for general corporate purposes, which may include the support of our balance sheet growth, the acquisition of other banks or financial institutions or other complementary businesses to the extent such opportunities arise, and the maintenance of our capital and liquidity ratios, and the ratios of our bank, at acceptable levels. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes, and our management will have broad discretion over how these proceeds are used.

We plan to invest these proceeds in short term investments until needed for the uses described above.

We will not receive any proceeds from the sale of our common stock by the selling shareholders.

DIVIDEND POLICY

Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have not paid any cash dividends on our capital stock since inception, and we do not intend to pay dividends for the foreseeable future. As a Tennessee corporation, we are not permitted to pay dividends if, after giving effect to such payment, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amounts needed to satisfy any preferential rights if we were dissolving.

Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay any dividends on our common stock depends, in large part, upon our receipt of dividends from our bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. Pursuant to Tennessee law, our bank may not, without the prior approval of the Commissioner of the TDFI, pay any dividends to us in a calendar year in excess of the total of our bank’s net income for that year plus the retained net income for the preceding two years. For additional information, see “Supervision and Regulation—Bank Regulation and Supervision—Payment of Dividends.”

Our ability to pay dividends to our shareholders in the future will depend on regulatory restrictions and our liquidity and capital requirements, as well as our earnings and financial condition, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent the initial public offering price per share of our common stock exceeds the pro forma tangible book value per share of our common stock immediately following this offering. As of June 30, 2016, the tangible book value of our common stock was approximately $91.5 million, or $10.54 per share of common stock based on 8,683,902 shares of our common stock issued and outstanding. Tangible book value per share represents common equity less intangible assets and goodwill, divided by the number of shares of our common stock outstanding.

After giving effect to our sale of 1,294,787 shares of our common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed initial public offering price of $15.50 per share, the midpoint of the price range on the cover of this prospectus, deducting the estimated underwriting discount and offering expenses and assuming no exercise of outstanding options or of warrants other than those being exercised by a selling shareholder in connection with this offering, the pro forma tangible book value of our common stock at June 30, 2016 would have been approximately $116.1 million, or $10.76 per share. Therefore, this offering will result in an immediate increase of $0.22 in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of 4.74 in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately 31% of the assumed public offering price of $15.50 per share.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma tangible book value per share of common stock after giving effect to this offering would be approximately $10.89 per share (assuming no exercise of outstanding options or of warrants other than those being exercised by a selling shareholder in connection with this offering), and the dilution in pro forma tangible book value per share of common stock to new investors in this offering would be approximately $4.61.

The following table illustrates the calculation of the amount of dilution per share that a new investor of our common stock in this offering will incur given the assumptions above:

Assumed initial public offering price	$15.50
Tangible book value per share of common stock at June 30, 2016	10.54
Increase in tangible book value per share of common stock attributable to new investors	0.22
Pro forma tangible book value per share of common stock after this offering	10.76
Dilution per share of common stock to new investors in this offering	4.74

The following table illustrates the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing shareholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $15.50 per share, the midpoint of the price range on the cover of this prospectus, and before deducting estimated underwriting discounts and estimated offering expenses as of June 30, 2016 on a pro forma basis.

	Shares Purchased		Total Consideration (Dollars in thousands)		Average Price Per Share
	Number	Percent	Amount	Percent
Shareholders as of June 30, 2016	8,683,902	87%	$83,407	81%	$9.60
New investors in this offering	1,294,787	13	20,069	19	15.50
Total	9,978,689	100%	$103,476	100%	$10.37

Assuming no shares are sold to existing shareholders in this offering, sales of shares of our common stock by the selling shareholders in this offering will reduce the number of shares of common stock held by existing shareholders to 8,210,073, or approximately 76% of the total shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to 2,585,000, or approximately 24% of the total shares of our common stock outstanding after this offering.

If the underwriters exercise their purchase option in full, the percentage of shares of our common stock held by existing shareholders will decrease to approximately 73% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 2,972,750, or approximately 27% of the total number of shares of our common stock outstanding after this offering.

The table and the two immediately preceding paragraphs above exclude the following as of June 30, 2016:

•	878,049 shares of common stock issuable upon the conversion of Series A Preferred Stock that is not included in this offering, but include 731,707 shares of common stock that will be issued upon the conversion of Series A Preferred Stock by one of our selling shareholders and offered for sale as part of this offering;

•	1,029,125 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $10.52 per share;

•	547,319 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $10.16 per share, but include 84,677 shares of common stock that will be issued upon the exercise of outstanding warrants at an exercise price of $15.50 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, by one of our selling shareholders and offered for sale as part of this offering; and

•	183,636 shares of our common stock reserved for issuance pursuant to awards granted under the Stock Incentive Plan.

To the extent that any of the foregoing are converted or exercised, investors participating in the offering will experience further dilution.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2016:

•	on an actual basis;

•	on an as adjusted basis to give effect to the net proceeds from the sale by us of 1,294,787 shares of our common stock in this offering (assuming the underwriters do not exercise their purchase option), at an assumed offering price of $15.50 per share (the midpoint of the offering price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and offering expenses.

You should read this information together with the sections entitled “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2016
	Actual	As adjusted
	(Dollars in thousands, except per share data)
Shareholders’ equity:
Preferred stock, par value $1.00 per share, 5,000,000 shares authorized Series A Nonvoting Noncumulative perpetual convertible preferred Stock, 1,609,800 shares authorized; 1,609,756 shares issued and outstanding, actual; 878,049 shares issued and outstanding, as adjusted	$1,610	$878
Common stock, par value $1.00 per share, 20,000,000 shares authorized; 8,683,902 shares issued and outstanding, actual; 10,795,073 shares issued and outstanding, as adjusted	8,684	10,795
Non-voting common stock, par value $1.00 per share, 5,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Additional paid-in-capital	95,629	111,380
Retained earnings	12,096	12,096
Accumulated other comprehensive income (loss), net of tax	(3,701)	(3,701)

Total shareholders’ equity:	$114,318	$131,448
Book value per share, reported	$11.26	$11.34
Book value per share, adjusted (1)	11.11	11.26
Tangible book value per share, reported (1)	10.54	10.76
Tangible book value per share, adjusted (1)	10.49	10.72

(1)	This is a non-GAAP financial measure. See “Selected Historical Consolidated Financial Data—GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of this measure to its most comparable GAAP measure.

We and our bank both meet the minimum regulatory capital requirements applicable to us under federal banking regulations. The following table sets forth the minimum required regulatory capital and our consolidated capital ratios as of June 30, 2016, on an actual basis and on an as adjusted basis to give effect to the net proceeds to us from this offering, after deducting the estimated underwriting discount and offering expenses.

	AMOUNT		RATIO		Minimum Requirement (1)	Basel III Fully Phased-In Requirement (2)
	Actual	As Adjusted	Actual	As Adjusted
	(Dollars in thousands)
Tier 1 Leverage Capital	$110,269	$127,399	8.9%	10.3%	4.0%	4.0%
Tier 1 Risk-Based Capital	110,269	127,399	9.7	11.2	6.0	8.5
Total Risk-Based Capital	120,889	138,019	10.7	12.1	8.0	10.5
Common Equity Tier 1 Capital	94,451	111,581	8.3	9.8	4.5	7.0

(1)	For the calendar year 2016, we must maintain a capital conservation buffer of Common Equity Tier 1 capital in excess of minimum risk-based capital ratios by at least 0.625% to avoid limits on capital distributions and certain discretionary bonus payments to executive officers and similar employees.
(2)	Reflects full implementation of the capital conservation buffer.

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, our common stock has not been traded on an established public trading market, and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although shares of our common stock may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of August 31, 2016, there were approximately 702 holders of record of our common stock.

We anticipate that this offering and the anticipated listing of our common stock on the NASDAQ Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See the section of this prospectus titled “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes thereto and other financial information appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Factors that could cause such differences are discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” We assume no obligation to update any of these forward-looking statements except to the extent required by law.

The following discussion pertains to our historical results, on a consolidated basis. However, because we conduct all of our material business operations through our wholly owned subsidiary, CapStar Bank, the discussion and analysis relates to activities primarily conducted at the subsidiary level.

All dollar amounts in the tables in this section are in thousands of dollars, except per share data or when otherwise specifically noted.

Overview

Our Business

We are a bank holding company headquartered in Nashville, Tennessee, and we operate primarily through our wholly owned subsidiary, CapStar Bank, a Tennessee-chartered state bank. We are a commercial bank that seeks to establish and maintain comprehensive relationships with our clients by delivering customized and creative banking solutions and superior client service. Our products and services include (i) commercial and industrial loans to small and medium sized businesses, with a particular focus on businesses operating in the healthcare industry, (ii) commercial real estate loans, (iii) private banking and wealth management services for the owners and operators of our business clients and other high net worth individuals and (iv) correspondent banking services to meet the needs of Tennessee’s smaller community banks. Our operations are presently concentrated in demographically attractive and fast-growing counties in the Nashville MSA. As of June 30, 2016, on a consolidated basis, we had total assets of $1.3 billion, total deposits of $1.1 billion, total net loans of $877.0 million, and shareholders’ equity of $114.3 million.

Primary Factors Affecting Comparability

American Security Bank and Trust Company. On July 31, 2012, our bank completed its acquisition of American Security, a Tennessee banking corporation headquartered in Hendersonville, Tennessee. Our bank acquired all outstanding shares of common stock of American Security for approximately $15.2 million in total consideration which was comprised of the issuance of approximately 1.5 million shares of common stock of our bank. At the time of the acquisition, American Security had two banking locations located in Sumner County, Tennessee. The operations of American Security are included in CapStar Bank’s financial statements beginning on July 31, 2012.

Farmington Financial Group, LLC. On February 3, 2014, CapStar Bank completed its acquisition of Farmington, a Tennessee limited liability company headquartered in Nashville, Tennessee. Farmington primarily originates residential real estate loans that are sold in the secondary market. The bank acquired all the assets and liabilities of Farmington for approximately $6.4 million in total consideration which was comprised of $3.0 million in cash, 100,000 shares of common stock of our bank and a five year earn-out based on pre-tax income. The operations of Farmington are included in CapStar Bank’s financial statements beginning on February 3, 2014.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Note 1 to our Financial Statements for the year ended December 31, 2015, which are contained elsewhere in this prospectus. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may materially and adversely affect our reported results and financial position for the current period or future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are either based on quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments based upon historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Management evaluates our estimates and assumptions on an ongoing basis. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on our future financial condition and results of operations.

We have identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those policies and estimates and the potential sensitivity of our financial statements to those judgments and assumptions, are critical to an understanding of our financial condition and results of operations. We believe that the judgments, estimates and assumptions used in the preparation of our financial statements are reasonable and appropriate.

Allowance for Loan and Lease Losses

We record estimated probable inherent credit losses in the loan portfolio as an allowance for loan and lease losses. The methodologies and assumptions for determining the adequacy of the overall allowance for loan and lease losses involve significant judgments to be made by management. Some of the more critical judgments supporting our allowance for loan and lease losses include judgments about the credit-worthiness of borrowers, estimated value of underlying collateral, assumptions about cash flow, determination of loss factors for estimating credit losses, and the impact of current events, conditions, and other factors impacting the level of inherent losses. Under different conditions or using different assumptions, the actual or estimated credit losses ultimately realized by us may be different from our estimates. In determining the allowance, we estimate losses on individual impaired loans and on groups of loans that are not impaired, where the probable loss can be identified and reasonably estimated. On a quarterly basis, we assess the risk inherent in our loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature and volume of the loan portfolio, industry or borrower concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses, and the impacts of local, regional, and national economic factors on the quality of the loan portfolio. Based on this analysis, we may record a provision for loan and lease losses in order to maintain the allowance at appropriate levels. For a more complete discussion of the methodology employed to calculate the allowance for loan and lease losses, see Note 1 to our Financial Statements for the year ended December 31, 2015, which are included elsewhere in this prospectus.

Investment Securities Impairment

We assess on a quarterly basis whether there have been any events or economic circumstances to indicate that a security with respect to which there is an unrealized loss is impaired on an other-than-temporary basis. In any instance, we would consider many factors, including the severity and duration of the impairment, our intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and, for debt securities, external credit ratings and recent downgrades. Securities with respect to which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value.

Income Taxes

Deferred income tax assets and liabilities are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events recognized in the financial statements. A valuation allowance may be established to the extent necessary to reduce the deferred tax asset to a level at which it is “more likely than not” that the tax asset or benefit will be realized. Realization of tax benefits depends on having sufficient taxable income, available tax loss carrybacks or credits, the reversal of taxable temporary differences and/or tax planning strategies within the reversal period, and that current tax law allows for the realization of recorded tax benefits.

Business Combinations

Assets purchased and liabilities assumed in a business combination are recorded at their fair value. The fair value of a loan portfolio acquired in a business combination requires greater levels of management estimates and judgment than the remainder of purchased assets or assumed liabilities. When the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments, the loans are considered impaired, and the expected cash flows in excess of the amount paid are recorded as interest income over the remaining life of the loan. The excess of the loan’s contractual principal and interest over expected cash flows is not recorded. We must estimate expected cash flows at each reporting date. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows result in a reversal of the provision for loan and lease losses to the extent of prior charges and adjusted accretable yield which will have a positive impact on interest income. Purchased loans without evidence of credit deterioration are recorded at their initial fair value and adjusted as necessary for subsequent advances, pay downs, amortization or accretion of any premium or discount on purchase, charge-offs and additional provisions that may be required.

Results of Operations

Net Income

The following table sets forth the principal components of net income for the periods indicated.

(Dollars in thousands)	Six Months Ended June 30,			Twelve Months Ended December 31,
	2016	2015	Change from the Prior Year	2015	Change from the Prior Year	2014	Change from the Prior Year	2013
Interest income	$21,513	$19,430	10.7%	$40,504	5.8%	$38,287	(7.0)%	$41,157
Interest expense	3,355	2,911	15.3%	5,731	(2.4)%	5,871	(10.7)%	6,576

Net interest income	18,158	16,519	9.9%	34,773	7.3%	32,416	(6.3)%	34,581
Provision for loan and lease losses	1,120	721	55.4%	1,651	(57.3)%	3,869	312.3%	938

Net interest income after provision	17,038	15,798	7.8%	33,122	16.0%	28,547	(15.1)%	33,643
Noninterest income	4,939	4,331	14.0%	8,884	19.7%	7,419	281.3%	1,946
Noninterest expense	15,961	15,050	6.1%	30,977	8.5%	28,562	12.3%	25,432

Net income before taxes	6,016	5,079	18.4%	11,029	49.0%	7,404	(27.1)%	10,157
Income tax expense	1,956	1,649	18.6%	3,470	43.8%	2,412	(35.7)%	3,749

Net income	$4,060	$3,430	18.4%	$7,559	51.4%	$4,992	(22.1)%	$6,408

Six months ended June 30, 2016 compared to six months ended June 30, 2015

For the six months ended June 30, 2016, our net income was $4.1 million, compared to $3.4 million for the six months ended June 30, 2015. The 18.4% increase resulted from strong loan growth and continued growth in noninterest income.

Net interest income increased $1.6 million, or 9.9%, as a result of our loan growth. Average loans increased 17.5% compared to the prior-year period as a result of increases in the number of our bankers in the Nashville MSA and continued focus on attracting new clients to our Company. We funded this growth in loans through an increase in our deposits and by shifting funds out of lower yielding investment securities. Our increase in interest income on loans was partially offset by an increase in our interest expense. The average rate paid on interest-bearing liabilities was 0.75% for the six months ended June 30, 2016, compared to 0.68% for the prior-year period. A portion of the increase was due to the 0.25% increase in the Fed Funds rate in December 2015. The net interest margin (the ratio of net interest income to average earning assets) for the six months ended June 30, 2016 was 3.13% compared to 3.04% for the same period in 2015.

For the six months ended June 30, 2016, we recorded a provision for loan and lease losses of $1.1 million as compared to $721,000 for the six months ended June 30, 2015. The increase was primarily related to loan growth.

Noninterest income was $4.9 million for the six months ended June 30, 2016, a 14.0% increase as compared to the prior-year period. This growth was primarily attributable to increased production in our fee based loan and deposit products and mortgages. The growth in mortgage fee income reflects continuing purchase activity due to low mortgage rates and the overall vibrancy of the residential real estate market in the Nashville MSA. Mortgage originations were predominantly sourced from new loan originations as opposed to the refinancing of existing loans.

Noninterest expense was $16.0 million for the six months ended June 30, 2016, a 6.1% increase as compared to the prior-year period, primarily due to an increase in employee costs. The number of full-time employees increased from 151 at June 30, 2015 to 166 at June 30, 2016.

Income tax expense was $2.0 million for the six months ended June 30, 2016, compared to $1.6 million for the six months ended June 30, 2015. Our effective tax rates for the six months ended June 30, 2016 and 2015 were 32.5% and 32.5%, respectively.

Year ended December 31, 2015 compared to year ended December 31, 2014

For the year ended December 31, 2015, our net income was $7.6 million, compared to $5.0 million for the year ended December 31, 2014, an increase of 51.4%. The largest contributing factors leading to the increase in net income include continued loan growth, improvement in the overall quality of our loan portfolio, and growth in noninterest income driven by our mortgage line of business.

Net interest income was $34.8 million for the year ended December 31, 2015, an increase of $2.4 million, or 7.3%, resulting from higher levels of loan balances. Average loans increased 9.1% compared to the prior-year period as a result of increases in the number of our bankers in the Nashville MSA and continued focus on attracting new clients to our Company. We funded this growth in loans through an increase in our deposits and shifting funds out of lower yielding investment securities. Our increase in interest income on loans was partially offset by a decrease in loan yields. Average loan yields declined 21 basis points compared to the prior-year period due to continued competitive pricing pressures associated with securing the business of credit-worthy borrowers in the Nashville MSA. The increase in net interest income was also due to lower deposit costs compared to the prior-year period. The average rate paid on interest-bearing liabilities was 0.68% for the year ended December 31, 2015, down 4 basis points from the prior-year period. Both average interest-bearing transaction and average noninterest-bearing deposits grew most notably as we continued to build core deposit relationships across our lines of business. Average noninterest-bearing deposits increased 26.8% for the year ended December 31, 2015, while average interest-bearing transaction deposits increased 28.8%.

Our provision for loan and lease losses for the year ended December 31, 2015 was $1.7 million, compared to $3.9 million for the prior-year period. The primary driver of this decrease was a specific provision of $2.4 million for one particular loan that was recognized in 2014 and subsequently charged off during 2015.

Noninterest income for the year ended December 31, 2015 was $8.9 million, a 19.7% increase as compared to the prior-year period, primarily driven by the impact of a full year of revenue from our mortgage line of business, which was purchased in February 2014, as well as increased mortgage production. Mortgage fee income increased as a result of continued strong purchase and refinance activity due to low mortgage rates and a strong residential real estate market in the Nashville MSA. Loan fee income of $822,000 during the year ended December 31, 2015 represented a decrease of 12.6% as compared to the prior-year period due to a shift in focus within our healthcare line of business from transaction-based activity to relationship generating activities.

Noninterest expense for the year ended December 31, 2015 was $31.0 million, a 8.5% increase as compared to the prior-year period, primarily due to an increase between periods in employee costs. During the year ended December 31, 2015, we added bankers in our healthcare and commercial and industrial lines of business. In addition, we added the wealth management line of business and experienced a full year of expenses in connection with our acquisition of Farmington. The number of full-time employees increased from 157 at December 31, 2014 to 162 at December 31, 2015. Furthermore, during the year ended December 31, 2015, we made significant investments in our infrastructure, which we believe will allow us to operate more efficiently and effectively as a public company. We believe that these investments enable us to execute our growth strategy and provide us with a scalable and efficient operating model. We believe that our overhead costs as a percentage of our revenue will decrease over time.

Income tax expense was $3.5 million for the year ended December 31, 2015, compared to $2.4 million for the year ended December 31, 2014. Our effective tax rates for 2015 and 2014 were 31.5% and 32.6%, respectively. The decrease in the 2015 effective tax rate was due primarily to utilization of one-time tax credits. Total income tax expense increased $1.1 million as compared to the prior-year period, primarily driven by the impact of $3.6 million of additional income before taxes.

Year ended December 31, 2014 compared to year ended December 31, 2013

For the year ended December 31, 2014, our net income was $5.0 million, compared to $6.4 million for the year ended December 31, 2013, a decrease of 22.1%. The largest contributing factors leading to the decrease were an increase in provision for loan and lease losses of $2.4 million related to one loan, which was subsequently charged off during 2015, and decreased interest income related to purchase accounting of $2.2 million. Excluding these items, we experienced growth in our business during the year ended December 31, 2014, including growth in earning assets and deposits. We also closed on the acquisition of Farmington in February 2014, which increased our fee income product offerings to our clients.

Net interest income was $32.4 million for the year ended December 31, 2014, a decrease of $2.2 million, or 6.3%, resulting from lower levels of purchase accounting interest income associated with our acquisition of American Security as well as a lower rate cycle. Although average loans increased 7.2% during the year ended December 31, 2014 as compared to the prior-year period, the average yield on loans was 4.7% during the year ended December 31, 2014, compared to 5.5% during the year ended December 31, 2013, as a result of lower levels of purchase accounting interest income associated with our acquisition of American Security as well as a lower rate cycle. The ten-year Treasury rate declined from 3.02% at December 31, 2013 to 2.25% at December 31, 2014. The impact of these events resulted in a decline in our net interest spread from 3.31% for the year ended December 31, 2013 to 3.06% for the year ended December 31, 2014 and a decline in our net interest margin from 3.45% for the year ended December 31, 2013 to 3.20% for the year ended December 31, 2014. We funded our growth in loans through an increase in our noninterest-bearing deposits and shifting funds out of lower yielding investment securities. Average noninterest-bearing deposits increased 31.1% for the year ended December 31, 2014 as compared to the prior-year period as we continued to build core deposit relationships across our lines of business, especially correspondent banking settlement accounts.

Provision for loan and lease losses for the years ended December 31, 2014 and 2013 was $3.9 million and $938,000, respectively. The primary driver of the increase was due to loan growth and a specific reserve of $2.4 million for one loan that was recognized in 2014. In addition we recognized $1.1 million of net charge-offs for the year ended December 31, 2014.

Noninterest income for the years ended December 31, 2014 and 2013 was $7.4 million and $1.9 million, respectively, primarily driven by mortgage fee income during 2014 as a result of our acquisition of Farmington in February 2014, as well as increases in other sources of fee income. Service charges and fees on deposit accounts of $1.1 million for the year ended December 31, 2014 represented an increase of $306,000 as compared to the year ended December 31, 2013. This increase resulted from treasury management fees in our commercial and industrial line of business and our expansion of correspondent bank settlement deposit accounts. Loan fee income of $941,000 during the year ended December 31, 2014 represented an increase of $354,000 as compared to the prior-year period due to fees generated from our commercial and industrial and healthcare lines of business. The income from bank-owned life insurance increased $640,000 during the year ended December 31, 2014 as compared to the prior-year period due to a full year of income on an investment in bank-owned life insurance purchased in December 2013.

Noninterest expense for the years ended December 31, 2014 and 2013 was $28.6 million and $25.4 million, respectively, an increase of $3.1 million, which was primarily due to expenses incurred as a result of the acquisition of Farmington in February 2014. In addition, data processing and software expense increased $605,000 during the year ended December 31, 2014, or 30.8%, due to the expansion of our correspondent banking settlement services platform. Increases in other components of noninterest expense during the year ended December 31, 2014 were due to our increased asset size and volumes. In addition, our employee costs rose between periods as the number of full-time employees increased from 126 at December 31, 2013 to 157 at December 31, 2014, most notably due to the Farmington acquisition.

Income tax expense was $2.4 million for the year ended December 31, 2014, compared to $3.7 million for the year ended December 31, 2013. Our effective tax rates for 2014 and 2013 were 32.6% and 36.9%, respectively. The decrease in the 2014 effective tax rate was due primarily to an increase in tax-exempt interest income and earnings on life insurance contracts.

Net Interest Income and Net Interest Margin Analysis

The largest component of our net income is net interest income – the difference between the income earned on interest-earning assets and the interest paid on deposits and borrowed funds used to support our assets. Net interest income divided by average earning assets represents our net interest margin. The major factors that affect net interest income and net interest margin are changes in volumes, the yield on interest-earning assets and the cost of interest-bearing liabilities. Our margin can also be affected by economic conditions, the competitive environment, loan demand and deposit flow. Our ability to respond to changes in these factors by using effective asset-liability management techniques is critical to maintaining the stability of the net interest margin and our primary source of earnings.

The following tables show for the periods indicated the average balance of each principal category of our assets, liabilities, and shareholders’ equity and the average yields on assets and average costs of liabilities. Such yields and costs are calculated by dividing income or expense by the average daily balances of the associated assets or liabilities.

AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS

	For the Six Months Ended June 30,
	2016			2015
(Dollars in thousands, except yields and rates)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate
Interest-Earning Assets
Loans (1)	$848,048	$18,180	4.31%	$721,759	$15,857	4.43%
Loans exempt from federal income tax	—	—	—	—	—	—

Total loans (gross)	848,048	18,180	4.31%	721,759	15,857	4.43%
Loans held for sale	36,427	693	3.83%	28,548	548	3.87%
Securities:
Taxable investment securities	182,436	1,949	2.14%	247,390	2,417	1.95%
Investment securities exempt from federal income tax (2)	43,999	549	2.50%	38,946	524	2.69%

Total securities	226,435	2,498	2.21%	286,336	2,941	2.05%
Cash balances in other banks	51,607	133	0.52%	55,673	74	0.26%
Funds sold	2,328	9	0.78%	3,149	10	0.64%

Total interest-earning assets	$1,164,845	$21,513	3.71%	$1,095,465	$19,430	3.58%
Noninterest-earning assets	49,407			48,951

Total assets	$1,214,252			$1,144,416

Interest-Bearing Liabilities
Interest-bearing transaction accounts	$242,791	$692	0.57%	$139,765	$350	0.50%
Savings and money market deposits	445,224	1,451	0.66%	480,703	1,389	0.58%
Time deposits	185,474	1,020	1.11%	208,729	1,072	1.04%
Borrowings and repurchase agreements	30,399	192	1.27%	33,458	100	0.60%

Total interest-bearing liabilities	$903,888	$3,355	0.75%	$862,655	$2,911	0.68%
Noninterest-bearing deposits	186,965			166,083

Total funding sources	1,090,853			1,028,738
Noninterest-bearing liabilities	11,704			10,710
Shareholders’ equity	111,695			104,968

Total liabilities and shareholders’ equity	$1,214,252			$1,144,416

Net interest spread (3)			2.96%			2.90%

Net interest income/margin (4)		$18,158	3.13%		$16,517	3.04%

(1)	Average loan balances include nonaccrual loans. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.
(2)	Balances for investment securities exempt from federal income tax are not calculated on a tax equivalent basis.
(3)	Net interest spread is the average yield on total interest-earning assets minus the average rate on total interest-bearing liabilities.
(4)	Net interest margin is net interest income divided by total interest-earning assets.

AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS

	For the Year Ended December 31,
	2015			2014			2013
(Dollars in thousands, except yields and rates)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate
Interest-Earning Assets
Loans (1)	$744,151	$33,722	4.53%	$682,218	$32,311	4.74%	$636,123	$34,839	5.48%
Loans exempt from federal income tax	—	—	0.00%	—	—	0.00%	—	—	0.00%

Total loans (gross)	$744,151	$33,722	4.53%	$682,218	$32,311	4.74%	$636,123	$34,839	5.48%
Loans held for sale	29,324	1,123	3.83%	11,733	492	4.19%	—	—	—
Securities:
Taxable Investment Securities	220,167	4,421	2.01%	222,137	4,397	1.98%	279,317	5,584	2.00%
Investment Securities Exempt from Federal Income Tax (2)	40,160	1,080	2.69%	32,616	914	2.80%	22,198	574	2.59%

Total securities	260,327	5,501	2.11%	254,753	5,311	2.08%	301,515	6,158	2.04%
Cash balances in other banks	54,143	140	0.26%	59,952	148	0.25%	59,219	148	0.25%
Funds sold	3,094	18	0.60%	4,185	25	0.60%	4,088	12	0.29%

Total interest-earning assets	$1,091,039	$40,504	3.71%	$1,012,840	$38,287	3.78%	$1,000,946	$41,157	4.11%
Noninterest-earning assets	49,721			51,865			27,763

Total assets	$1,140,760			$1,064,705			$1,028,709

Interest-Bearing Liabilities
Interest-bearing transaction accounts	$143,939	$748	0.52%	$111,725	$599	0.54%	$93,158	$517	0.56%
Savings and money market deposits	465,622	2,733	0.59%	453,984	2,754	0.61%	480,224	3,404	0.71%
Time deposits	197,535	2,031	1.03%	217,647	2,323	1.07%	220,002	2,488	1.13%
Borrowings and repurchase agreements	39,581	218	0.55%	32,404	195	0.60%	26,131	166	0.64%

Total interest-bearing liabilities	$846,678	$5,731	0.68%	$815,760	$5,871	0.72%	$819,516	$6,577	0.80%
Noninterest-bearing deposits	176,577			139,312			106,271

Total funding sources	1,023,255			955,072			925,787
Noninterest-bearing liabilities	10,778			8,603			3,769
Shareholders’ equity	106,727			101,030			99,153

Total liabilities and shareholders’ equity	$1,140,760			$1,064,705			$1,028,709

Net interest spread (3)			3.03%			3.06%			3.31%

Net interest income/margin (4)		$34,773	3.19%		$32,416	3.20%		$34,581	3.45%

(1)	Average loan balances include nonaccrual loans. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.
(2)	Balances for investment securities exempt from federal income tax are not calculated on a tax equivalent basis.
(3)	Net interest spread is the average yield on total interest-earning assets minus the average rate on total interest-bearing liabilities.
(4)	Net interest margin is net interest income divided by total interest-earning assets.

The following table reflects, for the periods indicated, the changes in our net interest income due to changes in the volume of interest-earning assets and interest-bearing liabilities and the associated rates paid or earned on these assets and liabilities.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2016 vs. 2015			2015 vs. 2014			2014 vs. 2013
	Variance Due To			Variance Due To			Variance Due To
(Dollars in thousands)	Volume	Yield/ Rate	Total	Volume	Yield/ Rate	Total	Volume	Yield/ Rate	Total
Interest-Earning Assets
Loans	$2,775	$(452)	$2,322	$2,933	$(1,523)	$1,410	$2,524	$(5,052)	$(2,528)
Loans exempt from federal income tax	—	—	—	—	—	—	—	—	—

Total loans (gross)	$2,775	$(452)	$2,322	$2,933	$(1,523)	$1,410	$2,524	$(5,052)	$(2,528)
Loans held for sale	151	(7)	145	737	(106)	631	492	—	492
Securities:	—	—	—	—	—	—	—	—	—
Taxable investment securities	(635)	166	(468)	(39)	62	23	(1,143)	(44)	(1,187)
Investment securities exempt from federal income tax	68	(43)	25	211	(45)	166	269	71	340

Total securities	(567)	123	(443)	172	17	189	(874)	27	(847)
Cash balances in other banks	(5)	66	61	(14)	7	(7)	2	(3)	(1)
Funds sold	(3)	1	(2)	(7)	0	(6)	0	13	13

Total interest-earning assets	$2,351	$(268)	$2,083	$3,822	$(1,605)	$2,217	$2,145	$(5,015)	$(2,870)

Interest-Bearing Liabilities
Interest-bearing transaction accounts	$258	$85	$342	$173	$(24)	$149	$103	$(21)	$82
Savings and money market deposits	(103)	165	62	71	(91)	(21)	(186)	(464)	(651)
Time deposits	(119)	68	(52)	(215)	(77)	(291)	(27)	(139)	(166)
Borrowings and repurchase agreements	(9)	101	92	43	(20)	23	40	(11)	29

Total interest-bearing liabilities	$27	$418	$445	$72	$(212)	$(140)	$(70)	$(636)	$(706)

Net Interest Income

Net interest income	$2,325	$(686)	$1,638	$3,750	$(1,393)	$2,357	$2,214	$(4,379)	$(2,165)

Six months ended June 30, 2016 compared to six months ended June 30, 2015

Net interest income increased $1.6 million, or 9.9%, to $18.2 million for the six months ended June 30, 2016, compared to $16.5 million for the six months ended June 30, 2015, primarily due to higher levels of loan balances partially offset by an increase in our interest-bearing liability costs.

Total interest-earning assets averaged $1.2 billion for the six months ended June 30, 2016, an increase of $69.4 million, or 6.3%, from the prior-year period. For the six months ended June 30, 2016, loans, as a percentage of total interest-earning assets, were 73%, compared to 66% for the prior-year period.

Average loans increased 17.5% compared to the prior-year period as a result of increases in the number of our bankers in the Nashville MSA and continued focus on attracting new clients to our Company. Interest income on loans due to additional volumes increased $2.4 million but was slightly offset by lower loan yields. Average loan yields decreased from 4.43% for the six months ended June 30, 2015 to 4.31% for the six months ended June 30, 2016. The decrease in loan yields was primarily due to the lower loan rates on new loan production as compared to the average yield on the current loan portfolio, driven by continued competitive pricing pressures associated with securing the business of credit-worthy borrowers in the Nashville MSA. The resulting yield on average interest-earning assets increased from 3.58% for the six months ended June 30, 2015 to 3.71% for the six months ended June 30, 2016 despite the above noted loan yield decrease.

We funded this growth in loans through an increase in our funding sources of 6.0% and shifting approximately 20.9% of our investment securities to higher yield loans. Our increase in interest income on loans was partially offset by an increase in our interest-bearing liability costs. Interest-bearing liabilities averaged $903.9 million for the six months ended June 30, 2016, compared to $862.7 million for the prior-year period, an increase of $41.2 million, or 4.8%. The average rate paid on interest-bearing liabilities was 0.75% for the six months ended June 30, 2016, as compared to 0.68% for the prior-year period. A portion of the increase was due to the 0.25% increase in the Fed Funds rate in December 2015. We passed along a portion of this rate increase to our clients.

The impact of the above resulted in a widening of our net interest spread between periods from 2.90% to 2.96% and a widening of our net interest margin between periods from 3.04% to 3.13%.

Year ended December 31, 2015 compared to year ended December 31, 2014

Net interest income increased $2.4 million, or 7.3%, to $34.8 million for the year ended December 31, 2015, compared to $32.4 million for the year ended December 31, 2014, primarily due to higher levels of loan balances and decreased interest-bearing liability costs.

Total interest-earning assets averaged $1.1 billion for the year ended December 31, 2015, an increase of $78.2 million, or 7.7%, from the prior-year period. For the year ended December 31, 2015, loans, as a percentage of total interest-earning assets, were 68%, compared to 67% for the prior-year period.

Average loans increased 9.1% compared to the prior-year period as a result of increases in the number of our bankers in the Nashville MSA and continued focus on attracting new clients to our Company. Interest income on loans due to additional volumes increased $2.9 million but was partially offset by $1.5 million due to lower loan yields. Average loan yields decreased from 4.74% for the year ended December 31, 2014 to 4.53% for the year ended December 31, 2015. The decrease in loan yields was primarily due to the lower loan rates on new loan production as compared to the average yield on the existing loan portfolio, as well as continued competitive pricing pressures associated with securing the business of credit-worthy borrowers in the Nashville MSA. The resulting average yield on average interest-earning assets decreased from 3.78% for the year ended December 31, 2014 to 3.71% for the year ended December 31, 2015 due to the above noted loan yield decline.

We funded this growth in loans through an increase in our funding sources of 7.1%. Interest-bearing liabilities averaged $846.7 million for the year ended December 31, 2015, compared to $815.8 million for the prior-year period, an increase of $30.9 million, or 3.8%. Our average noninterest deposits increased $37.3 million between periods, or 26.8%, to $176.6 million as of December 31, 2015. Our increase in net interest income on loans was also due to a decrease in our interest-bearing liability costs. The average rate paid on interest-bearing liabilities was 0.68% for the year ended December 31, 2015, as compared to 0.72% for the prior-year period.

The impact of the above resulted in a slight decrease of our net interest spread between periods from 3.06% to 3.03% and a slight decline of our net interest margin between periods from 3.20% to 3.19%.

Year ended December 31, 2014 compared to year ended December 31, 2013

Net interest income decreased $2.2 million, or 6.3%, to $32.4 million for the year ended December 31, 2014, compared to $34.6 million for the year ended December 31, 2013, primarily due to lower levels of purchase accounting interest income associated with our acquisition of American Security as well as a lower rate cycle.

Total interest-earning assets averaged $1.0 billion for the year ended December 31, 2014, an increase of $11.9 million, or 1.2%, from the prior-year period. For the year ended December 31, 2014, loans, as a percentage of total interest-earning assets, were 67%, compared to 64% for the prior-year period.

Average loans increased 7.3% compared to the prior-year period as a result of increases in the number of our bankers in the Nashville MSA and increased focus on attracting new clients to our Company. Interest income on loans due to additional volumes increased $2.5 million which was offset by $5.1 million due to lower loan yields and purchase accounting interest income associated with our acquisition of American Security. Average loan yields decreased from 5.48% for the year ended December 31, 2013 to 4.74% for the year ended December 31, 2014. The decrease in loan yields was primarily due to the lower levels of purchase accounting interest income as well as a lower rate cycle. The ten-year Treasury rate declined from 3.02% at December 31, 2013 to 2.25% at December 31, 2014.

We funded this growth in loans through an increase in our funding sources of 3.2% and shifting funds out of lower yielding investment securities. Average investments decreased 15.5% during the period. Interest-bearing liabilities averaged $815.8 million for the year ended December 31, 2014, compared to $819.5 million for the prior-year period, a decrease of $3.8 million or 0.5%. Our average noninterest deposits increased $33.0 million between periods, or 31.1%, to $139.3 million as of December 31, 2014, as we continued to build core deposit relationships across our lines of business, with a large increase of 67.3% between periods from correspondent banking settlement accounts. Interest-bearing transaction accounts continued to grow as well, with $111.7 million on average for the year ended December 31, 2014 as compared to $93.2 million for the prior-year period, an increase of 19.9%. The average rate paid on interest-bearing liabilities was 0.72%, compared to 0.80% for the prior-year period, which was a result of proactively managing deposit costs with rate sensitive clients and growing other low cost funding within interest-bearing transaction accounts at lower rates.

The impact of the above actions resulted in a decrease of our net interest spread between periods from 3.31% to 3.06% and a decrease in our net interest margin between periods from 3.45% to 3.20%.

Provision for Loan and Lease Losses

Our policy is to maintain an allowance for loan and lease losses at a level sufficient to absorb probable incurred losses inherent in the loan portfolio. The allowance is increased by a provision for loan and lease losses, which is a charge to earnings, is decreased by charge-offs and increased by loan recoveries. In determining the adequacy of our allowance for loan and lease losses, we consider our historical loan loss experience, the general economic environment, the overall portfolio composition and other relevant information. As these factors change, the level of loan and lease loss provision changes.

Six months ended June 30, 2016 compared to six months ended June 30, 2015

For the six months ended June 30, 2016, we recorded a provision for loan and lease losses of $1.1 million as compared to $721,000 for the six months ended June 30, 2015. The increase in provision for loan and lease losses was primarily related to loan growth of $79.0 million for the six months ended June 30, 2016 compared to $12.3 million for the six months ended June 30, 2015.

Year ended December 31, 2015 compared to year ended December 31, 2014

Provision for loan and lease losses for the year ended December 31, 2015 and 2014 was $1.7 million and $3.9 million, respectively. The primary driver of this decrease was a specific reserve of $2.4 million for one loan that was recognized in 2014 and subsequently charged off in 2015.

Year ended December 31, 2014 compared to year ended December 31, 2013

Provision for loan and lease losses for the years ended December 31, 2014 and 2013 was $3.9 million and $938,000, respectively. The primary driver of the increase was due to an increase in the loan portfolio and a specific reserve of $2.4 million for one loan that was recognized in 2014. In addition we recognized $1.1 million of net charge-offs for the year ended December 31, 2014.

Noninterest Income

In addition to net interest margin, we generate other types of recurring noninterest income from our lines of business. Our banking operations generate revenue from service charges and fees on deposit accounts. We have a mortgage banking line of business that generates revenue from originating and selling mortgages, and we have a revenue-sharing relationship with a registered broker-dealer, which generates wealth management fees. In addition to these types of recurring noninterest income, we own insurance on several key employees and record income on the increase in the cash surrender value of these policies.

The following table sets forth the principal components of noninterest income for the periods indicated.

NONINTEREST INCOME

	Six Months Ended June 30,			Twelve Months Ended December 31,
(Dollars in thousands)	2016	2015	Change from the Prior Year	2015	Change from the Prior Year	2014	Change from the Prior Year	2013
Noninterest Income
Service charges on deposit accounts	$529	$432	22.2%	$910	(15.8)%	$1,080	39.5%	$774
Loan commitment fees	572	325	76.0%	822	(12.6)%	941	60.3%	587
Net gain (loss) on sale of securities	125	57	119.4%	55	308.9%	13	(81.6)%	73
Net gain on sale of loans	3,002	2,950	1.8%	5,962	46.6%	4,067	6790.2%	59
Other noninterest income	711	566	25.6%	1,135	(13.9)%	1,318	190.9%	453

Total noninterest income	$4,939	$4,331	14.0%	$8,884	19.7%	$7,419	281.3%	$1,946

Six months ended June 30, 2016 compared to six months ended June 30, 2015

Noninterest income for the six months ended June 30, 2016 was $4.9 million, a 14.0% increase as compared to the six months ended June 30, 2015. All categories of noninterest income experienced an increase. Mortgage fee income increased due to the continued benefit from purchase activity due to low mortgage rates and a vibrant residential real estate market in the Nashville MSA. Loan and deposit related fees increased due to increased production and enhanced positioning of services to our clients.

Year ended December 31, 2015 compared to year ended December 31, 2014

Noninterest income for the year ended December 31, 2015 was $8.9 million, a 19.7% increase as compared to the year ended December 31, 2014. Mortgage fee income increased due to the continued benefit from strong purchase and refinance activity due to low mortgage rates and a vibrant residential real estate market in the Nashville MSA. Loan fee income of $822,000 reflected a 12.6% decrease in such fee income between periods due to a shift in focus within our healthcare line of business from transaction-based activity to relationship generating activities.

Year ended December 31, 2014 compared to year ended December 31, 2013

Noninterest income for the years ended December 31, 2014 and 2013 was $7.4 million and $1.9 million, respectively. Mortgage fee income increased due to the acquisition of Farmington in February 2014. Service charges and fees on deposit accounts were $1.1 million for the year ended December 31, 2014 and increased $306,000 compared to the year ended December 31, 2013. This increase resulted from treasury management fees in our commercial and industrial line of business and our expansion of correspondent bank settlement deposit accounts. Loan fee income was $941,000 and increased $354,000 during 2014 from fees generated from our commercial and industrial and healthcare lines of business. The income from bank-owned life insurance increased $640,000 during 2014 due to a full year of income on an investment in bank-owned life insurance purchased in December 2013.

Noninterest Expense

Our total noninterest expense increase reflects expenses that we have incurred as we build the foundation to support our recent growth and enable us to execute our growth strategy. We believe that our overhead costs as a percentage of our revenue will decrease over time. The following table presents the primary components of noninterest expense for the periods indicated.

NONINTEREST EXPENSE

	Six Months Ended June 30,			Twelve Months Ended December 31,
(Dollars in thousands)	2016	2015	Change from the Prior Year	2015	Change from the Prior Year	2014	Change from the Prior Year	2013
Noninterest Expense
Salaries and employee benefits	$10,156	$9,422	7.8%	$19,278	10.3%	$17,474	9.1%	$16,019
Data processing and software	1,203	1,214	(0.9)%	2,317	(9.7)%	2,566	30.8%	1,962
Occupancy	781	791	(1.2)%	1,538	1.8%	1,512	34.8%	1,122
Equipment	843	758	11.2%	1,598	26.9%	1,259	15.3%	1,092
Professional fees	757	739	2.4%	1,469	8.2%	1,357	(16.4)%	1,623
Regulatory fees	492	462	6.5%	915	(2.8)%	941	(2.3)%	963
Other real estate expense	14	27	(49.1)%	34	(86.0)%	243	(6.4)%	259
Other expenses	1,715	1,637	4.8%	3,827	19.2%	3,210	34.2%	2,391

Total noninterest expense	$15,961	$15,050	6.1%	$30,977	8.5%	$28,562	12.3%	$25,431

Six months ended June 30, 2016 compared to six months ended June 30, 2015

Noninterest expense for the six months ended June 30, 2016 and 2015 was $16.0 million and $15.1 million, respectively. The largest increase between periods within noninterest expense was related to employee costs as salaries and employee benefits increased due to our expanded presence in the Nashville MSA. The number of full-time employees increased from 151 at June 30, 2015 to 166 at June 30, 2016.

Year ended December 31, 2015 compared to year ended December 31, 2014

Noninterest expense for the years ended December 31, 2015 and 2014 was $31.0 million and $28.6 million, respectively. The largest increase between periods within noninterest expense was related to employee costs as salaries and employee benefits increased as we expanded our presence in the Nashville MSA and increased incentive payments to certain executive officers and other non-executive employees attributable to enhanced performance at both the Company and individual employee levels. The number of full-time employees increased from 157 at December 31, 2014 to 160 at December 31, 2015. We also incurred a full year of expenses related to our acquisition of Farmington in February 2014. Furthermore, during 2014 and 2015, we made significant investments in our infrastructure, which we believe will allow us to operate more efficiently and effectively as a public company. At the end of 2014, we renegotiated our core processing contract with Fidelity Information Services, LLC, or FIS, and outsourced our information technology services, which we believe will allow us to better manage the costs and risks associated with information technology and data processing. FIS has agreed to provide certain information technology services under this contract until July 31, 2020. After this initial term, these services may be renewed for an additional period of up to five years. Additionally, we upgraded and automated our financial reporting tools and allowance for loan and lease loss model. As a result of these investments, our equipment expense increased $339,000, which was partially offset by decreased fees in our data processing expenses. We believe that these investments will enable us to execute our growth strategy and provide us with a scalable and efficient operating model and that our overhead costs as a percentage of our revenue will decrease over time.

Contingent consideration expenses associated with our mortgage line of business, which are included in other expenses in the table above, increased $574,000 during 2015, primarily due to higher mortgage originations. The changes in the other components of noninterest expense for the year ended December 31, 2015 are due to our increasing asset size and volumes.

Year ended December 31, 2014 compared to year ended December 31, 2013

Noninterest expense for the years ended December 31, 2014 and 2013 was $28.6 million and $25.4 million, respectively, an increase of $3.1 million, which was primarily due to expenses incurred as a result of the acquisition of Farmington in February 2014. In addition, data processing and software expense increased $605,000 during the year ended December 31, 2014, or 30.8%, due to the expansion of our correspondent banking settlement services platform. Increases in other components of noninterest expense during the year ended December 31, 2014 were due to our increased asset size and volumes. In addition our employee costs rose between periods as the number of full-time employees increased from 126 at December 31, 2013 to 157 at December 31, 2014, most notably due to the Farmington acquisition.

Income Tax Provision

The provision for income taxes includes both federal and state taxes. Fluctuations in effective tax rates reflect the effect of the differences in the inclusion or deductibility of certain income and expenses for income tax purposes. Our future effective income tax rate will fluctuate based on the mix of taxable and tax-free investments we make, periodic increases in surrender value of bank-owned life insurance policies for certain named executive officers and our overall taxable income.

Six months ended June 30, 2016 compared to six months ended June 30, 2015

Income tax expense was $2.0 million for the six months ended June 30, 2016, compared to $1.6 million for the six months ended June 30, 2015. Our effective tax rates for the six months ended June 30, 2016 and 2015 were 32.5% and 32.5%, respectively.

Year ended December 31, 2015 compared to year ended December 31, 2014

Income tax expense was $3.5 million for the year ended December 31, 2015, compared to $2.4 million for the year ended December 31, 2014. Our effective tax rates for 2015 and 2014 were 31.5% and 32.6%, respectively. The decrease in the 2015 effective tax rate was due primarily to utilization of one-time tax credits. Total income tax expense increased $1.1 million as compared to the prior-year period, primarily driven by the impact of $3.6 million of additional income before taxes.

Year ended December 31, 2014 compared to year ended December 31, 2013

Income tax expense was $2.4 million for the year ended December 31, 2014, compared to $3.7 million for the year ended December 31, 2013. Our effective tax rates for 2014 and 2013 were 32.6% and 36.9%, respectively. The decrease in the 2014 effective tax rate was due primarily to an increase in tax-exempt interest income and earnings on life insurance contracts.

Financial Condition

Our total assets at June 30, 2016 were $1.3 billion, an increase of $103.6 million, or 8.6%, over total assets of $1.2 billion at December 31, 2015. Total loans and leases increased $79.0 million, or 9.8%, to $887.4 million at

June 30, 2016 compared to $808.4 million at December 31, 2015. AFS securities were $171.3 million at June 30, 2016 compared to $173.4 million at December 31, 2015, a decrease of $2.0 million. Total deposits increased by $104.8 million, or 10.1%, to $1.1 billion between December 31, 2015 and June 30, 2016.

Our total assets at December 31, 2015 were $1.2 billion, an increase of $78.4 million, or 6.9%, over total assets of $1.1 billion at December 31, 2014. Loan growth was the primary reason for the increase. Total loans and leases increased $95.3 million, or 13.4%, to $808.4 million at December 31, 2015 compared to $713.1 million at December 31, 2014, while AFS securities declined $63.2 million, or 26.7%, to $173.4 million at December 31, 2015 compared to $236.6 million at December 31, 2014. Total deposits increased $57.4 million, or 5.9%, to $1.0 billion between December 31, 2014 and December 31, 2015.

Our total assets at December 31, 2014 were $1.1 billion, an increase of $119.7 million, or 11.9%, over total assets of $1.0 billion at December 31, 2013. Loan growth was the primary reason for the increase. Total loans and leases increased $86.7 million, or 13.8%, to $713.1 million at December 31, 2014 compared to $626.4 million at December 31, 2013. Total deposits increased $102.0 million, or 11.6%, to $981.1 million between December 31, 2013 and December 31, 2014.

Investment Portfolio

Our investment portfolio is used to provide liquidity through cash flow, marketability and collateral for borrowings, manage interest rate risk and the corresponding risk to the bank’s market value, maximize the bank’s profitability (includes minimizing tax liability), manage the diversification of the bank’s asset base, and maintain adequate risk-based capital levels. We manage our investment portfolio according to a written investment policy approved by our board of directors. Investment balances in our securities portfolio are subject to change over time based on our funding needs and interest rate risk management objectives. Our liquidity levels take into account anticipated future cash flows and all available sources of credit, and are maintained at levels management believes are appropriate to assure future flexibility in meeting our anticipated funding needs.

Our investment portfolio consists primarily of securities issued by U.S. government-sponsored agencies, obligations of states and political subdivisions, mortgage-backed securities, asset-backed securities and other debt securities, all with varying contractual maturities. However, these maturities do not necessarily represent the expected life of the securities as some of these securities may be called or paid down without penalty prior to their stated maturities. The investment portfolio is regularly reviewed by the Asset Liability Management committee, or ALCO, of the bank to ensure an appropriate risk and return profile as well as for adherence to the investment policy.

Although our investment portfolio consists mainly of AFS securities, during the third quarter of 2013, approximately $36.8 million of AFS securities were transferred to the held to maturity, or HTM, category. The transfers of the securities into the HTM category from the AFS category were made at fair value at the date of transfer. The unrealized holding loss at the date of the transfer continues to be reported as a separate component of shareholders’ equity and is being amortized over the remaining life of the securities as an adjustment of yield in a manner consistent with the amortization of the premiums and discounts.

The carrying values of our AFS securities are adjusted on a monthly basis for unrealized gain or loss as a valuation allowance, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in shareholders’ equity. Periodically, we may need to assess whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. In any such instance, we would consider many factors, including the severity and duration of the impairment, our intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value, with the write-down recorded as a realized loss in securities gains (losses). There are currently no securities which management has deemed other-than-temporarily impaired.

Our AFS securities decreased to $171.3 million as of June 30, 2016, down from $173.4 million at December 31, 2015. The carrying value of AFS securities has been trending down over the past several years, as management has redeployed these funds into higher-earning loans. As of June 30, 2016, AFS securities having a carrying value of $129.6 million were pledged to secure borrowings or municipal deposits.

The following table presents the book value of securities available for sale and held to maturity by type at June 30, 2016 and December 31, 2015, 2014 and 2013.

INVESTMENT PORTFOLIO

	June 30, 2016	December 31,
		2015	2014	2013
	(Dollars in thousands)
Securities Available for Sale:
U.S. government-sponsored agencies	$5,616	$19,542	$15,582	$2,869
Obligations of states and political subdivisions (1)	17,795	13,868	8,665	1,116
Mortgage-backed securities	126,636	118,380	183,733	207,249
Asset-backed securities	21,290	21,593	23,611	41,071
Other debt securities	—	—	5,014	6,136

Total	$171,337	$173,383	$236,605	$258,441

Securities Held to Maturity:
Obligations of states and political subdivisions (1)	$37,048	$37,005	$36,923	$34,330
Mortgage-backed securities	5,283	6,089	6,921	7,625
Other debt securities	1,000	—	—	—

Total	43,331	$43,094	$43,844	$41,955

(1)	The book values of obligations of states and political subdivisions are not calculated on a tax equivalent basis.

The following table presents the fair value of our securities as of June 30, 2016 by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the weighted average yields for each maturity range.

INVESTMENT PORTFOLIO

	One year or less		More than one year through five years		More than five years through 10 years		More than 10 years		Total
	(Dollars in thousands)
At June 30, 2016	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
Securities Available for Sale:
U.S. government-sponsored agencies	$2,516	2.7%	$—	—%	$3,100	2.4%	$—	—%	$5,616	2.6%
Obligations of states and political subdivisions (1)	—	—	7,420	1.7	10,177	2.6	198	2.3	17,795	2.2
Mortgage-backed securities	—	—	91,966	1.7	25,113	2.2	9,557	3.1	126,636	2.0
Asset-backed securities	3,787	3.4	4,672	1.4	9,404	1.4	3,427	1.4	21,290	1.8

Total	$6,303	3.1%	$104,058	1.7%	$47,794	2.2%	$13,182	2.6%	$171,337	2.0%

Securities Held to Maturity:
Obligations of states and political subdivisions (1)	$2,137	3.9%	$17,869	3.4%	$20,303	3.4%	$1,314	4.3%	$41,623	3.5%
Mortgage-backed securities	—	—	5,548	3.1	—	—	—	—	5,548	3.1
Other debt securities	—	—	—	—	1,000	6.5	—	—	1,000	6.5

Total	$2,137	3.9%	$23,417	3.3%	$21,303	3.6%	$1,314	4.3%	$48,171	3.5%

(1)	The fair values of obligations of states and political subdivisions are not calculated on a tax equivalent basis.

At June 30, 2016, we had $4.1 million in federal funds sold, compared with $6.7 million at December 31, 2015. Most of our excess cash balances are held at the Federal Reserve Bank of Atlanta or one of our correspondent banks. At June 30, 2016, there were no holdings of securities of any issuer, other than the U.S. government and its agencies, in an amount greater than 10% of our shareholders’ equity.

Loans and Leases

Loans and leases are our largest category of earning assets and typically provide higher yields than other types of earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks that we attempt to control and counterbalance.

The tables below provide a summary of the loan portfolio composition in dollars and percentages as of the periods indicated.

COMPOSITION OF LOAN PORTFOLIO

		December 31,
	June 30, 2016	2015	2014	2013	2012	2011
Commercial real estate	$275,771	$251,197	$219,793	$182,021	$177,147	$132,606
Consumer real estate	91,091	93,785	77,688	61,545	74,073	54,505
Construction and land development	63,744	52,522	46,193	30,217	35,674	24,676
Commercial and industrial	389,088	353,442	333,613	319,899	297,281	184,747
Consumer	7,486	8,668	7,911	7,939	10,749	12,687
Other	61,669	50,197	29,393	26,007	30,333	22,120

Total gross loans	888,849	809,811	714,591	627,628	625,257	431,341

Unearned income	(1,412)	(1,415)	(1,514)	(1,246)	(929)	(1,012)

Total loans net of unearned income	887,437	808,396	713,077	626,382	624,328	430,329

Allowance for loan and lease losses	(10,454)	(10,132)	(11,282)	(8,459)	(8,214)	(6,226)

Total net loans	$876,983	$798,264	$701,795	$617,923	$616,114	$424,103

COMPOSITION OF LOAN PORTFOLIO

		December 31,
	June 30, 2016	2015	2014	2013	2012	2011
Commercial real estate	31.03	31.02%	30.76%	29.00%	28.33%	30.74%
Consumer real estate	10.25	11.58	10.87	9.81	11.85	12.64
Construction and land development	7.17	6.49	6.46	4.81	5.71	5.72
Commercial and industrial	43.77	43.65	46.69	50.97	47.55	42.83
Consumer	0.84	1.07	1.11	1.26	1.72	2.94
Other	6.94	6.20	4.11	4.14	4.85	5.13

Total gross loans	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Over the past five years, we have experienced significant growth in our loan portfolio, although the relative composition of our loan portfolio has not changed significantly over that time. Our primary focus has been on commercial and industrial and commercial real estate lending, which constituted 75% of our loan portfolio as of

June 30, 2016. Although we expect continued growth with respect to our loan portfolio, we do not expect any significant changes over the foreseeable future in the composition of our loan portfolio or in our emphasis on commercial lending. Our loan growth since inception has been reflective of the market we serve. A portion of our commercial real estate exposure represents loans to commercial businesses secured by owner-occupied real estate, which, in effect, are commercial loans with the borrowers’ real estate providing a secondary source of repayment. Since 2009, our commercial and industrial and commercial real estate portfolios have continued to experience strong growth, primarily due to implementation of our relationship-based banking model and the success of our relationship managers in transitioning commercial banking relationships from other local financial institutions and in competing for new business from attractive small to mid-sized commercial clients. Many of our larger commercial clients have lengthy relationships with members of our senior management team or our relationship managers that date back to former institutions.

The repayment of loans is a source of additional liquidity for us. The following table details maturities and sensitivity to interest rate changes for our loan portfolio at December 31, 2015:

	December 31, 2015
(Dollars in thousands)	Due in 1 year or less	Due in 1-5 years	Due after 5 years	Total
Commercial real estate	$33,668	$150,039	$67,490	$251,197
Consumer real estate	7,133	12,968	73,684	93,785
Construction and land development	17,668	26,876	7,978	52,522
Commercial and industrial	92,095	235,853	25,494	353,442
Consumer	7,773	895	—	8,668
Other	29,081	15,616	5,500	50,197

Total gross loans	$187,418	$442,247	$180,146	$809,811

Interest rate sensitivity:
Fixed interest rates	$73,472	$218,453	$116,086	$408,011
Floating or adjustable rates	113,946	223,794	64,060	401,800

Total gross loans	$187,418	$442,247	$180,146	$809,811

The information presented in the table above is based upon the contractual maturities of the individual loans, which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms at their maturity. Consequently, we believe that this treatment presents fairly the maturity structure of the loan portfolio. Fixed interest rate loans include $71.7 million of variable rate loans that have reached their contractual floor.

Asset Quality

One of our key objectives is to maintain a high level of asset quality in our loan portfolio. We utilize disciplined and thorough underwriting processes that collaboratively engage our seasoned and experienced business bankers, credit underwriters and portfolio managers in the analysis of each loan request. Based upon our aggregate exposure to any given borrower relationship, we employ scaled review of loan originations that may involve senior credit officers, our Chief Credit Officer, our bank’s Credit Committee or, ultimately, our full board of directors. In addition, we have adopted underwriting guidelines to be followed by our lending officers that require senior management review of proposed extensions of credit exceeding certain thresholds. When delinquencies exist, we monitor the levels of such delinquencies for any negative or adverse trends. Our loan review procedures include approval of lending policies and underwriting guidelines by the board of directors of our bank, an independent loan review, approval of larger credit relationships by our bank’s Credit Committee and loan quality documentation procedures. Like other financial institutions, we are subject to the risk that our loan portfolio will be subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

We target small and medium sized businesses, the owners and operators of such businesses and other high net worth individuals as loan clients. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness. If loan losses occur at a level where the allowance for loan and lease losses is not sufficient to cover actual loan losses, our earnings will decrease. We use an independent consulting firm to review our loans for quality in addition to the reviews that may be conducted internally and by bank regulatory agencies as part of their examination process.

Our bank has procedures and processes in place intended to assess whether losses exceed the potential amounts documented in our bank’s impairment analyses and to reduce potential losses in the remaining performing loans within our loan portfolio. These procedures and processes include the following:

•	we monitor the past due and overdraft reports on a weekly basis to identify deterioration as early as possible and the placement of identified loans on the watch list;

•	we perform quarterly credit reviews for all watch list/classified loans, including formulation of action plans. When a workout is not achievable, we move to collection/foreclosure proceedings to obtain control of the underlying collateral as rapidly as possible to minimize the deterioration of collateral and/or the loss of its value;

•	we require updated financial information, global inventory aging and interest carry analysis where appropriate for existing borrowers to help identify potential future loan payment problems; and

•	we generally limit loans for new construction to established builders and developers that have an established record of turning their inventories, and we restrict our funding of undeveloped lots and land.

Our bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Our bank analyzes loans individually by classifying each loan as to credit risk. This analysis includes all commercial loans, and consumer relationships with an outstanding balance greater than $500,000, individually. This analysis is performed on a regular basis by the relationship managers and credit department personnel. On at least an annual basis an independent party performs a formal credit risk review of a sample of the loan portfolio. Among other things, this review assesses the appropriateness of the risk rating of each loan in the sample. Our bank uses the following definitions for risk ratings:

•	Watch. Borrowers with declining earnings, strained cash flow, increasing leverage, and/or weakening fundamentals that indicate above average risk.

•	Special Mention. A special-mention asset possesses deficiencies or potential weaknesses deserving of management’s attention. If uncorrected, such weaknesses or deficiencies may expose our bank to an increased risk of loss in the future.

•	Substandard. A substandard asset is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that our bank will sustain some loss if deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified substandard.

•	Doubtful. A doubtful asset has all weaknesses inherent in one classified substandard, with the added characteristic that weaknesses make collection or liquidation in full, on the basis of existing facts, conditions, and values, highly questionable and improbable. The probability of loss is extremely high, but certain important and reasonable specific pending factors which may work to the advantage and strengthening of the asset exist. Therefore, its classification as an estimated loss is deferred until a more exact status may be determined. Pending factors include proposed merger, acquisition or liquidation procedures, capital injection, perfecting liens on additional collateral, and refinancing plans.

Loans not meeting the criteria above are considered to be pass-rated loans. The following tables present the loan balances by category as well as risk rating.

LOAN PORTFOLIO

	Performing Loans				Total Impaired Loans	Total
June 30, 2016	Pass/ Watch	Special Mention	Substandard	Total Performing
Commercial real estate	$274,173	$—	$—	$274,173	$1,598	$275,771
Consumer real estate	90,307	—	10	90,317	774	91,091
Construction and land development	63,744	—	—	63,744	—	63,744
Commercial and industrial	360,845	20,473	4,323	385,641	3,447	389,088
Consumer	7,471	—	15	7,486	—	7,486
Other	61,669	—	—	61,669	—	61,669

Total	$858,209	$20,473	$4,348	$883,030	$5,819	$888,849

December 31, 2015
Commercial real estate	$249,249	$—	$—	$249,249	$1,948	$251,197
Consumer real estate	93,181	—	—	93,181	604	93,785
Construction and land development	52,522	—	—	52,522	—	52,522
Commercial and industrial	338,106	6,230	9,106	353,442	—	353,442
Consumer	8,543	—	—	8,543	125	8,668
Other	50,197	—	—	50,197		50,197

Total	$791,798	$6,230	$9,106	$807,134	$2,677	$809,811

As of June 30, 2016, we had impaired loans of $5.8 million, inclusive of non-accrual loans, an increase of $3.1 million from $2.7 million as of December 31, 2015. None of our allowance for loan and lease losses was allocated to these impaired loans as of June 30, 2016. We allocated $0.6 million of our allowance for loan and lease losses at December 31, 2015 to these impaired loans. A loan is considered impaired, based on current information and events, if it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan. Impairment does not always indicate credit loss, but provides an indication of collateral exposure based on prevailing market conditions and third-party valuations. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral less costs to sell if the loan is collateral-dependent. The amount of any initial impairment and subsequent changes in impairment are included in the allowance for loan and lease losses. Interest accruing on impaired loans is recognized as long as such loans do not meet the criteria for non-accrual status. Our credit administration group performs verification and testing to ensure appropriate identification of impaired loans and that proper reserves are allocated to these loans.

Allowance for Loan and Lease Losses and Non-Performing Assets

Allowance for Loan and Lease Losses

Our allowance for loan and lease losses represents our estimate of probable inherent credit losses in the loan portfolio. We determine the allowance based on an ongoing evaluation of risk as it correlates to potential losses within the portfolio. Increases in the allowance are made by charges to the provision for loan and lease losses. Loans deemed to be uncollectible are charged against the allowance. Recoveries of previously charged-off amounts are credited to our allowance for loan and lease losses.

The following table presents a summary of changes in the allowance for loan and lease losses for the periods and dates indicated.

ANALYSIS OF THE ALLOWANCE FOR LOAN AND LEASE LOSSES

	For the Six Months Ended June 30, 2016	For the Twelve Months Ended December 31,
(Dollars in thousands, except percentages)		2015	2014	2013	2012	2011
Total loan outstanding, net of unearned income	$887,437	$808,396	$713,077	$626,382	$624,328	$430,329

Average loans outstanding, net of unearned income	$848,048	$744,151	$682,218	$636,123	$500,216	$347,159

Allowance for loan and lease losses at beginning of period	$10,132	$11,282	$8,459	$8,214	$6,226	$4,806
Charge-offs:
Commercial real estate	350	—	92	1	—	—
Consumer real estate	—	173	57	593	24	—
Construction and land development	—	—	—	36	—	—
Commercial and industrial	311	3,033	816	290	1,612	485
Consumer	146	—	182	273	359	—
Other	—	—	—	—	—	—

Total charge-offs	807	3,206	1,147	1,193	1,995	485

Recoveries:
Commercial real estate	—	(31)	—	—	—	—
Consumer real estate	—	(68)	(21)	(23)	—	—
Construction and land development	—	—	—	—	—	—
Commercial and industrial	(8)	(299)	(52)	(381)	(15)	(8)
Consumer	(1)	(7)	(28)	(96)	—	—
Other	—	—	—	—	—	—

Total recoveries	(9)	(405)	(101)	(500)	(15)	(8)

Net charge-offs	798	2,801	1,046	693	1,980	477
Provision for loan and lease losses	1,120	1,651	3,869	938	3,968	1,897

Allowance for loan and lease losses at period end	$10,454	$10,132	$11,282	$8,459	$8,214	$6,226

Allowance for loan and lease losses to period end loans	1.18%	1.25%	1.58%	1.35%	1.32%	1.45%

Net charge-offs to YTD average loans	0.09%	0.38%	0.15%	0.11%	0.40%	0.14%

While no portion of our allowance for loan and lease losses is in any way restricted to any individual loan or group of loans and the entire allowance is available to absorb losses from any and all loans, the following tables represent management’s allocation of our allowance for loan and lease losses to specific loan categories for the periods indicated.

ALLOCATION OF THE ALLOWANCE FOR LOAN AND LEASE LOSSES

	June 30, 2016	December 31,
		2015	2014	2013	2012	2011
Commercial real estate	$2,596	$2,879	$1,535	$1,408	$1,178	$1,658
Consumer real estate	968	968	621	688	624	569
Construction and land development	943	914	408	332	191	567
Commercial and industrial	5,037	4,693	8,540	5,870	5,526	2,818
Consumer	104	103	75	81	159	614
Other	806	575	103	80	536	—

Total allowance for loan and lease losses	$10,454	$10,132	$11,282	$8,459	$8,214	$6,226

	June 30, 2016	December 31,
		2015	2014	2013	2012	2011
Commercial real estate	24.84%	28.41%	13.61%	16.65%	14.34%	26.63%
Consumer real estate	9.26%	9.55	5.50	8.13	7.60	9.14
Construction and land development	9.02%	9.02	3.62	3.92	2.33	9.11
Commercial and industrial	48.18%	46.32	75.70	69.39	67.28	45.26
Consumer	0.99%	1.02	0.66	0.96	1.94	9.86
Other	7.71%	5.68	0.91	0.95	6.53	—

Total allowance for loan and lease losses	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Non-Performing Assets

The following table presents our non-performing assets for the dates indicated.

	June 30, 2016	December 31,
		2015	2014	2013	2012	2011
Non-accrual loans	$5,829	$2,689	$7,738	$6,552	$8,784	$—
Loans past due 90 days or more and still accruing	—	—	—	—	—	—

Total non-performing loans	5,829	2,689	7,738	6,552	8,784	—
Other real estate	—	216	575	1,451	1,822	—

Total non-performing assets	$5,829	$2,905	$8,313	$8,003	$10,606	$—

Allowance for loan and lease losses to period end loans	1.18%	1.25%	1.58%	1.35%	1.32%	1.45%
Allowance for loan and lease losses to period end non-performing loans	179.34%	376.79%	145.80%	129.11%	93.51%	N/A
Net charge-offs to average loans	0.09%	0.38%	0.15%	0.11%	0.40%	0.14%
Non-performing assets to period end loans and foreclosed property	0.66%	0.36%	1.16%	1.27%	1.69%	0.00%
Non-performing loans to period end loans	0.66%	0.33%	1.09%	1.05%	1.41%	0.00%

The balance of non-performing assets can fluctuate due to changes in economic conditions. We have established a policy to discontinue accruing interest on loans (that is, place the loans on non-accrual status) after they have become 90 days delinquent as to payment of principal or interest, unless the loans are considered to be well-collateralized and are in the process of collection. Consumer loans and any accrued interest are typically charged off no later than 180 days past due. In addition, a loan will not be placed on non-accrual status before it becomes 90 days delinquent unless management believes that the collection of interest is not expected. Interest previously accrued but uncollected on such loans is reversed and charged against interest income when the receivable is determined to be uncollectible. If we believe that a loan will not be collected in full, we will increase the allowance for loan and lease losses to reflect management’s estimate of any potential exposure or loss. Generally, payments received on non-accrual loans are applied directly to principal. As of June 30, 2016, there were not any loans, outside of those included in the table above, that cause management to have serious doubts as to the ability of borrowers to comply with present repayment terms.

Cash Surrender Value of Bank-Owned Life Insurance

At June 30, 2016, we maintained investments of $21.6 million in bank-owned life insurance policies as protection against the loss of certain employees, as compared to $21.3 million and $20.7 million at December 31, 2015 and 2014, respectively. Our tax equivalent yield on these products was 4.55%, 4.89%, and 5.60 % for the six months ended June 30, 2016 and the years ending December 31, 2015, and 2014, respectively.

Deposits

Client deposits are the primary funding source for the bank’s loan growth. Through our commercial and industrial and healthcare lines of business, we offer a competitive array of deposit accounts and treasury management services designed to meet and exceed the client’s business needs. Our personal and private banking and wealth management line of business is focused on the needs of the owners and operators of these businesses, offering a suite of checking, savings, money market and time deposit accounts, and utilizing superior client service to build and expand client relationships. A unique aspect of our business model is our focus on serving the correspondent banking needs of Tennessee’s smaller community banks. Our correspondent banking line of business provides full correspondent services to our clients, diversifying our funding base and providing lower cost deposits. As of June 30, 2016, demand deposits totaled 17% of our deposit base, while money markets and savings accounts were the largest source of funding at 39%.

The following table presents the average balance and average rate paid on deposits for each of the following categories for the six months ended June 30, 2016 and the years ended December 31, 2015, 2014 and 2013:

COMPOSITION OF DEPOSITS

	Average Deposits
	Average for Six Months Ended June 30,		Average for Years Ended December 31,
	2016		2015		2014		2013
(Dollars in thousands)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Types of Deposits:
Noninterest-bearing demand deposits	$186,965	0.00%	$176,577	0.00%	$139,312	0.00%	$106,271	0.00
Interest-bearing demand deposits	242,791	0.57	143,939	0.52	111,725	0.54	93,158	0.56
Money market accounts	442,720	0.66	461,473	0.59	445,232	0.61	471,000	0.71
Savings accounts	2,504	0.15	4,149	0.33	8,752	0.50	9,224	0.74
Time deposits, $100,000 and over	140,115	0.92	150,434	0.83	166,808	0.91	173,226	1.05
Time deposits, less than $100,000	45,360	1.68	47,101	1.66	50,839	1.58	46,777	1.45

Total deposits	$1,060,455	0.60%	$983,673	0.56%	$922,668	0.62%	$899,656	0.71

Total average deposits for the six months ended June 30, 2016 were $1.06 billion, an increase of $76.8 million, or 7.8% over total average deposits of $983.7 million for the full year ended December, 31, 2015. Our focus on demand deposits has resulted in an increase in average balances of $80.7 million, or a CAGR of 25.3%, in noninterest-bearing demand deposits and an increase of $149.6 million, or a CAGR of 46.7%, in interest-bearing demand deposits when comparing the average for the six months ended June 30, 2016 to the average balance for the year ended December, 31, 2013.

The following table presents the maturities of our certificates of deposit as of June 30, 2016.

MATURITIES OF CERTIFICATES OF DEPOSIT

	At June 30, 2016
	Three Months or Less	Over three through six months	Over six through twelve months	Over twelve months	Total
$100,000 or more	$76,905	$17,202	$18,765	$36,803	$149,675
Less than $100,000	2,842	2,096	2,518	37,403	44,859

Total	$79,746	$19,299	$21,283	$74,206	$194,534

Borrowed Funds

We supplement our deposit funding with wholesale funding when needed for balance sheet planning or when the terms are attractive and will not disrupt our offering rates in our markets. Our bank is a member of the FHLB and, as a result, is eligible for advances from the FHLB pursuant to the terms of various borrowing agreements. This allows us to efficiently meet both expected and unexpected cash flows and collateral needs without adversely affecting either daily operations or the financial condition of the bank.

As of June 30, 2016 we had $15.0 million of variable rate advances from the FHLB outstanding at a rate of 3-month LIBOR + 0.17% and $25.0 million of short-term fixed rate advances from the FHLB at a rate of 0.42%. While we occasionally draw on the Fed Funds lines of credit that we have established with our upstream correspondent banks to manage temporary fluctuations in our daily cash balances, we had no outstanding balances at June 30, 2016.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various transactions that, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our clients. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in our consolidated balance sheets. Most of these commitments mature within two years and are expected to expire without being drawn upon. Standby letters of credit are included in the determination of the amount of risk-based capital that the Company and the Bank are required to hold.

We enter into contractual loan commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of our commitments to extend credit are contingent upon clients maintaining specific credit standards until the time of loan funding.

Standby letters of credit are written conditional commitments issued by us to guarantee the performance of a client to a third party. In the event that the client does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the client. Our policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

We minimize our exposure to loss under loan commitments and standby letters of credit by subjecting them to the same credit approval and monitoring procedures as we do for on-balance sheet instruments. We assess the credit risk associated with certain commitments to extend credit and establish a liability for probable credit losses. The effect on our revenue, expenses, cash flows and liquidity of the unused portions of these commitments cannot be reasonably predicted because there is no guarantee that the lines of credit will be used.

Our off-balance sheet arrangements are summarized in the following table for the periods indicated.

	As of June 30, 2016	As of December 31,
		2015	2014	2013
Unfunded lines	$447,930	$384,837	$342,344	$280,848
Letters of credit	11,067	13,450	15,187	15,290

Total credit extension commitments	$458,997	$398,287	$357,531	$296,138

Contractual Obligations

We have contractual obligations to make future payments on debt and lease agreements. While our liquidity monitoring and management consider both present and future demands for and sources of liquidity, the following table of contractual commitments focuses only on future obligations and summarizes our contractual obligations as of June 30, 2016.

As of June 30, 2016	Due in 1 year or less	Due after 1 through 3 years	Due after 3 through 5 years	Due after 5 years	Total
FHLB advances	$40,000	$0	$0	$0	$40,000
Certificates of deposit $100,000 or more	112,873	26,750	10,053	0	149,675
Certificates of deposit less than $100,000	7,456	33,815	3,589	0	44,859
Operating leases	818	2,104	1,901	11,028	15,851

Total	$161,146	$62,668	$15,543	$11,028	$250,385

Asset and Liability Management

The Asset Liability Management Committee of our bank, or ALCO, is comprised of senior management who are responsible for ensuring that board-approved strategies, policies, and procedures for managing risks are appropriately executed within the designated lines of authority and responsibility.

As such, ALCO oversees the establishment, approval, implementation, and review of interest rate risk, or IRR, management strategies, policies, procedures and risk tolerances. While some degree of IRR is inherent in the business of banking, ALCO has put sound risk management practices in place to identify, measure, monitor and control IRR exposures. Management considers both earnings and economic perspectives when assessing the scope of IRR exposure, as reduced earnings or outright losses could adversely affect the bank’s liquidity and capital adequacy.

Earnings at Risk, or EAR, simulations are used to assess the impact of changing rates on earnings under a variety of scenarios and time horizons. These simulations utilize both instantaneous and parallel changes in the level of interest rates, as well as non-parallel changes such as changing slopes and twists of the yield curve. Static simulation models are based on current exposures and assume a constant balance sheet with no new growth. Dynamic simulation models are also utilized that rely on detailed assumptions regarding changes in existing lines of business, new business, and changes in management and client behavior.

Economic value-based methodologies are also utilized to measure the degree to which the economic values of an institution’s positions change under different interest rate scenarios. The economic-value approach focuses on a longer-term time horizon and captures all future cash flows expected from existing assets and liabilities. The economic value model utilizes a static approach in that the analysis does not incorporate new business; rather, the analysis shows a snapshot in time of the risk inherent in the balance sheet.

Quantitative and Qualitative Disclosures about Market Risk

At June 30, 2016, December 31, 2015 and December 31, 2014, our EAR static simulation results indicated that our balance sheet is asset sensitive to parallel shifts in interest rates. This indicates that our assets generally reprice faster than our liabilities, which results in a favorable impact to net interest income when market interest rates increase. Many assumptions are used to calculate the impact of interest rate fluctuations on our net interest income, such as asset prepayments, non-maturity deposit price sensitivity and decay rates, and key rate drivers. Because of the inherent use of these estimates and assumptions in the model, our actual results may, and most likely will, differ from our static EAR results. In addition, static EAR results do not include actions that our management may undertake to manage the risks in response to anticipated changes in interest rates or client behavior. For example, as part of our asset/liability management strategy, management has the ability to increase asset duration and decrease liability duration in order to reduce asset sensitivity, or to decrease asset duration and increase liability duration in order to increase asset sensitivity.

The following table illustrates the results of our EAR analysis to determine the extent to which our net interest income over the next 12 months would change if prevailing interest rates increased or decreased by the specified amounts.

IMPACT ON NET INTEREST INCOME UNDER A STATIC BALANCE SHEET,

PARALLEL INTEREST RATE SHOCK

Earnings at Risk as of:	-100 bps	Flat	+100 bps	+200 bps	+300 bps
June 30, 2016	-2.9%	0.0%	3.5%	7.8%	12.0%
December 31, 2015	-2.1%	0.0%	2.3%	5.1%	9.2%
December 31, 2014	3.0%	0.0%	1.8%	5.4%	8.9%

Utilizing an economic value of equity, or EVE, approach, we analyze the risk to capital from the effects of various interest rate scenarios through a long-term discounted cash flow model. This measures the difference between the economic value of our assets and the economic value of our liabilities, which is a proxy for our liquidation value. While this provides some value as a risk measurement tool, management believes EAR is more appropriate in accordance with the going concern principle.

The following table illustrates the results of our EVE analysis as of June 30, 2016, December 31, 2015 and December 31, 2014.

ECONOMIC VALUE OF EQUITY ANALYSIS UNDER A STATIC BALANCE SHEET,

PARALLEL INTEREST RATE SHOCK

As of:	-100 bps	Flat	+100 bps	+200 bps	+300 bps
June 30, 2016	-7.9%	0.0%	0.5%	-0.3%	-1.7%
December 31, 2015	-4.6%	0.0%	-1.6%	-3.6%	-5.8%
December 31, 2014	-5.7%	0.0%	-1.4%	-2.5%	-3.9%

Liquidity and Capital Adequacy

Liquidity

Liquidity is defined as the bank’s capacity to meet its cash and collateral obligations at a reasonable cost. Maintaining an adequate level of liquidity depends on the bank’s ability to efficiently meet both expected and unexpected cash flows and collateral needs without adversely affecting either daily operations or the financial condition of the bank. Liquidity risk is the risk that we will be unable to meet our obligations as they become due because of an inability to liquidate assets or obtain adequate funding. The bank’s obligations, and the funding sources used to meet them, depend significantly on our business mix, balance sheet structure, and the cash flow profiles of our on- and off-balance sheet obligations. In managing our cash flows, management regularly confronts situations that can give rise to increased liquidity risk. These include funding mismatches, market constraints on the ability to convert assets into cash or in accessing sources of funds (i.e., market liquidity), and contingent liquidity events. Changes in economic conditions or exposure to credit, market, operation, legal and reputational risks also could affect the bank’s liquidity risk profile and are considered in the assessment of liquidity and asset/liability management.

Management has established a comprehensive management process for identifying, measuring, monitoring and controlling liquidity risk. Because of its critical importance to the viability of the bank, liquidity risk management is fully integrated into our risk management processes. Critical elements of our liquidity risk management include: effective corporate governance consisting of oversight by the board of directors and active involvement by management; appropriate strategies, policies, procedures, and limits used to manage and mitigate liquidity risk; comprehensive liquidity risk measurement and monitoring systems (including assessments of the current and prospective cash flows or sources and uses of funds) that are commensurate with the complexity and business activities of the bank; active management of intraday liquidity and collateral; an appropriately diverse mix of existing and potential future funding sources; adequate levels of highly liquid marketable securities free of legal, regulatory, or operational impediments, that can be used to meet liquidity needs in stressful situations; comprehensive contingency funding plans that sufficiently address potential adverse liquidity events and emergency cash flow requirements; and internal controls and internal audit processes sufficient to determine the adequacy of the institution’s liquidity risk management process.

We expect funds to be available from a number of basic banking activity sources, including the core deposit base, the repayment and maturity of loans and investment security cash flows. Other potential funding sources include federal funds purchased, brokered certificates of deposit, and borrowings from the FHLB. Cash and cash equivalents at June 30, 2016, December 31, 2015 and December 31, 2014 were $97.5 million, $100.2 million, and $73.9 million, respectively. Accordingly, our liquidity resources were at sufficient levels to fund loans and meet other cash needs as necessary.

Capital Adequacy

As of June 30, 2016, our bank was well-capitalized under the regulatory framework for prompt corrective action. To remain categorized as well-capitalized, our bank must maintain minimum ratios as disclosed in the table below.

	Well Capitalized	Actual as of June 30, 2016
Total risk-based capital ratio	10.0%	10.7%
Tier 1 risk-based capital	8.0%	9.7%
Common equity tier 1 capital (CET1)	6.5%	8.3%
Tier 1 leverage ratio	5.0%	8.9%

Impact of Inflation

Our consolidated financial statements and related data presented herein have been prepared in accordance with GAAP which requires the measure of financial position and operating results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects financial institutions’ cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and shareholders’ equity. Mortgage originations and refinancings tend to slow as interest rates increase and likely would reduce our volume of such activities and the income from the sale of residential mortgage loans in the secondary market.

Adoption of Recent Accounting Pronouncements

Recently issued accounting pronouncements are discussed in Note 1 to our Financial Statements for the year ended December 31, 2015.

BUSINESS

Our Company

We are CapStar Financial Holdings, Inc., a bank holding company headquartered in Nashville, Tennessee, and we operate primarily through our wholly owned subsidiary, CapStar Bank, a Tennessee-chartered state bank. We are a commercial bank that seeks to establish and maintain comprehensive relationships with our clients by delivering customized and creative banking solutions and superior client service. Our products and services include (i) commercial and industrial loans to small and medium sized businesses, with a particular focus on businesses operating in the healthcare industry, (ii) commercial real estate loans, (iii) private banking and wealth management services for the owners and operators of our business clients and other high net worth individuals and (iv) correspondent banking services to meet the needs of Tennessee’s smaller community banks. Our operations are presently concentrated in demographically attractive and fast-growing counties in the Nashville MSA. As of June 30, 2016, on a consolidated basis, we had total assets of $1.3 billion, total deposits of $1.1 billion, total net loans of $877.0 million, and shareholders’ equity of $114.3 million.

Our Core Operating Principles

Our goal is to become a high-performing financial institution. In striving to achieve this goal, we operate the Company in conformity with our core principles which are, in order of priority:

•	Soundness. We strive to engage in safe and sound banking practices that preserve the asset quality of our balance sheet and protect our deposit base.

•	Profitability. We continuously seek to improve our core profitability by growing our revenue faster than our expenses in order to increase net income.

•	Strategic Growth. We seek to grow our total loans and deposits by leveraging our operating platform to facilitate organic and acquisitive growth.

We have achieved our historical growth through our sustained adherence to these core operating principles, and we believe we have an experienced management team that will continue to emphasize the importance of these principles in order to realize our future growth objectives and enhance long-term shareholder value.

Our Growth

Historical Growth. We have experienced operating success, profitability and significant growth primarily due to:

•	our management team which has extensive industry knowledge, banking experience, established and long-term relationships with small to medium sized business leaders through Middle Tennessee and product expertise;

•	our experienced bankers who have expertise in our lines of business, including commercial and industrial, healthcare and commercial real estate, and who focus on providing superior client service;

•	our core commitment to maintaining strong asset quality rather than simply growing the balance sheet;

•	our funding approach which emphasizes attracting core deposits rather than utilizing a wholesale funding strategy;

•	our acquisition of American Security Bank & Trust Company, or American Security, which expanded our geographic reach within the Nashville MSA, enhanced our deposit gathering ability and provided scale to leverage our infrastructure; and

•	our acquisition of Farmington Financial Group, LLC, or Farmington, which expanded our product offerings and increased our fee income by allowing us to offer residential mortgage origination services to our clients.

From December 31, 2011 to June 30, 2016, we grew our total assets at a compound annual growth rate, or CAGR, of 14.5%, our total deposits at a CAGR of 14.5% and our total loans at a CAGR of 19.1%. In addition, from December 31, 2011 to December 31, 2015, we grew our net income at a CAGR of 38.2%.

Future Growth. We believe that we have an operating platform and infrastructure that is capable of supporting a larger financial institution. We believe we can leverage our platform to continue to deliver customized and creative solutions and superior client service to our clients and sustainable, long-term returns to our shareholders. We intend to achieve future growth through the following:

•	Organic Growth. Our primary focus is to grow our client base, capture market share and leverage our platform within the Nashville MSA, an economically vibrant and demographically attractive market. Within the Nashville MSA, we believe we have competitive advantages over smaller community banks, which lack our product expertise and breadth of service, and larger regional institutions, which lack our knowledge of the Nashville MSA and responsive, local decision-making. Because of consolidation that has occurred in the banking industry within the Nashville MSA, we also believe that there is a base of potential clients that desire to partner with a bank that is locally headquartered and there are seasoned bankers that we believe we can hire who prefer the local, independent banking franchise to that of the more diversified, regional financial institution. To capitalize on these opportunities, we intend to (i) leverage the relationships and contacts of our bankers to identify and target these businesses and individuals and (ii) develop comprehensive banking relationships with these businesses and individuals by delivering customized and creative banking solutions comparable to that of a larger regional institution while providing the superior client service expected of a smaller community bank.

•	Strategic Acquisitions. Although our primary focus is on organic growth, we continually review potential acquisitions that would enable us to leverage our platform. We seek acquisition targets that are strategic, that are financially attractive and that support our organic growth strategy without compromising our risk profile. We believe that there are numerous banking institutions that lack our scale and management expertise and that may encounter capital constraints or liquidity challenges. We expect any future acquisition targets will be financial institutions that are complementary to our operations and that are located in the Nashville MSA or other economically vibrant and demographically attractive markets. We believe that having publicly traded equity as a result of this offering will enhance our ability to capitalize on such acquisition opportunities in the future. Currently we are not engaged in the acquisition of any target company, and we do not currently have any agreements, arrangements or understandings for any such acquisition.

•	Expansion of Fee Income and Deposit Sources. We intend to continue to diversify our revenue sources by growing our wealth management and mortgage banking lines of business, which generate fee income. We expect that our increased participation in correspondent banking and private banking will provide additional deposits to our bank, thus diversifying our deposit portfolio, while also creating sources of fee income. In addition, we will seek to grow core deposits by cross-selling our products and services to our existing clients and by obtaining new clients.

Our Leadership

We are led by a team of banking professionals, each of whom has extensive experience with large regional banking institutions as well as maintaining well-established relationships with the small to medium sized business leaders in the Nashville MSA.

•

Our executive management team is led by President and Chief Executive Officer Claire W. Tucker, a banker with a career that spans over 41 years, leading large geographical areas and business segments for regional and national banks. Ms. Tucker has been with CapStar Bank since August 2007. She previously served as Senior Executive Vice President in charge of commercial banking for AmSouth Bancorporation, or AmSouth. In 2011, Ms. Tucker was appointed by the Federal Reserve Bank for the Sixth District to a three-year term (and has since been reappointed to a second three-year term) for the Community Depository

Institutions Advisory Council. Ms. Tucker began her banking career in 1975 at First American National Bank and rose to serve as President of Corporate Banking. First American National Bank was a financial institution with approximately $20.0 billion in assets that was based in Nashville and served the States of Tennessee, Mississippi and Louisiana. First American National Bank was the largest bank in the Nashville MSA and ranked first by deposit market share when acquired in 1999.

•	Robert B. Anderson is Chief Financial Officer and Chief Administrative Officer of CapStar and CapStar Bank. Mr. Anderson has more than two decades of leadership experience in the financial sector and has been with CapStar Bank since December 2012. Mr. Anderson has held multiple finance roles with Bank of America, including serving as Chief Financial Officer of the business banking segment. He also served as Chief Financial Officer for Capital One’s commercial bank. Mr. Anderson is a certified public accountant (inactive).

•	Dandridge W. Hogan is Chief Executive Officer of CapStar Bank. Mr. Hogan is a 30-year banking veteran and has been with CapStar Bank since December 2012. Mr. Hogan was previously the Regional President for Fifth Third Bank and had responsibility for banking operations in the States of Kentucky and Tennessee and led its expansion into the State of Georgia. He is a past member of the board of directors of the Nashville Branch of the Federal Reserve Bank of Atlanta. Mr. Hogan began his career at National Bank of Commerce, which was a $25.0 billion financial institution based in Memphis, Tennessee with various locations throughout the Southeast region of the United States.

•	Christopher G. Tietz is Chief Credit Officer of CapStar Bank. Mr. Tietz has over 31 years of banking experience and has been with CapStar Bank since March 2016. He started as a trainee of First American National Bank in Nashville in 1985 and rose to the position of Executive Vice President and Regional Senior Credit Officer for First American’s West Tennessee Region, including oversight of credit functions for private banking, business banking, middle-market, and corporate banking functions. Subsequent to his positions at First American, Mr. Tietz held various Chief Credit Officer roles at banks in the Midwest region of the United States and then most recently at FSG Bank in Chattanooga, Tennessee.

In addition to our experienced executive management team, our board of directors is comprised of well-regarded career bankers, professionals, entrepreneurs and business and community leaders with collective depth and experience in commercial banking, finance, real estate and manufacturing. Of our eleven directors, eight have served previously on the boards of directors of banking institutions, and six have held positions at commercial or investment banking institutions. Collectively, this group of directors has in excess of 150 years of financial services experience. Dennis C. Bottorff is the Chairman of the board of directors of the Company and CapStar Bank. Mr. Bottorff’s banking experience spans nearly five decades, and he has held senior leadership roles at numerous banks, including as Chairman and Chief Executive Officer of First American National Corporation and First American National Bank and Chairman of AmSouth and AmSouth Bank. During his career, Mr. Bottorff also served in leadership positions with the Tennessee and American Banking Associations and the Financial Services Roundtable.

We have also attracted, developed and retained bankers with significant in-market experience and relationships in order to support our organic growth strategy. These efforts have gained us significant expertise in client relations, while providing viable internal candidates for eventual management succession at various levels throughout our Company.

Our Market

The Nashville MSA includes a 14-county area in Middle Tennessee, including the cities of Nashville (Davidson County), Franklin (Williamson County), and Murfreesboro (Rutherford County) and is the 36th largest MSA in the United States. Forbes magazine recently ranked Nashville fifth on its list of “The Cities Americans are Thronging to and Fleeing,” which measured population growth attributable to migration between 2010 and 2014. The Nashville region’s population is expected to grow to approximately 2.6 million by 2035, according to the Nashville Metropolitan Planning Organization. From 2000 until 2015, Nashville’s population has grown approximately 40% and job growth has been 26%, according to the Bureau of Labor Statistics. We believe the projected growth of the Nashville MSA can be primarily attributed to a vibrant and resilient economy, driven by its leadership in a diverse set of industries and a highly favorable environment for economic development. The following tables illustrate the growth profile of the Nashville MSA as compared to the State of Tennessee, the Southeast region of the United States, the entire United States and certain other MSAs in the Southeast region of the United States.

SUMMARY DEMOGRAPHIC AND OTHER MARKET DATA

Geographic Area	Total Population 2016 (Actual)	Population Change 2010 - 2016	Projected Population Change 2016 - 2021	Median Household Income 2016	Projected Household Income Change 2016 - 2021	Unemployment Rate*
Nashville MSA**	1,840,320	10.14%	6.87%	$55,922	9.41%	4.0%
State of Tennessee	6,623,654	4.37%	3.82%	46,781	7.13%	4.1%
Southeast Region of the United States	82,419,986	5.43%	4.43%	52,942	6.13%	4.7%
United States	322,431,073	4.43%	3.69%	55,551	7.77%	5.1%

*	Unemployment data as of June 2016
**	The Nashville MSA includes Davidson County (Nashville) and 13 additional counties.

Source: SNL Financial, Bureau of Labor Statistics

We believe that our market in the Nashville MSA, and in Tennessee as a whole, exhibits the necessary attributes for sustained, long-term economic vitality. In terms of industry diversity, demographics, job growth, quality of life, political landscape and geographic location, Nashville remains poised to continue its economic growth. As a result, while we remain open to the possibility of expanding to other markets, we do not believe our continued growth depends on entering new geographic areas.

A recent Forbes report ranked the Nashville MSA at fourth on its list of “The Best Big Cities for Jobs 2016,” compiled based on short-, mid- and long-term job growth trends, ahead of such regions as Dallas, Austin, Denver and Charlotte. In April 2016, Nashville reported the second lowest unemployment rate among metropolitan areas with a population of at least one million, according to the U.S. Bureau of Labor Statistics. Since June 2011, Nashville has had the third strongest recovery in jobs among the 50 largest markets in the country, with a 19.3% increase in jobs since their lowest point in September 2009, according to a study published by the Pew Charitable Trusts. According to data compiled by the Nashville Area Chamber of Commerce, since July 2015, more than 100 companies have announced plans to relocate to, or expand within, Nashville and the surrounding area, generating an estimated 11,000 new jobs. We believe that the Nashville MSA is a desirable market for a wide range of industries, and the following table shows the diversity of employment within the Nashville MSA.

NASHVILLE MSA EMPLOYMENT BY SECTOR

Source: U.S. Bureau of Labor Statistics. Data as of May 2, 2016.

This diversity is reflected in the range of industries for which Nashville is a regional, national or global hub, such as the following:

Healthcare

•	Nearly 400 healthcare companies have operations in Nashville, including 16 publicly-traded companies.

•	400 professional service firms with expertise in healthcare are located in Nashville.

•	This industry has an estimated local economic impact of $38.8 billion and provides more than 250,000 jobs.

Technology and Entrepreneurship

•	Nashville is home to nationally recognized business incubators including Entrepreneur Center, LaunchTN and Jumpstart Foundry.

•	Nashville led the nation in job growth in advanced industries from 2013 to 2015, according to a report by the Brookings Institution.

•	Other recognition from national publications includes:

•	Thumbtack—No. 4 of “10 Best Cities to be a Millennial Entrepreneur” (2015);

•	Dice.com—No. 2 fastest-growing technology job market (2015); and

•	CNN—No. 5: “Best Cities to Launch a Startup” (2014).

Hospitality and Tourism

•	Recent accolades from national publications include:

•	No. 5: “The Best Cities in the U.S.”—Travel & Leisure Magazine (2016);

•	One of 16 destinations in the 2016 Forbes Travel Guide;

•	No. 1: “The 25 Best US Cities to Spend a Weekend”—Thrillist (2016);

•	“The 15 Most Dynamic Cities in the Country”—Worth Magazine (2016);

•	“The South’s Red Hot Town”—Time Magazine (2014); and

•	“The New ‘It’ City”—New York Times (2013).

•	The St. Jude Rock ‘N’ Roll Nashville Marathon and Half Marathon had more than 30,000 participants in 2016.

•	Nashville had an estimated 13.5 million visitors in 2015 (up 3% from 2014) and has had year-over-year growth since 2010 in hotel rooms sold, occupancy tax collections, conventions held and convention delegates (Source: Nashville Convention & Visitors Corp.)

•	The Music City Center, which opened in 2013, hosted 305 events with 676,060 attendees during its 2015 fiscal year.

Music and Entertainment

•	The music industry has an estimated $10 billion economic impact and provides more than 56,000 jobs (Source: Metro Government of Nashville and Davidson County, Tennessee)

•	Nashville is home to professional sports teams, including the Tennessee Titans, Nashville Predators and Nashville Sounds.

•	Nashville hosts numerous commercial and music video-related companies, as well as the annual CMA Music Festival and Nashville Film Festival.

Industrial and Transportation Hub

•	Nashville is located within approximately 650 miles of 150 million people.

•	Three Interstates (I-40, I-65, I-24) merge in Nashville, and the city is also within 135 miles of Interstates 75 and 59.

•	In 2015 more than 11.6 million passengers passed through Nashville International Airport, a 5.7% increase over the prior year.

Education

•	Nashville is home to 21 accredited four-year and post-graduation institutions, six community colleges, and 11 vocational and technical schools. It also has 70 private schools, 21 with no religious affiliation, 49 with religious affiliation.

Non-Profit Organizations

•	Non-profits provide total revenue of $9.4 billion, or 6.7% of the area’s total and employ approximately 15% of the area’s workforce.

•	There are more than 2,000 non-profits in the Nashville MSA.

In addition to its diverse economy, we believe the Nashville MSA maintains a highly favorable environment for economic development. Local municipalities and state government have demonstrated consistent willingness to offer effective incentives to retain current job-creating businesses, as well as to attract new businesses from outside the region. In the last decade, the Nashville MSA has attracted numerous corporate relocations and expansions, including large national and international companies such as Nissan North America , as well as many small and medium sized businesses. For example, since July 2015, more than 100 companies have announced plans to relocate to, or expand within, Nashville and the surrounding area, generating an estimated 11,000 new jobs and adding approximately 6.8 million square feet of space, according to data compiled by the Nashville Area Chamber of Commerce.

As businesses and their employees continue to be drawn to the Nashville area, we believe our focus on serving small and medium sized businesses and their owners and employees serving the greater Nashville market will position us to benefit from continued growth in jobs and population.

The regional economy has created a robust and competitive banking environment, consisting of a broad range of sizes and types of banks, from small community banks to large international banks. As banks have experienced cycles of consolidation over the last 20 years in our market, a recurring opportunity has arisen for locally controlled, middle-market commercial banks to emerge and succeed. The trend of consolidation continued in 2015, as several local banks completed and announced mergers that we believe will create more disruption in the local banking market. Since 2007, as the overall deposit base in the Nashville MSA has grown substantially, banking market share has continued to transfer steadily from the larger regional banks to more local, middle-market banks. Given that four of the top six banks in Nashville are not headquartered in Tennessee, we intend to continue to capitalize on this market dislocation.

We believe that repeated acquisition of Nashville banks by large and/or out-of-market competition creates a growing opportunity for us to serve businesses and high net worth clients in the area. Such clients demand banking services from local institutions that can provide the sophistication of larger banks, but with local and agile decision-making authority, real personal connections, and an interest in investing in the local economy. We seek to be the bank of choice for such clients and, in the process, to re-define how they experience banking.

Our Competitive Strengths

Profitable and Scalable Operating Platform and Organizational Infrastructure. Over the past five years, we have delivered core profitability, which we view as return on average assets and pre-tax, pre-provision return on average assets. We continuously strive to improve our core profitability by growing our revenue faster than our noninterest expenses, a process we internally refer to as enhancing “operating leverage.” The following graphs depict our return on average assets and pre-tax, pre-provision return on average assets over the last five years.

RETURN ON AVERAGE ASSETS	PRE-TAX, PRE-PROVISION RETURN ON AVERAGE ASSETS

We believe that we have an efficient and scalable operating platform and organizational infrastructure that will allow us to continue to improve our operating leverage. Key attributes of our banking model include:

•	an executive management team that is poised to lead a public company;

•	an appropriate number of bankers and other personnel that we believe are capable of supporting our growth strategy;

•	an ability to grow our noninterest income faster than our net interest income, in part by scaling our wealth management, mortgage, treasury management, and other fee related services;

•	an ability to lower our deposit cost, which we measure through demand deposit accounts (our fastest growing type of deposit account), as we become the primary bank for more of our clients;

•	highly-sophisticated operating systems that allow us to manage our assets in the same manner as much larger institutions;

•	qualified external data processing and technology providers that allow us to remain current with innovation and market practices in key areas; and

•	online and mobile banking technologies and amenities that allow us to grow deposits without expanding our physical footprint.

We believe that our platform will enable us to (i) operate efficiently and profitably, (ii) scale our business as we continue to grow and expand and (iii) add experienced bankers in the future with minimal additional expenses other than salaries and benefits.

Sophisticated Lending Focus. The primary components of our loan portfolio are commercial and industrial loans to small and medium sized businesses, with a particular focus on businesses operating in the healthcare industry, and commercial real estate loans. We believe that our success is in part dependent on our extensive knowledge of these markets, which we believe are positively affecting much of the economic growth in the Nashville MSA. We have banking teams dedicated to the healthcare industry and each of the commercial and industrial and commercial real estate lending areas. We believe our industry-specific knowledge, product expertise and client engagement increases our profile within these lending verticals, enabling us to successfully identify, select and compete for credit-worthy borrowers and attractive financing projects. The following chart details the composition of our loan portfolio as of June 30, 2016.

LOAN PORTFOLIO COMPOSITION

(1)	Loans made to businesses operating in the healthcare line of business comprised 42% of all commercial and industrial loans.
(2)	Loans made to community banks operating in the correspondent banking line of business comprised 8% of commercial and industrial loans.

Strong Asset Quality. We maintain a firm commitment to preserving the asset quality of our balance sheet. Reflective of our credit culture is a question we routinely ask ourselves in the underwriting process: “Is this loan merely doable or is it actually desirable?” We believe our strong asset quality is also due to our experience in the Nashville MSA, our long-standing relationships with our clients and our disciplined underwriting processes. Our thorough underwriting processes collaboratively engage our seasoned business bankers, credit underwriters and portfolio managers in the analysis of each loan request. We manage our credit risks by analyzing metrics related to our lines of business in order to maintain a conservative and well-diversified loan portfolio reflective of our assessment of various industry subsets. Based upon our aggregate exposure to any given borrower relationship, we employ scaled review of loan originations that may involve senior credit officers, our Chief Credit Officer, our bank’s Credit Committee or, ultimately, our full board of directors. The following table compares our asset quality metrics to certain Tennessee regional and community banks.

ASSET QUALITY—NON-PERFORMING ASSETS

	Non-Performing Assets as a Percentage of Assets	Non-Performing Assets as a Percentage of Loans Plus Other Real Estate Owned
Median	1.30%	2.00%
1st Quartile	0.62	0.94
CapStar	0.44	0.66
Percentile Rank	82.2	83.6

Source: SNL Financial (includes 147 banks and thrifts headquartered in Tennessee with total assets less than $5.0 billion as of June 30, 2016; excludes merger targets)

Solid and Growing Core Deposit Base. A significant component of our business is the growth and stability of our core deposits, which we use to fund our loans and securities. Our private banking and correspondent banking lines of business are significant sources of core deposits, and we believe that the growth of our core deposit base, specifically our Demand and NOW accounts, is a result of our focus on developing comprehensive banking relationships with our clients. As an example, we have increased our Demand and NOW accounts from approximately 13% of total deposits as of December 31, 2011 to approximately 44% of total deposits as of June 30, 2016. This growth has resulted in a lower overall cost of funding and has enhanced our profitability. Our plan is to continue to grow our core deposits by cross-selling deposit relationships and obtaining new clients. The following charts show the improvement in our deposit composition as of June 30, 2016 and December 31, 2011, respectively.

DEPOSIT COMPOSITION AS OF JUNE 30, 2016	DEPOSIT COMPOSITION AS OF DECEMBER 31, 2011

Technology and Innovation. We have continually adapted to the changing technological needs and wants of our clients by investing in our electronic banking platform. We use a combination of online and mobile banking channels to attract and retain clients and expand the convenience of banking with us. In most cases, our clients can initiate banking transactions from the convenience of their personal computer or smart phone, reducing the number of in-branch visits necessary to conduct routine banking transactions. The remote transactions available to our clients include remote image deposit, bill payment, external and internal transfers, ACH origination and wire transfer. We believe that our investments in technology and innovation are consistent with our clients’ needs and will support future migration of our clients’ transactions to these and other developing electronic banking channels.

Our Recent Accolades

•	CapStar honored by the Nashville Business Journal with a “Best in Business” award, 2016

•	CapStar recognized as 8th in “25 Fastest Growing Private Companies” (Nashville Business Journal, 2015)

•	Claire Tucker named “EY Entrepreneur of the Year in Financial Services for the Southeast Region” (Ernst and Young, 2014)

•	CapStar has made the list of “Fastest Growing Privately Held Companies” (Inc., 5000, 2014)

•	Nashville Business Journal recognizes Claire Tucker and Dan Hogan as Power Leaders in Finance category for 2014, 2015 and 2016

•	Claire Tucker, Dan Hogan and Mark Mattson recognized on the annual “In Charge” list (Nashville Post, 2015 and 2016)

•	Finalist in Lipscomb University’s Business with Purpose Awards, April 2016

•	Farmington named one of Nashville Business Journal’s “Best Places to Work” in 2014

•	CapStar wins the Readers’ Choice for “Best Bank in Sumner County” two years in a row from The Tennessean/Gannett

Our Products and Services

Loans. Through our bank, we offer a broad range of commercial lending products to small and medium sized businesses, the owners and operators of our business clients and other high net worth individuals. Our strategy is to maintain a broadly diversified loan portfolio in terms of type of loan product, type of client and industries in which our business clients are engaged. For a more detailed discussion of the diversity of our loan portfolio, see “– Our Competitive Strengths – Sophisticated Lending Focus.”

Our commercial and industrial lending products include commercial loans, business term loans, equipment financing and lines of credit to a diversified mix of small and midsized businesses. We offer commercial real estate loans that are both owner-occupied and non-owner occupied properties, as well as interim construction loans. As a general practice, we originate substantially all of our loans, and we limit the amount of participations we purchase to loans originated by lead banks with which we have a close relationship and which share our credit philosophies.

Consumer lending products include residential first mortgage loans originated through Farmington, which are typically thereafter sold on the secondary market. We offer second mortgage home equity mortgage loans and other consumer related loans such as loans for automobile or other recreational vehicles, which we maintain on the bank’s balance sheet. Additionally, we offer lines of credit to facilitate investment opportunities for consumer clients whose financial characteristics support the request.

We market our lending products and services to existing clients through our superior client service. We seek to attract new lending clients through customized and creative lending solutions and competitive pricing. We have highly-experienced banking teams that are specifically dedicated to our lines of business, including a team that is dedicated to the healthcare sector. We believe our industry-specific knowledge, product and local market expertise and engagement increase our profile within these lending verticals, enable us to successfully identify, select and compete for qualified borrowers and attractive financing projects and manage more effectively the potential risks of our loan portfolio.

As of June 30, 2016, we had $877.0 million of total net loans. We have grown total loans at a CAGR of 19.1% from December 31, 2011 to June 30, 2016. Our largest sources of loans are commercial and industrial loans (including loans to businesses operating in the healthcare industry) and commercial real estate loans (including owner-occupied and non-owner occupied real estate) which accounted for approximately 44% and 31%, respectively, of our total loan portfolio as of June 30, 2016.

Underwriting. Disciplined underwriting is the foundation of our credit culture and our strong asset quality. We strive to adhere to thorough underwriting standards and deliver customized and creative loan solutions in a responsive and timely manner.

Philosophically, we seek loans that are prudent and desirable, not just “doable.” In considering a loan, we follow the underwriting principles in our loan and credit administration policies which include the following requirements:

•	receipt of certain financial information, such as financial statements, tax returns and credit reports, to ensure that the potential borrower has sufficient recurring cash flow and liquidity to repay the loan;

•	determination that the structure of the loan matches the underlying purpose of and repayment source for the loan, the potential borrower’s creditworthiness and the depreciable life of any collateral;

•	verification that the potential borrower has an adequate credit score;

•	consideration of the value, liquidity and marketability of the potential borrower’s assets and identifying and evaluating all significant direct and contingent liabilities; and

•	determination and approval by the bank’s ALCO of the rates and fees associated with the potential loan.

Except in very limited circumstances in which substantial equity is present, our commercial and industrial and owner-occupied commercial real estate loans are supported by personal guaranties from the principals of the borrower. In addition, we require our non-owner occupied commercial real estate loans to be secured by well-managed income producing property with adequate margins, supported by a history of profitable operations and cash flows, and proven operating stability.

Our underwriting processes collaboratively engage our bankers, credit underwriters and portfolio managers in the analysis of each loan request. We manage our credit risks by analyzing metrics related to our lines of business in order to maintain a conservative and well-diversified loan portfolio reflective of our assessment of various subsets within these lines of business. Based upon our aggregate exposure to any given borrower relationship, we employ tiered review of loan originations that may involve senior credit officers, our Chief Credit Officer, our bank’s Credit Committee or, ultimately, our full board of directors.

Concentrations. We are a relationship-oriented, rather than a transaction-based, lender. Accordingly, substantially all of our loans have been made to borrowers located or operating in the Nashville MSA. As of June 30, 2016, approximately 86% of the loans in our loan portfolio (measured by dollar amount) were made to borrowers who live or conduct business in the Nashville MSA, and a substantial portion of those loans are considered commercial and industrial loans (including loans to businesses operating in the healthcare industry), commercial real estate loans (including owner-occupied and non-owner occupied real estate), mortgage loans and construction loans. As such, a substantial majority of our loan portfolio is dependent upon the economic environment of the Nashville MSA. We do have a limited number of loans secured by properties located outside of the Nashville MSA, most of which are made to borrowers who are well-known to us because they are headquartered or reside within the Nashville MSA.

In addition, we employ appropriate limits on our overall loan portfolio and requirements with respect to certain types of lending. As a general practice, we operate with an internal guideline limiting loans to any single borrowing relationship to a tiered amount based upon our internal risk rating. Many of our loans have been made to a small number of borrowers, resulting in a concentration of large loans to certain borrowers. As of June 30, 2016, our 10 largest borrowing relationships accounted for approximately 13% of our total loan portfolio.

Credit Risk Management. Managing credit risk is a process that involves the entire Company. Our strategy for credit risk management includes the disciplined underwriting process described above, adherence to prudent standards, and ongoing risk monitoring and review processes for all loan exposures. Our Chief Credit Officer provides bank-wide credit oversight and periodically reviews the loan portfolio to ensure that the risk identification processes are functioning properly and that our credit standards are followed. We periodically submit ourselves to review by independent third parties to validate our internal oversight. We strive to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans become a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses inherent in the loan portfolio.

Credit risk management involves a partnership between our lenders and our credit administration group with credit approval processes requiring concurrence of the two. The members of our credit administration group primarily focus their efforts on credit analysis, underwriting and monitoring new credits and providing management reporting to executive management and the board of directors. Based upon size, emerging problem loans are assigned to Special Assets Group to mitigate the risk of loss. Executive management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio. The Special Assets Group is also responsible for managing the collection and foreclosure process and the disposal of other real estate owned.

Deposits. Core deposits are our principal source of funds for use in lending and other general banking purposes. We solicit core deposits through our relationship-driven team of dedicated and accessible bankers and through relationship-focused marketing. We provide a full range of deposit products and services, including demand deposits, interest-bearing transaction accounts, money market accounts, time and savings deposits, certificates of deposit and CDARS® reciprocal products. Other than deposits obtained through the CDARS program, we do not rely on brokered deposits as a source of funding. For a more detailed discussion of the diversity of our deposit base, see “– Our Competitive Strengths – Solid and Growing Core Deposit Base.”

Our ability to gather deposits is an important aspect of our business franchise, and we believe this is a significant driver of our success. As of June 30, 2016, we held $1.1 billion of total deposits. We have grown total deposits at a CAGR of 14.5% from December 31, 2011 to June 30, 2016. Our largest source of deposits is money market and savings accounts which account for approximately 39% of our total deposits as of June 30, 2016. Our transaction accounts include checking and NOW accounts, which provide us with a source of fee income, as well as a low-cost source of funds. Time accounts also provide us with a relatively stable and low-cost source of funding. Certificates of deposit in excess of $100,000 are held primarily by clients in the Nashville MSA.

Because of our relationship-driven approach to our clients, we believe our deposit base is less sensitive to our competitors’ interest rates. Nevertheless, deposit rates are reviewed regularly by senior management as we continuously seek to price our deposit products and services competitively to promote core deposit growth. Our management believes that the rates that we offer are competitive with those offered by other institutions in the Nashville MSA.

Lines of Business

Commercial and Industrial. The commercial and industrial line of business focuses on small and medium sized businesses and maintains the largest portfolio of loans and deposits in our bank, comprising approximately $560.4 million of our total loans and $694.1 million of our total deposits as of June 30, 2016. The loan portfolio for this line of business is comprised primarily of a mix of lines of credit, business term loans, equipment financing, owner-occupied commercial real estate and other traditional commercial loans. The deposit base consists largely of the operating accounts of our commercial clients that utilize our treasury management products. We have a dedicated team of bankers to service this line of business.

Commercial Real Estate. The commercial real estate line of business focuses on qualified and experienced real estate developers and investors and maintains a portfolio of loans and deposits that is comprised of approximately $205.5 million of our total loans and $14.1 million of our total deposits as of June 30, 2016. The loan portfolio for this line of business is comprised largely of a mix of commercial real estate loans which are primarily non-owner occupied real estate and construction loans for owner-occupied properties. These loans are collateralized by office, retail, multi-family and hospitality properties. We have a dedicated team of bankers to service this line of business.

Healthcare. The healthcare line of business focuses on developing relationships with, and a reputation as a trusted advisor to, owner-operated businesses in the healthcare sector by sharing our extensive financial and operational experience. This line of business maintains a portfolio of loans and deposits that is comprised of approximately $192.2 million of our total loans and $74.4 million of our total deposits as of June 30, 2016. We include the amount of total loans and total deposits from our healthcare line of business in the amounts of our total loans and total deposits for our commercial and industrial line of business. Loans made to businesses operating in the healthcare industry comprised 42% of commercial and industrial loans as of June 30, 2016. We have a dedicated team of relationship managers with 55 years of collective healthcare experience, including financing and operations, to service this line of business.

Approximately 400 healthcare companies conduct operations within the Nashville MSA, and we believe that the local, owner-operated healthcare organizations that comprise a portion of these companies present us with a significant opportunity to grow our healthcare line of business. Target industries within our healthcare line of business include outpatient services, post-acute care, hospitals, behavioral facilities, healthcare information technology, and healthcare revenue cycle. By following a business model that is comprised of sales, credit and sales support, we believe that our healthcare banking team will be able to engage in streamlined and efficient business development, portfolio management and client servicing.

Correspondent Banking. The correspondent banking line of business focuses on providing correspondent banking services to community banks located in the State of Tennessee and maintains a portfolio of loans and deposits that is comprised of approximately $37.9 million of our total loans and $202.4 million of our total deposits as of June 30, 2016. We include the amount of total loans and total deposits from our correspondent banking line of business in the amounts of our total loans and total deposits for our commercial and industrial line of business. Loans made to community banks operating in the correspondent banking line of business comprised 8% of commercial and industrial loans as of June 30, 2016. Deposits from community banks operating in the correspondent banking line of business comprised 18% of total deposits as of June 30, 2016.

Correspondent banking provides a valuable funding source for the bank. In 2013 management identified a void in the correspondent banking market due to the instability of larger correspondent banks. Other factors leading to the expansion of correspondent banking included a need to diversify our funding base, the desire by many community banks to do business with a Tennessee-based correspondent bank, the ability to recruit well-known and respected talent for business development and risk management, and the ability to license a low cost proprietary settlement platform. With approximately 160 community banks located in Tennessee, we have a significant opportunity to gain a share of this market. This line of business offers services including settlement, Fed Funds lines of credit, depository products, wire transfer services, bank holding company loans and loan participations on larger commercial and commercial real estate exposures.

Personal and Private Banking and Wealth Management. The personal and private banking and wealth managements line of business focuses on the needs of the owners and operators of our business clients and other high net worth individuals and maintains a portfolio of loans and deposits that is comprised of approximately $118.1 million of our total loans and $435.1 million of our total deposits as of June 30, 2016. The loan portfolio for this line of business is comprised of a mix of consumer home-equity, portfolio mortgages, and commercial-purpose loans. The deposit base consists largely of consumer checking, money market and certificate of deposit accounts. We have a dedicated team of personal banking center managers and private bankers to service this line of business. In addition, a wealth management team supports the private banking team with consultation and investment strategies for their clients.

Mortgage Banking. The mortgage banking line of business generated $422.3 million in total mortgage loan originations for the fiscal year ended December 31, 2015 and $236.9 million for the six months ended June 30, 2016. Mortgage loans are typically sold in the secondary market and are underwritten by the investor. This line of business has provided the bank a source of noninterest income and referrals for other banking services including home equity lines of credit and deposit products We have a dedicated team of 21 mortgage loan officers to service this line of business.

Employees

As of June 30, 2016, we had 166 total employees. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are good.

Properties

Our headquarters, which also serve as our main retail bank branch, are currently located at 201 4th Avenue North, Suite 950, Nashville, Tennessee 37219. The following table summarizes pertinent details of our retail bank branch locations and mortgage origination offices as of June 30, 2016.

Location	Owned/Leased	Lease Expiration	Type of Office
CapStar Bank 201 4th Avenue North Nashville, TN 37219	Leased	02/28/17	Current Headquarters and Current Main Retail Bank Branch

CapStar Bank 1201 Demonbreun Street Nashville, TN 37203	Leased	02/28/32	Future Headquarters and Future Main Retail Bank Branch

2321 Crestmoor Road Nashville, TN 37215	Building (Owned); Land (Leased)	Building: N/A Land: 02/15/28	Retail Bank Branch

2002 Richard Jones Road Nashville, TN 37215	Leased	10/31/18	Mortgage Origination Office

1600 Westgate Circle, Suite 150 Brentwood, TN 37027	Leased	09/14/16	Mortgage Origination Office

5500 Maryland Way, Suite 130 Brentwood, TN 37027	Leased	09/30/18	Retail Bank Branch

101 Springhouse Court Hendersonville, TN 37075	Owned	N/A	Retail Bank Branch

885 Greenlea Blvd. Gallatin, TN 37066	Owned	N/A	Retail Bank Branch

Effective March 1, 2017, we will be relocating our current headquarters and main branch office from its existing location to 1201 Demonbreun Street, Nashville, Tennessee 37203. Construction of our future headquarters and main branch office, which will be approximately 29,000 square feet, is scheduled to be completed in March 1, 2017. In addition, our new building is located in a dynamic urban neighborhood located in the Nashville MSA, is easily accessible and will feature CapStar signage that is visible from the interstate. We believe that each of these attributes will enhance our profile and our brand within the Nashville MSA.

We believe that the leases to which we are subject are generally on terms consistent with prevailing market terms. None of the leases are with our directors, officers, beneficial owners of more than 5% of our voting securities or any affiliates of the foregoing. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Material Legal Proceedings

We are sometimes party to legal actions that are routine and incidental to our business. Management, in consultation with legal counsel, does not expect the ultimate disposition of any or a combination of these matters to have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations. However, given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to our business, including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws, we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk.

Competition

The financial services industry is highly competitive. We compete for loans, deposits, and financial services in our market area. We compete directly with other bank and nonbank institutions located within our market area, Internet-based banks, out-of-market banks, and bank holding companies that advertise in or otherwise serve our market area, along with money market and mutual funds, brokerage houses, mortgage companies, and insurance companies or other commercial entities that offer financial services products. Competition involves efforts to retain current clients, obtain new loans and deposits, increase the scope and type of services offered, and offer competitive interest rates paid on deposits and charged on loans. Many of our competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives, and lower origination and operating costs. Some of our competitors have been in business for a long time and have an established client base and name recognition. We believe that our experienced leadership, efficient and scalable operating model, personalized service and emphasis on attracting core deposits from our other product offerings enable us to effectively compete in the communities in which we operate.

SUPERVISION AND REGULATION

General

Insured banks, their holding companies and their affiliates are extensively regulated under federal and state law. As a result, our growth and earnings performance and that of our subsidiaries may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the TDFI, the Board of Governors of the Federal Reserve, the FDIC and the CFPB. Furthermore, tax laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board, securities laws administered by the SEC and state securities authorities, anti-money laundering laws enforced by the U.S. Department of the Treasury and mortgage related rules, including with respect to loan securitization and servicing by the U.S. Department of Housing and Urban Development and agencies such as Ginnie Mae and Freddie Mac, have an impact on our business. The effect of these statutes, regulations, regulatory policies and rules are significant to our operations and results and those of our bank, and the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of insured banks, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than their shareholders. These federal and state laws, and the regulations of the bank regulatory agencies issued under them, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can impact the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to us and our bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

Bank Holding Company Regulation

Since we own all of the capital stock of our bank, we are a bank holding company under the Bank Holding Company Act of 1956, as amended, or the BHC Act. As a result, we are primarily subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

Acquisition of Banks

The BHC Act requires every bank holding company to obtain the Federal Reserve’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will, directly or indirectly, own or control 5% or more of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the BHC Act provides that the Federal Reserve may not approve any of the above transactions if such transaction would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources includes a focus on capital adequacy, which is discussed in the section titled “—Bank Regulation and Supervision—Capital Adequacy.” The Federal Reserve also considers the effectiveness of the institutions in combating money laundering, including a review of the anti-money laundering program of the acquiring bank holding company and the anti-money laundering compliance records of a bank to be acquired as part of the transaction. Finally, the Federal Reserve takes into consideration the extent to which the proposed transaction would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.

Under the BHC Act, if well-capitalized and well-managed, we or any other bank holding company located in Tennessee may purchase a bank located outside of Tennessee without regard to whether such transaction is prohibited under state law. Conversely, a well-capitalized and well-managed bank holding company located outside of Tennessee may purchase a bank located inside Tennessee without regard to whether such transaction is prohibited under state law. In each case, however, restrictions may be placed under state law on the acquisition of a bank that has only been in existence for a limited amount of time or will result in concentrations of deposits exceeding limits specified by statute. For example, Tennessee law currently prohibits a bank holding company from acquiring control of a Tennessee-based financial institution until the target financial institution has been in operation for at least three years.

Change in Bank Control

Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person’s or company’s acquiring “control” of a bank holding company. Under a rebuttable presumption established by the Federal Reserve pursuant to the Change in Bank Control Act, the acquisition of 10% or more of a class of voting stock of a bank holding company would constitute acquisition of control of the bank holding company if no other person will own, control, or hold the power to vote a greater percentage of that class of voting stock immediately after the transaction or the bank holding company has registered securities under the Exchange Act. In addition, any person or group of persons acting in concert must obtain the approval of the Federal Reserve under the BHC Act before acquiring 25% (5% in the case of an acquirer that is already a bank holding company) or more of the outstanding voting stock of a bank holding company, the right to control in any manner the election of a majority of the company’s directors, or otherwise obtaining control or a “controlling influence” over the bank holding company.

Permitted Activities

Under the BHC Act, a bank holding company is generally permitted to engage in or acquire direct or indirect control of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities in connection with the foregoing;

•	leasing personal or real property under certain conditions;

•	operating a non-bank depository institution, such as a savings association;

•	engaging in trust company functions in a manner authorized by state law;

•	financial and investment advisory activities;

•	discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as an agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

The Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, thereby permitting the bank holding company to engage in activities that are financial in nature or incidental or complementary to financial activity. The BHC Act expressly lists the following activities as financial in nature:

•	lending, exchanging, transferring, investing for others, or safeguarding money or securities;

•	insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

•	providing financial, investment, or economic advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	engaging in other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	engaging in the United States in activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking or other financial operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

For us to qualify to become a financial holding company, we must be well-capitalized and well-managed. In addition, our bank and any other depository institution subsidiary we control must be well-capitalized and well-managed and must have a CRA rating of at least “satisfactory.” Additionally, we must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. We have not elected to become a financial holding company at this time.

Support of Subsidiary Institutions

The Federal Deposit Insurance Act and Federal Reserve policy require a bank holding company to serve as a source of financial and managerial strength to its bank subsidiaries. In addition, where a bank holding company has more than one FDIC-insured bank or thrift subsidiary, each of the bank holding company’s subsidiary FDIC-insured depository institutions is responsible for any losses to the FDIC as a result of an affiliated depository institution’s failure. As a result of a bank holding company’s source of strength obligation, a bank holding company may be required to provide funds to a bank subsidiary in the form of subordinate capital or other instruments which qualify as capital under bank regulatory rules. Any loans from the holding company to such subsidiary banks likely would be unsecured and subordinated to such bank’s depositors and perhaps to other creditors of the bank.

Repurchase or Redemption of Securities

A bank holding company is generally required to give the Federal Reserve prior written notice of any purchase or redemption of its own then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve order or directive, or any condition imposed by, or written agreement with, the Federal Reserve. The Federal Reserve has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain conditions.

Bank Regulation and Supervision

Our bank is subject to extensive federal and state banking laws and regulations that impose restrictions on and provide for general regulatory oversight of the operations of our bank. These laws and regulations are generally intended to protect the safety and soundness of our bank and our bank’s depositors, rather than our shareholders. The following discussion describes the material elements of the regulatory framework that applies to our bank.

Since our bank is a commercial bank chartered under the laws of the state of Tennessee and is a member of the Federal Reserve System, it is primarily subject to the supervision, examination and reporting requirements of the Federal Reserve and the TDFI. The Federal Reserve and the TDFI regularly examine our bank’s operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to take enforcement action to prevent the development or continuance of unsafe or unsound banking practices or other violations of law. Our bank’s deposits are insured by the FDIC to the maximum extent provided by law. Our bank is also subject to numerous federal and state statutes and regulations that affect its business, activities and operations.

Branching

Under current Tennessee law, our bank may open branch offices throughout Tennessee with the prior approval of, or prior notice to, the TDFI. In addition, with prior regulatory approval, our bank may acquire branches of existing banks located in Tennessee. Under federal law, our bank may establish branch offices with the prior approval of the Federal Reserve. While prior law imposed various limits on the ability of banks to establish new branches in states other than their home state, the Dodd-Frank Act allows a bank to branch into a new state by setting up a new branch if, under the laws of the state in which the branch is to be located, a state bank chartered by that state would be permitted to establish the branch. This makes it much simpler for banks to open de novo branches in other states.

FDIC Insurance and Other Assessments

Our bank’s deposits are insured by the FDIC to the full extent provided in the Federal Deposit Insurance Act (currently $250,000 per deposit account), and our bank pays assessments to the FDIC for that coverage. Under the FDIC’s risk-based deposit insurance assessment system, an insured institution’s deposit insurance premium is computed by multiplying the institution’s assessment base by the institution’s assessment rate.

•	Assessment Base. An institution’s assessment base equals the institution’s average consolidated total assets during a particular assessment period, minus the institution’s average tangible equity capital (that is, Tier 1 capital) during such period.

•	Assessment Rate. An institution’s assessment rate is assigned by the FDIC on a quarterly basis. To assign an assessment rate, the FDIC designates an institution as falling into one of four risk categories, or as being a large and highly complex financial institution. The FDIC determines an institution’s risk category based on the level of the institution’s capitalization and on supervisory evaluations provided to the FDIC by the institution’s primary federal regulator. Each risk category designation contains upward and downward adjustment factors based on long-term unsecured debt and brokered deposits. Assessment rates currently range from 0.025% per annum for an institution in the lowest risk category with the maximum downward adjustment, to 0.45% per annum for an institution in the highest risk category with the maximum upward adjustment. For the first quarter of 2016, the bank’s assessment rate was set at 1.59%, or 6.36% annually, per $100 of assessment base.

In April 2016, the board of directors of the FDIC approved a final rule to amend the risk-based assessment methodology for banks with less than $10.0 billion in assets that have been FDIC-insured for at least five years, such as our bank. The final rule replaces the four risk categories for determining such a bank’s assessment rate with a financial ratios method based on a statistical model estimating the bank’s probability of failure over three years. The final rule also eliminates the brokered deposit downward adjustment factor for such banks’ assessment rates; lowers the range of assessment rates authorized to 0.015% per annum for an institution posing the least risk, to 0.40% per annum for an institution posing the most risk; and will further lower the range of assessment rates if the reserve ratio of the Deposit Insurance Fund increases to 2% or more. The final rule became effective beginning the third quarter of 2016, which is the first quarter after the reserve ratio reached 1.15%. We are still assessing the impact of the final rule on our business, but we do not currently believe the rule will have a material impact on our results of operations.

In addition to its risk-based insurance assessments, the FDIC also imposes Financing Corporation, or FICO, assessments to help pay the $780 million in annual interest payments on the approximately $8 billion of bonds issued in the late 1980s as part of the government rescue of the savings and loan industry. For the first quarter of 2016, the bank’s FICO assessment was equal to 0.14%, or 0.56% annually, per $100 of assessment base. FICO assessments will continue until all outstanding bonds mature in 2019.

The FDIC is responsible for maintaining the adequacy of the Deposit Insurance Fund, and the amount our bank pays for deposit insurance is affected not only by the risk our bank poses to the Deposit Insurance Fund, but also by the adequacy of the fund to cover the risk posed by all insured institutions. In recent years, systemic economic problems and changes in law have put pressure on the Deposit Insurance Fund. In this regard, from 2008 to 2013, the United States experienced an unusually high number of bank failures, resulting in significant losses to the Deposit Insurance Fund. Moreover, the Dodd-Frank Act permanently increased the standard maximum deposit insurance amount from $100,000 to $250,000, and raised the minimum required Deposit Insurance Fund reserve ratio (i.e., the ratio of the amount on reserve in the Deposit Insurance Fund to the total estimated insured deposits) from 1.15% to 1.35%. To support the Deposit Insurance Fund in light of these types of pressures, the FDIC took several actions in 2009 to supplement the revenue received from its annual deposit insurance premium assessments. Such actions included imposing a one-time special assessment on insured institutions and requiring that insured institutions prepay their regular quarterly assessments for the fourth quarter of 2009 through 2012. The FDIC’s possible need to increase assessment rates, charge additional one-time assessment fees, and take other extraordinary actions to support the Deposit Insurance Fund is generally considered to be greater in the current economic climate.

Termination of Deposit Insurance

The FDIC may terminate its insurance of deposits of a bank if it finds that the bank has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act

The CRA requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal banking agencies will evaluate the record of each financial institution in meeting the needs of its local community, including low- and moderate-income neighborhoods. Our bank’s record of performance under the CRA is publicly available. A bank’s CRA performance is also considered in evaluating applications seeking approval for mergers, acquisitions, and new offices or facilities. Failure to adequately meet these criteria could result in additional requirements and limitations being imposed on the bank. Additionally, we must publicly disclose the terms of certain CRA-related agreements.

Interest Rate Limitations

Interest and other charges collected or contracted for by our bank are subject to applicable state usury laws and federal laws concerning interest rates.

Federal Laws Applicable to Consumer Credit and Deposit Transactions

Our bank’s loan and deposit operations are subject to a number of federal consumer protection laws, including:

•	the Federal Truth in Lending Act, governing disclosures of credit terms to consumer borrowers;

•	the Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the communities it serves;

•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, color, religion, national origin, sex, marital status or certain other prohibited factors in all aspects of credit transactions;

•	the Fair Credit Reporting Act, or FCRA, governing the use and provision of information to credit reporting agencies;

•	the Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by debt collectors;

•	the Service Members Civil Relief Act, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service;

•	the Gramm-Leach-Bliley Act, governing the disclosure and safeguarding of sensitive non-public personal information of our clients;

•	the Right to Financial Privacy Act, imposing a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	the Electronic Funds Transfer Act governing automatic deposits to and withdrawals from deposit accounts and clients’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	the rules and regulations of the CFPB and various federal agencies charged with the responsibility of implementing these federal laws.

Capital Adequacy

In July 2013, the federal banking regulators, in response to the statutory requirements of the Dodd-Frank Act, adopted regulations implementing the Basel Capital Adequacy Accord, or Basel III, which had been approved by the Basel member central bank governors in 2010 as an agreement among the countries’ central banks and bank regulators on the amount of capital banks and their holding companies must maintain as a cushion against losses and insolvency. The U.S. Basel III rule’s minimum capital to risk-weighted assets, or RWA, requirements are a common equity Tier 1 capital ratio of 4.5%, a Tier 1 capital ratio of 6.0%, and a total capital ratio of 8.0%. The minimum leverage ratio (Tier 1 capital to total assets) is 4.0%. The rule also changes the definition of capital, mainly by adopting stricter eligibility criteria for regulatory capital instruments, and new constraints on the inclusion of minority interests, mortgage-servicing assets, deferred tax assets, and certain investments in the capital of unconsolidated financial institutions. In addition, the U.S. Basel III rule requires that most regulatory capital deductions be made from common equity Tier 1 capital.

Under the U.S. Basel III rule, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must maintain a capital conservation buffer composed of common equity Tier 1 capital above its minimum risk-based capital requirements. The buffer is measured relative to RWA. Phase-in of the capital conservation buffer requirements began on January 1, 2016, and the requirements will be fully phased in on January 1, 2019. A banking organization with a buffer greater than 2.5% once the capital conservation buffer is fully phased in would not be subject to limits on capital distributions or discretionary bonus payments; however, a banking organization with a buffer of less than 2.5% would be subject to increasingly stringent limitations as the buffer approaches zero. A banking organization also would be prohibited from making distributions or discretionary bonus payments during any quarter if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5% at the beginning of the quarter. Effectively, the Basel III framework will require us to meet minimum risk-based capital ratios of (i) 7% for common equity Tier 1 capital, (ii) 8.5% Tier 1 capital, and (iii) 10.5% total capital, once it is fully phased in. The eligible retained income of a banking organization is defined as its net income for the four calendar quarters preceding the current calendar quarter, based on the organization’s quarterly regulatory reports, net of any distributions and associated tax effects not already reflected in net income. When the rule is fully phased in, the minimum capital requirements plus the capital conservation buffer will exceed the prompt corrective action, or PCA, well-capitalized thresholds.

The U.S. Basel III rule includes stringent criteria for capital instruments to qualify as Tier 1 or Tier 2 capital. For instance, the rule effectively disallows newly-issued trust preferred securities to be a component of a holding company’s Tier 1 capital. However, depository institution holding companies with less than $15 billion in total assets may permanently include non-qualifying instruments that were issued and included in Tier 1 or Tier 2 capital prior to May 19, 2010 in Additional Tier 1 or Tier 2 capital until they redeem such instruments or until the instruments mature. The Company had no such non-qualifying instruments included in Tier 1 or Tier 2 capital that were issued prior to May 19, 2010.

Under the U.S. Basel III rule, mortgage-servicing assets and deferred tax assets are subject to stricter limitations than those previously applicable under capital rules. More specifically, certain deferred tax assets arising from temporary differences, mortgage-servicing assets, and significant investments in the capital of unconsolidated financial institutions in the form of common stock are each subject to an individual limit of 10% of common equity Tier 1 capital elements and are subject to an aggregate limit of 15% of common equity Tier 1 capital elements. The amount of these items in excess of the 10% and 15% thresholds are to be deducted from common equity Tier 1 capital. Amounts of mortgage servicing assets, deferred tax assets, and significant investments in unconsolidated financial institutions that are not deducted due to the aforementioned 10% and 15% thresholds must be assigned a 250% risk weight. Finally, the rule increases the risk weights for past-due loans, certain commercial real estate loans, and some equity exposures, and makes selected other changes in risk weights and credit conversion factors.

Generally, banking organizations of our size became subject to the U.S. Basel III rule on January 1, 2015, while the capital conservation buffer and the deductions from common equity Tier 1 capital will phase in over time. Failure to meet statutorily mandated capital guidelines or more restrictive ratios separately established for a banking institution could subject the institution to a variety of enforcement remedies available to federal regulatory authorities, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting or renewing brokered deposits, limitations on the rates of interest that the institution may pay on its deposits, and other restrictions on its business.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of “prompt corrective action” to resolve the problems of undercapitalized insured depository institutions. Under this system, the federal banking regulators have established five capital categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into which all insured depository institutions are placed. The federal banking agencies have specified by regulation the relevant capital thresholds and other qualitative requirements for each of those categories. For an insured depository institution to be “well-capitalized” under the PCA framework, it must have a common equity Tier 1 capital ratio of 6.5%, Tier 1 capital ratio of 8.0%, a total capital ratio of 10.0%, and a leverage ratio of 5.0%, and must not be subject to any written agreement, order or capital directive, or prompt corrective action directive issued by its primary federal regulator to meet and maintain a specific capital level for any capital measure. At June 30, 2016, our bank qualified for the well-capitalized category.

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. For example, institutions in all three undercapitalized categories are automatically restricted from paying distributions and management fees, whereas only an institution that is significantly undercapitalized or critically undercapitalized is restricted in its compensation paid to senior executive officers. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of (i) 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized and (ii) the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with Federal Reserve approval.

The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

Liquidity

Financial institutions are subject to significant regulatory scrutiny regarding their liquidity positions. This scrutiny has increased during recent years, as the economic downturn that began in the late 2000s negatively affected the liquidity of many financial institutions. Various bank regulatory publications, including Federal Reserve SR 10-6 (Funding and Liquidity Risk Management) and FDIC Financial Institution Letter FIL-84-2008 (Liquidity Risk Management), address the identification, measurement, monitoring and control of funding and liquidity risk by financial institutions.

The U.S. federal banking regulators have introduced two new liquidity metrics for large banking organizations. The first metric is the “Liquidity Coverage Ratio,” and it aims to require a financial institution to maintain sufficient high-quality liquid resources to survive an acute stress scenario that lasts for one month. The second metric is the “Net Stable Funding Ratio,” and its objective is to require a financial institution to maintain a minimum amount of stable sources relative to the liquidity profiles of the institution’s assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon.

The federal banking regulators finalized the Liquidity Coverage Ratio in September 2014, and proposed the Net Stable Funding Ratio in May 2016. While the Liquidity Coverage Ratio and the proposed Net Stable Funding Ratio only apply to the largest banking organizations in the country, certain elements may filter down and become applicable to or expected of all insured depository institutions. We and our bank are currently reviewing our liquidity risk management policies in light of these new ratios.

Any increased liquidity requirements applied to us or our bank generally would be expected to cause us or our bank to invest assets more conservatively—and therefore at lower yields—than we and our bank otherwise might invest. Such lower-yield investments likely would reduce our revenue stream, and in turn our earnings potential.

Payment of Dividends

We are a legal entity separate and distinct from our bank. Our principal source of cash flow, including cash flow to pay dividends to our shareholders, is dividends our bank pays to us as our bank’s sole shareholder. Statutory and regulatory limitations apply to our bank’s payment of dividends to us as well as to our payment of dividends to our shareholders. The requirement that a bank holding company must serve as a source of strength to its subsidiary banks also results in the position of the Federal Reserve that a bank holding company should not maintain a level of cash dividends to its shareholders that places undue pressure on the capital of its bank subsidiaries or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company’s ability to serve as such a source of strength. Our ability to pay dividends is also subject to the provisions of Tennessee corporate law which prevents payment of dividends if, after giving effect to such payment, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amounts needed to satisfy any preferential rights if we were dissolving. In addition, in deciding whether or not to declare a dividend of any particular size, our board of directors must consider our and our bank’s current and prospective capital, liquidity, and other needs.

The TDFI also regulates our bank’s dividend payments. Under Tennessee law, a state-chartered bank may not pay a dividend without prior approval of the Commissioner if the total of all dividends declared by its board of directors in any calendar year will exceed (i) the total of its retained net income for that year, plus (2) its retained net income for the preceding two years.

Our bank’s payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividends if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements providing that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Restrictions on Transactions with Affiliates and Insiders

Our bank is subject to Section 23A of the Federal Reserve Act, which places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in securities issued by affiliates;

•	assets a bank may purchase from affiliates;

•	loans or extensions of credit made by a bank to third parties collateralized by the securities or obligations of affiliates;

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate;

•	a bank’s transactions with an affiliate involving the borrowing or lending of securities to the extent they create credit exposure to the affiliate; and

•	a bank’s derivative transactions with an affiliate to the extent they create credit exposure to the affiliate.

Subject to various exceptions, the total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, the above transactions also must meet specified collateral requirements and safety and soundness requirements. Our bank must also comply with provisions prohibiting the acquisition of low-quality assets from an affiliate.

Our bank is also subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits a bank from engaging in the above transactions with affiliates, as well as other types of transactions set forth in Section 23B, unless the transactions are on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Our bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions between the bank and third parties, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. There are also individual and aggregate limitations on loans to insiders and their related interests. The aggregate amount of insider loans generally cannot exceed the institution’s total unimpaired capital and surplus. Insiders and banks are subject to enforcement actions for knowingly entering into insider loans in violation of applicable restrictions.

Single Borrower Credit Limits

Under federal law, total loans and extensions of credit to a borrower may not exceed 15% of our bank’s unimpaired capital and surplus. However, such loans may be in excess of that percentage, but not above 25%, if each loan in excess of 15% is fully collateralized by readily marketable collateral. Under Tennessee law, total loans and extensions of credit to a borrower may not exceed 15% of our bank’s capital, surplus and undivided profits. However, such loans may be in excess of that percentage, but not above 25%, if each loan in excess of 15% is first submitted to and approved in advance in writing by the board of directors and a record is kept of such written approval and reported to the board of directors quarterly.

Commercial Real Estate Concentration Limits

In December 2006, the federal banking regulators issued guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” to address increased concentrations in commercial real estate, or CRE, loans. In addition, in December 2015, the federal bank agencies issued additional guidance entitled “Statement on Prudent Risk Management for Commercial Real Estate Lending.” Together, these guidelines describe the criteria the agencies will use as indicators to identify institutions potentially exposed to CRE concentration risk. An institution that has (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development, and other land representing 100% or more of the institution’s capital, or (iv) total CRE loans representing 300% or more of the institution’s capital, and the outstanding balance of the institutions CRE portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of the level and nature of its CRE concentration risk. As of June 30, 2016, our bank’s total CRE loans represented 198.4% of its capital, thus falling beneath the 300% target.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting non-public personal information of their clients. Clients generally may prevent financial institutions from sharing non-public personal information with nonaffiliated third parties except under certain circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly offering a product or service with a nonaffiliated financial institution. Additionally, financial institutions generally are prohibited from disclosing consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Consumer Credit Reporting

The FCRA imposes, among other things:

•	requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, to place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	requirements for entities that furnish information to consumer reporting agencies to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate;

•	requirements for mortgage lenders to disclose credit scores to consumers in certain circumstances; and

•	limitations on the ability of a business that receives consumer information from an affiliate to use that information for marketing purposes.

Anti-Terrorism and Money Laundering Legislation

Our bank is subject to the Bank Secrecy Act and USA Patriot Act. These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and accounts and other relationships intended to guard against money laundering and terrorism financing. Our bank has established an anti-money laundering program pursuant to the Bank Secrecy Act and customer identification program pursuant to the USA Patriot Act. The bank also maintains records of cash purchases of negotiable instruments, files reports of certain cash transactions exceeding $10,000 (daily aggregate amount), and reports suspicious activity that might signify money laundering, tax evasion, or other criminal activities pursuant to the Bank Secrecy Act. Our bank otherwise has implemented policies and procedures to comply with the foregoing requirements.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered, or that file reports, under the Exchange Act. In particular, the act established (i) requirements for audit committees, including independence, expertise and responsibilities; (ii) responsibilities regarding financial statements for the chief executive officer and chief financial officer of the reporting company and new requirements for them to certify the accuracy of periodic reports; (iii) standards for auditors and regulation of audits; (iv) disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) civil and criminal penalties for violations of the federal securities laws. The legislation also established a new accounting oversight board to enforce auditing standards and restrict the scope of services that accounting firms may provide to their public company audit clients.

Overdraft Fees

Federal Reserve Regulation E restricts banks’ abilities to charge overdraft fees. The rule prohibits financial institutions from charging fees for paying overdrafts on ATM and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

The Dodd-Frank Act

As final rules and regulations implementing the Dodd-Frank Act have been adopted, this new law has significantly changed and is significantly changing the bank regulatory framework and affected the lending, deposit, investment, trading and operating activities of banks and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act will depend on the rules and regulations that implement it.

A number of the effects of the Dodd-Frank Act are described or otherwise accounted for in various parts of this “Supervision and Regulation” section. The following items provide a brief description of certain other provisions of the Dodd-Frank Act that may be relevant to us and our bank.

•	The Dodd-Frank Act created the CFPB with broad powers to supervise and enforce consumer financial protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Bureau has examination and enforcement authority with respect to enumerated consumer financial protection laws over all banks with more than $10 billion in assets. Institutions with less than $10 billion in assets will continue to be examined for compliance with consumer financial protection laws by their primary bank regulator.

•	The Dodd-Frank Act imposed new requirements regarding the origination and servicing of residential mortgage loans. The law created a variety of new consumer protections, including limitations, subject to exceptions, on the manner by which loan originators may be compensated and an obligation on the part of lenders to verify a borrower’s “ability to repay” a residential mortgage loan. Final rules implementing these latter statutory requirements became effective in 2014.

•	The Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits effective one year after the date of its enactment, thus allowing businesses to have interest-bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

•	The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act (i) requires publicly traded companies to give shareholders a non-binding vote on executive compensation and golden parachute payments; (ii) enhances independence requirements for compensation committee members; (iii) requires national securities exchanges to require listed companies to adopt incentive-based compensation clawback policies for executive officers; (iv) authorizes the SEC to promulgate rules that would allow shareholders to nominate their own candidates using a company’s proxy materials; and (v) directs the federal banking regulators to issue rules prohibiting incentive compensation that encourages inappropriate risks.

•	While insured depository institutions have long been subject to the FDIC’s resolution regime, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain “covered financial companies,” including bank holding companies and systemically important non-bank financial companies. Upon certain findings being made by the U.S. Secretary of the Treasury, in consultation with the President of the United States, including that the failure of the company would have serious adverse effects on financial stability in the United States, the FDIC may be appointed receiver for a covered financial company, and would conduct an orderly liquidation of the entity. The FDIC liquidation process is modeled on the existing Federal Deposit Insurance Act process for resolving insured banks. The FDIC has issued final rules implementing certain aspects of its orderly liquidation authority.

As noted above, many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us. However, compliance with the

Dodd-Frank Act and its implementing regulations clearly will result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition and results of operations.

The Volcker Rule

On December 10, 2013, five U.S. financial regulators, including the Federal Reserve, adopted a final rule implementing the “Volcker Rule.” The Volcker Rule was created by Section 619 of the Dodd-Frank Act and prohibits “banking entities” from engaging in “proprietary trading.” Banking entities also are prohibited from sponsoring or investing in private equity or hedge funds, or extending credit to or engaging in other covered transactions with affiliated private equity or hedge funds. The fundamental prohibitions of the Volcker Rule generally apply to banking entities of any size, including us, the bank and any other “affiliate” under the BHC Act.

Limitations on Incentive Compensation

In April 2016, the Federal Reserve and other federal financial agencies re-proposed restrictions on incentive-based compensation pursuant to Section 956 of the Dodd-Frank Act for financial institutions with $1 billion or more in total consolidated assets. For institutions with at least $1 billion but less than $50 billion in total consolidated assets, such as the Company and our bank, the proposal would impose principles-based restrictions that are broadly consistent with existing interagency guidance on incentive-based compensation. Such institutions would be prohibited from entering into incentive compensation arrangements that encourage inappropriate risks by the institution (1) by providing an executive officer, employee, director, or principal shareholder with excessive compensation, fees, or benefits, or (2) that could lead to material financial loss to the institution. The proposal would also impose certain governance and recordkeeping requirements on institutions of the Company’s and our bank’s size. The Federal Reserve would reserve the authority to impose more stringent requirements on institutions of the Company’s and our bank’s size. We are evaluating the expected impact of the proposal on our business.

MANAGEMENT

Board of Directors

Our charter and bylaws provide that our board of directors will consist of between five and 25 directors, with the precise number being determined by our board of directors from time to time. As of the date of this prospectus we have 11 directors. In accordance with our bylaws and Tennessee law, our board of directors oversees the management of the business and affairs of the Company. Our directors are elected by our shareholders at our annual shareholders meeting for one-year terms and to serve until their successors are duly elected and qualified or until their earlier death, resignation or removal. Our board of directors also serves as the board of directors of our bank subsidiary, CapStar Bank. Shareholders are not entitled to cumulative voting in the election of our directors. Our board of directors elects certain officers, including the Chief Executive Officer and Chief Administrative Officer, and the bank’s board of directors elects certain officers of the bank, including its Chief Executive Officer and President. The following tables set forth certain information regarding our directors and executive officers.

Name	Age	Since	Term Expires	Position(s) with Our Company
Dennis C. Bottorff	71	2008	2017	Chairman
L. Earl Bentz	64	2008	2017	Director
Thomas R. Flynn	43	2008	2017	Director
Julie D. Frist	45	2008	2017	Vice Chairman
Louis A. Green III	62	2012	2017	Director
Dale W. Polley	67	2011	2017	Director
Stephen B. Smith	62	2008	2017	Director
Richard E. Thornburgh	64	2008	2017	Director
Claire W. Tucker	63	2008	2017	Director, President and Chief Executive Officer
James S. Turner, Jr.	45	2008	2017	Director
Toby S. Wilt	71	2008	2017	Director

Executive Officers

In addition to Ms. Tucker, who is listed above, our executive officers consist of the following persons:

Name	Age	Since	Position(s) with Our Company and Our Bank
Robert B. Anderson	50	2012	Chief Financial Officer and Chief Administrative Officer of CapStar Financial Holdings, Inc. and CapStar Bank
Dandridge W. Hogan	55	2012	Chief Executive Officer of CapStar Bank
Christopher G. Tietz	54	2016	Chief Credit Officer of CapStar Bank

We have summarized below certain information regarding the experience of our directors and executive officers, including their business experience and directorships during the last five years, that we believe qualifies them to serve in such capacities.

Claire W. Tucker—Director, Chief Executive Officer and President, CapStar Financial Holdings, Inc.

Ms. Tucker serves as President and Chief Executive Officer for CapStar Financial Holdings, Inc. Ms. Tucker was one of the founders of CapStar Bank in 2007 and has 41 years of experience in the banking industry. Ms. Tucker started her banking career in 1975 at First American National Bank and was named its President of Corporate Banking in 1996. When First American National Bank was sold to AmSouth in 1999, she became a Senior Executive Vice President in charge of commercial banking for AmSouth, which had commercial banking activities in six Southeastern states and New York. In 2011, Ms. Tucker was appointed by the Federal Reserve Bank for the Sixth District to a three-year term (and has since been reappointed to a second three-year term) for the Community Depository Institutions Advisory Council, or CDIAC. In the first three-year term she served as the Sixth District representative to the national CDIAC board, which was presided over by Federal Reserve Board Chairman Ben Bernanke. Ms. Tucker is a board member of Ingram Entertainment and has been a member of its executive committee since its founding in 1997. She currently serves on the boards of Belmont University and the Nashville Entrepreneur Center. She recently chaired the board of the Tennessee Performing Arts Center and has chaired several other boards, including the boards of the Nashville Ballet, Nashville’s Table, St. Luke’s Community House and Tennessee Wesleyan College. She was a member of the inaugural board of directors for the Tennessee Education Lottery Corporation, serving as chair of the finance and audit committees. A member of the Leadership Nashville class of 1996, Ms. Tucker holds an undergraduate degree from Tennessee Wesleyan College and an M.B.A from the University of Tennessee, and she completed the Stonier Graduate School of Banking at Rutgers University. We believe Ms. Tucker’s extensive leadership and governance experience in the banking industry and thorough knowledge of our business have given her valuable insight and enable her to make significant contributions as a member of our board.

Robert B. Anderson—Chief Financial Officer and Chief Administrative Officer, CapStar Financial Holdings, Inc. and CapStar Bank

Mr. Anderson is Chief Financial Officer and Chief Administrative Officer for CapStar Financial Holdings, Inc. and CapStar Bank. He joined the bank in December 2012 and brings more than two decades of leadership experience in the financial sector. Mr. Anderson spent several years with Bank of America and held several different roles, including as Chief Financial Officer of the business banking segment. Additionally, Mr. Anderson was Chief Financial Officer for Capital One’s Commercial Bank. Mr. Anderson earned a bachelor’s degree in accounting from The Ohio State University and an M.B.A. in finance from Pepperdine University, and he is a certified public accountant (inactive). He is a graduate of the University of Virginia’s Darden School of Business executive education series.

Dandridge W. Hogan—Chief Executive Officer, CapStar Bank

Mr. Hogan, Chief Executive Officer for CapStar Bank, joined the bank in December 2012. Mr. Hogan began his career in 1985 as a management trainee with National Bank of Commerce in Memphis, Tennessee. He held numerous leadership positions at National Bank of Commerce in retail and commercial banking, including Regional President when National Bank of Commerce was sold to SunTrust Banks, Inc. in 2004. Mr. Hogan joined Fifth Third Bank in 2005 as President and Chief Executive Officer of Fifth Third Bank’s Tennessee operations. He remained with Fifth Third Bank until 2012, and during that time he was promoted to Regional President and Affiliate Chairman for Fifth Third Bank and assumed responsibility for its banking operations in Kentucky and Tennessee and its expansion into Georgia. Mr. Hogan is a former member of the board of directors of the Nashville Branch of the Federal Reserve Bank of Atlanta. He currently serves on the boards of the Middle Tennessee Council, Boy Scouts of America, Nashville Sports Council, Nashville Downtown Partnership and Habitat for Humanity. In addition, he is a member of the Downtown Nashville Rotary Club and completed Leadership Nashville in 2006 and Leadership Knoxville in 1999. Mr. Hogan received a bachelor’s degree in finance and banking from the University of Arkansas and graduated from the Graduate Banking School of the South at Louisiana State University.

Christopher G. Tietz—Chief Credit Officer, CapStar Bank

Mr. Tietz was hired as Chief Credit Officer of CapStar Bank in March 2016. Mr. Tietz has over 31 years of banking experience starting as a trainee of First American National Bank in Nashville in 1985 and rising to the position of Executive Vice President and Regional Senior Credit Officer for First American’s West Tennessee Region including oversight of credit functions for private banking, business banking, middle-market, and corporate banking functions. Subsequent to his positions at First American, Mr. Tietz held various Chief Credit Officer roles at banks in the Midwest including at First Place Bank in Ohio from 2011 to 2012. From 2012 to 2016 he was Chief Credit Officer of FSG Bank in Chattanooga, Tennessee. His experience includes capital raising activities, asset quality resolution, development of lending initiatives to achieve quality asset growth, and management and resolution of regulatory actions. Mr. Tietz holds a bachelor’s degree from the University of Alabama.

Dennis C. Bottorff—Chairman of the Board of Directors

Mr. Bottorff was one of the founders of CapStar Bank and currently serves as Chairman of our board of directors and as a member of the Nominating and Corporate Governance Committee and the Compensation and Human Resources Committees. He is also the Managing General Partner of Council Capital Management, a private equity firm located in Nashville, where he was previously a Managing Partner from 2001 to 2016. Mr. Bottorff began his career in banking in 1968 at the former Commerce Union Bank in Nashville. After serving in numerous positions, including Head of Retail Banking, Strategic Planning, Corporate and International Banking, he was named President in 1981 and Chief Executive Officer shortly thereafter. When Commerce Union Bank merged with Sovran Financial Corporation, or Sovran, in 1987, Mr. Bottorff became Chief Operating Officer of Sovran and moved to Norfolk, Virginia. He continued in this position when Sovran merged with Citizens and Southern Bank in Atlanta. Mr. Bottorff returned to Nashville in 1991 to become Chief Executive Officer of First American National Bank. Following AmSouth’s acquisition of First American National Bank in 1999, Mr. Bottorff served as AmSouth’s chairman of the board until his retirement in January 2001. He has served on 11 corporate boards, including all of the banks at which he was an officer, Dollar General and Tennessee Valley Authority, where he served as Chairman. Presently he is Trustee Emeritus at Vanderbilt University and a director of Ingram Industries and NuscriptRX. His leadership in the community has included serving as Chairman of the Tennessee Education Lottery Corporation, the United Way, the Nashville Symphony, the Nashville Area Chamber of Commerce, the Monroe Carell Jr. Children’s Hospital at Vanderbilt, the Titans Advisory Board of Directors, and the Tennessee Performing Arts Center. He received a B.E. degree in electrical engineering from Vanderbilt University and an M.B.A. from Northwestern University. We believe Mr. Bottorff’s extensive leadership and governance experience at regional banks, in private equity and on corporate and non- profit boards gives him valuable insight and enables him to make significant contributions as a member of our board.

L. Earl Bentz—Director

Mr. Bentz was one of the founders of CapStar Bank and currently serves on the Audit Committee and the Credit Committee. Since 1996, he has been President and Chief Executive Officer of Triton Boats, a company he sold to Brunswick Corporation in 2005. Mr. Bentz serves on the board of directors of the Country Music Hall of Fame, and he has formerly served on the boards of the Middle Tennessee Council, Boy Scouts of America, the Tennessee Wildlife Resources Foundation, the National Association of Boat Manufacturers, the National Marine Manufacturers’ Association, the Recreational Boating and Fishing Foundation and the Congressional Sportsman’s Foundation. Mr. Bentz attended Clemson University and participated in continuing education programs in business finance at Vanderbilt University; he has also completed the Dale Carnegie Human Relations courses and training. Mr. Bentz’s business background, which also includes extensive experience in commercial real estate development and start-up companies, gives him valuable insight and enables him to make significant contributions as a member of our board.

Thomas R. Flynn—Director

Mr. Flynn serves as Chairman of the Audit Committee and also serves on the Compensation and Human Resources Committee. Mr. Flynn is a director of Flynn Enterprises, LLC, a family owned, multi-national garment manufacturing, sales and distribution company headquartered in Hopkinsville, Kentucky, and serves on the boards of Planters Bank, Hopkinsville, for which he is also a member of the audit committee, and Jennie Stuart Medical Center, a regional hospital that serves Western Kentucky. Mr. Flynn attended Vanderbilt University as a National Merit Scholar, graduating with a bachelor’s degree in English, and subsequently received a law degree from Vanderbilt University Law School. We believe Mr. Flynn’s leadership in manufacturing and experience as a director in banking, healthcare and manufacturing and legal knowledge give him valuable insight and enables him to make significant contributions as a member of our board.

Julie D. Frist—Vice Chair of the Board of Directors

Mrs. Frist was one of the founders of CapStar Bank and serves as Chairman of the Nominating and Corporate Governance Committee and also serves on the Compensation and Human Resources Committee. After graduating from Yale University, she worked for Goldman Sachs as a financial analyst in its Investment Banking Division (Corporate Finance) and returned to Goldman Sachs to work in its Private Client Group after receiving her M.B.A. from Harvard Business School. Mrs. Frist later joined Bruckmann, Rosser, Sherrill & Co., a New York-based private equity firm, where she worked until 2000. Mrs. Frist is a trustee for Ensworth School and serves on the Advisory Board of Teach for America—Nashville. She is also a member of the Board of Dean’s Advisors at Harvard Business School, where she recently chaired the Major Gifts Committee for her 15-year reunion. Mrs. Frist is a former board member of St. Paul’s School (Concord, NH), the American Red Cross (Nashville chapter), the Oasis Center (Nashville, TN) and the Women’s Fund of the Community Foundation (Nashville, TN). We believe that Mrs. Frist’s educational background, experience in the financial services industry and significant involvement in the national and Nashville non-profit community give her valuable insight and enable her to make significant contributions as a member of our board.

Louis A. Green, III—Director

Louis A. Green III serves on the Audit Committee and the Nominating and Corporate Governance Committee and chairs our Advisory Board for Sumner County, which provides guidance to our management regarding that portion of our market. He was an incorporator of American Security, which merged with CapStar in July 2012. Mr. Green is General Partner of Green & Little, a real estate investment company, and President of Green-Little Corporation, a real estate management company. He holds partnership interests in several companies investing in industrial, commercial and retail real estate. Mr. Green has served as director of Commerce Union Bank of Sumner County and as an advisory director of NationsBank. He attended the University of Tennessee. We believe Mr. Green’s extensive experience in banking and real estate gives him valuable insight and enable him to make significant contributions as a member of our board.

Dale W. Polley—Director

Mr. Polley serves as Chairman of the Risk Committee and also serves on the Nominating and Corporate Governance Committee. He has extensive experience within the financial services industry, having most recently served as Vice Chairman and President of First American Corporation. Before joining First American National Bank in 1991, Mr. Polley was Group Executive Vice President and Treasurer for C&S/Sovran Corporation after holding various executive positions within Sovran before its merger with Citizens and Southern Bank. Mr. Polley joined Sovran from Commerce Union Bank of Nashville, where he was Executive Vice President and Chief Financial Officer. Mr. Polley retired as a Vice Chairman and member of the board of directors of First American Corporation and First American National Bank in 2000. Mr. Polley is a member of Leadership Nashville, the Financial Executives Institute and the Tennessee Society of Certified Public Accountants. He is currently a member of the board of directors and audit committee of HealthStream, Inc., and member of the board of the Franklin American Music City Bowl. He has also served on the board, including the audit and executive committees, of Pinnacle Financial Partners, the board, including the audit committee, of O’Charley’s Inc., and the board of the Nashville branch of the Federal Reserve Bank of Atlanta. Mr. Polley received a bachelor’s degree from the University of Memphis. We believe his long career in leadership positions at regional banks and experience as a director of public companies, including chairing several audit committees, give him valuable insight and enable him to make significant contributions as a member of our board.

Stephen B. Smith—Director

Mr. Smith serves on the Credit Committee and the Nominating and Corporate Governance Committee. He is Chairman of Haury & Smith Contractors, Inc., a building and development company. He is active in the community, having served on the Metropolitan Nashville Planning Commission and the Regional Transit

Authority and as Chairman of the Metropolitan Nashville Parks and Recreation board of directors. Mr. Smith served as National Finance Co-Chair for Senator Lamar Alexander’s presidential campaigns in 1996 and 2000, and he achieved Super Ranger status in President George W. Bush’s 2004 campaign. He was National Finance Chairman for Senate Majority Leader Bill Frist’s leadership political action committee, VOLPAC, served as Finance Chairman for Senator Lamar Alexander’s 2008 and 2014 re-election campaigns, and is currently the Finance Chairman for Senator Alexander’s leadership political action committee, TENNPAC. In addition he has served on the boards of the FHLB and Franklin Road Academy, and as director of the First Union National Bank community board. He holds a bachelor’s degree from Middle Tennessee State University. We believe Mr. Smith’s business experience, banking board service and involvement in the community give him valuable insight and enable him to make significant contributions as a member of our board.

Richard E. Thornburgh—Director

Mr. Thornburgh serves as a member of the Risk Committee and the Credit Committee. He is a member of the investment committee of Corsair Capital LLC, a private equity investment firm with more than $3 billion invested in financial services companies worldwide. See “Certain Relationships and Related Transactions—Related Party Transactions—Second Amended and Restated Shareholders’ Agreement.” Mr. Thornburgh is the Chairman of the board of Credit Suisse Holdings USA and a director of S & P Global Inc. and Newstar Financial, Inc., and he serves on various committees for these companies. He has previously served as a director of RAI, Inc., Dollar General Corporation and National City Corporation. He has an extensive background in investment banking and has served as an advisor to the governments of Sweden, New Zealand, Australia and Mexico. Mr. Thornburgh also serves on the Investment Committee of the University of Cincinnati. He graduated (cum laude) from the University of Cincinnati and earned an M.B.A. from Harvard Business School. We believe Mr. Thornburgh’s extensive knowledge of the financial industry, from community banking to international commercial and investment banking, as well as his service on public company boards, give him valuable insight and enable him to make significant contributions as a member of our board.

James S. Turner, Jr.—Director

Mr. Turner serves as Chairman of the Credit Committee and also serves on the Risk Committee. He has served as a Managing Director for Marketstreet Equities Company and Marketstreet Management Company since 2007 and, prior to that, was a Director of Development for Marketstreet Enterprises from 1999 to 2007. Mr. Turner has been a member of the board of directors of the Farmers National Bank Financial Corporation in Scottsville, Kentucky, for more than 15 years. He also serves on the boards of Cumberland Heights, the Nashville Downtown Partnership Board and the Frist Center for the Visual Arts. He received his bachelor’s degree from Vanderbilt University and his law degree from Vanderbilt University Law School. We believe Mr. Turner’s experience in and knowledge of the commercial real estate industry, his community banking board service, as well as his investment and legal knowledge, give him significant insight and enable him to make significant contributions as a member of our board.

Toby S. Wilt—Director

Mr. Wilt was a founder of CapStar Bank and serves as Chairman of the Compensation and Human Resources Committee and also serves on the Audit Committee. Mr. Wilt has nearly four decades of experience in the banking industry. Mr. Wilt is also a non-practicing certified public accountant, having practiced accountancy with Ernst & Ernst. He has previously served on the boards of directors of banks and public companies including C&S/Sovran Corporation, Commerce Union Bank, Outback Steakhouse and Genesco Inc. Mr. Wilt currently serves as President of TSW Investment Company, Founding President of Golf Club of Tennessee, and Chairman of the board of Christie Cookie Company. Mr. Wilt is also a former board member of First American National Bank. He earned a B.E. in civil engineering from Vanderbilt University and is a former pilot in the United States Air Force. We believe Mr. Wilt’s significant experience in banking and as a director of banks and public companies, including his service on audit and human resource committees, gives him valuable insight and enables him to make significant contributions as a member of our board.

Corporate Governance Principles and Board Matters

We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Our board of directors has adopted Corporate Governance Guidelines, which, in conjunction with our committee charters and Board Supervision Policy, set forth the framework within which our board of directors, assisted by board committees, direct the affairs of the Company. Our Corporate Governance Guidelines address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, board committees, board and committee evaluation processes and selection of new directors. Upon completion of this offering, our Corporate Governance Guidelines will be available on our website at www.capstarbank.com.

Director Qualifications. When considering potential director candidates, our board of directors and Nominating and Corporate Governance Committee consider the candidate’s skills and background, the candidate’s integrity, education, business experience, accounting and financial expertise, age, diversity, reputation, civic and community relationships, knowledge and experience in matters impacting financial institutions such as the Company, and the ability of the candidate to devote the necessary time to serving on a board. Our Corporate Governance Guidelines require that (i) a director who also serves as a senior officer of a company or in equivalent positions should not serve on more than two other boards of public companies (or other boards that are deemed by the board to be equivalent) in addition to our board, (ii) other directors should not serve on more than four other boards of public companies (or other boards that are deemed by the board to be equivalent) in addition to our board and (iii) the Chief Executive Officer should not serve on more than one other board of a public company (or other boards that are deemed by the board to be equivalent) in addition to the board. We have no formal policy regarding the diversity of our board of directors.

Director Independence. Under the rules of the NASDAQ Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the NASDAQ Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Stock Market and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Ms. Tucker, each of our current directors is an independent director, as defined under the applicable rules. Our board of directors determined that Ms. Tucker does not qualify as an independent director because she is an executive officer of the Company.

Board Leadership Structure. Our board of directors meets at least quarterly. Our Corporate Governance Guidelines provide for separation of the roles of Chief Executive Officer and Chairman of our board of directors, a structure which our board of directors has determined is in the best interests of our shareholders at this time. In addition, our committee charters require that our Audit, Compensation and Human Resources and Nominating and Corporate Governance Committees be comprised entirely of independent directors. The charters of our Risk and Credit Committees provide that a majority of the members of each committee must be independent.

Role of the Board of Directors in Risk Oversight. Our board of directors is responsible for risk management and strives to develop and oversee implementation of policies and procedures that enable management to engage in sound risk management practices in our daily operations. To further these goals, our board of directors has established a Risk Committee, which is specifically tasked with helping our board of directors execute its risk management objectives by overseeing an enterprise-wide approach to risk management, which is structured to achieve our strategic objectives, improve our long-term performance and support growth in shareholder value.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation and Human Resources Committee (i) is or has ever been an employee of the Company or our bank, (ii) was, during the last completed fiscal year, a participant in any related party transaction requiring disclosure under “Certain Relationships and Related Party Transactions,” except with respects to loans made to such committee members in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties or (iii) had, during the last completed fiscal year, any other interlocking relationship requiring disclosure under applicable SEC rules.

Code of Conduct

Our board of directors has adopted a Code of Ethics and Conflicts of Interest Policy, or Code of Ethics, governing all of our directors, officers, including our principal executive officer, principal financial officer and principal accounting officer, and other employees. The Code of Ethics covers compliance with law, fair and honest dealings with us, with competitors and with others, fair and honest disclosure to the public, conflicts of interest, and procedures for ensuring accountability and adherence to the Code of Ethics. Upon completion of the offering, a copy of our Code of Ethics will be available free of charge on our website at www.capstarbank.com. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by the NASDAQ Stock Market rules.

Certain Relationships

There is no family relationship between any of our directors, executive officers or persons nominated to become a director or executive officer. Mr. Thornburgh was appointed as a director pursuant to the terms of the SARSA among us, our bank, the Corsair funds, North Dakota Investors, LLC, L. Earl Bentz, Dennis C. Bottorff, GSD Family Investments, LLC, Julie D. Frist, James S. Turner, Toby S. Wilt, and Thomas R. Flynn. In this prospectus, the Corsair funds and North Dakota Investors, LLC will be referred to as the Corsair investors, and the remaining shareholders party to the SARSA will be referred to as the non-Corsair investors. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Second Amended and Restated Shareholders’ Agreement.”

Committees of our Board of Directors

Our board of directors maintains the authority to appoint committees to perform certain management and administrative functions. Our board of directors has established five permanent committees: the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation and Human Resources Committee, the Credit Committee and the Risk Committee. These committees of our board of directors also perform the same functions for the bank. Our board of directors has adopted written charters for each of these committees. As necessary from time to time, special committees may be established by our board of directors to address certain issues. The following table shows the current composition of each of the committees of our board:

Name	Audit		Nominating and Corporate Governance		Compensation and Human Resources		Credit		Risk
Dennis C. Bottorff			x		x
L. Earl Bentz	x						x
Thomas R. Flynn	x	*			x
Julie D. Frist			x	*	x
Louis A. Green III	x		x
Dale W. Polley			x						x	*
Stephen B. Smith			x				x
Richard E. Thornburgh							x		x
Claire W. Tucker							x		x
James S. Turner, Jr.							x	*	x
Toby S. Wilt	x				x	*

*	Committee Chair

Audit Committee

Our Audit Committee consists of Mr. Flynn (Committee Chair) and Messrs. Bentz, Green and Wilt. The committee is responsible for, among other things: monitoring the integrity of, and assessing the adequacy of, our financial statements, the financial reporting process and our system of internal accounting and financial controls; assisting our board in ensuring compliance with laws, regulations, policies and procedures; selecting our independent public accounting firm and assessing its qualifications, independence and performance; monitoring the internal audit function; reviewing and, if appropriate, pre-approving all auditing and permissible non-audit services performed by the independent public accounting firm; and reviewing and, if appropriate, approving related party transactions other than those subject to Regulation O. At least once per year, our Audit Committee meets privately with each of our independent public accounting firm, management and our internal auditors.

Our board of directors has affirmatively determined that each of Messrs. Flynn, Bentz, Green and Wilt satisfies the requirements for independence as an audit committee member and that all satisfy the requirements for financial literacy under the rules and regulations of the NASDAQ Stock Market and the SEC. Mr. Wilt qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the NASDAQ Stock Market. Upon completion of the offering, the Audit Committee charter will be available on our website at www.capstarbank.com.

Compensation and Human Resources Committee

Our Compensation and Human Resources Committee consists of Messrs. Bottorff and Flynn, Mrs. Frist and Mr. Wilt (Committee Chair), each of whom is a nonemployee member of our board of directors. The committee is responsible for, among other things, reviewing and approving compensation arrangements with our Chief Executive Officer and other executive officers; advising management with respect to compensation, including equity and non-equity incentives; making recommendations to the board of directors regarding our overall equity-based incentive programs; and administering a performance review process for, and periodically reviewing the succession plan for, the Chief Executive Officer and other executive officers. In addition, the committee annually reviews corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers and recommends compensation levels to the board based on this evaluation. See “Executive Compensation and Other Matters—Executive Compensation—Compensation Process” for more information. The Compensation and Human Resources Committee has retained the services of a compensation consultant, Buffington HR Consulting, to provide review of executive compensation benchmarking, peer review and recommendations with respect to our executive compensation.

Our board of directors has determined that each member of our Compensation and Human Resources Committee meets the requirements for independence under the rules of the NASDAQ Stock Market and the SEC rules and regulations, and qualifies as an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and as a “non-employee director” for purposes of Exchange Act Rule 16b-3. Upon completion of this offering, the Compensation and Human Resources Committee charter will be available on our website at www.capstarbank.com.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Mr. Bottorff, Mrs. Frist (Committee Chair) and Messrs. Green, Polley and Smith. The committee is responsible for, among other things, identifying and recommending to our board of directors qualified individuals to become directors; nominating candidates for election to our board of directors to fill vacancies that occur between annual meetings of shareholders; advising our board of directors with respect to the roles and composition of committees; overseeing the evaluation of our board of directors; assisting our board of directors in establishing and maintaining effective corporate governance practices; and annually evaluating our board and committees and providing recommendations to help them function more effectively.

Our board of directors has determined that each member of our Nominating and Corporate Governance Committee meets the requirements for independence under the rules of the NASDAQ Stock Market and the SEC rules and regulations. Upon completion of this offering, the Nominating and Corporate Governance Committee charter will be available on our website at www.capstarbank.com.

Credit Committee

Our Credit Committee consists of Messrs. Bentz, Smith, Thornburgh, Ms. Tucker and Mr. Turner (Committee Chair). The Credit Committee is responsible for, among other things, monitoring the management of our assets; reviewing and monitoring compliance with our Loan and Credit Administration Policy; ensuring review of each criticized and classified loan; reviewing charge-offs and recoveries; monitoring exceptions to loan policies, collateral and financial statements; regularly reviewing credit extensions of $1,000,000 or more; ensuring that extensions of credit to directors, executive officers and their affiliates are in compliance with law and reviewing loans subject to Regulation O, and, to the extent required by Regulation O and where appropriate, recommending approval of such loans by the full board; and reviewing progress with respect to management’s goals for improvements in credit quality. Our Executive Loan Committee acts as a subcommittee of our Credit Committee. Meetings of the Executive Loan Committee are attended by the Chief Credit Officer and Chief Executive Officer of the bank and any member of our board who wishes to attend, with at least three individuals required for a quorum. This subcommittee is responsible for, among other things, approving loans, along with extensions and modifications of classified credits, up to the limits set forth in our Loan and Credit Administration Policy; and considering proposed changes to the Loan and Credit Administration Policy for recommendation to the full board.

Risk Committee

Our Risk Committee consists of Mr. Polley (Committee Chair), Mr. Thornburgh, Mr. Turner and Ms. Tucker. This committee is responsible for, among other things, assisting our board of directors in its oversight of our enterprise risk management governance and processes and for reviewing and approving the risk appetite parameters to be used by management in operation of the Company. Additionally, its roles include providing oversight of asset liability management processes; reviewing the strategic plan and budget before their presentation to the full board; reviewing our insurance risk management program; ensuring that our internal policies, procedures and guidelines are appropriate to manage risk; monitoring interest rate risk management; and approving our asset/liability and investment policies.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Executive Compensation

Compensation Philosophy. As an organization, we focus on successfully addressing client needs, maintaining critical quality standards and driving superior shareholder value, and our overall compensation philosophy is a direct reflection of those values. Our executive compensation program carries out these values by rewarding our named executive officers for the achievement of specific short- and long-term individual and corporate goals and the realization of increased value to our shareholders. Our goal is to maintain compensation that is affordable to the Company, fair to our executives and in the long-term best interests of our shareholders. More specifically, we target overall base compensation levels that are at or slightly above the median for the markets in which we operate and aim to provide short-term incentive opportunities that we believe are generally in line with those of our peers but allow for more substantial rewards for exceptional performance. In addition, we provide our executive officers the opportunity to participate in the long-term success of the Company by awarding equity incentives. Finally, we are committed to helping maintain the health and welfare of our executive officers and offer benefits packages that meet or exceed median levels of coverage.

Compensation Process. Our Compensation and Human Resources Committee regularly reviews our executive compensation program to ensure it achieves our desired goals and is responsible for approving compensation arrangements for our named executive officers. As part of this process, the committee annually reviews and approves corporate goals and objectives relevant to the compensation of our named executive officers, evaluates the performance of the named executive officers in light of these goals and objectives, and approves the compensation levels for the named executive officers based on such evaluation. The committee annually reviews our incentive compensation arrangements to confirm they do not encourage unnecessary risk-taking. In determining the long-term incentive component of our executive compensation program, the Compensation and Human Resources Committee considers our performance and relative shareholder return, the value of similar incentive awards to our peers and the awards given to our named executive officers in past years.

Components of Compensation. Our executive compensation program consists primarily of the following elements:

•	base compensation;

•	cash bonuses;

•	awards of restricted stock and stock options;

•	participation in our 401(k) Plan, to which we make annual contributions;

•	health and welfare benefits; and

•	perquisites.

Each of these elements is discussed in more detail under “Narrative Discussion of Summary Compensation Table” below.

Named Executive Officers. Our named executive officers for 2015 are:

•	Claire W. Tucker, President and Chief Executive Officer of CapStar Financial Holdings, Inc.;

•	Robert B. Anderson, Chief Financial Officer and Chief Administrative Officer of CapStar Financial Holdings, Inc. and CapStar Bank; and

•	Dandridge W. Hogan, Chief Executive Officer of CapStar Bank.

The compensation of these individuals in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future to achieve the goals set forth above. We plan to continue to review, evaluate and modify our compensation framework to ensure that our executive officer compensation packages remain competitive, achieve our desired goals and remain consistent with our compensation philosophy.

Summary Compensation Table

The following table sets forth information regarding the compensation paid to each of our named executive officers during 2015, 2014 and 2013.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Cash Bonus (1)	Stock Awards (2)		All Other Compensation (3)	Total
Claire W. Tucker Chief Executive Officer—CapStar Financial Holdings, Inc.	2015	$375,000	$—	$—		$23,451	$398,451
	2014	375,000	—	—		25,004	400,004
	2013	375,000	—	—	(1)	30,996	405,996

Robert B. Anderson Chief Financial Officer and Chief Administrative Officer	2015	291,667	—	267,821		11,515	571,003
	2014	250,000	109,376	—		10,842	370,218
	2013	250,000	—	—		75,887	325,887

Dandridge W. Hogan Chief Executive Officer—CapStar Bank	2015	345,833	—	267,821		11,895	625,549
	2014	325,000	165,887	—		11,745	502,632
	2013	325,000	35,000	—		10,793	370,793

(1)	Ms. Tucker participated in a performance-based long-term incentive equity plan in 2013 and prior years in lieu of participating in an annual cash incentive plan. In 2013, Ms. Tucker did not meet the applicable performance targets under the performance-based long-term incentive equity plan necessary to receive stock awards.
(2)	Represents the aggregate grant date fair value of 15,000 restricted stock awards (based on a share price of $11.41 per award) and 30,000 stock option awards (based on an option value of $3.22 per award) to both Mr. Anderson and Mr. Hogan, computed in accordance with FASB ASC Topic 718.
(3)	Consists of 401(k) safe harbor contribution, long-term disability insurance, group term life insurance, auto allowance, phone allowance, relocation (Anderson—2013: $67,117) and club memberships. Details of the amounts reported as All Other Compensation for 2015 are as follows:

Name	401(k) Contribution	Automobile Allowance	Phone Allowance	Health and Country Club Memberships	Long-Term Disability/Group Term Life
Claire W. Tucker	$7,950	$3,000	$—	$10,902	$1,599
Robert B. Anderson	7,950	—	1,380	—	2,185
Dandridge W. Hogan	7,950	—	1,380	—	2,565

Narrative Discussion of Summary Compensation Table

General. We have compensated our named executive officers through a combination of base salary, cash bonuses, equity incentive plan bonuses and other benefits including perquisites. Each of our named executive officers has substantial responsibilities in connection with the day-to-day operations of our bank.

Base Salary. The base salaries of our named executive officers have been historically reviewed and set annually by our board of directors through the review and recommendations of our Compensation and Human Resources Committee as part of our performance review process; base salaries are also reviewed upon the promotion of an executive officer to a new position or another change in job responsibility. In establishing base salaries for our named executive officers, our Compensation and Human Resources Committee has relied on external market data and peer data obtained from outside sources. In addition to considering the information obtained from such sources, our Compensation and Human Resources Committee has considered:

•	each named executive officer’s scope of responsibility;

•	each named executive officer’s years of experience;

•	the types and amount of the elements of compensation to be paid to each named executive officer;

•	our financial performance and performance with respect to other aspects of our operations, such as our growth, asset quality, profitability and other matters, including the status of our relationship with the banking regulatory agencies; and

•	each named executive officer’s individual performance and contributions to our performance, including leadership and team work.

Cash Bonuses. Our named executive officers are also eligible to receive an annual cash bonus as a percentage of base salary based on our achievement of various metrics, including earnings per share, return on assets and our level of classified assets. Annual incentive awards are intended to recognize and reward those named executive officers who contribute meaningfully to our performance for the year. These bonuses are subject to the discretion of the board of directors each year as to whether and in what amounts they will be paid.

Stock Awards. The stock awards reflected in the table above all relate to shares of bank restricted stock and stock options that were originally issued under the CapStar Bank 2008 Stock Incentive Plan adopted by the bank’s board of directors in 2008. Following the formation of CapStar Financial Holdings, Inc. in 2016, and in connection with the Share Exchange, the outstanding awards of restricted stock and stock options under the CapStar Bank 2008 Stock Incentive Plan were exchanged for similar awards of restricted stock and stock options issued by CapStar Financial Holdings, Inc. under the Stock Incentive Plan, which the board of directors adopted in 2016. The Stock Incentive Plan provides for the grant of stock-based incentives, including stock options, restricted stock units, performance awards and restricted stock, to employees, directors and service providers that are subject to forfeiture until vesting conditions have been satisfied by the award recipient under the terms of the award. We believe these awards to our executive officers help align the interests of management and our shareholders and reward our executive officers for improved Company performance.

CapStar Bank 401(k) Plan. Our 401(k) Plan is designed to provide retirement benefits to all eligible full-time and part-time employees. The 401(k) Plan provides employees the opportunity to save for retirement on a tax-favored basis. Our named executive officers, all of whom were eligible to participate in the 401(k) Plan during 2015, 2014 and 2013, may elect to participate in the 401(k) Plan on the same basis as all other employees. We have elected a safe harbor 401(k) Plan and as such make an annual contribution of 3% of the employees’ salaries annually. An employee does not have to contribute to receive the employer contribution.

Health and Welfare Benefits. Our named executive officers are eligible to participate in the same benefit plans designed for all of our fulltime employees, including health, dental, vision, disability and basic group life insurance coverage. Messrs. Anderson and Hogan are entitled to life insurance in an amount equal to two times their respective base salary, subject to a maximum of $400,000. Ms. Tucker is entitled to life insurance equal to $700,000. The purpose of our employee benefit plans is to help us attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors.

Perquisites. We provide our named executive officers with a limited number of perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. Our Compensation and Human Resources Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Based on these periodic reviews, perquisites are awarded or adjusted on an individual basis. The perquisites received by our named executive officers in 2015, 2014 and 2013 included relocation expenses, automobile and phone allowances, and health and country club memberships.

Section 162(m) of the Code. Section 162(m) of the Code generally limits the corporate tax deduction for compensation in excess of $1 million that is paid to our named executive officers. However, because we are becoming a publicly held corporation in connection with an initial public offering, the $1 million annual deduction limit does not apply during a limited “transition period” for compensation paid under a plan that existed prior to the initial public offering. In addition, qualifying performance-based compensation is fully deductible without regard to the $1 million limit if certain requirements are met. Section 162(m) also permits full deductibility for certain pension contributions and other payments. The Compensation and Human Resources Committee has carefully considered the impact of Section 162(m) and its limits on deductibility. To avoid such deductibility limits, the Compensation and Human Resources Committee intends to design its compensation programs: (i) to rely on the transition relief to the extent possible until the transition period expires at the annual shareholders meeting in the fourth calendar year following the initial public offering; and (ii) to the extent practical and to the extent that such transition relief is not available, maintain compensation programs that qualify as “performance-based compensation.”

Outstanding Equity Awards at Year End

CapStar Financial Holdings, Inc. Stock Incentive Plan. The Stock Incentive Plan, like the CapStar Bank 2008 Stock Incentive Plan prior to consummation of the Share Exchange, is intended to provide incentives to certain officers, employees, and directors to stimulate their efforts toward the continued success of the Company and to operate and manage the business in a manner that will provide for our long-term growth and profitability. Additionally, the Stock Incentive Plan is intended to encourage stock ownership to align the interests of employees and shareholders and to provide a means of rewarding and retaining officers, employees and directors. Currently, the board of directors has reserved a total of 1,569,475 shares of stock for issuance pursuant to the Stock Incentive Plan, and there were 183,636 shares remaining available for issuance as of June 30, 2016.

The Stock Incentive Plan is administered by our Compensation and Human Resources Committee. In order to be eligible for participation in the Stock Incentive Plan, an individual must be an employee or other service provider of the Company or an affiliate of the Company. In determining awards under the Stock Incentive Plan, the Compensation and Human Resources Committee takes into account the nature of the services rendered by the eligible individual, their present and potential contributions to our success, and such other factors as the Compensation and Human Resources Committee deems relevant. The following table provides information regarding outstanding stock awards held by the named executive officers as of December 31, 2015. These outstanding stock awards were originally issued under the CapStar Bank 2008 Stock Incentive Plan and were exchanged for comparable Company stock awards under the Stock Incentive Plan pursuant to the Share Exchange as discussed above.

		Option Awards				Stock Awards
Name of Executive	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price	Option Expiration Date	Number of Shares that have not Vested (#) (2)	Market Value of Shares of Stock that have not Vested ($)
Claire W. Tucker	11/13/2008	210,000	—	$10.00	11/13/2018	—	$—

Robert B. Anderson	12/10/2012	37,500	12,500	12.27	12/10/2022	—	—
	2/27/2015	—	30,000	11.41	2/27/2025	15,000	171,150

Dandridge W. Hogan	12/1/2012	37,500	12,500	12.27	12/1/2022	—	—
	2/27/2015	—	30,000	11.41	2/27/2025	15,000	171,150

(1)	These option awards vest over a four year period from the grant date, with one-fourth of the options under the grant becoming exercisable on each of the first four anniversaries of the grant date.
(2)	These stock awards vest in full on the third anniversary of the grant date.

Employment Agreements

We have employment agreements with each of our named executive officers. The employment agreements for Messrs. Anderson and Hogan specify a one-year term of employment and the option for annual renewal by mutual agreement. The employment agreement for Ms. Tucker specifies a three-year period of employment that expires on May 31, 2019. Both parties have the right to terminate the employment agreements at any time, with or without cause, as defined in the employment agreements, subject to the potential for severance payments as discussed below. The employment agreements specify each executive’s base salary and eligibility to participate in certain benefits programs.

Potential Payments upon Termination or Change in Control. Our employment agreements with our named executive officers provide for certain severance payments to be made in connection with the termination of employment in certain circumstances.

•	Specifically, these officers are entitled to a severance payment equal to continued payment of base salary and benefits in the event we terminate the employment agreements without cause or the executive resigns for good reason, as such terms are defined in the employment agreement. For Ms. Tucker, base salary would be continued through May 31, 2019 and healthcare coverage would be continued until she becomes eligible for Medicare (or other similar government health care coverage). However, continuation of base salary would be extended to May 31, 2020 if such a termination occurred prior to May 31, 2017. For Messrs. Anderson and Hogan, base salary and benefits would be continued for 24 months.

•	For termination occurring within 12 months of a change in control, as defined in the employment agreement, Messrs. Anderson and Hogan would receive payments equal to two times their respective base salary (payable in 24 equal monthly installments) and continuation of benefits for 24 months, unless employment was terminated with cause or by reason of disability or the executive resigned without good reason, as defined in their employment agreements. Ms. Tucker would not receive benefits for a termination following a change in control beyond the severance payments described above.

Confidentiality and Restrictive Covenants. Under the employment agreements, our named executive officers agree to maintain the confidentiality of non-public information and trade secrets learned during the course of employment and further agree that we maintain ownership over their work product. In addition, the executives are subject to restrictive covenants relating to their ability to (i) solicit our clients for or on behalf of a competing business, (ii) solicit employees of us or our bank for another business, or (iii) engage in a competing business that operates in Davidson, Sumner or Williamson Counties, Tennessee, or any other county inside or outside of Tennessee in which CapStar operates. These restrictions apply for the duration of employment and following termination for a period of 24 months for Ms. Tucker and Mr. Hogan and 12 months for Mr. Anderson.

Director Compensation

During 2015, our non-employee directors received compensation for service and attendance as follows:

•	$75,000 annual retainer for the chair of the board of directors;

•	$12,000 annual retainer for directors other than the chair;

•	$5,000 annual retainer for committee chairs;

•	$1,000 for each board meeting attended in person or $500 for attending by phone;

•	$500 for each meeting of the Audit, Compensation and Human Resources, Credit, Nominating and Corporate Governance and Risk Committees attended in person or $250 for attending by phone; and

•	$250 for each meeting of the Executive Loan Committee or $125 for attending by phone.

Ms. Tucker does not receive fees or other compensation for her service as a director of our Company. Other than the retainer for the chair of the board of directors, which is paid in cash in equal monthly payments, all director compensation is paid in equal parts cash and restricted stock awards that vest ratably over three years. The following table sets forth information regarding compensation paid to our directors during 2015 that were not named executive officers:

	Fees Earned		All Other Compensation		Total
Name	Paid in Cash	Paid in Stock Awards (1)
L. Earl Bentz	$11,625	$11,630			$23,255
Dennis C. Bottorff	82,250	7,250			89,500
Thomas R. Flynn	13,750	13,750			27,500
Julie D. Frist	14,250	14,250			28,500
Louis A. Green III	12,000	12,000			24,000
Dale W. Polley	14,500	14,500	$30,000	(2)	59,000
Steven B. Smith	11,875	11,880			23,755
Richard E. Thornburgh	11,375	11,380			22,755
James S. Turner, Jr.	15,750	15,750			31,500
Toby S. Wilt	14,625	14,630			29,255

(1)	The amounts set forth in the “Paid in Stock Awards” column represent the aggregate grant date fair value of restricted stock awards for the year ended December 31, 2015, computed in accordance with FASB ASC Topic 718 based on a fair market value of $10.00 per share.
(2)	Represents compensation for consulting services provided to the Company.

2016 Compensation Update

In 2016, we have entered into new or amended employment agreements with our named executive officers, as described above in “Employment Agreements.” In addition, we have granted the following incentive awards to our named executive officers under the Stock Incentive Plan:

Name	Date of Grant	Description of Award
Claire W. Tucker	3/2/2016	2,837 shares of restricted stock (1)
Robert B. Anderson	3/2/2016	4,968 shares of restricted stock (1)
Dandridge W. Hogan	3/2/2016	6,869 shares of restricted stock (1)

(1)	Awards vest in three equal installments on the first three anniversaries of the grant date.

We have also granted restricted stock awards to our directors who are not executive officers consistent with our director compensation program, as described above in Director Compensation.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Banking Transactions

Our bank has made in the past and, assuming continued satisfaction of generally applicable credit standards, expects to continue to make loans to directors, executive officers, principal shareholders and their affiliates including corporations or organizations for which they serve as officers or directors or in which they have beneficial ownership interests of 10% percent or more. These loans have all been made in the ordinary course of our business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to us. Further, such loans are and will be subject to the policies and procedures regarding related party transactions discussed below, and they do not present us with more than the normal risk of uncollectability or other unfavorable characteristics.

Second Amended and Restated Shareholders’ Agreement

On August 22, 2016, we entered into the SARSA with the Corsair investors and the non-Corsair investors. As of September 13, 2016, the aggregate beneficial ownership of our Company that is held by shareholders that are party to the SARSA is approximately 46.9% and will be approximately 31.2% following this offering assuming the underwriters do not exercise their purchase option and the selling shareholders sell all of their shares of our common stock that are being offered in this offering and assuming no exercise of outstanding options or of warrants other than those being exercised by a selling shareholder in connection with this offering.

Other than with respect to registration rights and rights and obligations with respect to indemnification, the SARSA will remain in effect until June 30, 2018 unless earlier terminated by the Corsair investors and the non-Corsair investors. The registration rights of each Requesting Shareholder (as defined below) will terminate when the Requesting Shareholder no longer holds any registrable securities. In addition, if we exercise any postponement right afforded by the SARSA, the period of time during which Requesting Shareholders may exercise their registration rights will be extended for a period of time equal to the duration of the postponement period. The rights and obligations of the parties to the SARSA regarding indemnification will survive termination of the SARSA indefinitely.

Right to Nominate Director

The SARSA permits the Corsair funds to recommend one nominee to the Nominating and Corporate Governance Committee of the boards of directors of the Company and our bank for election to such boards, subject to any required regulatory and shareholder approvals. To the extent that the non-Corsair investors are members of the Nominating and Corporate Governance Committee of such boards, they have agreed to consider in good faith this recommendation and not to unreasonably withhold their approval or recommendation of the nominee to these boards of directors. All shareholders party to the SARSA have further agreed to vote their shares to elect such nominee upon recommendation by the Nominating and Corporate Governance Committee of the Company and our bank and approval by the boards of directors and all applicable regulatory authorities (if necessary). Currently, Mr. Thornburgh serves on our board of directors pursuant to this arrangement. See “Management” for additional information. This right of the Corsair funds will terminate upon the occurrence of any of the following: termination of the SARSA, a change of control or the transfer by the Corsair funds of more than 75% of the securities held by them as of February 5, 2016 to a person or persons not related to the Corsair investors.

Registration Rights

The SARSA provides “demand” registration rights to (i) the Corsair funds and (ii) those shareholders, other than the Corsair funds, that hold, individually or in the aggregate, at least 500,000 shares of registrable securities, or the Other Requesting Shareholders. We refer to the Corsair funds and the Other Requesting Shareholders as the Requesting Shareholders.

With respect to demand registration rights, the Corsair funds and the Other Requesting Shareholders each have the one-time right to demand that we register for sale on a registration statement on Form S-1 all or at least 500,000 shares of their registrable securities. In addition, the Corsair funds have three rights and the Other Requesting Shareholders have two rights to demand that we register for sale on a registration statement on Form S-3 all or at least 500,000 shares of their registrable securities. If we are eligible to use a registration statement on Form S-3 to sell registrable securities on a delayed or continuous basis in accordance with Rule 415 of the Securities Act, the Requesting Shareholders may require that such registration statement be a shelf registration statement on Form S-3. Moreover, notwithstanding the exhaustion of their demand registration rights, the Corsair funds and the Other Requesting Shareholders each have the one-time right to demand that we register for resale on a shelf registration statement on Form S-3 all of their then remaining registrable securities in the case of the Corsair funds or at least 500,000 shares of registrable securities in the case of the Other Requesting Shareholders. The Corsair funds have three rights and the Other Requesting Shareholders have two rights to require that we conduct follow-on offerings from any such shelf registration statement, provided, in each case, that the aggregate market value of any shares offered in a follow-on offering is at least $5 million. If we are eligible to use a shelf registration statement on Form S-3 and we are also a “well known seasoned issuer” as defined in Rule 405 of the Securities Act, we and the Other Requesting Shareholders, as applicable, may elect, in connection with a demand registration, to register an unspecified number of shares of our capital stock on such registration statement to be sold by us or the Other Requesting Shareholders, as applicable.

Within ten days of our receipt of a demand registration request from the Requesting Shareholders, we must provide notice of the demand registration to all other shareholders that are parties to the SARSA to allow such shareholders to register their registrable securities on such registration statement relating to the demand registration.

We will be required to pay the expenses associated with the demand registrations described above, even if the registration is not completed, unless the demand registration is withdrawn by the Requesting Shareholders which, in connection with such withdrawal, also agree to reimburse us for all associated expenses.

The SARSA also provides all shareholders that are parties thereto with “piggyback” registration rights.

With respect to piggyback registration rights, we may register for sale under the Securities Act our capital stock or other securities that are convertible into our capital stock, whether or not for our own account. If we elect to register our capital stock or other securities that are convertible into our capital stock, then, at least 45 business days prior to the anticipated filing date of the registration statement relating to the piggyback registration, we must provide notice of the registration to all shareholders party thereto to allow such shareholders to register securities of the same class or series on such registration statement relating to the piggyback registration.

If a piggyback registration involves an underwritten public offering of registrable securities, such as this offering, (a) all shareholders requesting to be included in the registration statement must sell their registrable securities to the underwriters selected by us on the same terms and conditions as are applicable to us and (b) if, at any time after giving notice of our intention to conduct a piggyback registration but prior to the effective date of the registration statement filed in connection with such piggyback registration, we determine for any reason not to register such securities, we must give notice to all shareholders and, thereafter, we will be relieved of our obligation to register any registrable Securities in connection with such piggyback registration. We will be required to pay for all piggyback registration expenses, even if the registration is not completed.

This offering is a piggyback registration, and ten shareholders have elected to exercise their piggyback registration rights in connection with this offering. A total of 1,287,737 shares of capital stock will be sold in this offering pursuant to the exercise of such piggyback rights.

Right to Receive Financial and Other Information

The SARSA provides the Corsair investors with rights to receive certain financial reports and other information about the Company.

The foregoing description of the SARSA does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the SARSA, which is filed as an exhibit to this registration statement on Form S-1 and is incorporated herein by reference in its entirety.

Passivity Commitments

The Corsair investors have each provided a set of passivity commitments to the Federal Reserve in connection with their initial investments in us. These passivity commitments include, among other things, limitations on the ability of such investors to conduct transactions with us or our affiliates. These passivity commitments also include the agreement of each of these investors not to, without the prior approval of the Federal Reserve, among other things, exercise or attempt to exercise a controlling influence over our management or policies, have or seek to have more than one representative serve on our board of directors or permit any representative to serve as the chairman of our board of directors or any committee thereof.

Policies and Procedures Regarding Related Party Transactions

Transactions by the Company with affiliates and insiders are subject to regulatory requirements and restrictions as well as our own policies and procedures. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by our bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by our bank to its executive officers, directors, and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions, including provisions in our Loan and Credit Administration Policy that place restrictions on the bank with respect to loans to our executive officers, directors and principal shareholders. Pursuant to its charter, our Credit Committee is responsible for ensuring that extensions of credit to directors, executive officers and their affiliates comply with all applicable law, reviewing loans that are subject to Regulation O and, if required by Regulation O and where appropriate, recommending such loans to the full board for approval. Our Audit Committee approves all related party transactions that are not subject to Regulation O.

In addition, prior to completion of this offering, our board of directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the NASDAQ Stock Market concerning related party transactions. Related party transactions, for purposes of the requirements of the SEC and the NASDAQ Stock Market, are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Our related parties include our directors (including nominees for election as directors), executive officers, 5% or greater shareholders and the immediate family members of these persons. Our Chief Financial Officer, in consultation with management and outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to our Audit Committee or, if such transaction is a loan subject to Regulation O, our Credit Committee. In determining whether to approve a related party transaction, our Audit Committee or Credit Committee, as applicable, will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director, executive officer or 5% or greater shareholder, taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair a director’s independence, the acceptability of the transaction to our regulators and the potential violations of other company policies. Upon completion of this offering, our Related Party Transactions Policy will be available on our website at www.capstarbank.com, as an annex to our Corporate Governance Guidelines.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock immediately prior to and immediately after the completion of this offering by:

•	each shareholder known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling shareholder.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option or warrant, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.

The percentage of beneficial ownership is based on 8,684,699 shares of our common stock outstanding as of September 13, 2016, and 10,795,870 shares to be outstanding after the completion of this offering (or 11,183,620 shares if the underwriters exercise their purchase option in full) in both cases, assuming no exercise of outstanding options or of warrants other than those being exercised by a selling shareholder in connection with this offering. The table does not reflect any shares of our common stock that may be purchased in this offering by the persons listed in the table below through the directed share program described in the section titled “Underwriting.”

	Prior to this Offering		Shares Offered		After this Offering
			Assuming Underwriters’ Option to Purchase Additional Shares is Not Exercised	Assuming Underwriters’ Option to Purchase Additional Shares is Exercised in Full	Assuming Underwriters’ Option to Purchase Additional Shares is Not Exercised		Assuming Underwriters’ Option to Purchase Additional Shares is Exercised in Full
	Shares Beneficially Owned				Shares Beneficially Owned		Shares Beneficially Owned
Name (1)	Number of Shares	Percentage of Shares			Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
5% Shareholders Who Are Not Directors
Corsair III Financial Services Capital Partners, L.P. (2)	1,728,049	17.6%	67,248	67,248	1,660,801	13.9%	1,660,801	13.5%
North Dakota Investors, LLC (3)	1,213,707	12.7	1,066,384	1,066,384	—	—	—	—
GSD Family Investments, LLC (4)	685,675	7.9	29,278	29,278	656,397	6.1	656,397	5.8
Directors
L. Earl Bentz (5)	237,414	2.7	9,346	9,346	228,068	2.1	228,068	2.0
Dennis C. Bottorff (6)	241,944	2.8	9,280	9,280	232,664	2.1	232,664	2.1
Thomas Flynn (7)	123,114	1.4	4,827	4,827	118,287	1.1	118,287	1.1
Julie D. Frist (8)	256,238	2.9	10,163	10,163	246,075	2.3	246,075	2.2
Louis A. Green, III (9)	98,142	1.1	—	—	98,142	*	98,142	*
Dale W. Polley (10)	30,597	*	1,392	1,392	29,205	*	29,205	*
Stephen B. Smith (11)	44,714	*	1,375	1,375	43,339	*	43,339	*
Richard E. Thornburgh (12)	16,576	*	208	208	16,368	*	16,368	*
Claire W. Tucker (13)	256,023	2.9	—	—	256,023	2.3	256,023	2.2
James S. Turner, Jr. (14)	297,663	3.4	15,199	15,199	282,464	2.6	282,464	2.5
Toby S. Wilt (15)	375,995	4.3	7,964	7,964	368,031	3.4	368,031	3.3
Named Executive Officers Who Are Not Directors
Dandridge W. Hogan (16)	66,969	*	—	—	66,969	*	66,969	*
Robert B. Anderson (17)	65,068	*	—	—	65,068	*	65,068	*
Directors and Executive Officers as a Group (14 persons)	2,115,557	23.0%	59,754	59,754	2,055,803	18.1	2,055,803	17.5
Other Selling Shareholders
Toby S. Wilt, Jr. (18)	26,250	*	9,955	9,955	16,295	*	16,295	*
WF Partners (19)	78,750	*	7,964	7,964	70,786	*	70,786	*
Wilt Fleming TR UA JAN 21 00 Samuel M. Fleming Charitable Lead Annuity Trust (20)	26,250	*	4,977	4,977	21,273	*	21,273	*
Bill R. and Katherine Flynn (21)	315,000	3.6	13,650	13,650	301,350	2.8	301,350	2.7
Timothy R. Flynn (22)	105,000	1.2	4,550	4,550	100,450	*	100,450	*
Charles A. and Patricia F. Elcan (23)	227,501	2.6	9,858	9,858	217,643	2.0	217,643	1.9
William R. and Jennifer R. Frist (24)	227,500	2.6	9,858	9,858	217,642	2.0	217,642	1.9
J. Stephen Turner (25)	134,357	1.6	7,350	7,350	127,007	1.2	127,007	1.1
Judith P. Turner (26)	134,357	1.6	7,350	7,350	127,007	1.2	127,007	1.1

*	Indicates one percent or less.
(1)	Unless otherwise noted, the address for each shareholder listed in the table above is: c/o CapStar Financial Holdings, Inc., 201 4th Avenue North, Suite 950, Nashville, TN 37219.
(2)

Includes (i) 571,840 shares of our common stock, 836,839 shares of our Series A preferred stock convertible into an equal number of shares of common stock and 238,267 shares of our common stock underlying warrants that are currently exercisable that are owned by Corsair III Financial Services Capital Partners, L.P. and (ii) 28,160 shares of our common stock, 41,210 shares of our Series A preferred stock convertible into an equal number of shares of common stock and 11,733 shares of our common stock underlying warrants that are currently exercisable that are owned by Corsair III Financial Services Offshore 892 Partners, L.P. Neither Corsair III Financial Services Capital Partners, L.P. nor Corsair III Financial Services Offshore 892 Partners, L.P. has elected to convert their respective shares of our Series A preferred stock and warrants into shares of our common stock in connection with this offering. Corsair Capital LLC is the general partner of Corsair III Management L.P., which is the general partner of both Corsair III Financial Services Capital Partners, L.P. and Corsair III Financial Services Offshore 892 Partners, L.P. Corsair Capital LLC has sole voting and investment power with respect to all such shares. Corsair III Management L.P. is an affiliate of Corsair Advisors LLC, a registered broker-dealer. This group of shareholders has elected to sell as part of this offering 67,248 shares of our common stock. This group of selling shareholders purchased the 67,248 shares of our common stock registered for resale in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The address for this group of shareholders is 717 5th Avenue, 24th Floor, New York, NY 10022. Mr. Thornburgh, a director of the company, is a member of the investment committee of Corsair Capital, LLC and serves on our board of directors pursuant to the terms of the SARSA. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Right to Nominate Director.”
(3)	Includes (i) 250,000 shares of our common stock underlying warrants that the shareholder has elected to exercise in connection with this offering and (ii) 731,707 shares of our Series A Preferred Stock that the shareholder has elected to convert into 731,707 shares of common stock. The shareholder has elected to sell as part of this offering (i) 250,000 shares of common stock, (ii) the 84,677 shares of common stock to be issued upon the exercise of the warrants and (iii) the 731,707 shares of common stock to be issued upon the conversion of the Series A Preferred Stock. The North Dakota State Investment Board, whose board members currently consist of Drew Wrigley, Mike Sandal, Mel Olson, Mike Gessner, Rob Lech, Yvonne Smith, Tom Trenbeath, Kelly Schmidt, Adam Hamm, Lance Gaebe, and Cindy Ternes, possesses the voting and investment power with respect to the shares beneficially owned by North Dakota Investors, LLC. The North Dakota State Investment Board is the managing member of North Dakota Investors, LLC. The address of this shareholder is 1930 Burnt Boat Drive, Bismarck, ND 58507.
(4)	Jeff Gould, as manager of GSD Family Investments, LLC, possesses the voting and investment power with respect to the securities beneficially owned by GSD Family Investments, LLC and may be deemed the beneficial owner of such securities. Includes 42,175 shares of our common stock underlying warrants that are currently exercisable. Mr. Gould, on behalf of GSD Family Investments, LLC, has elected to sell as part of this offering 29,278 shares of our common stock. The address for GSD Family Investments, LLC and Jeff Gould is 1163 Gateway Lane, Nashville, TN 37220.
(5)	Includes shares owned by Mr. Bentz, or entities he controls, including (i) 2,514 shares of restricted stock of which Mr. Bentz retains voting control, (ii) 12,000 shares of our common stock underlying options that are currently exercisable, and (iii) 20,000 shares of our common stock underlying warrants that are currently exercisable. Mr. Bentz has elected to sell as part of this offering 9,346 shares of our common stock.
(6)	Includes shares owned by Mr. Bottorff, or by entities he controls, including (i) 1,595 shares of restricted stock of which Mr. Bottorff retains voting control, (ii) 18,000 shares of our common stock underlying options that are currently exercisable, and (iii) 20,000 shares of our common stock underlying warrants that are currently exercisable. Mr. Bottorff has elected to sell as part of this offering 9,280 shares of our common stock.
(7)	Includes shares owned by Mr. Flynn, including (i) 2,710 shares of restricted stock of which Mr. Flynn retains voting control, (ii) 12,000 shares of our common stock underlying options that are currently exercisable and (iii) 5,000 shares of our common stock underlying warrants that are currently exercisable. Mr. Flynn has elected to sell as part of this offering 4,827 shares of our common stock.
(8)	Includes shares owned Mrs. Frist, including (i) 2,782 shares of restricted stock of which Mrs. Frist retains voting control, (ii) 12,000 shares of our common stock underlying options that are currently exercisable, and (iii) 20,833 shares of our common stock underlying warrants that are currently exercisable. Mrs. Frist has elected to sell as part of this offering 10,163 shares of our common stock.
(9)	Includes shares owned by Mr. Green and members of his family, including 2,196 shares of restricted stock of which Mr. Green retains voting control. Mr. Green shares voting and investment power with respect to 8,850 of these shares.
(10)	Includes shares owned by Mr. Polley, including 2,880 shares of restricted stock of which Mr. Polley retains voting control. Mr. Polley has elected to sell as part of this offering 1,392 shares of our common stock.

(11)	Includes shares owned by Mr. Smith, including (i) 2,245 shares of restricted stock of which Mr. Smith retains voting control, (ii) 13,250 shares of our common stock underlying options that are currently exercisable, and (iii) 1,250 shares of our common stock underlying warrants that are currently exercisable. Mr. Smith has elected to sell as part of this offering 1,375 shares of our common stock.
(12)	Includes shares owned by Mr. Thornburgh, including (i) 2,114 shares of restricted stock of which Mr. Thornburgh retains voting control and (ii) 12,000 shares of our common stock underlying options that are currently exercisable. Mr. Thornburgh is an affiliate of Corsair Advisors LLC, a registered broker-dealer. Mr. Thornburgh has elected to sell as part of this offering 208 shares of our common stock. Mr. Thornburgh received the 208 shares of our common stock registered for resale in consideration for his services as a director and, at the time of receipt, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.
(13)	Includes shares owned by Ms. Tucker, including (i) 2,937 shares of restricted stock of which Ms. Tucker retains voting control and (ii) 210,000 shares of our common stock underlying options that are currently exercisable.
(14)	Includes shares owned by Mr. Turner, including (i) 3,011 shares of restricted stock of which Mr. Turner retains voting control, (ii) 18,000 shares of our common stock underlying options that are currently exercisable, and (iii) 22,500 shares of our common stock underlying warrants that are currently exercisable. Mr. Turner has elected to sell as part of this offering 15,199 shares of our common stock.
(15)	Includes shares owned by Mr. Wilt, including (i) 2,906 shares of restricted stock of which Mr. Wilt retains voting control, (ii) 18,000 shares of our common stock underlying options that are currently exercisable, and (iii) 22,500 shares of our common stock underlying warrants that are currently exercisable. Also includes shares owned by WF Partners, including 3,750 shares of our common stock underlying warrants that are currently exercisable. Mr. Wilt is the managing partner of WF Partners and has voting and investment power with respect to all such shares. WF Partners has elected to sell as part of this offering 7,964 shares of our common stock.
(16)	Includes shares owned by Mr. Hogan, including (i) 21,969 shares of restricted stock of which Mr. Hogan retains voting control and (ii) 45,000 shares of our common stock underlying options that are currently exercisable. Does not include 35,000 shares of our common stock underlying options that will remain subject to vesting more than 60 days after September 13, 2016.
(17)	Includes shares owned by Mr. Anderson, including (i) 20,068 shares of restricted stock of which Mr. Anderson retains voting control and (ii) 45,000 shares of our common stock underlying options that are currently exercisable. Does not include 35,000 shares of our common stock underlying options that will remain subject to vesting more than 60 days after September 13, 2016.
(18)	Includes shares owned by Mr. Wilt, Jr., including 1,250 shares of our common stock underlying warrants that are currently exercisable. The address of this shareholder is 1317 Chickering Road, Nashville, Tennessee 37215. Mr. Wilt, Jr. is the son of Toby S. Wilt, a director of the company.
(19)	Includes shares owned by WF Partners, including 3,750 shares of our common stock underlying warrants that are currently exercisable. The address of this shareholder is P.O. Box 50879, Nashville, Tennessee 37205. Mr. Toby S. Wilt, a director, is the managing partner of this shareholder and has voting and investment power with respect to all such shares.
(20)	Includes shares owned by Wilt Fleming TR UA JAN 21 00 Samuel M. Fleming Charitable Lead Annuity Trust, January 21, 2000, including 1,250 shares of our common stock underlying warrants that are currently exercisable. The address of this shareholder is 1205 3rd Avenue North, Nashville, Tennessee 37208. S. Fleming Wilt, trustee of the Wilt Fleming TR UA JAN 21 00 Samuel M. Fleming Charitable Lead Annuity Trust, is the son of Toby S. Wilt, a director of the Company.
(21)	Includes shares owned by Bill R. and Katherine Flynn, including 15,000 shares of our common stock underlying warrants that are currently exercisable. The address of this shareholder is P.O. Box 1047, Hopkinsville, Kentucky 42241. Bill R. and Katherine Flynn are the parents of Thomas R. Flynn, a director of the Company.
(22)	Includes shares owned by Timothy Flynn, including 5,000 shares of our common stock underlying warrants that are currently exercisable. The address of this shareholder is P.O. Box 1047, Hopkinsville, Kentucky 42241. Timothy Flynn is the brother of Thomas R. Flynn, a director of the Company.

(23)	Includes shares owned by Charles A. and Patricia F. Elcan, including 10,834 shares of our common stock underlying warrants that are currently exercisable. The address of this shareholder is 1034 Chancery Lane, Nashville, Tennessee 37215. Charles A. and Patricia F. Elcan are the brother-in-law and sister-in-law of Julie D. Frist, a director of the Company.
(24)	Includes shares owned by William R. and Jennifer R. Frist, including 10,833 shares of our common stock underlying warrants that are currently exercisable. The address of this shareholder is 1156 Crator Hill Drive, Nashville, Tennessee 37215. William R. and Jennifer R. Frist are the brother-in-law and sister-in-law of Julie D. Frist, a director of the Company.
(25)	Includes shares owned by J. Stephen Turner, including 10,000 shares of our common stock underlying warrants that are currently exercisable. The address of this shareholder is 138 2nd Avenue North, Suite 200, Nashville, Tennessee 37201. J. Stephen Turner is the father of James S. Turner, Jr., a director of the company.
(26)	Includes shares owned by Judith P. Turner, including 10,000 shares of our common stock underlying warrants that are currently exercisable. The address of this shareholder is 138 2nd Avenue North, Suite 200, Nashville, Tennessee 37201. Judith Turner is the mother of James S. Turner, Jr., a director of the company.

As of September 13, 2016, the Corsair investors and the non-Corsair investors, each a party to the SARSA, beneficially own approximately 46.9% of the Company and will own approximately 31.2% following this offering assuming the underwriters do not exercise their purchase option and the selling shareholders sell all of their shares of our common stock that are being offered in this offering and assuming no exercise of outstanding options or of warrants other than those being exercised by a selling shareholder in connection with this offering. The SARSA will terminate on June 30, 2018, unless earlier terminated, although certain rights and obligations thereunder will extend beyond the termination date. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Second Amended and Restated Shareholders’ Agreement.”

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material rights of our capital stock and related provisions of our charter and bylaws. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. Reference is made to the more detailed provisions of our charter and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

Our charter authorizes us to issue a total of (i) 25,000,000 shares of common stock, par value $1.00 per share, or common stock, of which 5,000,000 shares have been designated as non-voting common stock, and (ii) five million shares of preferred stock, par value $1.00 per share, of which 1,609,800 shares have been designated as Series A Preferred Stock. The authorized but unissued shares of our capital stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

As of September 13, 2016, (i) 8,684,699 shares of common stock were issued and outstanding, including 210,074 shares of restricted common stock that have yet to vest, (ii) 1,609,756 shares of Series A Preferred Stock were issued and outstanding, (iii) 1,029,125 shares of common stock were subject to issuance upon exercise of issued and outstanding stock options, (iv) 797,319 shares of common stock were subject to issuance upon exercise of issued and outstanding warrants and (v) 183,636 shares of common stock were reserved for issuance pursuant to awards under the Stock Incentive Plan. As noted in “Security Ownership of Certain Beneficial Owners and Management,” we expect a selling shareholder to exercise its warrants and to convert its Series A Preferred Stock to shares of our common stock in connection with this offering.

Common Stock

Governing Documents

Holders of our shares of common stock have the rights set forth in our charter, our bylaws and the Tennessee Business Corporation Act, or TBCA. Certain existing holders of our common stock also have rights, including director nomination and election rights and registration rights, pursuant to the SARSA. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Second Amended and Restated Shareholders’ Agreement” for additional information.

Ranking

Our common stock, with respect to dividend rights, ranks on a parity with, and with respect to rights upon a liquidation, dissolution and winding up of the Company, ranks junior to, the Series A Preferred Stock, any other series of preferred stock that may be designated, issued and outstanding and any indebtedness of the Company.

Dividends and Other Distributions

Subject to certain regulatory restrictions discussed in “Dividend Policy,” holders of shares of common stock are entitled to receive cash dividends, when, as and if declared by the board of directors, out of funds legally available for the payment of dividends.

Voting

Except as set forth below under “—Non-Voting Common Stock,” each outstanding share of our common stock is entitled to one vote on each matter voted on at a shareholders’ meeting. Our common stock does not have cumulative voting rights. A majority of the voting power of the outstanding shares entitled to vote at a shareholders’ meeting, present in person or represented by proxy, will constitute a quorum at a meeting of shareholders. If a quorum exists, except with respect to the election of directors, action on a matter is approved if the votes cast in favor of an action exceed the votes cast in opposition to the action, unless the charter or the TBCA requires a greater number of affirmative votes. Directors of the Company are elected by a plurality of the votes cast by the shares entitled to vote in the election at a shareholders’ meeting at which a quorum is present.

Liquidation Rights

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, and subject to the payment of all debts and other liabilities of the Company and the prior rights of any holders of shares of preferred stock then outstanding, including the right of holders of Series A Preferred Stock to receive $10.25 per share plus any declared but unpaid dividends, the holders of shares of common stock are entitled to receive, pro rata, our assets which are legally available for distribution.

Conversion Rights.

Our common stock is not convertible into any other shares of our capital stock.

Preemptive Rights.

Holders of our common stock do not have any preemptive rights.

Redemption.

We have no obligation or right to redeem our common stock.

Fully Paid and Non-Assessable

The issued and outstanding shares of our common stock are fully paid and non-assessable.

Listing and Trading

We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “CSTR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Non-Voting Common Stock

The holders of our non-voting common stock are entitled to all rights and privileges afforded to holders of our common stock as described above under “—Common Stock,” except the holders of our non-voting common stock are not entitled to vote on any matter to be voted on by the holders of our common stock. Shares of our non-voting common stock are convertible on a one-to-one basis into shares of our common stock at the option of the holder thereof in connection with or as a part of any of the following:

•	a sale or transfer of our non-voting common stock to us;

•	a public offering of our common stock;

•	a private offering in which the transferee of our non-voting common stock will acquire no more than two percent of our non-voting common stock being so offered; or

•	a transaction in which, after the completion of such transaction, any person or group owns, directly or indirectly, a majority of our common stock without regard to the transfer of our non-voting common stock.

This offering will constitute a public offering of our common stock. As described in “—Preferred Stock—Conversion Rights” below, in connection with this offering, a holder of our Series A Preferred Stock plans to exercise its conversion rights, thereby (a) converting 731,707 shares of our Series A Preferred Stock into 731,707 shares of our non-voting common stock, (b) immediately thereafter, converting those shares of our non-voting common stock into 731,707 shares of our common stock, and (c) offering those shares of our common stock for sale as part of this offering.

Preferred Stock

General

Under our charter, our board of directors is authorized, without further shareholder action, to issue up to 5,000,000 shares of preferred stock, par value $1.00 per share, in one or more series, and to establish the number of shares to be included in each such series, and to fix the designation, preferences, limitations and relative rights of each such series. Our Series A Preferred Stock is currently the only designated series of preferred stock. As of September 13, 2016, 1,609,800 shares of preferred stock had been designated as Series A Preferred Stock, and 1,609,756 shares of our Series A Preferred Stock were issued and outstanding. Our charter may be amended in accordance with the TBCA to increase the number of authorized shares of preferred stock that we may issue.

Although the creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of the holders of common stock, the issuance of one or more series of preferred stock may affect the holders of our common stock in a number of respects, including (i) by subordinating our common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences, and privileges, (ii) by diluting the voting power of our common stock, (iii) by diluting the earnings per share of our common stock and (iv) upon the conversion of the preferred stock, by issuing common stock, at a price below the fair market value or original issue price of our common stock that is outstanding prior to such issuance.

Governing Documents

Holders of shares of Series A Preferred Stock have the rights set forth in our charter, our bylaws and the TBCA. These holders also have certain rights, including registration rights, pursuant to the SARSA. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Second Amended and Restated Shareholders’ Agreement” for additional information.

Ranking

Our Series A Preferred Stock, with respect to dividend rights ranks on a parity with, and with respect to rights upon a liquidation, dissolution and winding up of the Company ranks senior to, our common stock.

Dividends and Other Distributions

Subject to certain regulatory restrictions discussed in “Dividend Policy”, holders of shares of our Series A Preferred Stock are entitled to receive, when, as and if declared by the board of directors, out of funds legally available for the payment of dividends, cash dividends to the same extent and on the same basis as cash dividends as declared by the board of directors with respect to shares of our common stock. Such dividends on shares of Series A Preferred Stock are payable on the same dates as dividends on shares of common stock but prior to the payment of any dividends on shares of common stock.

Voting

Holders of our Series A Preferred Stock do not have voting rights, except as provided below or as otherwise required by the TBCA. When voting rights are applicable, each holder of our Series A Preferred Stock has one vote per share.

So long as any shares of Series A Preferred Stock are outstanding, we may not, without the written consent or affirmative vote of the holders of a majority of the outstanding shares of our Series A Preferred Stock (i) amend, alter or repeal any provision of our charter or bylaws so as to materially adversely affect the preferences, rights or powers of our Series A Preferred Stock, provided that any such amendment that changes any dividend payable on or liquidation preference of our Series A Preferred Stock will require the written consent or the affirmative vote of each holder of Series A Preferred Stock or (ii) issue any additional shares of our Series A Preferred Stock.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, and before any payment or distribution of our assets (whether capital or surplus) may be made to holders of securities ranking junior to the Series A Preferred Stock, the holders of shares of our Series A Preferred Stock are entitled to receive $10.25 per share of Series A Preferred Stock plus any declared but unpaid dividends.

Conversion Rights

Each holder of our Series A Preferred Stock has the right, upon and from and after the earlier to occur of (i) a firm commitment, underwritten public offering of our capital stock representing at least 20% of the shares of our outstanding common stock or, when taken together with other prior underwritten public offerings of our common stock, results in at least 20% in aggregate of shares of our outstanding common stock having been publicly offered in such offerings (in each case, after giving effect to such offering), which we refer to as a Qualified Public Offering or (ii) transfers or proposed transfers of our common stock by one or more of certain of our organizers and directors or any of their respective affiliates in an aggregate amount that equals or exceeds 20% of the outstanding shares of our common stock, at such holder’s option, to convert any or all outstanding shares (and fractional shares) of Series A Preferred Stock, in whole or in part, into fully paid and non-assessable shares of our non-voting common stock. Initially, one share of our non-voting common stock is deliverable for each share of our Series A Preferred Stock converted, though such conversion ratio is subject to adjustment as more fully set forth in our charter.

We expect that this offering will constitute a Qualified Public Offering. As described in “—Non-Voting Common Stock” above, in connection with this offering, a holder of our Series A Preferred Stock plans to exercise its conversion rights, thereby (a) converting 731,707 shares of our Series A Preferred Stock into 731,707 shares of our non-voting common stock, (b) immediately thereafter, converting those shares of our non-voting common stock into 731,707 shares of our common stock, and (c) offering those shares of our common stock for sale as part of this offering.

Preemptive Rights

Holders of shares of our Series A Preferred Stock do not have any preemptive rights.

Redemption

We have no obligation or right to redeem shares of our Series A Preferred Stock.

Fully Paid and Non-Assessable

The issued and outstanding shares of our Series A Preferred Stock are fully paid and non-assessable.

Selected Provisions of Our Charter and Bylaws and Tennessee Law

We summarize various provisions of our charter, our bylaws and Tennessee law, including the TBCA, in the following paragraphs. These provisions may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interests, including those attempts that might result in a premium over the market price paid for such shareholder’s shares.

Charter and Bylaws

Our charter and bylaws currently contain provisions that may be deemed to be “antitakeover” in nature. Among other provisions, our charter and bylaws:

•	provide that special meetings of shareholders, unless otherwise prescribed by the TBCA, may be called only by our board of directors, by the Chairman of our board of directors, by the President and Chief Executive Officer or by the Secretary acting under the instructions of any of the foregoing;

•	enable our board of directors by a majority vote to increase the number of persons serving as directors up to the maximum of 25 and to fill the vacancies created as a result of the increase by a majority vote of the directors then in office;

•	require no more than 120 days’ and no less than 75 days’ advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders;

•	enable our board of directors to amend our bylaws without shareholder approval;

•	require:

•	either (i) the affirmative vote of two-thirds of our directors then in office and the affirmative vote of a majority of our outstanding shares entitled to vote or (ii) the affirmative vote of a majority of our directors then in office and the affirmative vote of two-thirds of our outstanding shares entitled to vote, if the TBCA or other applicable law requires shareholder approval of a merger, share exchange or sale, lease, exchange or other disposition of all or substantially all of our assets;

•	either (i) the affirmative vote of two-thirds of our directors then in office or (ii) the affirmative vote of two-thirds of our outstanding shares entitled to vote to amend or rescind the immediately preceding provision; and

•	do not provide for cumulative voting rights (therefore prohibiting shareholders from giving more than one vote per share to any single director nominee).

In addition, our charter and bylaws and the TBCA enable our board of directors to issue, from time to time and at its discretion, but subject to limits imposed by applicable law and by any exchange on which our securities may be listed, any authorized but unissued shares of our common or preferred stock. The additional authorized shares could be used by our board of directors, if consistent with its fiduciary responsibilities, to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons that would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the board of directors although perceived to be desirable by some shareholders.

Tennessee Law

We are a Tennessee corporation and consequently are also subject to certain anti-takeover provisions of the following Tennessee statutes.

The Tennessee Business Combination Act generally prohibits a “business combination” by us or our subsidiary, CapStar Bank, with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. The Company or CapStar Bank can, however, enter into a business combination within that period if, before the interested shareholder became such, the Company’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by at least two-thirds of our shares of common stock held by holders other than the interested shareholder .

For purposes of these provisions of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An

“interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of our stock.

The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, a company may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by the company or the company makes an offer, or at least equal value per share, to all shareholders of such class.

Indemnification and Limitation of Liability

The TBCA provides that a corporation may indemnify its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interests and in all other cases, the director or officer reasonably believed that his or her conduct was at least not opposed to the best interests of the corporation and (iii) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Conversely, the TBCA provides that a corporation may not indemnify a director or officer (i) in connection with a proceeding by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to the director or officer, whether or not involving action in the director or officer’s official capacity, in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by the director or officer. Unless limited by the corporation’s charter, in cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or officer was a party because the director or officer is or was a director or officer of the corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in connection with the proceeding. With respect to the advancement of expenses, the TBCA provides that a corporation may pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if (i) the director or officer furnishes the corporation a written affirmation of the director or officer’s good faith belief that the director or officer has met the applicable standard of conduct described above, (ii) the director or officer furnishes the corporation a written undertaking to repay the advance if it is ultimately determined that the director or officer is not entitled to indemnification and (iii) a determination is made that the facts then known to those making the advancement determination would not preclude the director or officer from being indemnified. Notwithstanding the foregoing, the TBCA provides that, unless the corporation’s charter provides otherwise, a court of competent jurisdiction, upon application, may order that a director or officer be indemnified if (i) the director or officer is entitled to mandatory indemnification as described above, in which case the court will also order the corporation to pay the reasonable fees of such director or officer incurred to obtain the court-ordered indemnification or (ii) in consideration of all relevant circumstances, the court determines that the director or officer is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) the director or officer did not meet the applicable standard of conduct described above or (b) the director or officer was adjudged liable to the corporation in a proceeding by or in right of the corporation or was adjudged liable on the basis that he or she received improper personal benefit, in which case such director or officer’s indemnification would be limited to reasonable expenses incurred. The TBCA also permits a corporation to purchase and maintain insurance on behalf of any director or officer regarding liability asserted against or incurred by the director or officer in his or her capacity as a director or officer whether or not the corporation would have the ability to indemnify the officer or director from the same liability under the TBCA.

The TBCA is not exclusive of rights relating to indemnification and advancement of expenses to which a director may be entitled in the corporation’s charter, bylaws, or, when authorized by such charter or bylaws, in a resolution of the shareholders or directors or by agreement. A corporation may not indemnify a director if a final judgment adverse to such director establishes his or her liability for any breach of loyalty to the corporation or its shareholders, for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or for unlawful distributions. A corporation may indemnify and advance expenses to an officer who is not a director to the extent, consistent with public policy, that may be provided in its charter, its bylaws, an action of its board of directors or contract.

Our charter states that, to the fullest extent permitted by the TBCA, we will indemnify our directors and officers from and against any and all expenses, liabilities and other matters covered by the TBCA. Such right of indemnification is not exclusive of rights to which directors and officers may be entitled under any bylaw, vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and such right of indemnification will continue as to a director or officer who has ceased to be a CapStar director or officer.

In addition, our charter provides that, to the fullest extent permitted by the TBCA, a director will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. Under the TBCA, however, there is no elimination of liability for:

•	a breach of a director’s duty of loyalty to a corporation or its shareholders;

•	an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	any payment of a dividend or approval of a stock repurchase that is illegal under the TBCA.

Our charter does not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.

Pursuant to our bylaws, a CapStar director or officer who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the director or officer is or was a CapStar director or officer or is or was serving at CapStar’s request as a director, officer, manager or employee of an affiliate or of another entity, whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, manager, employee or agent or in any other capacity while serving as a director, officer, manager, or employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the TBCA against all expense, liability and loss reasonably incurred by the director or officer if the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to our best interests or the best interests of any other entity covered by this right to indemnification, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the director or officer’s conduct was unlawful. Such right of indemnification will continue as to a director or officer who has ceased to be a CapStar director or officer and includes the right to require us to pay the expenses incurred in defending a proceeding in advance of its final disposition, provided, however, that an advancement of expenses incurred by a director or officer will be made only upon delivery to us of an undertaking to repay all amounts advanced if the director or officer is determined not to be entitled to be indemnified for such expenses. The rights to indemnification and to the advancement of expenses provided by our bylaws are not exclusive of any other right which a director or officer may have or acquire under any statute, our charter, bylaws, any agreement, any vote of shareholders or disinterested directors or otherwise. In addition, our bylaws provide that we may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by the director or officer in his or her capacity as a director, officer, employee or agent whether or not we would have had the power to indemnify against such liability.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established public market for our common stock. Although we have applied to list our common stock on the NASDAQ Global Select Market, we cannot assure you that a significant public market for our common stock will develop or be sustained. Future sales of substantial amounts of our common stock (including shares issued on the exercise of options, warrants or conversion of our Series A Preferred Stock and non-voting common stock) in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have 10,795,870 shares of common stock issued and outstanding (and 11,183,620 shares if the underwriters exercise their purchase option in full), in each case, assuming no exercise of outstanding options or of warrants other than those being exercised by a selling shareholder in connection with this offering.

Of these shares, the 2,585,000 shares sold in this offering (or 2,972,750 shares if the underwriters exercise their option in full) will be freely tradable without further restriction or registration under the Securities Act, except for any shares held by our “affiliates” as that term is defined in Rule 144 under the Securities Act, including those shares purchased by certain of our directors and executive officers through the directed share program described in the section titled “Underwriting.” The remaining outstanding shares (or 8,210,870 shares if the underwriters exercise their option in full) will be deemed “restricted securities” or “control securities” under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities and control securities may be sold in the public market only if (i) they have been registered or (ii) they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Lock-Up Agreements

We, our executive officers and directors, the selling shareholders, and certain other persons who will beneficially own in the aggregate approximately 2,783,742 shares of our common stock after this offering (assuming the underwriters do not exercise their purchase option and assuming no exercise of outstanding options or of warrants other than those being exercised by a selling shareholder in connection with this offering), have entered into lock-up agreements under which we and they have generally agreed not to sell or otherwise transfer our or their shares for a period of 180 days after the completion of this offering. These lock-up agreements are subject to certain exceptions. For additional information, see “Underwriting—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market only if (i) they are registered under the Securities Act or (ii) an exemption from registration, such as Rule 144, is available.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an “affiliate” as any person who directly or indirectly controls, or is controlled by, or is under common control with, the Company, which generally includes our directors, executive officers, 10% or more shareholders and certain other related persons. Upon completion of this offering and subject to the lock-up agreements described above, we expect that approximately 26% of our outstanding common stock (or 25% of our outstanding common stock if the underwriters exercise their purchase option in full), in each case, assuming no exercise of outstanding options or of warrants other than those being exercised by a selling shareholder in connection with this offering, will be eligible for sale under Rule 144 subject to limitations on sales by “affiliates” (assuming such affiliates do not purchase any shares in this offering and taking into account 1,290,213 shares to be sold by the selling shareholders).

Under Rule 144, a person (or persons whose shares are aggregated) who is, or was at any time during the three months preceding a sale, deemed to be our “affiliate” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately 107,959 shares of common stock immediately after this offering (assuming the underwriters do not elect to exercise their purchase option and assuming no exercise of outstanding options or of warrants other than those being exercised by a selling shareholder in connection with this offering), or the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale and notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to be, or have been, at any time during the three months preceding a sale, our affiliate, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to be, or have been, at any time during the three months preceding a sale, our affiliate, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 under the Securities Act generally applies to stock options and restricted common stock granted by an issuer to its employees, directors, officers, consultants or advisors in connection with a compensatory stock or option plan or other written agreement before the issuer becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than our “affiliates,” as defined in Rule 144, without compliance with its current public information and minimum holding period requirement of Rule 144 and by “affiliates” under Rule 144 without compliance with its minimum holding period requirement.

Registration Rights

For a description of demand and piggyback registration rights granted to certain of our shareholders, see “Certain Relationships and Related Party Transactions—Related Party Transactions—Second Amended and Restated Shareholders’ Agreement—Registration Rights.”

Restricted Common Stock, Stock Options and Warrants

As of September 13, 2016, (i) 210,074 shares of restricted common stock that have yet to vest were issued and outstanding, (ii) 1,029,125 shares of common stock were subject to issuance upon exercise of issued and outstanding stock options, (iii) 797,319 shares of common stock were subject to issuance upon exercise of issued and outstanding warrants and (iv) 183,636 shares of common stock were reserved for issuance pursuant to awards under the Stock Incentive Plan. As noted in “Security Ownership of Certain Beneficial Owners and Management,” we expect a selling shareholder to exercise its warrants to purchase 250,000 shares of our common stock and to offer the shares it receives upon such exercise for sale as part of this offering.

Registration Statement on Form S-8

Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering all of the shares of restricted common stock, all of the shares of our common stock subject to outstanding options, and all of the shares of our common stock reserved for issuance pursuant to awards under the Stock Incentive Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of this prospectus, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of our common stock. This summary is limited to Non-U.S. Holders who purchase our common stock issued pursuant to this offering and who hold such shares of common stock as a capital asset (i.e., generally as an investment) within the meaning of Section 1221 of the Code.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

This summary is based on current provisions of the Code, the U.S. Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations described below. We have not sought and do not plan to seek any ruling from the IRS with respect to statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will agree with our statements and conclusions.

This discussion does not address all aspects of U.S. federal income taxation or any aspects of alternative minimum, estate and gift, state, local, or non-U.S. taxation. In addition, this discussion does not address any aspects of the Medicare contribution tax. This discussion also does not consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws, including, but not limited to insurance companies; tax-exempt organizations; financial institutions; tax-qualified retirement plans; brokers or dealers in securities; investors that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; controlled foreign corporations; passive foreign investment companies; expatriates and former long-term residents of the United States; and investors in pass-through entities. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a partnership or any other entity or arrangement taxed as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner of such partnership and the activities of the partnership. Accordingly, partnerships (and entities and arrangements taxed as partnerships) that hold our common stock and owners in such partnerships (or other entities or arrangements taxed as partnerships) are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, AS WELL AS THE U.S. FEDERAL, STATE, LOCAL, ESTATE AND GIFT TAX AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Distributions on Our Common Stock

As discussed under the section entitled “Dividend Policy,” we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by you within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by you).

Dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a U.S. permanent establishment or fixed base, are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI (or other applicable form) must be satisfied for effectively connected dividends to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “—Gain on Sale or Other Disposition of Our Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that act as intermediaries (including partnerships). Non-U.S. Holders should consult their own tax advisors regarding these certification requirements.

Gain on Sale or Other Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, you generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment or fixed base;

•	if you are a nonresident alien individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits, subject to certain adjustments, or at such lower rate as may be specified by an applicable income tax treaty.

If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence) on the net gain derived from the sale, which may be offset by certain U.S. source capital losses, if any, recognized in the taxable year of the disposition of our common stock.

With respect to the third bullet point above, generally, we will be a USRPHC if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we are not currently and will not become a USRPHC.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established. Non-U.S. Holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Under FATCA, and related Treasury guidance, a withholding tax of 30% will be imposed in certain circumstances on payments of (a) dividends on our common stock, and (b) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019.

In the case of payments made to a “foreign financial institution” as defined under FATCA (including, among other entities, an investment fund), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the U.S. government, or a FATCA Agreement, or (ii) is required by and complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, or an IGA, in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution.

In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such foreign entity provides the withholding agent with a certification that it does not have any “substantial” U.S. owners (generally, any specified U.S. person that directly or indirectly owns more than 10% of such entity) or that identifies its “substantial” U.S. owners.

If our common stock is held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments of dividends and proceeds described above made to (x) a person (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into (and is not otherwise subject to) a FATCA Agreement and is not a person required to comply with FATCA pursuant to applicable foreign law enacted in connection with an IGA.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

We and the selling shareholders are offering the shares of our common stock described in this prospectus in an underwritten offering in which we, the selling shareholders, and Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P., as representatives for the underwriters named below, are entering into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we and the selling shareholders have severally agreed to sell, the number of shares of our common stock indicated in the following table:

Number of Shares
Keefe, Bruyette & Woods, Inc.
Sandler O’Neill & Partners, L.P
Raymond James & Associates, Inc.
Stephens, Inc.

Total

The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of our common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions. The underwriting agreement between us, the selling shareholders, and the underwriters provides that if any underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See “—Electronic Distribution.”

Underwriting Discount

Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the U.S. may be made by affiliates of the underwriters.

The following table shows the initial public offering price, underwriting discount, and proceeds before expenses to us and to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase an additional 387,750 shares of our common stock, discussed below:

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount
Proceeds to us before expenses
Proceeds to the selling shareholders before expenses

We and the selling shareholders estimate the expenses of this offering, not including the underwriting discount, to be $1,634,665, and such expenses are payable by us. We also have agreed to reimburse the underwriters’ up to                  for certain of their offering expenses including their FINRA counsel fee, certain costs related to the road-show, and expenses related to conducting the directed share program. In accordance with FINRA Rule 5110, these reimbursed fees are deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to 387,750 additional shares of our common stock, at the initial public offering price less the underwriting discount. The underwriters may exercise this option, in whole or in part, from time to time for a period of 30 days from the date of this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number of shares reflected next to such underwriter’s name in the table above relative to the total number of shares reflected in such table.

Lock-Up Agreements

We, our executive officers and directors, the selling shareholders, and certain other persons are entering into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives and subject to certain exceptions:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement under the Securities Act, with respect to any of the foregoing;

•	enter into any swap, hedge, or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement.

These restrictions will be in effect for a period of 180 days after the completion of this offering. At any time and without public notice, the representatives may, in their sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, the representatives have agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

We also have agreed to reimburse the underwriters’ up to                      for certain of their offering expenses including their FINRA counsel fee, certain costs related to the road-show, and expenses related to conducting the directed share program. In accordance with FINRA Rule 5110, these reimbursed fees are deemed underwriting compensation for this offering.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or later acquired by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling shareholders, and the representatives of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares of our common stock will not trade in the public market at or above the initial public offering price following the completion of this offering.

Exchange Listing

We have applied to have our common stock approved for listing on the NASDAQ Global Select Market under the symbol “CSTR.”

Indemnification and Contribution

We and the selling shareholders have agreed to indemnify the underwriters and their affiliates, selling agents, and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents, and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions, and Penalty Bids

To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchase to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ purchase option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their purchase option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the purchase option described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must generally display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the passive market maker may continue to bid and effect purchases at a price exceeding the then highest independent bid until specified purchase limits are exceeded, at which time such bid must be lowered to an amount no higher than the then highest independent bid. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and selling shareholders engaged in passive market making are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our common stock offered by this prospectus for sale to our directors, officers, employees, business associates, and related persons. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation, and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals, and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees, and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of shares to the public has been or will be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of our common stock offered hereby that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of shares to the public may be made in that Relevant Member State at any time:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to have been communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received in connection with the issue or sale of the shares of our common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA have been or will be complied with in respect of anything done in relation to the shares of our common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Waller Lansden Dortch & Davis, LLP, Nashville, Tennessee. Covington & Burling LLP, Washington, D.C., is acting as counsel for the underwriters in this offering.

EXPERTS

The financial statements of CapStar Bank as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of our common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s Internet website at www.sec.gov.

Upon completion of the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy statements with the SEC. You will be able to inspect and obtain copies of these reports and proxy statements and other information at the physical and Internet addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain an Internet website at www.capstarbank.com. On our website we will make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. This reference to our website is for the convenience of investors as required by the SEC; our website and the information contained therein or limited thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

Report of Independent Registered Public Accounting Firm

The Board of Directors

CapStar Bank:

We have audited the accompanying balance sheets of CapStar Bank (the Bank) as of December 31, 2015 and 2014, and the related statements of income and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapStar Bank as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

Nashville, Tennessee

July 1, 2016

CAPSTAR BANK

Balance Sheets

December 31, 2015 and 2014

(In thousands, except for share data)

	2015	2014
Assets
Cash and due from banks	$8,265	$9,387
Interest-bearing deposits in financial institutions	85,190	60,388
Federal funds sold	6,730	4,159

Total cash and cash equivalents	100,185	73,934

Securities available for sale, at fair value	173,383	236,605
Securities held to maturity, fair value of $46,459 and $46,982 at December 31, 2015 and 2014, respectively	43,094	43,844
Loans held for sale	35,729	15,386
Loans and leases	808,396	713,077
Less allowance for loan and lease losses	(10,132)	(11,282)

Loans, net	798,264	701,795

Premises and equipment, net	4,972	5,662
Restricted equity securities	5,414	5,065
Accrued interest receivable	3,030	2,633
Goodwill	6,219	6,219
Core deposit intangible	125	179
Other real estate owned	216	575
Deferred tax assets	12,849	13,154
Bank owned life insurance	21,299	20,672
Other assets	2,021	2,672

Total assets	$1,206,800	$1,128,395

Liabilities and Shareholders’ Equity
Deposits:
Non-interest-bearing	$190,580	$157,355
Interest-bearing	189,983	115,915
Savings and money market accounts	437,214	484,600
Time	220,683	223,187

Total deposits	1,038,460	981,057

Securities sold under repurchase agreements	3,755	14,837
Federal Home Loan Bank advances	45,000	20,000
Accrued interest payable	177	214
Other liabilities	10,822	9,636

Total liabilities	1,098,214	1,025,744

Shareholders’ equity:
Series A convertible preferred stock, $1 par value. 5,000,000 shares authorized; 1,609,756 shares issued and outstanding	1,610	1,610
Common stock, voting, $1 par value. 20,000,000 shares authorized; 8,577,051 and 8,471,516 shares issued and outstanding at December 31, 2015 and 2014, respectively	8,577	8,472
Additional paid-in capital	95,277	94,926
Retained earnings	8,036	477
Accumulated other comprehensive income (loss), net of income tax	(4,914)	(2,834)

Total shareholders’ equity	108,586	102,651

Total liabilities and shareholders’ equity	$1,206,800	$1,128,395

See accompanying notes to financial statements.

CAPSTAR BANK

Statements of Income

For the years ended December 31, 2015, 2014 and 2013

(In thousands except per share data)

	2015	2014	2013
Interest income:
Loans, including fees	$34,845	$32,803	$34,839
Securities:
Taxable	4,153	4,138	5,325
Tax-exempt	1,080	915	574
Federal funds sold	18	25	12
Restricted equity securities	268	258	259
Interest-bearing deposits in financial institutions	140	148	148

Total interest income	40,504	38,287	41,157

Interest expense:
Interest-bearing deposits	748	599	517
Savings and money market accounts	2,733	2,754	3,405
Time deposits	2,031	2,323	2,488
Federal funds purchased	24	7	2
Securities sold under agreements to repurchase	15	26	19
Federal Home Loan Bank advances	180	162	145

Total interest expense	5,731	5,871	6,576

Net interest income	34,773	32,416	34,581
Provision for loan and lease losses	1,651	3,869	938

Net interest income after provision for loan and lease losses	33,122	28,547	33,643

Noninterest income:
Service charges on deposit accounts	910	1,080	774
Loan commitment fees	822	941	587
Net gain on sale of securities	55	13	73
Net gain on sale of loans	5,962	4,067	59
Other noninterest income	1,135	1,318	453

Total noninterest income	8,884	7,419	1,946

Noninterest expense:
Salaries and employee benefits	19,278	17,474	16,019
Data processing and software	2,317	2,566	1,962
Professional fees	1,469	1,357	1,623
Occupancy	1,538	1,512	1,122
Equipment	1,598	1,233	1,092
Regulatory fees	915	941	963
Other real estate expense	34	243	259
Other operating	3,828	3,236	2,392

Total noninterest expense	30,977	28,562	25,432

Income before income taxes	11,029	7,404	10,157
Income tax expense	3,470	2,412	3,749

Net income	$7,559	$4,992	$6,408

Per share information:
Basic net income per common share	$0.89	$0.59	$0.75

Diluted net income per common share	$0.73	$0.49	$0.62

Weighted average shares outstanding:
Basic	8,538,970	8,456,386	8,583,105

Diluted	10,381,895	10,281,044	10,409,750

See accompanying notes to financial statements.

CAPSTAR BANK

Statements of Comprehensive Income (Loss)

For the years ended December 31, 2015, 2014 and 2013

(In thousands)

	2015	2014	2013
Net income	$7,559	$4,992	$6,408

Other comprehensive income (loss):
Unrealized gains (losses) on securities available for sale:
Unrealized holding gain (loss) arising during the period	(946)	3,497	(10,923)
Reclassification adjustment for gains included in net income	(55)	(13)	(73)
Tax effect	383	(1,333)	4,255

Net of tax	(618)	2,151	(6,741)

Unrealized losses on securities transferred to held to maturity:
Unrealized holding loss arising during the period	—	—	(2,505)
Reclassification adjustment for losses included in net income	167	166	42
Tax effect	(64)	(64)	943

Net of tax	103	102	(1,520)

Unrealized gains (losses) on cash flow hedges:
Unrealized holding gain (loss) arising during the period	(1,485)	(3,696)	230
Reclassification adjustment for losses included in net income	37	—	—
Tax effect	(117)	1,415	(88)

Net of tax	(1,565)	(2,281)	142

Other comprehensive income (loss)	(2,080)	(28)	(8,119)

Comprehensive income (loss)	$5,479	$4,964	$(1,711)

See accompanying notes to financial statements.

CAPSTAR BANK

Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2015, 2014 and 2013

(In thousands, except for share data)

		Common Stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity
	Preferred stock	Shares	Amount
Balance December 31, 2012	$1,610	8,705,283	$8,705	$95,773	$(10,923)	$5,313	$100,478
Issuance of restricted common stock, net of forfeitures	—	51,668	52	(52)	—	—	—
Stock-based compensation expense	—	—	—	306	—	—	306
Retirement of common stock	—	(403,864)	(404)	(2,478)	—	—	(2,882)
Net income	—	—	—	—	6,408	—	6,408
Other Comprehensive loss	—	—	—	—	—	(8,119)	(8,119)

Balance December 31, 2013	$1,610	8,353,087	$8,353	$93,549	$(4,515)	$(2,806)	$96,191
Issuance of restricted common stock, net of forfeitures	—	10,929	11	(11)	—	—	—
Stock-based compensation expense	—	—	—	261	—	—	261
Excess tax benefit from stock compensation	—	—	—	12	—	—	12
Issuance of common stock pursuant to acquisition of Farmington Financial Group, LLC	—	100,000	100	1,048	—	—	1,148
Exercise of employee common stock options	—	7,500	8	67	—	—	75
Net income	—	—	—	—	4,992	—	4,992
Other Comprehensive loss	—	—	—	—	—	(28)	(28)

Balance December 31, 2014	1,610	8,471,516	8,472	94,926	477	(2,834)	102,651
Issuance of restricted common stock, net of forfeitures	—	104,535	104	(104)	—	—	—
Stock-based compensation expense	—	—	—	438	—	—	438
Excess tax benefit from stock compensation	—	—	—	8	—	—	8
Exercise of employee common stock options	—	1,000	1	9	—	—	10
Net income	—	—	—	—	7,559	—	7,559
Other Comprehensive loss	—	—	—	—	—	(2,080)	(2,080)

Balance December 31, 2015	$1,610	8,577,051	$8,577	$95,277	$8,036	$(4,914)	$108,586

See accompanying notes to financial statements.

CAPSTAR BANK

Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(In thousands)

	2015	2014	2013
Cash flows from operating activities:
Net income	$7,559	$4,992	$6,408
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan and lease losses	1,651	3,869	938
Accretion of discounts on acquired loans and deferred fees	(2,237)	(1,940)	(3,095)
Depreciation and amortization	506	626	656
Net amortization of premiums on investment securities	1,467	1,233	2,243
Securities gains, net	(55)	(13)	(73)
Net gain on sale of loans and leases	(5,962)	(4,067)	(59)
Net (gain) loss on disposal of premises and equipment	(31)	1	10
Net loss on sale and write downs of other real estate owned	4	178	170
Stock-based compensation	438	261	306
Excess tax benefit from stock compensation	(8)	(12)	—
Deferred income tax expense	508	449	1,025
Origination of loans held for sale	(422,323)	(253,099)	—
Proceeds from loans held for sale	407,941	245,891	—
Net (increase) decrease in accrued interest receivable and other assets	103	(867)	(737)
Net increase (decrease) in accrued interest payable and other liabilities	1,093	(4,484)	592

Net cash provided by (used in) operating activities	(9,346)	(6,982)	8,384

Cash flows from investing activities:
Activities in securities available for sale:
Purchases	(57,704)	(163,195)	(253,161)
Sales	90,445	161,603	163,173
Maturities, prepayments and calls	28,152	25,777	56,972
Activities in securities held to maturity:
Purchases	—	(2,512)	(7,797)
Maturities, prepayments and calls	833	704	152
Purchase of restricted equity securities	(349)	(170)	(227)
Proceeds from the sale of restricted equity securities	—	—	156
Net increase in loans	(95,884)	(85,893)	(31,347)
Purchase of premises and equipment	(31)	(303)	(270)
Proceeds from the sale of premises and equipment	233	—	—
Proceeds from the sale of other real estate	355	790	1,253
Proceeds from the sale of loans and leases	—	—	30,702
Purchase of bank owned life insurance	—	(5,000)	(15,000)
Cash paid in the acquisition of Farmington Financial Group, LLC	—	(3,000)	—

Net cash used in investing activities	(33,950)	(71,199)	(55,394)

Cash flows from financing activities:
Net increase (decrease) in deposits	57,404	101,892	(40,618)
Proceeds from Federal Home Loan Bank advances	25,000	—	20,000
Retirement of common stock	—	—	(2,903)
Exercise of common stock options	10	75	—
Excess tax benefit from stock compensation	8	12	—
Termination of interest rate swap agreement	(1,793)	—	—
Net increase (decrease) in repurchase agreements	(11,082)	5,343	2,042

Net cash provided by (used in) financing activities	69,547	107,322	(21,479)

Net increase (decrease) in cash and cash equivalents	26,251	29,141	(68,489)
Cash and cash equivalents at beginning of year	73,934	44,793	113,282

Cash and cash equivalents at end of year	$100,185	$73,934	$44,793

Supplemental disclosures of cash paid:
Interest paid	$5,768	$5,926	$6,653
Income taxes	2,756	1,768	3,416

Supplemental disclosures of noncash transactions:
Transfer of loans to other real estate	$—	$92	$1,052
Loans charged off to the allowance for loan and lease losses	3,206	1,147	1,193
Transfer of investment securities from available for sale to held to maturity	—	—	36,789
Common stock issued in acquisition of Farmington Financial Group, LLC	—	1,148	—

See accompanying notes to financial statements.

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

(1) Summary of Significant Accounting Policies

The accounting and reporting policies of CapStar Bank (the Bank) are in accordance with U.S. generally accepted accounting principles (GAAP) and conform to general practices within the banking industry. The following is a brief summary of the more significant policies.

(a) Nature of Operations

The Bank provides full banking services to consumer and corporate customers located primarily in Davidson, Sumner, Williamson, and the surrounding counties in Tennessee. The Bank operates under a state bank charter and is a member of the Federal Reserve System. As a state member bank, the Bank is subject to regulations of the Tennessee Department of Financial Institutions, the Board of Governors of the Federal Reserve System (the “Federal Reserve”), and the Federal Deposit Insurance Corporation.

(b) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan and lease losses, the fair value of securities available for sale, the valuations of other real estate owned, deferred tax assets and the contingent liability related to the acquisition of Farmington Financial Group, LLC.

(c) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits in financial institutions and federal funds sold. Generally, federal funds sold are purchased and sold for one-day periods. The Bank maintains deposits in excess of the federal insurance amounts with other financial institutions. Management makes deposits only with financial institutions it considers to be financially sound.

(d) Securities

The Bank accounts for securities under the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 320, Investments – Debt and Equity Securities. Under the provisions of FASB ASC 320, securities are to be classified in three categories and accounted for as follows:

Securities Held to Maturity

Debt securities are classified as held to maturity securities when the Bank has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.

Trading Securities

Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. No securities have been classified as trading securities.

F-8	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

Securities Available for Sale

Debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities. Securities available for sale are carried at estimated fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity in other comprehensive income (loss).

Interest income includes amortization of purchase premiums or discounts. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Realized gains and losses from the sales of securities are recorded on the trade date and determined using the specific-identification method.

Management evaluates securities for other-than-temporary impairment (OTTI) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, the financial condition and near-term prospects of the issuer and any collateral underlying the relevant security. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income (loss). The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

(e) Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Realized gains and losses are recognized when legal title of the loan has transferred to the investor and sales proceeds have been received and are reflected in the accompanying statement of income in gain on sale of loans, net of related costs such as compensation expenses. The Bank does not securitize mortgage loans and does not retain the servicing for loans sold.

(f) Loans

The Bank has six classes of loans for financial reporting purposes: commercial real estate, consumer real estate, construction and land development, commercial and industrial, consumer and other. The appropriate classification is determined based on the underlying collateral utilized to secure each loan.

Commercial real estate loans are categorized as such based on investor exposures where repayment is largely dependent upon the operation, refinance, or sale of the underlying real estate. Commercial real estate also includes owner occupied commercial real estate.

Consumer real estate consists primarily of 1-4 family residential properties including home equity lines of credit.

F-9	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

Construction and land development loans include loans where the repayment is dependent on the successful operation of the related real estate project. Construction and land development loans include 1-4 family construction projects and commercial construction endeavors such as warehouses, apartments, office and retail space and land acquisition and development.

Commercial and industrial loans include loans to business enterprises issued for commercial, industrial and/or other professional purposes.

Consumer loans include all loans issued to individuals not included in the consumer real estate class.

Other loans include all loans not included in the classes of loans above and leases.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan and lease losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well secured and in process of collection. Consumer loans and any accrued interest is typically charged off no later than 180 days past due. Past-due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful and collection is highly questionable. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loans can also be returned to accrual status when they become well secured and in the process of collection.

(g) Acquired Loans

Acquired loans are accounted for under the acquisition method of accounting. The acquired loans are recorded at their estimated fair values as of the acquisition date. Fair value of acquired loans is determined using a discounted cash flow model based on assumptions regarding the amount and timing of principal and interest payments, estimated prepayments, estimated default rates, estimated loss severity in the event of defaults, and current market rates. Estimated credit losses are included in the determination of fair value; therefore, an allowance for loan and lease losses is not recorded on the acquisition date.

An acquired loan is considered impaired when there is evidence of credit deterioration since origination and it is probable at the date of acquisition that the Bank will be unable to collect all contractually required payments.

Acquired impaired loans are accounted for individually or aggregated into pools of loans based on common risk characteristics such as loan type and risk rating. The Bank estimates the amount and timing of expected cash

F-10	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

flows for each loan or pool, and the expected cash flows in excess of amount paid (fair value) is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan’s or pool’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference). Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded as a provision for loan and lease losses. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Acquired non-impaired loans are recorded at their initial fair value and adjusted for subsequent advances, pay downs, amortization or accretion of any premium or discount on purchase, charge-offs and additional provisioning that may be required.

(h) Allowance for Loan and Lease Losses

The allowance for loan and lease losses is maintained at a level that management believes to be adequate to absorb expected loan and lease losses inherent in the loan portfolio as of the balance sheet date. The allowance for loan and lease losses is a valuation allowance for estimated credit losses inherent in the loan and lease portfolio, increased by the provision for loan and lease losses and decreased by charge-offs, net of recoveries. Quarterly, the Bank estimates the allowance required using peer group loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. The Bank’s historical loss experience is based on the actual loss history by class of loan for comparable peer institutions due to the Bank’s limited loss history. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. Loan and lease losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries are credited to the allowance for loan and lease losses.

The Bank also considers the results of the external independent loan review when assessing the adequacy of the allowance and incorporates relevant loan review results in the loan impairment and overall adequacy of allowance determinations. Furthermore, regulatory agencies periodically review the Bank’s allowance for loan and lease losses and may require the Bank to record adjustments to the allowance based on their judgment of information available to them at the time of their examinations.

Additional considerations are included in determination of the adequacy of the allowance based on the continuous review conducted by relationship managers and credit department personnel. The Bank’s loan policy requires that each customer relationship wherein total exposure exceeds $1.5 million be subject to a formal credit review at least annually. Should these reviews identify potential collection concerns, appropriate adjustments to the allowance may be made.

The allowance consists of specific and general components as discussed below. While the allowance consists of separate components, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent losses in the entire portfolio.

Specific Component

The specific component relates to loans that are individually determined to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the

F-11	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Loans meeting any of the following criteria are individually evaluated for impairment: risk rated substandard (as defined in Note 4), on non-accrual status or past due greater than 90 days. If a loan is impaired, a portion of the allowance is allocated based on the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral less costs to sell if repayment is expected solely from the collateral. Changes to the valuation allowance are recorded as a component of the provision for loan and lease losses.

Troubled debt restructurings are individually evaluated for impairment and included in the separately identified impairment disclosures. TDRs are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral less costs to sell.

General Component

The general component of the allowance for loan and lease losses covers loans that are collectively evaluated for impairment. Large groups of homogeneous loans are collectively evaluated for impairment, and accordingly, they are not included in the separately identified impairment disclosures. The general allowance component also includes loans that are individually identified for impairment evaluation but are not considered impaired. The general component is based on historical loss experience adjusted for current factors. Due to the Bank’s limited loss history, the historical loss experience is based on the actual loss history by class of loan for comparable peer institutions.

The Bank utilized a 16 quarter look-back period as of December 31, 2014. Subsequently, the Bank increased its look-back period for a total of 24 quarters as of December 31, 2015. In this current economic environment, management believes the extension of the Bank’s look-back period was appropriate in order to have sufficient loss observations to develop a reliable loss estimate.

The actual loss experience is supplemented with other environmental factors that capture changes in trends, conditions, and other relevant factors that may cause estimated credit losses as of the evaluation date to differ from historical loss experience. The allocation for environmental factors is by nature subjective. These amounts represent estimated probable inherent credit losses, which exist but have not yet been identified. The environmental factors include consideration of the following: changes in lending policies and procedures, economic conditions, nature and volume of the portfolio, experience of lending management, volume and severity of past due loans, quality of the loan review system, value of underlying collateral for collateral dependent loans, concentrations, and other external factors.

F-12	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

(i) Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Bank, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(j) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized by the straight-line method based on the shorter of the asset lives or the expected lease terms. Useful lives for premises and equipment range from three to thirty-nine years.

These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

The Bank is the lessee with respect to several office locations. All such leases are accounted for as operating leases within the accompanying financial statements. These leases include rent escalation clauses. The Bank expenses the costs associated with these escalating payments over the life of the expected lease term using the straight-line method. As of December 31, 2015, the deferred liability associated with these escalating rentals was approximately $222,000 and is included in other liabilities in the accompanying balance sheets.

(k) Bank Owned Life Insurance

The Bank has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

(l) Securities Sold under Agreements to Repurchase

The Bank enters into sales of securities under agreements to repurchase at a specified future date. Such repurchase agreements are considered financing arrangements and, accordingly, the obligation to repurchase assets sold is reflected as a liability in the balance sheets of the Bank. Repurchase agreements are collateralized by debt securities which are owned and under the control of the Bank.

(m) Goodwill and Other Intangible Assets

Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Bank has selected October 31st as the date to perform the

F-13	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the balance sheet.

Other intangible assets consist of core deposit intangible assets arising from whole bank acquisitions and are amortized on an accelerated method over their estimated useful lives, which range from five to six years.

(n) Other Real Estate Owned

Other real estate owned (OREO) includes assets that have been acquired in satisfaction of debt through foreclosure and are recorded at estimated fair value less the estimated cost of disposition. Fair value is based on independent appraisals and other relevant factors. Valuation adjustments required at foreclosure are charged to the allowance for loan and lease losses. Subsequent to foreclosure, additional losses resulting from the periodic revaluation of the property are charged to other real estate expense. Costs of operating and maintaining the properties and any gains or losses recognized on disposition are also included in other real estate expense. Improvements made to properties are capitalized if the expenditures are expected to be recovered upon the sale of the properties.

(o) Restricted Equity Securities

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest additional amounts. FHLB stock is carried at cost, classified as a restricted equity security, and periodically evaluated for impairment based on an assessment of the ultimate recovery of par value. Both cash and stock dividends are reported as income.

The Bank is also a member of the Federal Reserve System, and as such, holds stock of the Federal Reserve Bank of Atlanta (Federal Reserve Bank). Federal Reserve Bank stock is carried at cost, classified as a restricted equity security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

(p) Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Bank’s tax returns remain open to audit under the statute of limitations by the IRS and various states for the years ended December 31, 2012 through 2015.

It is the Bank’s policy to recognize interest and/or penalties related to income tax matters in income tax expense.

F-14	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

(q) Stock-Based Compensation

Stock-based compensation expense is recognized based on the fair value of the portion of stock-based payment awards that are ultimately expected to vest, reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods, if actual forfeitures differ from those estimates. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Bank’s common stock at the date of grant is used for restricted stock awards. Compensation expense is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation expense is recognized on a straight-line basis over the requisite service period for the entire award. For awards with performance vesting criteria, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the performance period.

(r) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was approximately $310,000, $460,000 and $203,000 for the years ended December 31, 2015, 2014 and 2013, respectively.

(s) Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(t) Derivative Instruments

Derivative instruments are recorded on the balance sheet at their respective fair values. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. If the derivative instrument is not designated as a hedge, the gain or loss on the derivative instrument is recognized in earnings in the period of change.

The Bank enters into interest rate swaps (swaps) to facilitate customer transactions and meet their financing needs. Upon entering into these arrangements to meet customer needs, the Bank enters into offsetting positions with large U.S. financial institutions in order to minimize risk to the Bank. These swaps are derivatives, but are not designated as hedging instruments.

The Bank also has forward starting cash flow hedges to manage its future interest rate exposure. These derivative contracts have been designated as hedges and, as such, changes in the fair value of these derivative instruments are recorded in other comprehensive income (loss). The Bank prepares written hedge documentation for all derivatives which are designated as hedges. The written hedge documentation includes identification of, among other items, the risk management objective, hedging instrument, hedged item and methodologies for assessing and measuring hedge effectiveness and ineffectiveness, along with support for management’s assertion that the hedge will be highly effective.

The effective portion of the changes in the fair value of a derivative that is highly effective and that has been designated and qualifies as a cash flow hedge are initially recorded in accumulated other comprehensive income (loss) and subsequently reclassified into earnings in the same period during which the hedged item affects earnings. The ineffective portion, if any, would be recognized in current period earnings.

F-15	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

The Bank discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative is settled or terminates, or treatment of the derivative as a hedge is no longer appropriate or intended. When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income (loss) are amortized into earnings over the same periods which the hedged transactions will affect earnings.

Cash flows resulting from the derivative financial instruments that are accounted for as hedges are classified in the cash flow statement in the same category as the cash flows of the items being hedged.

(u) Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and unrealized gains and losses on cash flow hedges which are also recognized as separate components of equity.

(v) Fair Value Measurements

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

(w) Restriction on Cash Balances

Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with their applicable Federal Reserve Bank based principally on the type and amount of their deposits. The Bank was required to have a reserve balance of $27,105,000 and $20,212,000 at December 31, 2015 and 2014, respectively. The reserve balance that the Bank must maintain at the Federal Reserve Bank of Atlanta is included in interest-bearing deposits in financial institutions as of December 31, 2015 and 2014.

(x) Subsequent Events

The Bank has evaluated subsequent events for recognition and disclosure through July 1, 2016, which is the date the financial statements were available to be issued.

(y) Income Per Common Share

Basic net income per share available to common stockholders (EPS) is computed by dividing net income available to common stockholders by the weighted average common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The difference between basic and diluted weighted average shares outstanding is attributable to convertible preferred stock, common stock options and warrants. The dilutive effect of outstanding convertible preferred stock, common stock options and warrants is reflected in diluted EPS by application of the treasury stock method.

F-16	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

For the years ended December 31, 2015, 2014, and 2013 respectively, approximately 203,000, 133,000 and 188,000 of antidilutive stock options were excluded from the diluted earnings per common share calculation under the treasury stock method.

The following is a summary of the basic and diluted earnings per share calculation for each of the years in the three-year period ended December 31, 2015 (in thousands except share data):

	2015	2014	2013
Basic net income per share calculation:
Numerator – Net income	$7,559	$4,992	$6,408
Denominator – Average common shares outstanding	8,538,970	8,456,386	8,583,105

Basic net income per share	$0.89	$0.59	$0.75

Diluted net income per share calculation:
Numerator – Net income	$7,559	$4,992	$6,408
Denominator – Average common shares outstanding	8,538,970	8,456,386	8,583,105
Dilutive shares contingently issuable	1,842,925	1,824,658	1,826,645

Average diluted common shares outstanding	10,381,895	10,281,044	10,409,750

Diluted net income per share	$0.73	$0.49	$0.62

(z) Recently Issued Accounting Pronouncements

ASU 2014-09, Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which outlines a single comprehensive model for use in accounting for revenue arising from contracts with customers, and supersedes most current revenue recognition guidance. The ASU was originally effective for fiscal years and interim periods beginning after December 15, 2016. In August 2015, FASB issued ASU 2015-14 which delays the effective date. The effective date will be annual reporting periods beginning after December 15, 2017, and the interim periods within that year. The Bank is evaluating the potential impact of adoption of ASU 2014-09.

ASU 2016-02, Leases

In February 2016, the FASB issued guidance in the form of a FASB ASU, “Leases”. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain optional practical expedients available. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Bank is evaluating the impact of the pending adoption of the new standard on the Bank’s financial statements and disclosures.

F-17	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

ASU 2016-13, Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses, which outlines changes to replace the incurred loss impairment methodology currently in place with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. The ASU is effective for fiscal years and interim periods beginning after December 15, 2019. The adoption of ASU 2016-13 is expected to have a significant impact on the Bank’s operations and financial statements.

(aa) Reclassifications

Certain reclassifications have been made to the 2013 and 2014 balances to conform to the presentation for 2015. The reclassifications had no effect on net income for any of the periods presented.

(2) Business Combinations

On February 3, 2014, the Bank completed its acquisition of Farmington Financial Group, LLC (Farmington), a Tennessee limited liability company headquartered in Nashville, Tennessee. Farmington primarily originates residential real estate loans that are sold in the secondary market. The Bank acquired all the assets and liabilities of Farmington for approximately $6.4 million in total consideration. The operations of Farmington are included in the Bank’s financial statements beginning February 3, 2014. Pre-acquisition amounts in 2014 are not significant.

Goodwill of approximately $6.2 million arising from the acquisition consisted largely of synergies and the cost savings resulting from the combining of the operations of the companies. At the time of acquisition, the amount of goodwill that was expected to be deductible for income taxes purposes was approximately $4.0 million. The following table summarizes the consideration paid for Farmington and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date (in thousands):

Consideration:
Cash	$3,000
Equity instruments	1,148
Contingent consideration	2,206

Fair value of total consideration transferred	$6,354

Fair value of assets acquired:
Loans held for sale	$4,111
Premises and equipment	102

Total assets acquired	4,213

Fair value of liabilities assumed:
Warehouse line of credit	3,996
Other liabilities	31

Total liabilities assumed	4,027

Total identifiable net assets acquired	186

Goodwill	6,168

$6,354

F-18	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

The fair value of loans held for sale was determined based on contracts with investors. Fair values for all other assets and liabilities assumed was based upon book value, which approximated fair value. Contingent consideration is based on a five year earn-out, payable annually. As of the acquisition date the total contingent consideration payable was estimated to range from $2.0 million to $4.2 million on an undiscounted basis. The fair value of contingent consideration is based on an income approach utilizing a discounted cash flow model.

(3) Investment Securities

Investment securities have been classified in the balance sheet according to management’s intent. The Bank’s classification of securities at December 31, 2015 and 2014 was as follows (in thousands):

	December 31, 2015
	Amortized Cost	Gross unrealized gains	Gross unrealized (losses)	Estimated fair value
Securities available for sale:
U. S. government-sponsored agencies	$19,562	$16	$(36)	$19,542
Obligations of states and political subdivisions	13,776	99	(7)	13,868
Mortgage-backed securities:
Residential mortgage pass through securities:
Guaranteed by GNMA	4,756	—	(63)	4,693
Issued by FNMA and FHLMC	70,582	—	(888)	69,694
Other residential mortgage-backed securities:
Issued or guaranteed by FNMA, FHLMC, or GNMA	44,490	13	(510)	43,993
Asset-backed securities	22,814	—	(1,221)	21,593

Total	$175,980	$128	$(2,725)	$173,383

Securities held to maturity:
Obligations of states and political subdivisions	$37,005	$3,245	$—	$40,250
Mortgage-backed securities:
Residential mortgage pass through securities:
Guaranteed by GNMA	2,277	55	—	2,332
Issued by FNMA and FHLMC	3,812	65	—	3,877

Total	$43,094	$3,365	$—	$46,459

F-19	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

	December 31, 2014
	Amortized Cost	Gross unrealized gains	Gross unrealized (losses)	Estimated fair value
Securities available for sale:
U. S. government-sponsored agencies	$15,590	$18	$(26)	$15,582
Obligations of states and political subdivisions	8,753	—	(88)	8,665
Mortgage-backed securities:
Residential mortgage pass through securities:
Guaranteed by GNMA	3,902	—	(29)	3,873
Issued by FNMA and FHLMC	102,390	91	(630)	101,851
Other residential mortgage-backed securities:
Issued or guaranteed by FNMA, FHLMC, or GNMA	75,811	85	(620)	75,276
Commercial mortgage-backed securities:
Issued by nonagencies	2,819	—	(86)	2,733
Asset-backed securities	23,930	—	(319)	23,611
Other debt securities	5,006	8	—	5,014

Total	$238,201	$202	$(1,798)	$236,605

Securities held to maturity:
Obligations of states and political subdivisions	$36,923	$2,927	$—	$39,850
Mortgage-backed securities:
Residential mortgage pass through securities:
Guaranteed by GNMA	2,791	97	—	2,888
Issued by FNMA and FHLMC	4,130	114	—	4,244

Total	$43,844	$3,138	$—	$46,982

During the third quarter of 2013, approximately $36,789,000 of available for sale securities were transferred to the held to maturity category. The transfers of the securities into the held to maturity category from the available for sale category were made at fair value at the date of transfer. The unrealized holding loss at the date of the transfer continues to be reported in a separate component of shareholders’ equity and is being amortized over the remaining life of the securities as an adjustment of yield in a manner consistent with the amortization of the premiums and discounts.

The amortized cost and fair value of debt and equity securities at December 31, 2015, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Amortized cost	Estimated fair value
Available for sale:
Due one to five years	$10,846	$10,837
Due five to ten years	22,492	22,573
Mortgage-backed securities	119,828	118,380
Asset-backed securities	22,814	21,593

	$175,980	$173,383

F-20	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

	Amortized cost	Estimated fair value
Held to maturity:
Due one to five years	$9,695	$10,621
Due five to ten years	21,582	23,282
Due beyond ten years	5,728	6,347
Mortgage-backed securities	6,089	6,209

	$43,094	$46,459

Results from sales of debt and equity securities were as follows (in thousands):

	Year ended December 31
	2015	2014
Available for sale:
Proceeds from sales of securities	$90,445	$161,603
Gross realized gains	261	520
Gross realized losses	(206)	(507)

Securities with a carrying value of $146,921,000 and $148,272,000 at December 31, 2015 and 2014, respectively, were pledged to collateralize public deposits, securities sold under repurchase agreements, derivative positions and Federal Home Loan Bank advances.

At December 31, 2015 and 2014, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

F-21	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

The following tables show the Bank’s securities with unrealized losses, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

	Less than 12 months		12 months or more		Total
December 31, 2015	Estimated fair value	Gross unrealized (losses)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
Available for sale:
U. S. government-sponsored agencies	$13,100	$(36)	$—	$—	$13,100	$(36)
Obligations of states and political subdivisions	3,099	(7)	—	—	3,099	(7)
Mortgage-backed securities:
Residential mortgage pass through securities:
Guaranteed by GNMA	4,693	(63)	—	—	4,693	(63)
Issued by FNMA and FHLMC	64,249	(789)	5,446	(99)	69,695	(888)
Other residential mortgage-backed securities:
Issued or guaranteed by FNMA, FHLMC, or GNMA	28,212	(215)	10,814	(295)	39,026	(510)
Asset-backed securities	—	—	21,593	(1,221)	21,593	(1,221)

Total available for sale	$113,353	$(1,110)	$37,853	$(1,615)	$151,206	$(2,725)

December 31, 2014
Available for sale:
U. S. government-sponsored agencies	$10,542	$(26)	$—	$—	$10,542	$(26)
Obligations of states and political subdivisions	6,636	(88)	—	—	6,636	(88)
Mortgage-backed securities:
Residential mortgage pass through securities:
Guaranteed by GNMA	—	—	3,873	(29)	3,873	(29)
Issued by FNMA and FHLMC	23,178	(94)	38,805	(536)	61,983	(630)
Other residential mortgage-backed securities:
Issued or guaranteed by FNMA, FHLMC, or GNMA	39,931	(163)	16,675	(457)	56,606	(620)
Commercial mortgage-backed securities:
Issued by nonagencies	—	—	2,733	(86)	2,733	(86)
Asset-backed securities	—	—	23,611	(319)	23,611	(319)

Total available for sale	$80,287	$(371)	$85,697	$(1,427)	$165,984	$(1,798)

Declines in the fair value of securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment of available for sale securities related to other factors is recognized in other comprehensive income

F-22	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

(loss). In estimating other-than-temporary impairment losses, management considers, among other things, the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of the Bank to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. The unrealized losses shown above are primarily due to increases in market rates over the yields available at the time of purchase of the underlying securities and not credit quality. Because the Bank does not intend to sell these securities and it is more likely than not that the Bank will not be required to sell the securities before recovery of their amortized cost bases, which may be maturity, the Bank does not consider these securities to be other than temporarily impaired at December 31, 2015. There were no other-than-temporary impairments for the years ended December 31, 2015 and 2014.

(4) Loans and Allowance for Loan and Lease Losses

Loans at December 31, 2015 and 2014 were as follows (in thousands):

	2015	2014
Commercial real estate:	$251,197	$219,793
Consumer real estate	93,785	77,688
Construction and land development	52,522	46,193
Commercial and industrial	353,442	333,613
Consumer	8,668	7,911
Other	50,197	29,393

Total	809,811	714,591
Less net unearned income	(1,415)	(1,514)

	808,396	713,077
Allowance for loan and lease losses	(10,132)	(11,282)

	$798,264	$701,795

At December 31, 2015, variable-rate and fixed-rate loans totaled $401,800,000 and $408,011,000, respectively. At December 31, 2014, variable-rate and fixed-rate loans totaled $292,777,000 and $421,814,000, respectively. Fixed-rate loans include certain variable-rate loans that have reached their respective floor rates.

F-23	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

The following table details the activity in the allowance for loan and lease losses by loan classification from December 31, 2012 to December 31, 2015 (in thousands):

	Commercial real estate	Consumer real estate	Construction and land development	Commercial and industrial	Consumer	Other	Total
Balances, December 31, 2012	$1,178	$624	$191	$5,526	$159	$536	$8,214
Charged-off loans	(1)	(593)	(36)	(290)	(273)	—	(1,193)
Recoveries	—	23	—	381	96	—	500
Provision for loan and lease losses	231	634	177	253	99	(456)	938

Balances, December 31, 2013	$1,408	$688	$332	$5,870	$81	$80	$8,459
Charged-off loans	(92)	(57)	—	(816)	(182)	—	(1,147)
Recoveries	—	21	—	52	28	—	101
Provision for loan and lease losses	219	(31)	76	3,434	148	23	3,869

Balances, December 31, 2014	1,535	621	408	8,540	75	103	11,282

Charged-off loans	—	(173)	—	(3,033)	—	—	(3,206)
Recoveries	31	68	—	299	7	—	405
Provision for loan and lease losses	1,313	452	506	(1,113)	21	472	1,651

Balances, December 31, 2015	$2,879	$968	$914	$4,693	$103	$575	$10,132

The following table presents the balance in the allowance for loan and lease losses and the recorded investment in loans by loan classification and based on impairment method as of December 31, 2015 and 2014 (in thousands):

December 31, 2015	Allowance for loan and lease losses
	Individually evaluated for impairment	Collectively evaluated for impairment	Acquired with deteriorated credit quality	Total
Commercial real estate	$565	$2,314	$—	$2,879
Consumer real estate	—	968	—	968
Construction and land development	—	914	—	914
Commercial and industrial	—	4,693	—	4,693
Consumer	—	103		103
Other	—	575	—	575

Total	$565	$9,567	$—	$10,132

	Loans
	Individually evaluated for impairment	Collectively evaluated for impairment	Acquired with deteriorated credit quality	Total
Commercial real estate	$1,948	$249,249	$—	$251,197
Consumer real estate	604	93,181	—	93,785
Construction and land development	—	52,522	—	52,522
Commercial and industrial	—	353,442	—	353,442
Consumer	—	8,543	—	8,543
Other	125	50,197	—	50,322

Total	$2,677	$807,134	$—	$809,811

F-24	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

December 31, 2014	Allowance for loan and lease losses
	Individually evaluated for impairment	Collectively evaluated for impairment	Acquired with deteriorated credit quality	Total
Commercial real estate	$285	$1,250	$—	$1,535
Consumer real estate	173	448	—	621
Construction and land development	—	235	173	408
Commercial and industrial	2,400	6,140	—	8,540
Consumer	—	75	—	75
Other	—	103	—	103

Total	$2,858	$8,251	$173	$11,282

	Loans
	Individually evaluated for impairment	Collectively evaluated for impairment	Acquired with deteriorated credit quality	Total
Commercial real estate	$2,165	$217,628	$—	$219,793
Consumer real estate	592	77,056	40	77,688
Construction and land development	—	45,058	1,135	46,193
Commercial and industrial	3,806	329,807	—	333,613
Consumer	—	7,911	—	7,911
Other	—	29,393	—	29,393

Total	$6,563	$706,853	$1,175	$714,591

F-25	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

The following table presents information related to impaired loans as of and for the years ended December 31, 2015 and 2014 (in thousands):

	December 31, 2015			Year ended December 31, 2015
	Recorded investment	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized
With no related allowance recorded:
Commercial real estate	$—	$—	$—	$42	$—
Consumer real estate	604	681	—	357	—
Construction and land development	—	—	—	—	—
Commercial and industrial	—	—	—	594	—
Consumer	125	125	—	63	5
Other	—	—	—	—	—

Subtotal	729	806	—	1,056	5

With an allowance recorded:
Commercial real estate	1,948	1,948	565	2,015	—
Consumer real estate	—	—	—	262	—
Construction and land development	—	—	—	568	—
Commercial and industrial	—	—	—	1,309	—
Consumer	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	1,948	1,948	565	4,154	—

Total	$2,677	$2,754	$565	$5,210	$5

F-26	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

	December 31, 2014			Year ended December 31, 2014
	Recorded investment	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized
With no related allowance recorded:
Commercial real estate	$83	$120	$—	$915	$—
Consumer real estate	109	120	—	205	—
Construction and land development	—	—	—	—	—
Commercial and industrial	1,188	1,638	—	594	—
Consumer	—	—	—	6	—
Other	—	—	—	—	—

Subtotal	1,380	1,878	—	1,720	—

With an allowance recorded:
Commercial real estate	2,082	2,082	285	1,661	—
Consumer real estate	523	600	173	516	—
Construction and land development	1,135	1,623	173	1,064	—
Commercial and industrial	2,618	2,618	2,400	3,728	—
Consumer	—	—	—	29	—
Other	—	—	—	—	—

Subtotal	6,358	6,923	3,031	6,998	—

Total	$7,738	$8,801	$3,031	$8,718	$—

The recorded investment in loans excludes accrued interest receivable and loan origination fees, net due to immateriality. For purposes of this disclosure, the unpaid principal balance is not reduced for partial charge-offs.

Non-accrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. Impaired loans include commercial loans that are individually evaluated for impairment and deemed impaired (i.e., individually classified impaired loans) as well as TDRs for all loan classifications.

The following table presents the recorded investment in non-accrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2015 and December 31, 2014 (in thousands):

	Non-Accrual		Loans Past Due Over 90 Days Still Accruing
	2015	2014	2015	2014
Commercial real estate	$1,948	$2,165	$—	$—
Consumer real estate	616	632	—	—
Construction and land development	—	1,135	—	—
Commercial and industrial	—	3,806	—	—
Consumer	125	—	—	—
Other	—	—	—	—

Total	$2,689	$7,738	$—	$—

F-27	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

The following table presents the aging of the recorded investment in past-due loans as of December 31, 2015 and 2014 by class of loans (in thousands):

December 31, 2015	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial real estate	$—	$—	$1,948	$1,948	$249,249	$251,197
Consumer real estate	100	54	616	770	93,015	93,785
Construction and land development	—	—	—	—	52,522	52,522
Commercial and industrial	—	—	—	—	353,442	353,442
Consumer	—	—	125	125	8,543	8,668
Other	—	—	—	—	50,197	50,197

Total	$100	$54	$2,689	$2,843	$806,968	$809,811

December 31, 2014
Commercial real estate	$3,590	$—	$83	$3,673	$216,120	$219,793
Consumer real estate	12	—	564	576	77,112	77,688
Construction and land development	—	—	—	—	46,193	46,193
Commercial and industrial	1,338	—	—	1,338	332,275	333,613
Consumer	—	—	—	—	7,911	7,911
Other	—	—	—	—	29,393	29,393

Total	$4,940	$—	$647	$5,587	$709,004	$714,591

Credit Quality Indicators

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes all commercial loans, and consumer relationships with an outstanding balance greater than $500,000, individually and assigns each loan a risk rating. This analysis is performed on a continual basis by the relationship managers and credit department personnel. On at least an annual basis an independent party performs a formal credit risk review of a sample of the loan portfolio. Among other things, this review assesses the appropriateness of the loan’s risk rating. The Bank uses the following definitions for risk ratings:

•	Watch – Borrowers with declining earnings, strained cash flow, increasing leverage, and/or weakening fundamentals that indicate above average risk.

•	Special Mention – A special-mention asset possesses deficiencies or potential weaknesses deserving of management’s attention. If uncorrected, such weaknesses or deficiencies may expose the Bank to an increased risk of loss in the future.

•	Substandard – A substandard asset is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified substandard.

F-28	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

•	Doubtful – A doubtful asset has all weaknesses inherent in one classified substandard, with the added characteristic that weaknesses make collection or liquidation in full, on the basis of existing facts, conditions, and values, highly questionable and improbable. The probability of loss is extremely high, but certain important and reasonable specific pending factors which may work to the advantage and strengthening of the asset exist, therefore, its classification as an estimated loss is deferred until a more exact status may be determined. Pending factors include proposed merger, acquisition or liquidation procedures, capital injection, perfecting liens on additional collateral, and refinancing plans.

Loans not falling into the criteria above are considered to be pass-rated loans. The Bank utilizes five loan grades within the pass risk rating.

The following table provides the risk category of loans by applicable class of loans as of December 31, 2015 and 2014 (in thousands):

December 31, 2015	Commercial real estate	Construction and land development	Commercial and industrial	Other	Total
Pass	$239,221	$52,522	$331,156	$50,197	$673,096
Watch	10,028	—	6,950	—	16,978
Special mention	—	—	6,230	—	6,230
Substandard	1,948	—	9,106	—	11,054

Total loans	$251,197	$52,522	$353,442	$50,197	$707,358

December 31, 2014
Pass	$212,005	$44,242	$305,593	$29,393	$591,233
Watch	2,874	816	7,804	—	11,494
Special mention	988	—	9,948	—	10,936
Substandard	3,926	1,135	10,268	—	15,329

Total loans	$219,793	$46,193	$333,613	$29,393	$628,992

None of the Bank’s loans had a risk rating of “Doubtful” as of December 31, 2015 and 2014, respectively. For consumer real estate and consumer loan classes, the Bank also evaluates credit quality based on payment activity. The following table presents the payment activity category of loans by class of loans evaluated under this method as of December 31, 2015 and 2014 (in thousands):

December 31, 2015	Consumer real estate	Consumer	Total
Performing	$93,181	$8,543	$101,724
Nonperforming	604	125	729

Total	$93,785	$8,668	$102,453

December 31, 2014
Performing	$77,056	$7,911	$84,967
Nonperforming	632	—	632

Total	$77,688	$7,911	$85,599

F-29	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

Troubled Debt Restructurings

As of December 31, 2015 and 2014, the Bank has a recorded investment in troubled debt restructurings of $0.1 million and $2.6 million, respectively. The Bank has allocated $0 and $2.4 million of specific allowance for those loans at December 31, 2015 and 2014 and there are no commitments to lend additional amounts.

The modification of the terms of the consumer loan completed during the year ended December 31, 2015 included allowing interest only payments until maturity. The modification of the terms of the commercial and industrial loan completed during the year ended December 31, 2014 included allowing interest only payments until maturity.

The following table presents loans by class modified as troubled debt restructurings that occurred during the years ended December 31, 2015 and 2014 (dollars in thousands).

December 31, 2015	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Consumer	1	$125	$125

The troubled debt restructurings described above did not impact the allowance for loan losses nor did it result in any charge-offs during the year ended December 31, 2015.

December 31, 2014	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial and industrial	1	$2,618	$2,618

The troubled debt restructurings described above increased the allowance for loan losses by $2.4 million and resulted in no charge-offs during the year ended December 31, 2014.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the year ended December 31, 2015. There were no subsequent payment defaults within twelve months following the modification for any troubled debt restructurings during the year ending December 31, 2014.

Troubled Debt Restructurings That Subsequently Defaulted:

December 31, 2015	Number of Loans	Recorded Investment
Commercial and industrial	1	$—

The troubled debt restructurings that subsequently defaulted did not increase the allowance for loan losses and resulted in $2.5 million of charge-offs during the year ended December 31, 2015.

F-30	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Bank’s loan policy.

Purchased Credit Impaired Loans

The Bank has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of those loans was as follows for the years ended December 31 (in thousands):

	2015	2014
Construction and land development	$—	$1,623
Consumer real estate	—	51

Total	$—	$1,674

Accretable yield, or income expected to be collected, was as follows (in thousands):

	2015	2014
Balance at January 1	$(190)	$(297)
New loans purchased	—	—
Accretion of income	499	255
Reclassifications from nonaccretable difference	(309)	(148)
Disposals	—	—

Balance at December 31	$—	$(190)

For those purchased impaired loans disclosed above, the Bank reduced the allowance for loan and lease losses by $173,000 and 167,000 during 2015 and 2014, respectively.

Leases

The Bank has entered into various direct finance leases. The leases are reported as part of consumer and other loans. The lease terms vary from two to six years. The components of the direct financing leases as of December 31, 2015 and 2014 were as follows (in thousands):

	2015	2014
Total minimum lease payments receivable	$5,215	$7,186
Less:
Unearned income	(321)	(609)

Net leases	$4,894	$6,577

F-31	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

The future minimum lease payments receivable under the direct financing leases as of December 31, 2015 are as follows (in thousands):

Year ending December 31:
2016	$2,418
2017	2,110
2018	331
2019	302
2020	54

$5,215

(5) Premises and Equipment

Premises and equipment at December 31, 2015 and 2014 are summarized as follows (in thousands):

	Range of useful lives	2015	2014
Land	Not applicable	$1,180	$1,370
Buildings	39 years	3,586	3,577
Leasehold improvements	2 to 10 years	1,174	1,168
Furniture and equipment	3 to 7 years	2,431	3,061

		8,371	9,176
Less accumulated depreciation and amortization		(3,399)	(3,514)

		$4,972	$5,662

Depreciation and amortization expense for the years ended December 31, 2015, 2014 and 2013 totaled $506,000 and $626,000 and $656,000, respectively.

The Bank leases certain properties under noncancelable lease arrangements. The leases have various terms, and maturity dates, including extensions through 2028. The leases have various other terms including payments for common area maintenance, escalation increases over the term of the lease and various renewal options. Rent expense related to these leases for 2015, 2014 and 2013 totaled $1,018,000, $994,000 and $643,000 respectively.

Future minimum payments under these operating leases as of December 31, 2015 are as follows (in thousands):

Year ending December 31:
2016	$1,057
2017	805
2018	1,126
2019	933
2020	951
Thereafter	11,511

$16,383

F-32	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

(6) Goodwill and Intangible Assets

Goodwill

The change in goodwill during the years ended December 31, 2015 and 2014, respectively, was as follows (in thousands):

	2015	2014
Beginning of year	$6,219	$51
Acquired goodwill	—	6,168
Impairment	—	—

End of year	$6,219	$6,219

Impairment exists when a reporting unit’s carrying value of goodwill exceeds its fair value. At October 31, 2015, the Bank’s reporting unit had positive equity and the Bank elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment.

Acquired Intangible Assets

Acquired intangible assets at December 31, 2015 and 2014 were as follows (in thousands):

	2015		2014
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core deposit intangibles	$287	$(162)	$287	$(108)

Aggregate amortization expense was $54,000 for 2015, 2014 and 2013.

Estimated amortization expense for each of the next five years is as follows (in thousands):

Year ending December 31:
2016	$54
2017	48
2018	23
2019	—
2020	—

F-33	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

(7) Other Real Estate Owned

Other real estate owned activity was as follows (in thousands):

	2015	2014
Beginning balance	$575	$1,451
Loans transferred to other real estate owned	—	92
Direct write-downs	—	(89)
Sales of other real estate owned	(359)	(879)

End of year	$216	$575

Other real estate owned is presented net of the valuation allowance which is allocated to the specific properties held.

Activity in the valuation allowance was as follows during the years ended December 31, 2015 and 2014, respectively (in thousands):

	2015	2014
Beginning balance	$450	$978
Additions/(recoveries) charged/(credited) to expense	—	—
Reductions from sales of other real estate owned	—	(617)
Direct write-downs	—	89

End of year	$450	$450

Expenses related to other real estate owned during the years ended December 31, 2015 and 2014, respectively include (in thousands):

	2015	2014
Net loss on sales	$4	$89
Provision for unrealized losses	—	89
Operating expenses, net of rental income	30	65

Total	$34	$243

(8) Deposits

Time deposits that meet or exceed the FDIC deposit insurance limit of $250,000 at December 31, 2015 and 2014 were $84,248,000 and $82,122,000.

Scheduled maturities of time deposits for the next five years are as follows (in thousands):

Maturity:
2016	$146,315
2017	28,564
2018	25,456
2019	16,740
2020	3,608

$220,683

F-34	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

At December 31, 2015 and 2014, the Bank had $216,000 and $19,000 of deposit accounts in overdraft status that were reclassified to loans in the accompanying balance sheets.

(9) Securities Sold under Repurchase Agreements

Securities sold under repurchase agreements are secured by securities with a carrying amount of $3,724,000 and $24,470,000 at December 31, 2015 and 2014.

Securities sold under repurchase agreements are financing arrangements that mature at various dates. At maturity, the securities underlying the agreements are returned to the Bank. The underlying securities are typically held by other financial institutions and are designated as pledged. Information concerning securities sold under repurchase agreements is summarized as follows (in thousands):

	2015	2014
Average daily balance during the year	$6,489	$11,212
Average interest rate during the year	0.23%	0.21%
Maximum month-end balance during the year	$15,862	$18,670
Weighted average interest rate at year-end	0.25%	0.20%

(10) Federal Home Loan Bank Advances

As a member of the Federal Home Loan Bank of Cincinnati (FHLB), the Bank is eligible for advances from the FHLB pursuant to the terms of various borrowing agreements. At December 31, advances from the FHLB were as follows (in thousands):

	2015	2014
Maturities, 2016, fixed rates ranging from 0.34% to 0.81%, averaging 0.63%	$30,000	$20,000
Maturity 2016, floating rate at 0.78%	15,000	—

Total	$45,000	$20,000

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances are collateralized by investment securities, FHLB stock and $33,865,000 and $39,153,000 of first mortgage loans under a blanket lien arrangement at December 31, 2015 and 2014. Based on this collateral and the Bank’s holdings of FHLB stock the Bank is eligible to borrow up to a total of $45,000,000 at December 31, 2015. No additional funds were available to borrow from the FHLB at December 31, 2015.

Payments over the next five years are as follows (in thousands):

2016	$45,000
2017	—
2018	—
2019	—
2020	—

$45,000

F-35	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

(11) Income Taxes

The components of income tax expense are summarized as follows (in thousands):

	2015	2014	2013
Current:
Federal	$2,794	$1,630	$2,202
State	168	333	522

	2,962	1,963	2,724

Deferred:
Federal	314	373	851
State	194	76	174

	508	449	1,025

Total	$3,470	$2,412	$3,749

A reconciliation of actual income tax expense in the financial statements to the “expected” tax expense (computed by applying the statutory federal income tax rate of 34% to income before income taxes) for the years ended December 31, 2015, 2014 and 2013 is as follows (in thousands):

	2015	2014	2013
Computed “expected” tax expense	$3,750	$2,517	$3,453
State income taxes, net of effect of federal income taxes	239	270	459
Tax-exempt interest income	(367)	(311)	(194)
Earnings on bank owned life insurance contracts	(213)	(223)	(5)
Disallowed expenses	71	62	50
Expiration of capital loss carryforward	—	98	—
Other	(10)	(1)	(14)

Total	$3,470	$2,412	$3,749

F-36	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

Significant items that gave rise to deferred taxes at December 31, 2015 and 2014 were as follows (in thousands):

	2015	2014
Deferred tax assets:
Allowance for loan and lease losses	$3,787	$4,170
Depreciation	341	286
Net operating loss carryforward	1,705	1,875
Excess of rent expense deducted in the financial statements over amounts deducted for tax purposes	84	98
Organization and preopening costs amortized over a fifteen-year period for tax purposes, expensed for financial statements as incurred	1,142	1,305
Stock-based compensation not currently deductible	941	965
Acquired loans	401	736
Acquired deposits	109	176
Nonaccrual interest	60	164
Write-downs of other real estate	171	172
Accrued incentive compensation	694	344
Reserve for contingencies	63	64
Accrued contributions	140	15
Unrealized loss on securities available for sale	995	611
Unrealized loss on securities held to maturity	816	879
Cash flow hedge	1,209	1,327
Contingent liability	399	91
Accrued vacation	53	47

Deferred tax assets	13,110	13,325

Deferred tax liabilities:
FHLB stock	10	10
Goodwill	204	92
Amortization of core deposit intangible	47	69

Deferred tax liabilities	261	171

Net deferred tax asset	$12,849	$13,154

At December 31, 2015, the Bank had federal net operating loss carryforwards of approximately $5,014,000, which expire at various dates from 2029 to 2032. Deferred tax assets are fully recognized because the benefits are more likely than not to be realized based on management’s estimation of future taxable earnings.

There are no significant unrecognized income tax benefits as of December 31, 2015 or 2014. As of December 31, 2015, the Bank has no accrued interest or penalties related to uncertain tax positions.

(12) Commitments and Contingencies

The Bank is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the results of operations or financial position of the Bank.

F-37	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

The Bank has entered into various Federal funds guideline facilities with certain time restrictions on outstanding borrowings. The lines are generally renewable annually and bear interest at a variable rate equivalent to the correspondent bank’s daily internal lending rate. The combined lines provide for up to $110,000,000 in borrowings at December 31, 2015. No amounts are outstanding as of December 31, 2015.

During 2013, the Bank entered into a master repurchase agreement with another institution whereby the Bank could borrow money against the transfer of securities or other assets. As of December 31, 2015, the Bank did not have any outstanding borrowings related to this facility, and therefore, no exposure to fluctuations in the market value of transferred assets.

(13) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the balance sheet (in thousands).

	Contract or notional amount
	2015	2014
Financial instruments whose contract amounts represent credit risk:
Unused commitments to extend credit	$384,837	$342,344
Standby letters of credit	13,450	15,187

Total	$398,287	$357,531

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. The guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees are extended for one year. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

(14) Concentration of Credit Risk

Substantially all of the Bank’s loans, commitments, and standby letters of credit have been granted to customers in the Bank’s market area. The concentrations of credit by type of loan are set forth in Note 4 to the financial statements.

F-38	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

At December 31, 2015 and 2014, the Bank’s cash and due from banks, federal funds sold and interest-bearing deposits in financial institutions aggregated $14,000,000 and $13,000,000, respectively, in excess of insured limits.

(15) Regulatory Matters and Restrictions on Dividends

The Company and the Bank are subject to regulatory capital requirements administered by the Federal Reserve and the Bank is also subject to the regulatory capital requirements of the Tennessee Department of Financial Institutions. Failure to meet capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that could, in that event, have a material adverse effect on the institutions’ financial statements. The relevant regulations require the Company and the Bank to meet specific capital adequacy guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting principles. The capital classifications of the Company and the Bank are also subject to qualitative judgments by their regulators about components, risk weightings, and other factors. Those qualitative judgments could also affect the capital status of the Company and the Bank and the amount of dividends the Company and the Bank may distribute. The final rules implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Bank on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Capital amounts and ratios as of December 31, 2014 are calculated using Basel I rules. Management believes as of December 31, 2015, the Bank met all regulatory capital adequacy requirements to which it was subject.

The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of “prompt corrective action” to resolve the problems of undercapitalized insured depository institutions. Under this system, federal banking regulators have established five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. For example, institutions in all three undercapitalized categories are automatically restricted from paying distributions and management fees, whereas only an institution that is significantly undercapitalized or critically undercapitalized is restricted in its compensation paid to senior executive officers. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

At year-end 2015 and 2014, the Bank was well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification that management believes have changed the Bank’s category.

F-39	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

The Bank’s actual and required capital amounts and ratios are presented in the following table (in thousands). Only the Bank’s capital amounts and ratios are presented as of December 31, 2015 and December 31, 2014 because the share exchange had not yet occurred.

	Actual		Minimum capital requirement		Minimum to be well-capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2015:
Total capital to risk-weighted assets	$116,047	11.4%	$81,224	8.0%	$101,530	10.0%
Tier I capital to risk-weighted assets	105,749	10.4	60,918	6.0	81,224	8.0
Common equity tier 1 capital	90,272	8.9	45,688	4.5	65,994	6.5
Tier I capital to average assets	105,749	9.3	45,328	4.0	56,660	5.0

At December 31, 2014:
Total capital to risk-weighted assets	$107,960	11.5%	$74,810	8.0%	$93,512	10.0%
Tier I capital to risk-weighted assets	96,512	10.3	37,405	4.0	56,107	6.0
Tier I capital to average assets	96,512	8.6	45,152	4.0	56,440	5.0

Under Tennessee banking law, the Bank is subject to restrictions on the payment of dividends. Banking regulations limit the amount of dividends that may be paid without prior approval of the Tennessee Department of Financial Institutions. Under these regulations, the amount of dividends that may be paid in any calendar year without prior approval of the Tennessee Department of Financial Institutions is limited to the current year’s net income, combined with the retained net income of the preceding two years, subject to the capital requirements described above. The Bank’s payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividends if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Based on these regulations, the Bank was eligible to pay $18,959,000 and $20,798,000 of dividends as of December 31, 2015 and 2014, respectively. However, no dividend payments were made in 2015 or 2014.

(16) Nonvoting and Series A Preferred Stock and Stock Warrants

Nonvoting Common Stock

The Bank has authorized 5,000,000 shares of its common stock as nonvoting common stock. The nonvoting common stock has the same rights and privileges as the common stock other than the nonvoting designation. Under certain conditions, as outlined in the Bank’s charter, the nonvoting stock may be converted, on a one-to-one basis, to common stock. No nonvoting common stock has been issued as of December 31, 2015.

Preferred Stock

In conjunction with its initial capital issuance in 2008, the Bank issued 1,609,756 shares of Series A Preferred Stock to certain shareholders. The Series A Preferred Stock is noncumulative, perpetual and, except as otherwise

F-40	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

provided below or pursuant to Tennessee law, nonvoting. Holders of Series A Preferred Stock participate equally in dividends paid on the common stock on an as converted basis. In addition, the Series A Preferred Stock is convertible to nonvoting common stock upon the occurrence of certain underwritten public offerings and certain transfers or proposed transfers by the Bank’s organizing shareholders. The Series A Preferred Stock contains a liquidation preference and certain antidilution provisions. Holders of Series A Preferred Stock also have certain consent rights with respect to changes to the Bank’s charter or bylaws that would materially adversely affect the preferences, rights and powers of such stock and the right to receive certain financial reports.

Warrants

In conjunction with the issuance of the 1,609,756 shares of the Series A Preferred Stock, the holders of such stock were issued 500,000 warrants to purchase shares of the Bank’s nonvoting common stock at a purchase price of $10.25 per share. The warrants are exercisable at any time and expire ten years from the date of grant of July 14, 2008. As of December 31, 2015, no warrants have been exercised.

As part of the initial offering, each organizer of the Bank (Organizers) who became a director of the Bank received a warrant to purchase, at the purchase price of $10.00 per share, 10,000 shares of the Bank’s common stock. These warrants were issued in compliance with the FDIC’s policy on noncash compensation in recognition of the Organizers considerable contribution of time, expertise, and capital. The Bank issued warrants to purchase 60,000 shares of common stock to these organizers. The warrants expire ten years from date of grant of July 14, 2008. As of December 31, 2015, no warrants have been exercised.

In addition, each subscriber for shares who is a Tennessee resident or any entity controlled by a Tennessee resident and invested a minimum of $500,000 in the offering, received a warrant to purchase additional shares of common stock equal to 5% of accepted subscriptions at the purchase price of $10.00 per share. The Bank issued warrants to purchase 237,069 shares of common stock to these subscribers. The warrants expire ten years from date of grant of July 14, 2008. As of December 31, 2015, no warrants have been exercised.

(17) Shareholders’ Agreement

In June 2008, the Bank entered into a shareholders’ agreement (the Shareholders’ Agreement) with certain investors (the Investors). Among other things, the Shareholders’ Agreement permits the Investors to nominate an individual for election to the board of directors and certain tag-along rights. In the event certain Organizers of the Bank sell their shares or upon the fourth anniversary date of the Shareholders’ Agreement, the Investors can request the board of directors to consider, in good faith, the propriety and timing of a public offering of the common stock. As no such offering had been completed prior to the commencement of the Bank’s seventh fiscal year (2014), the Investors have the right to cause the Bank to complete an initial public offering (IPO). The Bank would be responsible for all costs related to the IPO.

(18) Stock Options and Restricted Shares

The Bank has a share based compensation plan as described below. Total compensation cost that has been charged against income for those plans was $438,000, $261,000, and $306,000 for 2015, 2014 and 2013, respectively.

During 2008, the board of directors of the Bank approved the CapStar Bank 2008 Stock Incentive Plan (the Plan). The Plan is intended to provide incentives to certain officers, employees, and directors to stimulate their efforts toward the continued success of the Bank and to operate and manage the business in a manner that will

F-41	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

provide for the long-term growth and profitability of the Bank. Additionally the Plan is intended to encourage stock ownership to align the interests of employees and shareholders and to provide a means of obtaining, rewarding and retaining officers, employees, and directors. The Plan reserved 1,569,475 shares of stock for issuance of stock incentives. Stock incentives include both restricted share and stock option grants. Total shares issuable under the plan are 300,909 at December 31, 2015.

Restricted Shares

Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at the issue date. The fair value of each restricted stock grant is based on valuations performed by independent consultants. The recipients have the right to vote and receive dividends but cannot sell, transfer, assign, pledge, hypothecate, or otherwise encumber the restricted stock until the shares have vested. Restricted shares fully vest on the third anniversary of the grant date. A summary of the changes in the Bank’s nonvested restricted shares for 2015 follows:

Nonvested Shares	Restricted Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	52,681	$9.80
Granted	111,202	11.49
Vested	(18,763)	9.80
Forfeited	(6,667)	9.71

Nonvested at end of year	138,453	$11.16

As of December 31, 2015, there was $958,000 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.3 years. The total fair value of shares vested during the years ended December 31, 2015 and 2014 was $184,000 and $212,000.

Stock Options

Option awards are generally granted with an exercise price equal to the fair value of the Bank’s common stock at the date of grant, determined based on the most recent valuation performed by an independent consultant. Option awards generally have a three year vesting period and a ten year contractual term.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the table below. Expected volatility is based on calculations performed by management using industry data. The Bank’s expected dividend yield is 0.00% because the Bank has not intended, and does not intend, to pay dividends for the foreseeable future. The expected term of options granted was calculated using the “simplified” method for plain vanilla options as permitted under authoritative literature. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

F-42	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

The fair value of options granted was determined using the following weighted average assumptions as of the grant date (There were no stock option grants issued during 2014):

	2015	2014
Dividend yield	—	—
Expected term (in years)	7.29	—
Expected stock price volatility	21.26%	—
Risk-free interest rate	1.86%	—
Pre-vest forfeiture rate	10.33%	—

A summary of the activity in stock options for 2015 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Outstanding at beginning of year	1,069,750	$10.32
Granted	70,000	11.41
Exercised	(1,000)	10.00
Forfeited or expired	(120,250)	10.08

Outstanding at end of year	1,018,500	$10.42	4.1

Fully vested and expected to vest	1,005,611	$10.41	4.0

Exercisable at end of year	898,500	$10.26	3.5

Information related to stock options during each year follows:

	2015	2014
Intrinsic value of options exercised	$1,410	$11,100
Cash received from option exercises	10,000	75,000
Tax benefit realized from option exercises	900	6,818
Weighted average fair value of options granted	3.20	—

As of December 31, 2015, there was $158,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 3.0 years.

(19) Employment Contracts

The Bank has entered into employment contracts with certain senior executives with various expiration dates. Each of the contracts has an option for annual renewal by mutual agreement. The agreements specify that in certain terminating events the Bank will be obligated to provide certain benefits and pay each of the senior executives severance based on their annual salaries and bonuses. These terminating events include termination of employment without “Cause” (as defined in the agreements) or in certain other circumstances specified in the agreements.

F-43	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

(20) Employee Benefit Plans

The Bank has a Retirement Savings 401(k) Plan in which employees may participate. The Bank has elected a safe harbor 401(k) plan and as such is required to make an annual contribution of 3% of the employees’ salaries annually. An employee does not have to contribute to receive the employer contribution. In addition, the Bank may make an additional discretionary contribution up to 6% of the employees’ salaries annually. For the years ended December 31, 2015, 2014 and 2013, the Bank contributed $469,000, $426,000 and $306,000, respectively, to the 401(k) Plan.

The Bank also has a Health Reimbursement Plan in place to offset the cost of healthcare deductibles for employees. At the end of the year, up to one-half of the unused balance in the employee’s account will be available for the following year up to a maximum of the deductible for that employee.

(21) Derivative Instruments

The Bank utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.

Interest Rate Swaps Designated as Cash Flow Hedges

Forward starting interest rate swaps with notional amounts totaling $35 million and $65 million as of December 31, 2015 and 2014, respectively, were designated as cash flow hedges of certain liabilities and were determined to be fully effective during all periods presented. As such, no amount of ineffectiveness has been included in net income. Therefore, the aggregate fair value of the swaps is recorded in other assets (liabilities) with changes in fair value recorded in other comprehensive income (loss). The amount included in accumulated other comprehensive income (loss) would be reclassified to current earnings should the hedges no longer be considered effective. The Bank expects the hedges to remain fully effective during the remaining terms of the swaps.

Summary information about the interest-rate swaps designated as cash flow hedges as of year-end was as follows (dollars in thousands):

	2015	2014
Notional amounts	$35,000	$65,000
Weighted average pay rates	3.67%	3.36%
Weighted average receive rates	3 month LIBOR	3 month LIBOR
Weighted average maturity	7.4 years	7.2 years
Fair value	$(3,158)	$(3,466)
Amount of unrealized loss recognized in accumulated other comprehensive income (loss), net of tax	$(1,949)	$(2,139)

Cash flows have not begun on these forward starting interest rate swaps and therefore, no interest income (expense) was recorded on these swap transactions during 2015 and 2014. Cash flows begin at various dates between September 2016 and June 2017.

F-44	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

Pursuant to its interest rate swap agreements, the Bank pledged collateral to the counterparties in the form of investment securities with a carrying value of $6,338,000 at December 31, 2015. There was no collateral posted from the counterparties to the Bank as of December 31, 2015. It is possible that the Bank may need to post additional collateral in the future or that the counterparties may be required to post collateral to the Bank in the future.

Other Interest Rate Swaps

The Bank also enters into swaps to facilitate customer transactions and meet their financing needs. Upon entering into these transactions the Bank enters into offsetting positions with large U.S. financial institutions in order to minimize risk to the Bank. A summary of the Bank’s customer related interest rate swaps is as follows (in thousands):

	December 31
	2015		2014
	Notional amount	Estimated fair value	Notional amount	Estimated fair value
Interest rate swap agreements:
Pay fixed/receive variable swaps	$45,675	$(726)	$44,800	$(817)
Pay variable/receive fixed swaps	45,675	726	44,800	817

Total	$91,350	$—	$89,600	$—

(22) Related Party

The Bank may enter into loan transactions with certain directors, executive officers, significant shareholders, and their affiliates. Such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with persons not affiliated with the Bank, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. None of these loans were impaired at December 31, 2015 or 2014. Activity within these loans during the year ended December 31, 2015 was as follows (in thousands):

	Total commitment	Total funded commitment
Balance December 31, 2014	$27,484	$20,067
New commitments/draw downs	17	1,966
Repayments	—	(4,263)

Balance December 31, 2015	$27,501	$17,770

Deposits from directors, executive officers, significant shareholders and their affiliates at December 31, 2015 and 2014 were $12.7 million and $16.9 million, respectively.

One director provided consulting services to the Bank. The Bank incurred $30,000 of expense in 2015 related to these services. In addition, the Bank also paid $100,000 to a shareholder of the Bank for the lease of one of the Bank’s branches.

F-45	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

(23) Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:	Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Bank used the following methods and significant assumptions to estimate fair value:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded and values debt securities by relying on quoted prices for the specific securities and the securities’ relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). See below for additional discussion of Level 3 valuation methodologies and significant inputs. The fair values of all securities are determined from third party pricing services without adjustment.

Derivatives-Interest Rate Swaps: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). The Bank’s derivatives are traded in an over-the-counter market where quoted market prices are not always available. Therefore, the fair values of derivatives are determined using quantitative models that utilize multiple market inputs. The inputs will vary based on the type of derivative, but could include interest rates, prices and indices to generate continuous yield or pricing curves, prepayment rates, and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. The fair values of all interest rate swaps are determined from third party pricing services without adjustment.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan and lease losses is generally based on recent appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available for similar loans and collateral underlying such loans. Such adjustments result in a Level 3 classification of the inputs for determining fair value. Collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on at least a quarterly basis for additional impairment and adjusted in accordance with the loan policy.

F-46	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach with data from comparable properties. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Appraisals may be adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and/or management’s expertise and knowledge of the collateral. Such adjustments result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Loans Held For Sale: Loans held for sale are carried at the lower of cost or fair value, which is evaluated on a pool-level basis. The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan or other observable market data, such as outstanding commitments from third party investors (Level 2).

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	Fair value measurements at December 31, 2015
	Carrying Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Securities available for sale:
U.S. government-sponsored agencies	$19,542	$—	$19,542	$—
Obligations of states and political subdivisions	13,868	—	13,868	—
Mortgage-backed securities-residential	118,380	—	118,380	—
Asset-backed securities	21,593	3,526	18,067	—

Total securities available for sale	$173,383	$3,526	$169,857	$—

Derivatives:
Interest rate swaps – customer related	$726	$—	$726	$—

Liabilities:
Derivatives:
Interest rate swaps – customer related	$(726)	$—	$(726)	$—
Interest rate swaps – cash flow hedges	(3,158)	—	(3,158)	—

Total derivatives	$(3,884)	$—	$(3,884)	$—

F-47	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

	Fair value measurements at December 31, 2014
	Carrying Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Securities available for sale:
U.S. government-sponsored agencies	$15,582	$—	$15,582	$—
Obligations of states and political subdivisions	8,665	—	8,665	—
Mortgage-backed securities-residential	181,000	—	181,000	—
Mortgage-backed securities-commercial	2,733	—	2,733	—
Asset-backed securities	23,611	4,160	19,451	—
Other debt securities	5,014	—	5,014	—

Total securities available for sale	$236,605	$4,160	$232,445	$—

Derivatives:
Interest rate swaps – customer related	$817	$—	$817	$—

Liabilities:
Derivatives:
Interest rate swaps – customer related	$(817)	$—	$(817)	$—
Interest rate swaps – cash flow hedges	(3,466)	—	(3,466)	—

Total derivatives	$(4,283)	$—	$(4,283)	$—

Assets measured at fair value on a nonrecurring basis are summarized below (in thousands):

	Fair value measurements at December 31, 2015
	Carrying Value	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets:
Impaired loans:
Commercial real estate	$1,383	—	—	1,383
Other real estate owned:
Construction and land development	216	—	—	216

F-48	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

	Fair value measurements at December 31, 2014
	Carrying Value	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets:
Impaired loans:
Commercial real estate	$1,797	—	—	1,797
Consumer real estate	350	—	—	350
Construction and land development	962	—	—	962
Commercial and industrial	218	—	—	218
Other real estate owned:
Construction and land development	451	—	—	451

The following table presents quantitative information about Level 3 fair value measurements for assets measured at fair value on a nonrecurring basis at December 31, 2015 and 2014 (dollars in thousands):

December 31, 2015	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted- Average)
Impaired loans:
Commercial real estate	$1,383	Sales comparison approach	Appraisal discounts	20%

Other real estate owned:
Construction and land development	216	Sales comparison approach	Appraisal discounts	15%

December 31, 2014	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted- Average)
Impaired loans:
Commercial real estate	$1,797	Sales comparison approach	Appraisal discounts	15%

Consumer real estate	350	Sales comparison approach	Appraisal discounts	15%

Construction and land development	962	Income Approach	Constant prepayment rate Probability of default Loss severity	0% 20%-40% (25%) 0%-10% (2%)

Commercial and industrial	218	Sales comparison approach	Inventory liquidation discount	75%

Other real estate owned:
Construction and land development	451	Sales comparison approach	Appraisal discounts	15%

F-49	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

Fair Value of Financial Instruments

The carrying value and estimated fair values of the Bank’s financial instruments at December 31, 2015 and 2014 were as follows (in thousands):

	2015		2014
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and due from banks, interest-bearing deposits in financial institutions	$93,455	$93,455	$69,775	$69,775
Federal funds sold	6,730	6,730	4,159	4,159
Securities available for sale	173,383	173,383	236,605	236,605
Securities held to maturity	43,094	46,459	43,844	46,982
Loans held for sale	35,729	36,552	15,386	15,725
Restricted equity securities	5,414	N/A	5,065	N/A
Loans, net	798,264	806,030	701,795	706,999
Accrued interest receivable	3,030	3,030	2,633	2,633
Bank owned life insurance	21,299	21,299	20,672	20,672
Other assets	726	726	817	817
Financial liabilities:
Deposits	1,038,460	1,035,978	981,057	979,091
Securities sold under repurchase agreements	3,755	3,755	14,837	14,837
Federal Home Loan Bank advances	45,000	44,926	20,000	19,918
Accrued interest payable	177	177	214	214
Other liabilities	6,536	6,536	6,727	6,727

The methods and assumptions, not previously presented, used to estimate fair values are described as follows:

(a) Cash and Due from Banks, Interest-Bearing Deposits in Financial Institutions

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

(b) Federal Funds Sold

Federal funds sold clear on a daily basis. For this reason, the carrying amount is a reasonable estimate of fair value.

(c) Restricted Equity Securities

It is not practical to determine the fair value of restricted securities due to restrictions placed on their transferability.

(d) Loans, net

The fair value of the Bank’s loan portfolio includes a credit risk assumption in the determination of the fair value of its loans. This credit risk assumption is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction. The Bank’s loan portfolio is initially fair valued using a segmented approach. The Bank divides its loan portfolio into the following categories: variable rate loans,

F-50	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

impaired loans and all other loans. The results are then adjusted to account for credit risk. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values approximate carrying values. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. The values derived from the discounted cash flow approach for each of the above portfolios are then further discounted to incorporate credit risk. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

(e) Bank Owned Life Insurance

For bank owned life insurance, the carrying amount is based on the cash surrender value and is a reasonable estimate of fair value.

(f) Other Assets

Included in other assets are certain interest rate swap agreements and the cash flow hedge relationships. The fair values of interest rate swap agreements and the cash flow hedge relationships are based on independent pricing services that utilize pricing models with observable market inputs.

(g) Deposits

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounted cash flow models, using current market interest rates offered on certificates with similar remaining maturities.

(h) Securities Sold under Repurchase Agreements

The securities sold under repurchase agreements are payable upon demand. For this reason, the carrying amount is a reasonable estimate of fair value.

(i) Federal Home Loan Bank Advances

The fair value of fixed rate Federal Home Loan Bank Advances is estimated using discounted cash flow models, using current market interest rates offered on certificates, advances and other borrowings with similar remaining maturities.

(j) Accrued Interest Receivable/Payable

The carrying amounts of accrued interest approximate fair value.

(k) Other Liabilities

Included in other liabilities are certain interest rate swap agreements, the cash flow hedge relationships and contingent consideration. The fair values of interest rate swap agreements and the cash flow hedge relationships are based on independent pricing services that utilize pricing models with observable market inputs. The fair value of contingent consideration is estimated by a discounted cash flow model that utilizes various unobservable inputs.

F-51	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

(l) Off-Balance Sheet Instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of commitments is not material.

(m) Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank’s entire holdings of a particular instrument. Because no market exists for a significant portion of the Bank’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on estimating on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, fixed assets are not considered financial instruments and their value has not been incorporated into the fair value estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

F-52	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

(24) Accumulated Other Comprehensive Income (Loss)

The following were changes in accumulated other comprehensive income (loss) by component, net of tax, for the years ending December 31, 2015 and 2014 (in thousands):

December 31, 2015	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available for Sale Securities	Unrealized Losses on Securities Transferred to Held to Maturity	Total
Beginning Balance	$(2,139)	$723	$(1,418)	$(2,834)
Other comprehensive income (loss) before reclassification	(1,542)	(652)	206	(1,988)
Amounts reclassified from accumulated other comprehensive income (loss)	(23)	34	(103)	(92)

Net current period other comprehensive income (loss)	(1,565)	(618)	103	(2,080)

Ending Balance	$(3,704)	$105	$(1,315)	$(4,914)

December 31, 2014
Beginning Balance	$142	$(1,428)	$(1,520)	$(2,806)
Other comprehensive income (loss) before reclassification	(2,281)	2,143	204	66
Amounts reclassified from accumulated other comprehensive income (loss)	—	8	(102)	(94)

Net current period other comprehensive income (loss)	(2,281)	2,151	102	(28)

Ending Balance	$(2,139)	$723	$(1,418)	$(2,834)

F-53	(Continued)

CAPSTAR BANK

Notes to Financial Statements

December 31, 2015 and 2014

The following were significant amounts reclassified out of each component of accumulated other comprehensive income (loss) for the year ending December 31, 2015 (in thousands):

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified from Accumulated Other Comprehensive Income (Loss)	Affected Line Item in the Statement Where Net Income is Presented
Unrealized losses on cash flow hedges	$(37)	Interest expense – savings and money market accounts
	14	Income tax expense

	$(23)	Net of tax

Unrealized gains and losses on available for sale securities	$55	Net gain on sale of securities
	(21)	Income tax expense

	$34	Net of tax

Unrealized losses on securities transferred to held to maturity	$(167)	Interest income – securities
	64	Income tax expense

	$(103)	Net of tax

The following were significant amounts reclassified out of each component of accumulated other comprehensive income (loss) for the year ending December 31, 2014 (in thousands):

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified from Accumulated Other Comprehensive Income (Loss)	Affected Line Item in the Statement Where Net Income is Presented
Unrealized gains and losses on available for sale securities	$13	Net gain on sale of securities
	(5)	Income tax expense

	$8	Net of tax

Unrealized losses on securities transferred to held to maturity	$(166)	Interest income – securities
	64	Income tax expense

	$(102)	Net of tax

(25) Subsequent Event

On February 5, 2016 the shareholders of the Bank approved and entered into a share exchange with Capstar Financial Holdings, Inc. (the Holding Company) to facilitate the formation of a one-bank holding company that owns all of the issued and outstanding shares of the Bank. As such, the Bank became a wholly owned subsidiary of the Holding Company. Each share of the Bank’s common and preferred stock was exchanged for and converted into Holding Company common and preferred stock. All outstanding warrants issued by the Bank, restricted stock and stock options granted under the stock option plans of the Bank were assumed by the Holding Company.

CAPSTAR FINANCIAL HOLDINGS, INC. & SUBSIDIARY

Condensed Consolidated Balance Sheets

	June 30, 2016 (unaudited)	December 31, 2015
Assets
Cash and due from banks	$8,365	$8,265
Interest-bearing deposits in financial institutions	85,116	85,190
Federal funds sold	4,065	6,730

Total cash and cash equivalents	97,546	100,185

Securities available for sale, at fair value	171,337	173,383
Securities held to maturity, fair value of $48,171 and $46,459 at June 30, 2016 and December 31, 2015, respectively	43,331	43,094
Loans held for sale	57,014	35,729
Loans and leases	887,437	808,396
Less allowance for loan and lease losses	(10,454)	(10,132)

Loans, net	876,983	798,264

Premises and equipment, net	4,749	4,896
Restricted equity securities	5,518	5,414
Accrued interest receivable	3,270	3,030
Goodwill	6,219	6,219
Core deposit intangible	98	125
Other real estate owned	—	216
Deferred tax assets	11,695	12,850
Bank owned life insurance	21,599	21,299
Other assets	11,059	2,097

Total assets	$1,310,418	$1,206,801

Liabilities and Shareholders’ Equity
Deposits:
Non-interest-bearing	$193,542	$190,580
Interest-bearing	314,325	189,983
Savings and money market accounts	440,900	437,215
Time	194,534	220,683

Total deposits	1,143,301	1,038,461
Securities sold under repurchase agreements	—	3,755
Federal Home Loan Bank advances	40,000	45,000
Accrued interest payable	199	177
Other liabilities	12,600	10,822

Total liabilities	1,196,100	1,098,215

Shareholders’ equity:
Series A convertible preferred stock, $1 par value. Authorized, 5,000,000 shares; issued and outstanding, 1,609,756 shares	1,610	1,610
Common stock, voting, $1 par value; 20,000,000 shares authorized; 8,683,902 and 8,577,051 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	8,684	8,577
Additional paid-in capital	95,629	95,277
Retained earnings	12,096	8,036
Accumulated other comprehensive loss, net of income tax	(3,701)	(4,914)

Total shareholders’ equity	114,318	108,586

Total liabilities and shareholders’ equity	$1,310,418	$1,206,801

See accompanying notes to condensed consolidated financial statements (unaudited).

CAPSTAR FINANCIAL HOLDINGS, INC. & SUBSIDIARY

Condensed Consolidated Statements of Income

(Unaudited)

	Six Months Ended June 30,
	2016	2015
Interest income:
Loans, including fees	$18,873	$16,405
Securities:
Taxable	1,810	2,284
Tax-exempt	549	524
Federal funds sold	9	10
Restricted equity securities	139	133
Interest-bearing deposits in financial institutions	133	74

Total interest income	21,513	19,430

Interest expense:
Interest-bearing deposits	692	350
Savings and money market accounts	1,451	1,389
Time deposits	1,020	1,072
Federal funds purchased	8	7
Securities sold under agreements to repurchase	1	9
Federal Home Loan Bank advances	183	84

Total interest expense	3,355	2,911

Net interest income	18,158	16,519
Provision for loan and lease losses	1,120	721

Net interest income after provision for loan and lease losses	17,038	15,798

Noninterest income:
Service charges on deposit accounts	529	432
Loan commitment fees	572	325
Net gain (loss) on sale of securities	125	57
Net gain on sale of loans	3,002	2,950
Other noninterest income	711	567

Total noninterest income	4,939	4,331

Noninterest expense:
Salaries and employee benefits	10,156	9,422
Data processing and software	1,203	1,214
Professional fees	757	739
Occupancy	781	791
Equipment	843	758
Regulatory fees	492	462
Other real estate expense	14	27
Other operating	1,715	1,637

Total noninterest expense	15,961	15,050

Income before income taxes	6,016	5,079
Income tax expense	1,956	1,649

Net income	$4,060	$3,430

Per share information:
Basic net income per common share	$0.47	$0.40

Diluted net income per common share	$0.38	$0.33

Weighted average shares outstanding:
Basic	8,655,561	8,512,628

Diluted	10,624,004	10,342,198

See accompanying notes to condensed consolidated financial statements (unaudited).

CAPSTAR FINANCIAL HOLDINGS, INC. & SUBSIDIARY

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Six Months Ended June 30,
	2016	2015
Net income	$4,060	$3,430
Other comprehensive income (loss):
Unrealized gains (losses) on securities available for sale:
Unrealized holding gains (losses) arising during the period	3,573	49
Reclassification adjustment for gains included in net income	(125)	(57)
Tax effect	(1,320)	3

Net of tax	2,128	(5)

Unrealized losses on securities transferred to held to maturity:
Reclassification adjustment for losses included in net income	84	84
Tax effect	(32)	(32)

Net of tax	52	52

Unrealized gains (losses) on cash flow hedges:
Unrealized holding gains (losses) arising during the period	(1,847)	(253)
Reclassification adjustment for losses included in net income	173	—
Tax effect	707	(198)

Net of tax	(967)	(451)

Other comprehensive income (loss)	1,213	(404)

Comprehensive income	$5,273	$3,026

See accompanying notes to condensed consolidated financial statements (unaudited).

CAPSTAR FINANCIAL HOLDINGS, INC. & SUBSIDIARY

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

	Preferred stock	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
		Shares	Amount
Balance December 31, 2014	$1,610	8,471,516	$8,472	$94,926	$477	$(2,834)	$102,651
Issuance of restricted common stock, net of forfeitures	—	61,902	61	(61)	—	—	—
Stock-based compensation expense	—	—	—	173	—	—	173
Net income	—	—	—	—	3,430	—	3,430
Other comprehensive income	—	—	—	—	—	(404)	(404)

Balance June 30, 2015	$1,610	8,533,418	$8,533	$95,038	$3,907	$(3,238)	$105,850

Balance December 31, 2015	$1,610	8,577,051	$8,577	$95,277	$8,036	$(4,914)	$108,586
Issuance of restricted common stock, net of forfeitures	—	105,851	106	(106)	—	—	—
Stock-based compensation expense	—	—	—	431	—	—	431
Excess tax benefit from stock compensation	—	—	—	18	—	—	18
Exercise of common stock warrants	—	1,000	1	9	—	—	10
Net income	—	—	—	—	4,060	—	4,060
Other comprehensive income	—	—	—	—	—	1,213	1,213

Balance June 30, 2016	$1,610	8,683,902	$8,684	$95,629	$12,096	$(3,701)	$114,318

See accompanying notes to condensed consolidated financial statements (unaudited).

CAPSTAR FINANCIAL HOLDINGS, INC. & SUBSIDIARY

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2016	2015
Cash flows from operating activities:
Net income	$4,060	$3,430
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan and lease losses	1,120	721
Accretion of discounts on acquired loans and deferred fees	(751)	(730)
Depreciation and amortization	223	318
Net amortization of premiums on investment securities	680	817
Securities (gains) losses, net	(125)	(57)
Net gain on sale of loans and leases	(3,002)	(2,950)
Net loss on disposal of premises and equipment	—	15
Net gain on sale of other real estate owned	(157)	(5)
Stock-based compensation	431	173
Excess tax benefit from stock compensation	(18)	—
Deferred income tax expense	510	36
Origination of loans held for sale	(236,915)	(224,641)
Proceeds from loans held for sale	215,809	192,058
Net (increase) decrease in accrued interest receivable and other assets	(2,004)	143
Net increase (decrease) in accrued interest payable and other liabilities	(878)	(576)

Net cash used in operating activities	(21,017)	(31,248)

Cash flows from investing activities:
Activities in securities available for sale:
Purchases	(39,528)	(40,854)
Sales	34,139	25,965
Maturities, prepayments and calls	10,369	14,292
Activities in securities held to maturity:
Maturities, prepayments and calls	806	387
Purchase of restricted equity securities	(104)	(128)
Net increase in loans	(83,746)	(14,598)
Proceeds from sale of other real estate	373	245

Net cash used in investing activities	(77,735)	(14,691)

Cash flows from financing activities:
Net increase (decrease) in deposits	104,840	(13,322)
Proceeds from Federal Home Loan Bank advances	—	15,000
Payments on Federal Home Loan Bank advances	(5,000)	—
Proceeds from federal funds purchased	—	25,000
Exercise of common stock warrants	10	—
Excess tax benefit from stock compensation	18	—
Termination of interest rate swap agreement	—	(771)
Net decrease in repurchase agreements	(3,755)	(8,574)

Net cash provided by financing activities	96,113	17,333

Net decrease in cash and cash equivalents	(2,639)	(28,606)
Cash and cash equivalents at beginning of period	100,185	73,934

Cash and cash equivalents at end of period	$97,546	$45,328

Supplemental disclosures of cash paid:
Interest paid	$3,333	$2,900
Income taxes	2,329	1,127

Supplemental disclosures of noncash transactions:
Loans charged off to the allowance for loan and lease losses	$807	$3,206
Sale of loan not settled at period end	$7,481	$—
Loans transferred from held for sale to held for investment	$2,823	$—
Purchase of investment security not settled at period end	$1,000	$—

See accompanying notes to condensed consolidated financial statements (unaudited).

CAPSTAR FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements as of and for the period ended June 30, 2016 include CapStar Financial Holdings, Inc. and its wholly owned subsidiary, CapStar Bank (the “Bank”, together referred to as the “Company”). The financial statements as of and for the period ended June 30, 2015 and December 31, 2015 only include CapStar Bank because the share exchange pursuant to which CapStar Financial Holdings, Inc., a bank holding company and a Tennessee corporation, became the parent company of CapStar Bank had not yet taken place. On February 5, 2016, CapStar Financial Holdings, Inc. acquired all of the Bank’s issued and outstanding shares of common stock and preferred stock, and the Bank became the wholly owned subsidiary of CapStar Financial Holdings, Inc.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) interim reporting requirements, and therefore do not include all information and footnotes necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with U.S. GAAP. All adjustments consisting of normally recurring accruals that, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations for the periods presented have been included. These unaudited condensed consolidated financial statements should be read in conjunction with CapStar Bank’s audited financial statements included elsewhere in this registration statement.

NOTE 2 – SECURITIES

The amortized cost and fair value of securities available-for-sale and held-to-maturity at June 30, 2016 and December 31, 2015 are summarized as follows (in thousands):

	June 30, 2016				December 31, 2015
	Amortized Cost	Gross unrealized gains	Gross unrealized (losses)	Estimated fair value	Amortized Cost	Gross unrealized gains	Gross unrealized (losses)	Estimated fair value
Securities available for sale:
U. S. government agency securities	$5,519	$97	$—	$5,616	$19,562	$16	$(36)	$19,542
State and municipal securities	17,131	666	(2)	17,795	13,776	99	(7)	13,868
Mortgage-backed securities	125,616	1,162	(142)	126,636	119,828	13	(1,461)	118,380
Asset-backed securities	22,220	—	(930)	21,290	22,814	—	(1,221)	21,593

Total	$170,486	$1,925	$(1,074)	$171,337	$175,980	$128	$(2,725)	$173,383

Securities held to maturity:
State and municipal securities	$37,048	$4,575	$—	$41,623	$37,005	$3,245	$—	$40,250
Mortgage-backed securities	5,283	265	—	5,548	6,089	120	—	6,209
Other debt securities	1,000	—	—	1,000	—	—	—	—

Total	$43,331	$4,840	$—	$48,171	$43,094	$3,365	$—	$46,459

F-60	(Continued)

CAPSTAR FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Security fair values are established by an independent pricing service as of the dates indicated. The difference between amortized cost and fair value reflects current interest rates and represents the potential gain (loss) had the portfolio been liquidated on those dates. Security gains (losses) are realized only in the event of dispositions prior to maturity or other-than-temporary impairment. Securities with unrealized losses as of June 30, 2016 and December 31, 2015, and the length of time they were in continuous loss positions as of such dates are as follows (in thousands):

	Less than 12 months		12 months or more		Total
June 30, 2016	Estimated fair value	Gross unrealized (losses)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
U. S. government agency securities	$—	$—	$—	$—	$—	$—
State and municipal securities	461	(2)	—	—	461	(2)
Mortgage-backed securities	13,238	(99)	7,103	(43)	20,341	(142)
Asset-backed securities	—	—	21,290	(930)	21,290	(930)

Total available for sale	$13,699	$(101)	$28,393	$(973)	$42,092	$(1,074)

December 31, 2015
U. S. government agency securities	$13,100	$(36)	$—	$—	$13,100	$(36)
State and municipal securities	3,099	(7)	—	—	3,099	(7)
Mortgage-backed securities	97,154	(1,068)	16,260	(393)	113,414	(1,461)
Asset-backed securities	—	—	21,593	(1,221)	21,593	(1,221)

Total available for sale	$113,353	$(1,111)	$37,853	$(1,614)	$151,206	$(2,725)

As noted in the table above, as of June 30, 2016, the Company had unrealized losses of $1.1 million in its investment securities portfolio. The unrealized losses associated with these investment securities are driven by changes in interest rates and are recorded as a component of equity. These investment securities will continue to be monitored as a part of our ongoing impairment analysis, but are expected to perform even if the rating agencies reduce the credit rating of the bond issuers. Management evaluates the financial performance of the issuers on a quarterly basis to determine if it is probable that the issuers can make all contractual principal and interest payments. If a shortfall in future cash flows is identified, a credit loss will be deemed to have occurred and will be recognized as a charge to earnings and a new cost basis for the security will be established.

Because the Company currently does not intend to sell any investment securities that have an unrealized loss at June 30, 2016, and it is not more-likely-than-not that we will be required to sell these investment securities before recovery of their amortized cost bases, which may be at maturity, we do not consider these securities to be other-than-temporarily impaired at June 30, 2016.

F-61	(Continued)

CAPSTAR FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The amortized cost and fair value of debt and equity securities at June 30, 2016, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Available-for-sale		Held-to-maturity
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
Due one to five years	$9,742	$9,936	$17,921	$20,007
Due five to ten years	12,714	13,277	18,004	20,301
Due beyond ten years	194	198	2,123	2,315
Mortgage-backed securities	125,616	126,636	5,283	5,548
Asset-backed securities	22,220	21,290	—	—

	$170,486	$171,337	$43,331	$48,171

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES

A summary of the loan portfolio as of June 30, 2016 and December 31, 2015 follows (in thousands):

	June 30, 2016	December 31, 2015
Commercial real estate	$275,771	$251,197
Consumer real estate	91,091	93,785
Construction and land development	63,744	52,522
Commercial and industrial	389,088	353,442
Consumer	7,486	8,668
Other	61,669	50,197

Total	888,849	809,811
Less net unearned income	(1,412)	(1,415)

	887,437	808,396
Allowance for loan and lease losses	(10,454)	(10,132)

	$876,983	$798,264

The allowance for loan and lease losses is maintained at a level that management believes to be adequate to absorb expected loan and lease losses inherent in the loan portfolio as of the balance sheet date. The allowance for loan and lease losses is a valuation allowance for estimated credit losses inherent in the loan and lease portfolio, increased by the provision for loan and lease losses and decreased by charge-offs, net of recoveries. Quarterly, the Bank estimates the allowance required using peer group loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. The Bank’s historical loss experience is based on the actual loss history by class of loan for comparable peer institutions due to the Bank’s limited loss history. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment,

should be charged off. Loan and lease losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries are credited to the allowance for loan and lease losses.

F-62	(Continued)

CAPSTAR FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following tables present the loan balances by category as well as risk rating (in thousands):

	Performing Loans
June 30, 2016	Pass	Special Mention	Substandard	Total Performing	Total Impaired Loans	Total
Commercial real estate	$274,173	$—	$—	$274,173	$1,598	$275,771
Consumer real estate	90,307	—	10	90,317	774	91,091
Construction and land development	63,744	—	—	63,744	—	63,744
Commercial and industrial	360,845	20,473	4,323	385,641	3,447	389,088
Consumer	7,471	—	15	7,486	—	7,486
Other	61,669	—	—	61,669	—	61,669

Total	$858,209	$20,473	$4,348	$883,030	$5,819	$888,849

December 31, 2015
Commercial real estate	$249,249	$—	$—	$249,249	$1,948	$251,197
Consumer real estate	93,181	—	—	93,181	604	93,785
Construction and land development	52,522	—	—	52,522	—	52,522
Commercial and industrial	338,106	6,230	9,106	353,442	—	353,442
Consumer	8,543	—	—	8,543	125	8,668
Other	50,197	—	—	50,197	—	50,197

Total	$791,798	$6,230	$9,106	$807,134	$2,677	$809,811

None of the Company’s loans had a risk rating of “Doubtful” as of June 30, 2016 or December 31, 2015.

F-63	(Continued)

CAPSTAR FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following tables detail the changes in the ALLL from December 31, 2014 to December 31, 2015 and December 31, 2015 to June 30, 2016 by loan classification and the allocation of the ALLL (in thousands):

	Commercial real estate	Consumer real estate	Construction and land development	Commercial and industrial	Consumer	Other	Total
Allowance for Loan and Lease Losses:
Balances, December 31, 2014	$1,535	$621	$408	$8,540	$75	$103	$11,282
Charged-off loans	—	(173)	—	(3,033)	—	—	(3,206)
Recoveries	31	68	—	299	7	—	405
Provision for loan and lease losses	1,313	452	506	(1,113)	21	472	1,651

Balances, December 31, 2015	$2,879	$968	$914	$4,693	$103	$575	$10,132

Collectively evaluated for impairment	$2,314	$968	$914	$4,693	$103	$575	$9,567
Individually evaluated for impairment	565	—	—	—	—	—	565
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—

Balances, December 31, 2015	$2,879	$968	$914	$4,693	$103	$575	$10,132

Loans:
Collectively evaluated for impairment	$249,249	$93,181	$52,522	$353,442	$8,543	$50,197	$807,134
Individually evaluated for impairment	1,948	604	—	—	125	—	2,677
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—

Balances, December 31, 2015	$251,197	$93,785	$52,522	$353,442	$8,668	$50,197	$809,811

F-64	(Continued)

CAPSTAR FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

	Commercial real estate	Consumer real estate	Construction and land development	Commercial and industrial	Consumer	Other	Total
Allowance for Loan and Lease Losses:
Balances, December 31, 2015	$2,879	$968	$914	$4,693	$103	$575	$10,132
Charged-off loans	(350)	—	—	(311)	(146)	—	(807)
Recoveries	—	—	—	8	1	—	9
Provision for loan and lease losses	67	—	29	647	146	231	1,120

Balances, June 30, 2016	$2,596	$968	$943	$5,037	$104	$806	$10,454

Collectively evaluated for impairment	$2,596	$968	$943	$5,037	$104	$806	$10,454
Individually evaluated for impairment	—	—	—	—	—	—	—
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—

Balances, June 30, 2016	$2,596	$968	$943	$5,037	$104	$806	$10,454

Loans:
Collectively evaluated for impairment	$274,173	$90,317	$63,744	$385,641	$7,486	$61,669	$883,030
Individually evaluated for impairment	1,598	774	—	3,447	—	—	5,819
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—

Balances, June 30, 2016	$275,771	$91,091	$63,744	$389,088	$7,486	$61,669	$888,849

The following table presents the allocation of the ALLL for each respective loan category with the corresponding percentage of loans in each category to total loans, net of deferred fees as of June 30, 2016 and December 31, 2015:

	June 30, 2016		December 31, 2015
	Amount	Percent of total loans, net of deferred fees	Amount	Percent of total loans, net of deferred fees
Commercial real estate	$2,596	0.29%	$2,879	0.36%
Consumer real estate	968	0.11	968	0.12
Construction and land development	943	0.11	914	0.11
Commercial and industrial	5,037	0.57	4,693	0.58
Consumer	104	0.01	103	0.01
Other	806	0.09	575	0.07

Total allowance for loan and lease losses	$10,454	1.18%	$10,132	1.25%

F-65	(Continued)

CAPSTAR FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following table presents the Company’s impaired loans that were evaluated for specific loss allowance as of June 30, 2016 and December 31, 2015 (in thousands):

	June 30, 2016			Six months ended June 30, 2016
	Recorded investment	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized
With no related allowance recorded:
Commercial real estate	$1,598	$1,948	$—	$799	$—
Consumer real estate	774	1,074	—	689	—
Construction and land development	—	—	—	—	—
Commercial and industrial	3,447	3,447	—	1,724	—
Consumer	—	—	—	63	—
Other	—	—	—	—	—

Subtotal	5,819	6,469	—	3,275	—

With an allowance recorded:
Commercial real estate	—	—	—	974	—
Consumer real estate	—	—	—	—	—
Construction and land development	—	—	—	—	—
Commercial and industrial	—	—	—	—	—
Consumer	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	—	—	—	974	—

Total	$5,819	$6,469	$—	$4,249	$—

F-66	(Continued)

CAPSTAR FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

	December 31, 2015			Year ended December 31, 2015
	Recorded investment	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized
With no related allowance recorded:
Commercial real estate	$—	$—	$—	$42	$—
Consumer real estate	604	681	—	357	—
Construction and land development	—	—	—	—	—
Commercial and industrial	—	—	—	594	—
Consumer	125	125	—	63	5
Other	—	—	—	—	—

Subtotal	729	806	—	1,056	5

With an allowance recorded:
Commercial real estate	1,948	1,948	565	2,015	—
Consumer real estate	—	—	—	262	—
Construction and land development	—	—	—	568	—
Commercial and industrial	—	—	—	1,309	—
Consumer	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	1,948	1,948	565	4,154	—

Total	$2,677	$2,754	$565	$5,210	$5

Nonperforming Loans

The following table presents the recorded investment in non-accrual loans and troubled debt restructurings by class of loans as of June 30, 2016 and December 31, 2015 (in thousands):

	Non-Accrual		Troubled Debt Restructurings
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Commercial real estate	$1,598	$1,948	$—	$—
Consumer real estate	784	616	—	—
Construction and land development	—	—	—	—
Commercial and industrial	3,447	—	—	—
Consumer	—	125	—	125
Other	—	—	—	—

Total	$5,829	$2,689	$—	$125

As of June 30, 2016 and December 31, 2015, all loans classified as nonperforming were deemed to be impaired. The Bank had no loans past due 90 days or more that were not on nonaccrual status as of June 30, 2016 and December, 31, 2015.

NOTE 4 – INCOME TAXES

The provision for income taxes was $1.96 million and $1.65 million for the six months ended June 30, 2016 and 2015, respectively. The provision represented an effective tax rate of 32.5% for the six months ended

F-67	(Continued)

CAPSTAR FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

June 30, 2016 and 2015. The effective tax rate compared favorably to the statutory federal rate of 34% and Tennessee excise tax rate of 6.5% primarily due to investments in qualified municipal securities, company owned life insurance, state tax credits and net of the effect of certain non-deductible expenses.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the balance sheet.

The following table sets forth outstanding financial instruments whose contract amounts represent credit risk as of June 30, 2016 and December 31, 2015 (in thousands):

	Contract or notional amount
	June 30, 2016	December 31, 2015
Financial instruments whose contract amounts represent credit risk:
Unused commitments to extend credit	$447,930	$384,837
Standby letters of credit	11,067	13,450

Total	$458,997	$398,287

The Company is party to litigation and claims arising in the normal course of business. Management believes that the liabilities, if any, arising from such litigation and claims as of June 30, 2016, will not have a material impact on the financial statements of the Company.

NOTE 6 – REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies such as the Company.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios set forth in the following table. Management believes, as of June 30, 2016, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2016, the Bank was well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since June 30, 2016 that management believes have changed the Bank’s category.

F-68	(Continued)

CAPSTAR FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The Company’s and the Bank’s capital amounts and ratios as of June 30, 2016 are presented in the following table (in thousands). Only the Bank’s capital amounts and ratios are presented as of December 31, 2015 because the share exchange had not yet occurred.

	Actual		Minimum capital requirement (1)		Minimum to be well-capitalized (2)
	Amount	Ratio	Amount	Ratio	Amount		Ratio
At June 30, 2016:
Total capital to risk-weighted assets:
CapStar Financial Holdings, Inc.	$120,889	10.7%	$90,617	8.0%	$	N/A	N/A
CapStar Bank	121,020	10.7	90,707	8.0		113,384	10.0
Tier I capital to risk-weighted assets:
CapStar Financial Holdings, Inc.	110,269	9.7	67,962	6.0		N/A	N/A
CapStar Bank	110,400	9.7	68,030	6.0		90,707	8.0
Common equity Tier 1 capital to risk weighted assets:
CapStar Financial Holdings, Inc.	94,451	8.3	50,972	4.5		N/A	N/A
CapStar Bank	94,582	8.3	51,023	4.5		73,700	6.5
Tier I capital to average assets:
CapStar Financial Holdings, Inc.	110,269	8.9	49,552	4.0		N/A	N/A
CapStar Bank	110,400	8.9	49,588	4.0		61,984	5.0

At December 31, 2015:
Total capital to risk-weighted assets	$116,047	11.4%	$81,224	8.0%		$101,530	10.0%
Tier I capital to risk-weighted assets	105,749	10.4	60,918	6.0		81,224	8.0
Common equity tier 1 capital	90,272	8.9	45,688	4.5		65,994	6.5
Tier I capital to average assets	105,749	9.3	45,328	4.0		56,660	5.0

(1)	For the calendar year 2016, the Company must maintain a capital conservation buffer of Tier 1 common equity capital in excess of minimum risk-based capital ratios by at least 0.625% to avoid limits on capital distributions and certain discretionary bonus payments to executive officers and similar employees.
(2)	For the Company to be well-capitalized, the Bank must be well-capitalized and the Company must not be subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the Federal Reserve to meet and maintain a specific capital level for any capital measure.

F-69	(Continued)

CAPSTAR FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 7 – EARNINGS PER SHARE

The following is a summary of the basic and diluted earnings per share calculation for the six months ended June 30, 2016 and 2015 (in thousands except share data):

	2016	2015
Basic net income per share calculation:
Numerator – Net income	$4,060	$3,430
Denominator – Average common shares outstanding	8,655,561	8,512,628

Basic net income per share	$0.47	$0.40

Diluted net income per share calculation:
Numerator – Net income	$4,060	$3,430
Denominator – Average common shares outstanding	8,655,561	8,512,628
Dilutive shares contingently issuable	1,968,443	1,829,570

Average diluted common shares outstanding	10,624,004	10,342,198

Diluted net income per share	$0.38	$0.33

F-70

2,585,000 Shares

CAPSTAR FINANCIAL HOLDINGS, INC.

Common Stock

PROSPECTUS

Prospectus dated                     , 2016

Keefe, Bruyette & Woods A Stifel Company	Sandler O’Neill + Partners, L.P.
Raymond James	Stephens Inc.

Until                 , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of our common stock being registered. We will pay for such costs and expenses. All amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee:

SEC registration fee	$4,950
FINRA filing fee	7,860
NASDAQ listing fee	125,000
Transfer agent and registrar fees and expenses	20,000
Legal fees and expenses	500,000
Accounting fees and expenses	650,000
Printing fees and expenses	250,000
Blue sky qualification fees and expenses	5,000
Miscellaneous	71,855

Total	$1,634,665

Item 14. Indemnification of Directors and Officers.

Tennessee Business Corporation Act

The TBCA provides that a corporation may indemnify its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interests and in all other cases, the director or officer reasonably believed that his or her conduct was at least not opposed to the best interests of the corporation and (iii) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Conversely, the TBCA provides that a corporation may not indemnify a director or officer (i) in connection with a proceeding by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to the director or officer, whether or not involving action in the director or officer’s official capacity, in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by the director or officer. Unless limited by the corporation’s charter, in cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or officer was a party because the director or officer is or was a director or officer of the corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in connection with the proceeding. With respect to the advancement of expenses, the TBCA provides that a corporation may pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if (i) the director or officer furnishes the corporation a written affirmation of the director or officer’s good faith belief that the director or officer has met the applicable standard of conduct described above, (ii) the director or officer furnishes the corporation a written undertaking to repay the advance if it is ultimately determined that the director or officer is not entitled to indemnification and (iii) a determination is made that the facts then known to those making the advancement determination would not preclude the director or officer from being indemnified. Notwithstanding the foregoing, the TBCA provides that, unless the corporation’s charter provides otherwise, a court of competent jurisdiction, upon application, may order that a director or officer be indemnified if (i) the director or officer is entitled to mandatory indemnification as described above, in which case the court will also order the corporation to pay the reasonable fees of such director or officer incurred to obtain the court-ordered indemnification or (ii) in consideration of all relevant circumstances, the court determines that the director or officer is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) the director or officer did not meet the applicable standard of conduct described above or (b) the director or officer was adjudged liable to the corporation in a proceeding by or in right of the corporation or was adjudged liable on the basis that he or she received improper personal benefit, in which case such director or officer’s indemnification would be limited to reasonable expenses incurred. The TBCA also permits a corporation to purchase and maintain insurance on behalf of any director or officer regarding liability asserted against or incurred by the director or officer in his or her capacity as a director or officer whether or not the corporation would have the ability to indemnify the officer or director from the same liability under the TBCA.

The TBCA is not exclusive of rights relating to indemnification and advancement of expenses to which a director may be entitled in the corporation’s charter, bylaws, or, when authorized by such charter or bylaws, in a resolution of the shareholders or directors or by agreement. A corporation may not indemnify a director if a final judgment adverse to such director establishes his or her liability for any breach of loyalty to the corporation or its shareholders, for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or for unlawful distributions. A corporation may indemnify and advance expenses to an officer who is not a director to the extent, consistent with public policy, that may be provided in its charter, its bylaws, an action of its board of directors or contract.

Charter and Bylaws

Our charter states that, to the fullest extent permitted by the TBCA, we will indemnify our directors and officers from and against any and all expenses, liabilities and other matters covered by the TBCA. Such right of indemnification is not exclusive of rights to which directors and officers may be entitled under any bylaw, vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and such right of indemnification will continue as to a director or officer who has ceased to be a CapStar director or officer.

Pursuant to our bylaws, a CapStar director or officer who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the director or officer is or was a CapStar director or officer or is or was serving at CapStar’s request as a director, officer, manager or employee of an affiliate or of another entity, whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, manager, employee or agent or in any other capacity while serving as a director, officer, manager, or employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the TBCA against all expense, liability and loss reasonably incurred by the director or officer if the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to our best interests or the best interests of any other entity, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the director or officer’s conduct was unlawful. Such right of indemnification will continue as to a director or officer who has ceased to be a CapStar director or officer and includes the right to require us to pay the expenses incurred in defending a proceeding in advance of its final disposition, provided, however, that an advancement of expenses incurred by a director or officer will be made only upon delivery to us of an undertaking to repay all amounts advanced if the director or officer is determined not to be entitled to be indemnified for such expenses. The rights to indemnification and to the advancement of expenses provided by our bylaws are not exclusive of any other right which a director or officer may have or acquire under any statute, our charter, bylaws, any agreement, any vote of shareholders or disinterested directors or otherwise. In addition, our bylaws provide that we may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by the director or officer in his or her capacity as a director, officer, employee or agent whether or not we would have had the power to indemnify against such liability.

The above is a general summary of certain indemnity provisions of the TBCA, our charter and our bylaws and is subject, in all cases, to the specific and detailed provisions of the TBCA, our charter and our bylaws.

Insurance and Contractual Arrangements

We maintain directors’ and officers’ liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer of the Company or any direct or indirect subsidiary with exclusions including but not limited to customary exclusions for certain intentionally fraudulent or criminal acts and profit or advantage to which an insured is not entitled.

Reference is made to the form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement for provisions providing that the underwriters are obligated under certain circumstances to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act.

Acquisition of Farmington Financial Group, LLC. On February 3, 2014, the bank acquired all of the assets and liabilities of Farmington Financial Group, LLC, or Farmington, for approximately $6.4 million in total consideration. Of the total consideration, 100,000 shares of common stock were issued for an aggregate amount of approximately $1.15 million in value. No underwriter or placement agent was involved in the issuance or sale of any of the shares of common stock, and no underwriting discounts or commissions were paid. The shares of common stock were issued under an exemption from registration pursuant to Section 3(a)(11) and Section 4(a)(2) of the Securities Act as a transaction by an issuer in an intrastate offering and as a transaction by an issuer not involving any public offering.

Share Exchange and Reorganization. On February 5, 2016, we entered into a share exchange with the shareholders of the bank pursuant to which (i) we acquired all of the bank’s issued and outstanding shares of common stock and preferred stock and (ii) the bank became our wholly owned subsidiary. In the share exchange, 8,625,251 shares of the bank’s common stock were exchanged for and converted into 8,625,251 shares of our common stock, and 1,609,756 shares of the bank’s preferred stock were exchanged for and converted into 1,609,756 shares of our preferred stock. In addition, we assumed 181,867 shares of restricted stock, 796,069 warrants and 998,500 stock options that were previously issued by the bank. No underwriter or placement agent was involved in this transaction, and no underwriting discounts or commissions were paid. The issuance and sale of the securities in this transaction were made in reliance upon exemptions from registration requirements under Section 3(a)(12) of the Securities Act.

Equity Awards and Grants. During the period between September 14, 2013 and the filing of this registration statement, we have granted 102,500 stock options and 265,182 restricted shares of common stock pursuant to the CapStar Bank 2008 Stock Incentive Plan and the CapStar Financial Holdings, Inc. Stock Incentive Plan to our employees and directors. No underwriter or placement agent was involved in the issuance or sale of any of these securities, and no underwriting discounts or commissions were paid. The issuance and sale of the securities described above were made in reliance upon exemptions from registration requirements under Section 4(a)(2) of the Securities Act and pursuant to Rule 701 promulgated under the Securities Act.

Item 16. Exhibits.

(a) Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

1.1	Form of Underwriting Agreement**

2.1	Agreement and Plan of Share Exchange, dated as of December 1, 2015, between CapStar Bank and CapStar Financial Holdings, Inc.*

3.1	Charter of CapStar Financial Holdings, Inc.*

3.2	Bylaws of CapStar Financial Holdings, Inc.*

4.1	Form of Common Stock Certificate**

4.2

Second Amended and Restated Shareholders’ Agreement, dated as of August 22, 2016, among CapStar Financial Holdings, Inc., CapStar Bank, Corsair III Financial Services Capital Partners, L.P., Corsair III Financial Services Offshore 892 Partners, L.P., North Dakota Investors, LLC and certain other persons named therein.*

5.1	Opinion of Waller Lansden Dortch & Davis, LLP**

10.1	Fifth Amended and Restated Executive Employment Agreement between CapStar Financial Holdings, Inc. and Claire W. Tucker, dated as of June 27, 2016*

10.2	Third Amended and Restated Executive Employment Agreement between CapStar Financial Holdings, Inc. and Robert B. Anderson, dated as of May 31, 2016*

10.3	Third Amended and Restated Executive Employment Agreement between CapStar Bank and Dandridge W. Hogan, dated as of June 23, 2016*

10.4	Executive Employment Agreement between CapStar Bank and Christopher Tietz, dated as of June 28, 2016*

10.5	CapStar Financial Holdings, Inc. Stock Incentive Plan*

10.6	CapStar Financial Holdings, Inc. form of Restricted Stock Agreement*

10.7	CapStar Financial Holdings, Inc. form of Non-Qualified Stock Option Agreement*

10.8	CapStar Financial Holdings, Inc. form of Restricted Stock Agreement to replace awards of CapStar Bank Restricted Stock*

10.9	CapStar Financial Holdings, Inc. form of Non-Qualified Stock Option Agreement to replace awards of CapStar Bank Options*

10.10	Form of Common Stock Purchase Warrant Agreement*

10.11	Form of Non-Voting Common Stock Warrant*

10.12	Consulting Services Agreement between CapStar Financial Holdings, Inc. and Dale W. Polley, dated as of August 15, 2016*

21.1	Subsidiaries of CapStar Financial Holdings, Inc.*

23.1	Consent of Waller Lansden Dortch & Davis, LLP (contained in Exhibit 5.1)**

23.2	Consent of KPMG LLP**

24.1	Power of attorney*

*	Previously filed.
**	Filed herewith.

(b) Financial Statement Schedules. None.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a)

To provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	That:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Nashville, State of Tennessee, on September 20, 2016.

CAPSTAR FINANCIAL HOLDINGS, INC.

By:	/s/ Claire W. Tucker
Claire W. Tucker
Director, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Claire W. Tucker Claire W. Tucker	Director, President and Chief Executive Officer (Principal Executive Officer)	September 20, 2016

/s/ Robert B. Anderson Robert B. Anderson	Chief Financial Officer and Chief Administrative Officer (Principal Financial Officer and Principal Accounting Officer)	September 20, 2016

* Dennis C. Bottorff	Chairman	September 20, 2016

* L. Earl Bentz	Director	September 20, 2016

* Thomas R. Flynn	Director	September 20, 2016

Signature	Title	Date

* Julie D. Frist	Vice Chair	September 20, 2016

* Louis A. Green III	Director	September 20, 2016

* Dale W. Polley	Director	September 20, 2016

* Stephen B. Smith	Director	September 20, 2016

* Richard E. Thornburgh	Director	September 20, 2016

* James S. Turner, Jr.	Director	September 20, 2016

* Toby S. Wilt	Director	September 20, 2016

* Pursuant to the power of attorney previously included in the Registrant’s Registration Statement on Form S-1 filed on August 29, 2016.

/s/ Claire W. Tucker
Claire W. Tucker Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement**

2.1	Agreement and Plan of Share Exchange, dated as of December 1, 2015, between CapStar Bank and CapStar Financial Holdings, Inc.*

3.1	Charter of CapStar Financial Holdings, Inc.*

3.2	Bylaws of CapStar Financial Holdings, Inc.*

4.1	Form of Common Stock Certificate**

4.2	Second Amended and Restated Shareholders’ Agreement, dated as of August 22, 2016, among CapStar Financial Holdings, Inc., CapStar Bank, Corsair III Financial Services Capital Partners, L.P., Corsair III Financial Services Offshore 892 Partners, L.P., North Dakota Investors, LLC and certain other persons named therein.*

5.1	Opinion of Waller Lansden Dortch & Davis, LLP**

10.1	Fifth Amended and Restated Executive Employment Agreement between CapStar Financial Holdings, Inc. and Claire W. Tucker, dated as of June 27, 2016*

10.2	Third Amended and Restated Executive Employment Agreement between CapStar Financial Holdings, Inc. and Robert B. Anderson, dated as of May 31, 2016*

10.3	Third Amended and Restated Executive Employment Agreement between CapStar Bank and Dandridge W. Hogan, dated as of June 23, 2016*

10.4	Executive Employment Agreement between CapStar Bank and Christopher Tietz, dated as of June 28, 2016*

10.5	CapStar Financial Holdings, Inc. Stock Incentive Plan*

10.6	CapStar Financial Holdings, Inc. form of Restricted Stock Agreement*

10.7	CapStar Financial Holdings, Inc. form of Non-Qualified Stock Option Agreement*

10.8	CapStar Financial Holdings, Inc. form of Restricted Stock Agreement to replace awards of CapStar Bank Restricted Stock*

10.9	CapStar Financial Holdings, Inc. form of Non-Qualified Stock Option Agreement to replace awards of CapStar Bank Options*

10.10	Form of Common Stock Purchase Warrant Agreement*

10.11	Form of Non-Voting Common Stock Warrant*

10.12	Consulting Services Agreement between CapStar Financial Holdings, Inc. and Dale W. Polley, dated as of August 15, 2016.*

21.1	Subsidiaries of CapStar Financial Holdings, Inc.*

23.1	Consent of Waller Lansden Dortch & Davis, LLP (contained in Exhibit 5.1)**

23.2	Consent of KPMG LLP**

24.1	Power of attorney*

*	Previously filed.
**	Filed herewith.